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As filed with the Securities and Exchange Commission on September 24, 2007

Registration No. 333-144941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	20-2533768 (I.R.S. Employer Identification No.)

P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709
(919) 316-6300
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

LAWRENCE D. STERN
Chairman and Chief Executive Officer
TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709
(919) 316-6300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with copies to:
GERARD S. DIFIORE ARON IZOWER REED SMITH LLP 599 Lexington Avenue New York, New York 10022 (212) 521-5400 (212) 521-5450 (facsimile)
JOHN F. GAITHER, Jr.
Executive Vice President,
General Counsel and Secretary
TALECRIS BIOTHERAPEUTICS
HOLDINGS CORP.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park,
North Carolina 27709
(919) 316-6300
	(253) 390-6623 (facsimile)	JOHN T. BOSTELMAN GLEN T. SCHLEYER SULLIVAN & CROMWELL LLP 125 Broad Street New York, New York 10004 (212) 558-4000 (212) 558-3588 (facsimile)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

        If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS (Subject to Completion)

Issued September 24, 2007

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

                     Shares

COMMON STOCK

Talecris Biotherapeutics Holdings Corp. is offering              shares of common stock. The selling stockholders identified in this prospectus are offering an additional               shares. This is our initial public offering, and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $              and $              per share. We will not receive any proceeds from sales by the selling stockholders.

We will apply to have our common stock approved for quotation on The Nasdaq Global Market under the symbol "TLCR."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 12.

Price $     a Share

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Talecris	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

We and the selling stockholders have granted to the underwriters the option to purchase up to an additional            shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus. The first            shares under this option would be purchased from the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                        , 2007.

Morgan Stanley	Goldman, Sachs & Co.	JPMorgan

                                                       , 2007

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including                        , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

        This prospectus includes market share and industry data and forecasts that we have obtained from market research, consultant surveys, publicly available information and industry publications and surveys as well as our internal data. Except where otherwise indicated, information regarding the plasma-derived protein market is derived from Market Research Bureau's reports entitled (1) The Marketing Research Bureau Inc., The Worldwide Plasma Fractions Market 2006, dated February 2007 (the "MRB Worldwide Book"); (2) The Marketing Research Bureau Inc., The Plasma Fractions Market in The United States 2006, dated July 2007 (the "MRB U.S. Book"); (3) The Marketing Research Bureau Inc., International Directory of Plasma Fractionators 2005; (4) The Marketing Research Bureau Inc., The Plasma Fractions Market in Canada 2005, dated October 2006 (the "MRB Canada Book"); (5) The Marketing Research Bureau, Inc., International Plasma Protein Congress, Statistics on the Global Plasma Products Market, dated March 2006 (the "MRB IPPC Statistics"); (6) The Marketing Research Bureau, Inc., A Market Profile and Forecast of the Albumin Demand in the United States Through The Year 2012, dated May 2007; (7) The Marketing Research Bureau, Inc., The Worldwide Alpha-1 Antitrypsin Market Present Situation and Future Prospects 2005-2015, dated November 2005; and (8) The Marketing Research Bureau Inc., The Worldwide Plasma Fractions Market 1984 to 2000 (the "MRB Worldwide Book 1984-2000"). Market research, consultant surveys, and industry publications and surveys generally indicate

i

that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy or completeness of such information. Although we believe that the publications and reports are reliable, neither we nor the underwriters have independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from our investors, partners, trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.

        We have a number of registered marks, including Gamunex®, Prolastin®, Plasbumin®, Plasmanate®, Koate®, Thrombate III®, GamaStan®, HyperHepB®, HyperRho®, HyperRab®, HyperTet®, Gamimune® and Talecris Direct®. This prospectus also contains additional trade names, trademarks and service marks belonging to us and to other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders.

ii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. Before investing in our common stock, you should read this prospectus carefully in its entirety, especially the risks of investing in our common stock that we discuss in the "Risk Factors" section of this prospectus and our financial statements and financial statements of the Bayer Plasma Products Business Group and of International BioResources, L.L.C. (IBR) and affiliated entities and the related notes beginning on page F-1.

        In this prospectus, unless otherwise stated or the context otherwise requires, references to "Talecris," "we," "us," "our" and similar references refer to Talecris Biotherapeutics Holdings Corp. for the period subsequent to our formation, and refer to Bayer Plasma Products Business Group, an operating unit of the Biological Products division of Bayer Healthcare LLC, which is a subsidiary of Bayer AG, for the period prior to our formation. Unless otherwise stated or the context requires otherwise, "Bayer" means Bayer AG, or any of its directly or indirectly wholly-owned subsidiaries.

        We refer to EBITDA and adjusted EBITDA in various places in this prospectus. The definitions of EBITDA and adjusted EBITDA, and a reconciliation of EBITDA and adjusted EBITDA to Net Income (Loss), are provided in footnotes 1 and 2 under the heading "Summary Historical Consolidated and Combined Financial Data" and "Selected Historical Consolidated and Combined Financial Data."

Talecris Biotherapeutics Holdings Corp.

Overview

        We are a biopharmaceutical company that is one of the largest producers and marketers of plasma-derived protein therapies in the world. We develop, produce, market and distribute therapies that extend and enhance the lives of people suffering from chronic and acute, often life-threatening, conditions, such as immune deficiency disorders, alpha-1 antitrypsin (AAT) deficiency, infectious diseases, hemophilia and severe burns. In 2006, our internal estimates show that we ranked second in the North American market with a 27% share of combined product sales and contract manufacturing based upon the MRB U.S. Book, the MRB Canada Book and the MRB Worldwide Book. In 2005, we ranked third in the $7.0 billion global market with a 14% share of product sales according to the MRB Worldwide Book. Our largest product, Gamunex Immune Globulin Intravenous (Human), is one of the leading products in the IGIV market with a reputation as a premium product within the intravenous immune globulin, or IGIV, category based upon the MRB Worldwide Book and the MRB U.S. Book. Our second largest product, Prolastin Alpha 1 Proteinase Inhibitor (Human), was granted "orphan drug" status and has a 71% share of sales in the United States, a 78% share of sales worldwide and a high degree of brand recognition within the alpha-1 proteinase inhibitor, or A1PI, category, which is one of the fastest growing categories of this industry according to the MRB Worldwide Book and the MRB U.S. Book. We began operations as an independent company on April 1, 2005, upon the completion of our acquisition of substantially all of the assets and specified liabilities of the Bayer Plasma Products Business Group, an operating unit of the Biological Products division of Bayer Healthcare LLC, which is a subsidiary of Bayer AG. During the year ended December 31, 2006, we generated net revenue and net income of $1.1 billion and $87.4 million, respectively, and EBITDA and adjusted EBITDA of $140.7 million and $264.1 million, respectively.

        We established our leading market positions through a history of innovation, including developing the first ready-to-use 10% liquid IGIV product in North America and the first A1PI product globally. We continue to develop products to address unmet medical needs and employ over 220 scientists and support staff to develop new products, expand the uses of our existing products, and enhance our process technologies. Our business is supported by an integrated infrastructure including 47 plasma collection centers, one of the world's largest integrated fractionation and purification facilities, a differentiated distribution network, and sales and marketing organizations in the U.S., Canada and Germany. Our heritage of patient care innovations in therapeutic proteins dates back to Cutter Laboratories, which began to produce plasma-derived products in the early 1940s, and its successor companies, including Miles Inc., Bayer Corporation and Bayer Healthcare LLC.

The Plasma Products Industry

        Market Dynamics.    The human plasma-derived products industry has demonstrated total sales growth at a compound annual rate of approximately 7% globally over the past 20 years with worldwide sales of approximately $7.0 billion in 2005 based upon the MRB Worldwide Book and the MRB Worldwide Book 1984-2000. U.S. sales have grown at a compound annual rate of approximately 9% over the past 16 years with sales of $3.1 billion in 2006 according to the MRB U.S. Book. Consistent worldwide growth in demand and favorable supply/demand dynamics have generally provided a basis for price increases over the past three years.

        Significant consolidation over the past five years has reduced the number of major producers of plasma products to five companies, including us. Three companies, including us, currently collectively account for over 82% of U.S. sales according to the MRB U.S. Book. The industry today has fewer participants, which tend to be larger, vertically integrated and more profit driven, with the economics necessary to permit them to invest in the development of new therapies and indications, and more efficient and compliant facilities to serve the patient community.

        While demand for plasma-derived products has continued to expand, the supply of human plasma has decreased significantly over the past 10 years. From 1996 to 2006, U.S. plasma collections decreased from 14.1 million liters to 11.9 million liters, while plasma recovered from whole blood donations remained flat. Worldwide plasma collections have also declined, from 19.4 million liters in 2000 to 18.0 million liters in 2005. Although there has been a recent increase in U.S. plasma collections, the general decrease has led to industry supply constraints.

        We expect demand for plasma products to continue to grow at a compound annual rate of 6% to 8% for the next five to seven years based upon the MRB IPPC Statistics and the MRB Worldwide Book. There are significant barriers to entry into the plasma derivatives manufacturing business, including the operationally complex nature of the business; a high level of capital expenditures to develop, equip and maintain the necessary storage, fractionation and purification facilities; securing an adequate supply of U.S. sourced plasma; significant intellectual property; and the ability to comply with extensive regulation by the FDA and comparable authorities worldwide.

        Market Overview.    Plasma contains many therapeutic proteins which the body uses to, among other things, fight infection, regulate body function, and control bleeding. These proteins are extracted from plasma through a process known as fractionation, which separates the therapeutic proteins contained in the plasma into constituent fractions. These fractions are then further processed and purified to create different product classes addressing a range of therapeutic needs. Our four largest product categories and their indications are given in the table below:

Segment and Talecris Key Products	Our Indications	Talecris Share of Sales	Market Historic Growth Rate CAGR	Talecris Net Revenue 2006 (000's)

IGIV Gamunex IGIV	U.S. and EU—Primary Immune Deficiency Idiopathic Thrombocytopenic Purpura. EU only—Guillain Barre Syndrome, Chronic Lymphocytic Leukemia, Post Bone Marrow Transplant	26%—U.S.(1) 19%—Worldwide(2)	15%—U.S.(3) 11%—Worldwide(4)	$460,036—U.S. $649,903(6)—Worldwide

A1PI Prolastin A1PI	AAT Deficiency related emphysema	71%—U.S.(1) 78%—Worldwide(2)	16%—U.S.(3) 15%—Worldwide(4)	$157,732—U.S. $225,986—Worldwide

Albumin Plasbumin-5 (Human) 5% USP Plasbumin-20 (Human) 25% USP Plasmanate, Plasma Protein Fraction 5% USP	Plasma expanders, severe burns, acute liver and kidney failures	15%—U.S.(1) 7%—Worldwide(2)	21%—U.S.(5) 5%—Worldwide(4)	$33,536—U.S. $73,768(6)—Worldwide

Hyperimmunes GamaStan, HyperHepB, HyperRho, HyperRab, HyperTet	Hepatitis A, Hepatitis B, Rabies, RH Sensitization, Tetanus	17%—U.S.(1) 10%—Worldwide(2)	3%—U.S.(5) 5%—Worldwide(4)	$45,578—U.S. $60,107—Worldwide

(1)
For the 2006 calendar year, according to MRB.
(2)
For the 2005 calendar year, according to MRB.
(3)
Represents the compound annual growth rate from 1996 to 2006, calculated based on data from MRB.
(4)
Represents the compound annual growth rate from 1994 to 2005, calculated based on data from MRB.
(5)
Represents the compound annual growth rate from 2003 to 2006, calculated based on data from MRB.
(6)
Includes tolling revenues from Canadian blood system.

Competitive Strengths

        We believe that the following strengths position us to compete effectively in the plasma products industry:

  •
  Premium Global Liquid 10% IGIV product.    Our brand, Gamunex IGIV, launched in North America in 2003 as a premium ready-to-use liquid IGIV product, is one of the leading products in the IGIV market. We believe Gamunex IGIV is considered to be the industry benchmark due to a comprehensive set of differentiated product characteristics that have positioned it as the premium product in its category since its launch. Gamunex IGIV is a ready-to-use 10% liquid product with no sugar, which makes it a product of choice for many at-risk patients, and we use a patented caprylate process that preserves more of the fragile IgG proteins compared to prior generation IGIV products. We are the preferred liquid IGIV of allergists/immunologists in the United States (source: Harris Interactive Report January 2007). As a result, Gamunex IGIV achieves a price premium compared to most other IGIV products. We are currently pursuing an indication for Gamunex IGIV in CIDP (chronic inflammatory demyelinating polyneurophathy) and have been granted fast track review and orphan drug designation by the FDA.

  •
  Leading Producer of A1PI with Strong Brand Recognition.    We are the world's largest producer of A1PI, which is used for the treatment of AAT deficiency-related emphysema. Prolastin A1PI has the leading share of sales in the United States and the European Union, and is the only A1PI product licensed in Canada, Germany, Italy and Austria. Our Talecris Direct direct-to-patient delivery system with a sophisticated disease state management program provides us a competitive advantage through increased patient loyalty, a high degree of channel integrity, proprietary customer and sales data, and a predictable revenue stream with better economics than indirect channels. In 2006 we became the first producer of an A1PI therapy to complete a Mutual Recognition Procedure giving us the regulatory approval necessary to sell Prolastin A1PI in ten additional European countries where, based upon our internal estimates, we believe approximately 30% of the global patient population may reside and where there is no other licensed A1PI product. We are currently in reimbursement negotiations in these countries. We are currently developing Alpha-1 MP A1PI, our next generation therapy, which is designed to have improved yields and product purity.

  •
  Leader and Innovator in the Global Plasma Products Industry with a Well-Established, Integrated Platform.    We have a successful history of product innovation and commercialization, and we possess specific expertise and core competencies in the development, purification, large-scale manufacture and sale of protein therapeutics. There has never been a documented or confirmed transmission of disease through our IGIV or A1PI products.

  •
  Process Innovation: We are the developer of the first ready-to-use 10% liquid IGIV product in North America and the first A1PI product. We have applied new developments in protein purification, including caprylate and chromatography technologies, and are now selling a third generation IGIV product.

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  R&D Pipeline: Our current research and development consists of a range of programs that aim to obtain new therapeutic indications for existing products, enhance product delivery, improve purity and safety, and increase product yields. In addition, our Phase I/II candidate, Plasmin, represents an opportunity to expand into a new market addressing the dissolution of blood clots including acute peripheral arterial occlusion (aPAO) and ischemic stroke.

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  Enhancing future growth through recombinant protein technology: We are currently developing a commercial process to produce recombinant Plasmin and plan to pursue the development of recombinant Plasmin to treat ischemic stroke. Recombinant technology permits the production of proteins, including human proteins, in bacteria, yeast, or cell cultures.

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  Favorable Distribution Arrangements.    Our size, history and reputation in the industry have enabled our sales force to establish direct and indirect channels for the distribution of our products, and have provided us with experience in dealing with our key regulators, doctors, patient advocacy groups and plasma protein policy makers. Since 2005, we have rationalized our distribution network and simultaneously entered into long-term distribution agreements which we believe grant us favorable volume, pricing, and payment terms. We have made appropriate commitments to the Public Health Service and Federal Supply Schedule programs as part of our distribution system. In addition, since the late 1980s, we have been the "supplier of record" for the Canadian blood system under contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec, to provide plasma-derived products.

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  Experienced, Proven Management Team.    Our business is led by an experienced management team, with our executive officers having an average of nearly 8 years of experience in the plasma/protein therapeutics business and an average of over 16 years of experience in healthcare-related businesses, as well as a broad spectrum of general business experience. Our management team has been effective and successful in transitioning our business from a division of Bayer to a stand-alone company, a process that required sophisticated planning and the development of extensive infrastructure. We have both the complex technical knowledge required in the protein therapeutic products industry and proven competency in commercializing protein therapeutic products.

Business Strategy

        Our goal is to be the recognized global leader in developing and delivering premium protein therapies to extend and enhance the lives of individuals suffering from chronic, acute and life-threatening conditions. The key elements of our strategy for achieving this goal are as follows:

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  Capitalize on favorable industry dynamics.    The plasma-derived protein therapeutics industry is enjoying favorable conditions. As a result of the long-term increase in demand for our plasma-derived products and limits in production and collection capacity, pricing has increased steadily for our key plasma-derived products since 2004. Investment needs and increases in costs have also contributed, often significantly, to price increases.

  •
  Realize operating leverage.    We seek to improve our profitability by capitalizing on the operating leverage in our business model. As a result, in part, of these efforts, our gross profit margin has increased from 22.4% in the quarter ended September 30, 2005 to 35.6% in the quarter ended June 30, 2007. A significant portion of our cost structure, other than raw materials, is relatively fixed and therefore incremental volume contributes significant additional profit. As we expand our supply of plasma, we intend to increase production and leverage our existing operations. Over the longer term, we plan to leverage available capacity in Gamunex IGIV purification even if we do not produce added quantities of other therapies. If successful, this plan could result in lower gross profit margin, but greater profit and cash flow.

  •
  Expand plasma collection platform to support growth.    In order to enhance the predictability, sustainability and profitability of our plasma supply, we plan to grow and integrate our raw material supply chain through the expansion of our plasma collection platform. We currently operate 30 licensed plasma collection centers and 17 centers that are open but have not yet been licensed. We expect to collect approximately 45% of our plasma supply from our own centers in 2007 and as much as 75% by 2009. Executing the rapid vertical integration of our plasma supply chain requires successful remediation of certain plasma centers acquired from International BioResources, L.L.C. and affiliates (IBR) and certain centers opened during our early stages of plasma center operations. Our strategy includes significant investment in operational excellence to enable rapid growth and vertical integration. Programs are underway to upgrade standard operating procedures, develop and implement computer based competency training, upgrade automation and information systems, and implement detailed operating and financial reporting metrics.

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  Manage product life cycles and invest in protein therapies.    We continually evaluate new therapeutic indications, new methods of administration, and new formulations to maintain or increase our products' sales potential and extend their commercial life. For example, we successfully developed and introduced Gamunex IGIV as a higher-yield, well tolerated successor version of our Gamimune IGIV product. Plasmin represents a significant opportunity to expand into a new market. Pre-clinical and Phase I studies indicate that Plasmin may result in a safer and faster treatment for restoring blood flow through arteries and veins obstructed by blood clots.

Certain Risk Factors

        Our business is subject to numerous risks, including without limitation the following:

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  We may be unable to obtain adequate quantities of FDA-approved plasma due to industry-wide shortages, problems with third-party suppliers or difficulties with our own centers.

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  Government or third-party payors may decrease or otherwise limit the amount, scope or other eligibility requirements for reimbursement for the purchasers of our products.

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  Our manufacturing processes, plasma supply and products may be susceptible to contamination.

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  The recent favorable pricing environment for our products may not continue.

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  Our plasma collection and manufacturing processes are subject to FDA regulation, oversight and inspection, which in the event of non-compliance could adversely impact operations.

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  We are dependent on third parties to provide crucial supplies (including plasma), to service our equipment, and to sell, distribute and deliver our products.

These and other risks are more fully described in the section entitled "Risk Factors." We urge you to carefully consider all the information presented in the section entitled "Risk Factors" beginning on page 12.

Our Corporate Information

        We were incorporated under the laws of the State of Delaware on March 11, 2005 and commenced operations on April 1, 2005, upon completion of our acquisition on March 31, 2005 of substantially all of the assets and specified liabilities of the Bayer Plasma Products Business Group, a unit of the Biological Products division of Bayer Healthcare LLC, which is a subsidiary of Bayer AG. Our principal executive offices are located at 4101 Research Commons, 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 27709 and our telephone number is (919) 316-6300. Our website address is http://www.talecris.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

        We are a majority owned subsidiary of Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. Upon the consummation of this offering, Talecris Holdings, LLC will own approximately    % of our shares of common stock (assuming the underwriters do not exercise their option to purchase additional shares).

THE OFFERING

Common stock we are offering	shares
Common stock being offered by the selling stockholders	shares
Common stock to be outstanding after this offering	shares
Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We expect to use (i) $ of the net proceeds from this offering to repay outstanding principal and interest, and prepayment penalties, (ii) $12.5 million of the net proceeds from this offering to pay earned and unpaid dividends on our outstanding Series A and B convertible preferred stock, and (iii) $28.8 million of the net proceeds from this offering to pay the termination fee under our management agreement. We intend to use the balance, if any, for working capital and other general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."
Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of the factors to consider carefully before deciding to purchase any shares of our common stock.
Proposed Nasdaq Global Market symbol	TLCR

        The number of shares of our common stock to be outstanding immediately after this offering is based on 11,300,356 shares of common stock outstanding as of                              , including an aggregate of 256,287 unvested shares outstanding under the 2006 Restricted Stock Plan as of the closing of this offering and an additional 10,730,790 shares of common stock issuable upon the conversion of all of our outstanding shares of our preferred stock prior to the closing of this offering. The number of shares of common stock to be outstanding after this offering excludes:

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  1,292,699 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2007 at a weighted average exercise price of $21.53 per share; and

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  an aggregate 404,189 of shares of common stock reserved for future issuance under our 2005 Stock Option and Incentive Plan and our 2006 Restricted Stock Plan as of the closing of this offering.

        Unless otherwise noted, all information in this prospectus assumes:

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  no exercise of the outstanding options described above;

  •
  no exercise by the underwriters of their option to purchase up to an aggregate of                              additional shares of common stock from us and the selling stockholders; and

  •
  the conversion of all of the outstanding shares of our preferred stock into an aggregate of 10,730,790 shares of common stock prior to the closing of this offering.

SUMMARY HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

        The following is a summary of our consolidated historical financial data and the combined financial data for Bayer Plasma Products Business Group (Bayer Plasma or Predecessor), our business predecessor, for the periods ended and at the dates indicated below. You should read this information together with our consolidated financial statements and the combined financial statements for Bayer Plasma and the related notes appearing at the end of this prospectus along with the "Selected Historical Consolidated and Combined Financial Data," and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus.

        We have derived the audited historical financial data as of and for the fiscal year ended December 31, 2004 and as of and for the three months ended March 31, 2005 from the audited combined financial statements for Bayer Plasma, which are included elsewhere in this prospectus, and we derived the audited consolidated historical financial data as of December 31, 2005 and December 31, 2006 and for the period from our inception to December 31, 2005 and for the year ended December 31, 2006 from our audited consolidated financial statements included elsewhere in this prospectus.

        The unaudited financial data as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 have been derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. The unaudited financial data as of June 30, 2006 has been derived from our unaudited interim consolidated financial statements, which are not included in this prospectus. These unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for those periods. Operating results for the six months ended June 30, 2007 are not necessarily indicative of results that may be expected for the year ending December 31, 2007.

        The financial statements of Bayer Plasma are presented on a carve-out basis from the historical financial statements of Bayer AG and its affiliates. As Predecessor, we participated in Bayer's centralized cash management system and our net cash funding requirements were met by Bayer. We were not allocated interest costs from Bayer for use of these funds. The Predecessor's combined results of operations include all net revenue and costs directly attributable to our operations as Bayer Plasma, including all costs for supporting functions and services used by us at shared sites and performed by centralized Bayer organizations, presented on a carve-out basis, prior to our March 31, 2005 formation transaction. In Predecessor periods, the expenses for these services were charged to us based on a determination of the services provided primarily using activity-based allocation methods based primarily on revenue, headcount, or square footage. In Predecessor periods, Bayer also provided certain manufacturing services to us for the production of certain products at established transfer prices, which have been included in cost of goods sold.

        We acquired certain assets and liabilities of Bayer Plasma on March 31, 2005. Successor operations began on April 1, 2005 as the successor business (Successor). On April 12, 2005, we acquired Precision Pharma Services, Inc., or Precision Pharma, which supplied intermediate paste principally to our predecessor and us. Precision Pharma was owned by affiliates of Ampersand, which are investors in Talecris Holdings, LLC.

        We believe that the comparability of our financial results between Successor and Predecessor periods presented is significantly impacted by the following items, which are more fully described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

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  Acquisition of Bayer Plasma net assets and related purchase accounting

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  Distribution and transition services agreements with Bayer affiliates

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  Transition related activities

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  Management fees

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  Share-based compensation awards

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  Special recognition bonus plan

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  Capital structure

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  Gamunex IGIV production incident

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  Acquisition of plasma collection centers

Summary Financial Data

	Predecessor		Successor
	Year Ended December 31, 2004	Three Months Ended March 31, 2005	Inception Through December 31, 2005	Year Ended December 31, 2006	Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
	(in thousands)
Income (Loss) Statement Data:
Net revenue:
Net product revenue	$846,500	$245,500	$654,939	$1,114,489	$571,521	$590,301
Other	—	—	13,039	14,230	6,305	9,658

Total net revenue	846,500	245,500	667,978	1,128,719	577,826	599,959
Cost of goods sold	661,500	209,700	561,111	684,750	361,917	373,280

Gross profit	185,000	35,800	106,867	443,969	215,909	226,679
Operating expenses:
SG&A	102,200	27,500	89,205	241,448	83,520	90,038
R&D	59,000	14,800	37,149	66,801	23,931	29,049

Total operating expenses	161,200	42,300	126,354	308,249	107,451	119,087

Income (loss) from operations	23,800	(6,500)	(19,487)	135,720	108,458	107,592
Other income (expense):
Equity in earnings of affiliate	—	—	197	684	399	253
Interest expense, net	—	—	(21,224)	(40,867)	(15,869)	(55,670)
Loss on extinguishment of debt	—	—	—	(8,924)	—	—

Income (loss) before income taxes and extraordinary items	23,800	(6,500)	(40,514)	86,613	92,988	52,175
Provision for income taxes	(18,500)	(5,100)	(2,251)	(2,222)	(2,470)	(3,456)

Income (loss) before extraordinary items	5,300	(11,600)	(42,765)	84,391	90,518	48,719
Extraordinary items:
Gain (loss) from unallocated negative goodwill	—	—	252,303	(306)	(306)	—
Gain from settlement of contingent consideration due Bayer	—	—	13,200	3,300	3,300	—

Net income (loss)	$5,300	$(11,600)	$222,738	$87,385	$93,512	$48,719

Other Financial Data and Ratios (unaudited):
Liters of plasma processed	3,016	905	2,493	2,983	1,517	1,293
Gross profit margin	21.9%	14.6%	16.0%	39.3%	37.4%	37.8%
EBITDA(1)(2)	$56,500	$1,500	$(18,056)	$140,680	$110,326	$111,653
Adjusted EBITDA(1)(2)	$56,500	$1,500	$(574)	$264,058	$143,493	$132,253
	Predecessor		Successor
	Year Ended December 31, 2004	Three Months Ended March 31, 2005	Inception Through December 31, 2005	Year Ended December 31, 2006	Six Months Ended June 30, 2006	Six Months Ended June 30, 2007	Pro Forma as Adjusted June 30, 2007
	(in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	—	—	$10,887	$11,042	$44,302	$47,125
Total assets	$1,115,200	$1,040,800	$705,249	$903,474	$751,276	$1,022,533
Long-term debt and redeemable preferred stock	—	—	$270,997	$1,213,455	$309,980	$1,251,061
Total stockholders' equity (deficit) parent's net investment	$987,000	$943,600	$152,835	$(528,980)	$246,165	$(479,962)

(1)
We define EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, extraordinary items, equity in earnings of affiliate, and gains on sales of equipment. We define Adjusted EBITDA as EBITDA, further adjusted to exclude transition and other non-recurring expenses, management fees paid to our sponsors, non-cash share-based compensation expense, and special recognition bonus expense, which we believe are not indicative of our ongoing core operations. These items are described in more detail in the reconciliation below.

  We include EBITDA and Adjusted EBITDA because each provides useful information to investors about us and our financial condition and results of operations:

  •
  EBITDA and Adjusted EBITDA are measures used by our Board of Directors and management to evaluate operating performance and make day-to-day operating decisions.

  •
  EBITDA assists in comparing our operating performance on a consistent basis by removing the impact of our capital structure (primarily interest charges and amortization of debt issuance costs), asset base (primarily depreciation and amortization) and items outside the control of our management team (taxes) from our operations.

  •
  Adjusted EBITDA, as a supplemental measure, assists in assessing our performance by removing certain non-cash equity compensation expenses, management fees paid to our sponsors, transition and other non-recurring costs associated with establishing our infrastructure as an independent company, and special recognition bonuses which provided cash awards to certain of our employees, senior executives and members of our Board of Directors.

  •
  EBITDA and Adjusted EBITDA serve as measures in evaluating annual incentive compensation awards to our employees and senior executives.

  •
  EBITDA and Adjusted EBITDA are used by analysts, investors, and other interested parties as common performance measures to compare results across companies in our industry and for the calculation of financial covenants in our credit facilities.

  For these reasons, we believe EBITDA and Adjusted EBITDA are useful measures to enable investors to analyze our operating results on the same basis as that used by our management.

  EBITDA and Adjusted EBITDA are considered "non-GAAP financial measures" under SEC rules and should not be considered substitutes for net income (loss) or income (loss) from operations, as determined in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, including, but not limited to the following:

  •
  EBITDA does not reflect our historical capital expenditures, or future requirements for capital expenditures, or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments under our credit agreements;

  •
  EBITDA does not reflect income tax expense or the cash requirements to pay our taxes;

  •
  Adjusted EBITDA has all the inherent limitations of EBITDA. In addition, you should be aware that there is no certainty that we will not incur similar expenses in the future, which are eliminated in the calculation of Adjusted EBITDA;

  •
  Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

  Because of these limitations, EBITDA and Adjusted EBITDA should not be considered the primary measures of the operating performance of our business. To properly and prudently evaluate our business, we encourage you to review the U.S. GAAP financial statements included elsewhere in this prospectus, and not to rely on any single financial measure to evaluate our business.

(2)
The following is a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA:

	Predecessor		Successor
						Six Months Ended June 30, 2007
	Year Ended December 31, 2004	Three Months Ended March 31, 2005	Inception Through December 31, 2005	Year Ended December 31, 2006	Six Months Ended June 30, 2006
	(in thousands)
Net income (loss)	$5,300	$(11,600)	$222,738	$87,385	$93,512	$48,719
Extraordinary items	—	—	(265,503)	(2,994)	(2,994)	—

Income (loss) before extraordinary items	5,300	(11,600)	(42,765)	84,391	90,518	48,719
Gain on sale of equipment	—	—	—	—	—	(495)
Loss on extinguishment of debt	—	—	—	8,924	—	—
Provision for income taxes	18,500	5,100	2,251	2,222	2,470	3,456
Equity in earnings of affiliate	—	—	(197)	(684)	(399)	(253)
Interest expense, net	—	—	21,224	40,867	15,869	55,670
Depreciation and amortization	32,700	8,000	1,431	4,960	1,868	4,556

EBITDA	56,500	1,500	(18,056)	140,680	110,326	111,653
Transition and other non- recurring expenses(a)	—	—	12,809	73,203	29,665	6,655
Management fees(b)	—	—	3,350	5,645	2,878	3,000
Non-cash stock option expense(c)	—	—	1,323	2,244	624	4,074
Non-cash restricted stock expense(c)	—	—	—	435	—	2,604
Non-cash unrestricted stock expense(c)	—	—	—	3,960	—	—
SRB(d)	—	—	—	37,891	—	4,267

Adjusted EBITDA	$56,500	$1,500	$(574)	$264,058	$143,493	$132,253

  (a)
  Represents the expense associated with the development of our internal capabilities to operate as a standalone company apart from Bayer, consisting primarily of consulting services associated with developing our corporate infrastructure. We believe these costs are non-recurring once the related infrastructure has been established and we have completed our overall transition from Bayer.

  (b)
  Represents the advisory fees paid to Talecris Holdings, LLC, our sponsor, under the Management Agreement, as amended. This agreement will be terminated in connection with this offering.

  (c)
  Represents our non-cash equity compensation expense associated with our stock options, restricted stock, and unrestricted stock. The restricted stock we issued was in lieu of a future cash bonus to senior management executives. The unrestricted stock was issued to our Chairman in lieu of a cash bonus.

  (d)
  Represents compensation expense associated with special recognition bonus awards granted to our employees and senior executives. These awards were granted to reward past performance and were provided to these individuals in recognition of the extraordinary value realized by us and our stockholders due to the efforts of such individuals since inception of our operating activities on April 1, 2005. We do not anticipate granting similar awards in the future.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information included in this prospectus, including the financial statements and related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business, prospects, financial condition and results of operations. In this event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our financial performance is dependent upon third-party suppliers of FDA-approved source plasma.

        Until our acquisition of plasma collection centers from IBR in November 2006, we relied on third parties for all of our plasma, a significant portion of which was provided to us through plasma collection centers owned or controlled by competitors. The plasma obtained under a supply arrangement with a subsidiary of a major competitor is anticipated to end in 2008. This supplier provided approximately 31% of our plasma in 2006 and 33% for the six month period ended June 30, 2007. Beginning in 2009, we expect that we will need to replace all of the plasma provided through this arrangement primarily through our own plasma collection efforts as well as increased plasma deliveries from our remaining third party suppliers. In addition, there are a limited number of independent suppliers capable of supplying FDA-approved source plasma and many of them have contractual relationships with our competitors, which may limit their ability to provide increased volumes of source plasma to us. Currently, we only obtain source plasma from independent third party collection centers that operate in the U.S. Two of these independent suppliers have announced that they are selling or evaluating a sale of their plasma collection businesses. As of the date of this prospectus, LifeSera has announced that it is evaluating a business combination with Kedrion S.p.A. and that it has received an unsolicited offer from Octapharma AG, and Nabi Biopharmaceuticals has announced that it entered into a definitive agreement to sell its Biologics Strategic Business Unit, which includes its plasma business assets, to Biotest Pharmaceuticals Corporation. While we expect LifeSera and Nabi, or their successor entities, to continue to provide us with plasma under our existing contracts, their sale to a competitor may make it more difficult to increase the amount of plasma we purchase from them or to renew our contracts in the future. Our inability to replace the volumes provided by this supplier through our own plasma collection efforts or through increased plasma deliveries from other third party suppliers would materially adversely effect our business.

        Plasma volumes obtained under arrangements with independent third parties have not always met expectations. Several of the independent plasma suppliers with which we maintain long-term supply arrangements are companies that are small and may lack managerial, regulatory and financial resources, which may make them more vulnerable to adverse events, such as business cycles in our industry. If these suppliers lack adequate capital to operate or expand their businesses, they may be unable to fulfill their commitments to us in a timely manner, if at all. Although we provide financial support to certain of our suppliers through loans and working capital advances, this support may not be sufficient for them to meet their future capital requirements. An inability of any of our suppliers to operate their business and satisfy their obligations in a timely manner may cause a disruption in our plasma supply, which could materially adversely affect our business.

We would become further supply-constrained and our financial performance would suffer if we could not obtain adequate quantities of FDA-approved source plasma from our own collection centers.

        In order to reduce our dependence on third-party plasma suppliers, we plan to significantly increase our supplies of source plasma for use in our manufacturing processes through the expansion of our own plasma collection centers. Our acquisition of plasma collection centers from IBR is part of this strategy. In addition, we are opening additional plasma collection centers ourselves. We also continue to pursue opportunities to purchase additional plasma collection centers.

        The creation of a corporate infrastructure to support these plasma centers, including regional management, has significantly increased our per liter cost for plasma. Until our plasma collection centers reach intended operating capacities, we will continue to charge unabsorbed overhead costs directly to cost of goods sold. If we are unable to open and operate a sufficient number of additional centers, these costs may cause us to have higher costs of operations, lower margins and lower cash flow than our competitors. If our plasma supply drops, our high fixed cost structure could result in significantly lowered profitability or losses. Similarly, one of our business strategies is to capitalize on our operating leverage to increase profitability. If we are unable to obtain increased amounts of licensed plasma for fractionation and purification, we will be unable to execute this business strategy.

        The successful development of new plasma centers depends upon a number of factors, including area demographics, access to public transportation, ability to attract and retain donors with satisfactory service, ability to obtain facilities with the appropriate square footage and floor plan, lease terms, available parking, ability to hire, train and retain competent staff, our ability to reduce employee turnover (which is currently above industry norms), our ability to improve business processes related to quality and compliance, and proximity to competitors, among other factors. Our plans include an extensive new center development program throughout the United States which will require significant managerial and capital resources. Executing the rapid vertical integration of our plasma supply chain also requires successful remediation of certain plasma centers acquired from IBR and those opened during our early stages of plasma center operations. We have experienced varying degrees of success in achieving our internal objectives related to the vertical integration of our plasma supply and in obtaining licensure by the FDA. We plan to significantly increase the level of financial and personnel support to meet our overall plasma collection objectives.

        Successful development of a plasma collection center also depends on obtaining FDA licensure of the center, as well as the approval of foreign regulatory authorities, including the German Health Authority. We begin the collection of source plasma at a new plasma center location under a FDA registration number and under FDA regulatory guidelines, but prior to obtaining FDA licensure for that specific center. We may not sell products made from plasma collected in a plasma collection center until the collection center obtains a license from the FDA. Therefore, licensing delays increase our costs and delay revenues. In the event that we determine that plasma was not collected in compliance with current Good Manufacturing Practice (cGMP) regulations or that the center is unable to obtain FDA licensure, we would be required to destroy the collected plasma and write off its inventory value.

        Obtaining adequate supplies of source plasma is dependent upon our ability to open a significant number of new centers, to obtain FDA approval for existing unlicensed centers and future centers, to maintain a cGMP compliant environment in all plasma centers and to expand production across all centers. There is no assurance that the FDA will inspect and license plasma collection centers in a timely manner consistent with our production plans. If we misjudge the readiness of a center for an FDA inspection, we may lose credibility with the FDA and cause the FDA to more closely examine all of our operations. Such additional scrutiny could materially hamper our operations.

        As part of the licensing process, the FDA performs a cGMP audit of a center's operations and any compliance issues noted during the inspection must be addressed before the FDA will issue a license for the center. Licensed centers are also inspected by the FDA, typically every two years, and must maintain compliance with cGMP regulations. As part of the FDA licensing process, we have received, and may in the future receive, warning letters from the FDA regarding particular centers. If we fail to address issues raised by the FDA or otherwise fail to maintain compliance with cGMP, we may lose our license to operate the relevant centers.

Certain of the centers we acquired and started will require greater-than-expected time and expense to achieve licensure, which increases the risk of a stock-out of our products.

        The plasma collection centers that we acquired from IBR included FDA-licensed centers, opened but unlicensed centers and centers that are under development. Our ramp-up of the opened but unlicensed centers and centers which we subsequently opened was aggressive and has required additional spending and management attention to achieve acceptable quality performance.

        The unlicensed centers are in varying degrees of readiness for FDA inspection and some centers that we acquired will need to be relocated. Also, some of the centers we acquired from IBR were understaffed and continue to experience significant turnover of personnel. We have implemented a number of measures to address personnel issues at our plasma collection centers, including improved compensation and benefit programs, extensive hiring of additional center and regional staff, the establishment of some centralized training programs, and a plan to automate recordkeeping for donor processing and shipping with industry standard software. In addition, we have also organized and staffed a corporate infrastructure to support our plasma center collection activities, including the development of new plasma collection centers. Two of the unlicensed centers that we acquired from IBR had received FDA warning letters prior to our acquisition. These and other collection centers have required, and will continue to require, significant time and resources in order for them to operate on a sustainable basis in compliance with FDA requirements.

        Our remediation efforts at our plasma centers may involve lower production levels at those centers. This decline could exacerbate our currently predicted low levels of Gamunex inventories in 2008, resulting in Gamunex stock-outs and shortages, as well as stock-outs and shortages for some of our other products. The magnitude of any such stock-out would be dependent on the ultimate timing of plasma deliveries and the relative shortfall of plasma. If we are unable to supply Gamunex, our most important product, to customers, we likely would lose market share and suffer harm to our reputation as a dependable supplier or plasma-derived therapies. We may also be subject to penalties under agreements with our customers if we fail to provide them with agreed upon quantities of Gamunex or other products. In addition, these circumstances would result in manufacturing inefficiencies that would be charged directly to cost of goods sold, resulting in lower gross profit and gross margin.

        Some of our efforts to remediate center deficiencies have not been successful, and consequently, we have closed centers in the recent past. Our future remediation efforts may not be successful in other centers and may lead to closure of centers, which would negatively impact our planned deliveries of plasma to meet our strategic objectives.

Industry-wide disruptions could reduce the availability of FDA-approved source plasma and our financial performance would suffer.

        A number of other factors could disrupt our ability to increase source plasma collections, including but not limited to:

  •
  A lack of alternative plasma supply sources. In recent years, there has been a consolidation in the industry as several plasma derivatives manufacturers have acquired plasma collectors and reduced capacity. Plasma availability worldwide declined from approximately 19.4 million liters in 2000 to approximately 18 million liters in 2005, while the number of plasma collection centers declined from 416 to 296 during the same period. As a result, it is becoming more difficult, and could be impossible, to resolve any significant disruption in the supply of plasma or an increased demand for plasma with plasma from alternative sources.

  •
  A reduction in the donor pool. Regulators in most of the large markets for plasma derivative products, including the United States, restrict the use of plasma collected from specific countries and regions in the manufacture of plasma derivative products. For example, the appearance of the variant Creutzfeldt-Jakob disease, commonly referred to as "mad cow" disease (which resulted in the suspension of the use of plasma collected from U.K. residents), and concern over the safety of blood products (which has led to increased domestic and foreign regulatory control over the collection and testing of plasma and the disqualification of certain segments of the population from the donor pool), have significantly reduced the potential donor pool.

        We believe that our existing plasma supply constraints have limited our ability to meet global customer demand and have resulted in lower sales and market share. Our largest competitors are substantially vertically integrated and, consequently, are able to meet most of their source plasma requirements through their plasma collection centers. If we are unable to appropriately locate, open, manage and obtain licensure of the requisite number of plasma collection centers and achieve sufficient plasma volumes from our own FDA-licensed centers as well as our third-party suppliers, we would be limited in our ability to maintain or grow our current levels of production.

As an organization, we have limited experience in operating plasma collection centers.

        Until our acquisition of 33 opened plasma collection centers and 25 centers in development from IBR in November 2006, we had relied on third parties and on the inventory we acquired from Bayer during our formation for our supply of plasma. Since that time we have purchased an additional 3 plasma collection centers and opened 12 of the centers in development. Although members of our management team have managed vertically integrated biotherapeutics companies previously, on the whole we lack institutional knowledge and a sufficient number of experienced collection center managers and personnel.

        Our challenges in hiring, training and retaining appropriate numbers of collection center managers and personnel have been exacerbated by the higher-than-expected turnover we experienced among former IBR employees and by certain of the centers we acquired being understaffed. Additionally, many of our centers are in their start-up phase which traditionally results in higher employee turnover than when the centers have an operating history. Our shortage of appropriately trained and experienced collection center personnel across our organization makes each center's individual results more susceptible to the loss of key employees at that center as such employees cannot be quickly replaced. We expect these difficulties to continue as we plan to open significant numbers of new centers during the remainder of 2007, and in 2008 and 2009.

        Additionally, the lack of adequate numbers of trained collection center management and personnel has made it more difficult for us to institute appropriate business processes across the centers and to effectively manage the centers. We believe the implementation of appropriate business processes are necessary to reduce costs and improve production while maintaining appropriate quality controls at the plasma collection centers. Members of our management team have had to devote a greater than expected portion of their time to developing appropriate business processes, remediating collection center problems and managing the plasma centers. This reduces the time available to our management to focus on other aspects of our business.

        Among the business processes we are seeking to strengthen across our plasma collection centers are those related to improving quality control and FDA compliance. These processes are desirable to permit more timely and accurate monitoring of center conditions and performance and thereby reduce the risk of errors and non-compliance with FDA regulations. Existing quality control systems alone have not been sufficient to detect all issues and potential areas of non-compliance or to do so on a timely basis. We recently closed one center because we determined that operational and quality control issues could not be remediated on a cost-effective and timely basis and suspended operations in another to remediate similar issues. We may decide to temporarily or permanently close additional centers in order to address compliance issues, delay FDA licensing inspections or require one or more centers to scale back on production to focus on quality control issues. Any of these actions could result in increased costs, reduced production, and the write-off of inventory.

Our products have historically been subject to supply-driven price fluctuations.

        Our products, particularly IGIV, have historically been subject to price fluctuations as a result of changes in the production capacity available in the industry, the availability and pricing of plasma, development of competing products and the availability of alternative therapies. Higher prices for plasma-derived products have traditionally spurred increases in plasma production and collection capacity, resulting over time in increased product supply and lower prices. As demand continues to grow, and plasma supply and manufacturing capacity do not expand, prices tend to increase.

        The industry is currently experiencing a favorable pricing environment for plasma products, in part as a result of a reduction in fractionation capacity and reduced availability of source plasma since 2003. The current robust demand, particularly for IGIV, is resulting in efforts on the part of companies, including ourselves, to increase manufacturing capacity and open new plasma collection centers to increase the availability of source plasma. Some of our competitors have announced plans to grow product supply at a rate above expected demand growth. We, or our competitors, may misjudge demand growth and over-invest in expanding plasma collection or manufacturing capacity, which ultimately may result in lower prices for, or inability to sell, our products.

Our business relies heavily upon the sales of Gamunex IGIV and Prolastin A1PI and any adverse market event with respect to either product could have a material adverse effect on us.

        We rely heavily upon the sales of two of our products: Gamunex IGIV and Prolastin A1PI. Sales of Gamunex IGIV and Prolastin A1PI comprised approximately 72.5% and 75.5% of our total net revenue for the fiscal year ended December 31, 2006 and the six months ended June 30, 2007, respectively. Sales of Gamunex IGIV comprised over 50% of our total net revenue in each of these periods. If either Gamunex IGIV or Prolastin A1PI lost significant share of market sales, or were substantially or completely displaced in the market, due to a competing product which has superior efficacy or which is less expensive, we would lose a significant and material source of our net revenue. Similarly, if either Gamunex IGIV or Prolastin A1PI were to become the subject of litigation and/or an adverse FDA ruling requiring us to cease sales of either product, our business would be adversely affected.

Our products face increased competition.

        Recently, certain of our products have experienced increased competition.

        Until 2004, we were one of two North American suppliers with an approved liquid IGIV product. In 2004, Grifols launched Flebogamma® 5% liquid IGIV and Octapharma launched Octagam® 5% liquid IGIV. In 2005, Baxter's Gammaguard® 10% liquid IGIV was approved and in 2007 CSL Behring received approval for Privigen® 10% liquid IGIV. Privigen® is expected to be launched in the U.S. in 2008. Omrix and Biotest are both seeking approval for liquid IGIV products in the U.S. Due in part to the limited competition in liquid IGIV products, our Gamunex IGIV has been historically priced at a premium compared to most other IGIV products in North America. We expect, and our strategy contemplates, that our IGIV product will continue to be priced at a premium compared to most of our competitors in North America. If additional liquid IGIV competition results in this premium being reduced or eliminated, or if third party payors, group purchasing organizations and physicians, or others, demand the lower-priced products of some of our competitors, we may lose sales or be forced to lower our prices.

        Since the late 1980s we have been the "supplier of record" for the Canadian blood system. Under existing contracts we are the largest supplier of plasma-derived products to the Canadian blood system operators, Canadian Blood Services and Hema Quebec. We transport plasma from Canadian Blood Services and Hema Quebec collection centers to North Carolina for manufacture, and return the finished product, along with commercial product, for sale to Canadian Blood Services and Hema Quebec. Pricing for our products and services is set at the beginning of the contract period, subject to adjustment for inflation. The contracts are terminable upon default, or the occurrence of certain events, including a third-party obtaining Canadian regulatory approval to introduce a significantly superior product or fractionation service, our products or services becoming obsolete, or if we make certain nonrelated improvements and Canadian Blood Services or Hema Quebec do not accept the associated price increase. Certain Canadian provinces have stated their goal of diversifying the suppliers providing plasma products and services under these contracts. Our contracts with the Canadian blood system are renewable every three to five years, following a competitive bidding process, with new contracts expected to be awarded in 2007 and to be effective April 1, 2008. We derive significant revenue and profits under these contracts, and a failure to obtain a new contract or any diminution in the volume or price under future contracts could have a material adverse effect on our financial results.

        Until December 2002, our A1PI product, Prolastin A1PI, was the only plasma product licensed and marketed for therapy of congenital AAT deficiency-related emphysema in the U.S. Accordingly, until that time, Prolastin A1PI had virtually 100% market share in its category. In December 2002 and July 2003, Baxter and CSL Behring received licenses for Aralast and Zemaira, respectively, which were launched in the U.S. in 2003, and Grifols received marketing authorization for Trypsone in Spain in 2003. The competing products were introduced at significantly higher prices than Prolastin A1PI. Due in part to our inability to fully meet demand for A1PI product, as well as patient mortality, our market share has dropped to approximately 71% in the U.S. These and other future competitors may increase their sales, lower their prices or change their distribution model which may harm our product sales and financial condition. In addition, Kamada Ltd. is completing clinical trials for licensure in the U.S. for their A1PI product.

        Arriva and Genzyme Transgenics are in the early stages of development for a recombinant form of A1PI (recA1PI). Although we are not aware of any active clinical trials for a recA1PI product, a successful recA1PI could gain market share through the elimination of the risk of plasma-borne pathogens, or through a reduced price permitted by significantly decreased costs (since the recA1PI would not be sourced from plasma). If a new formulation of A1PI is developed that has a significantly improved rate of administration, such as aerosol inhalation, prior to our developing a similar product, the market share of Prolastin A1PI could be negatively impacted. Similarly, several companies are attempting to develop products which would be substitution threats in the A1PI sector, including retinoic acid, oral synthetic elastase inhibitors and gene therapy. While these products are all in early stages of development, the potential for successful product development and launch cannot be ruled out.

        In addition, our plasma therapeutics face competition from non-plasma products and other courses of treatments. For example, two RhD hyperimmune globulins for intravenous administration, Cangene's WinRho® SDF and CSL Behring's Rhophylac®, are now approved for use to treat ITP, and we expect GSK and Amgen to launch thrombopoietin inhibitors targeting ITP patients in 2008 and 2009 that may significantly reduce the demand for IGIV to treat this immune disorder. There is also a risk that indications for which our products are now used will be susceptible to new treatments, such as small molecules, monoclonal or recombinant products. Recombinant Factor VIII product competes with our own plasma-derived product in the treatment of Hemophilia A and has been perceived by many to have lower risks of disease transmission. Additional recombinant products or the use of monoclonal antibodies, small molecules, or stem cell transplantations could compete with our products and reduce the demand for our products.

        We do not currently produce any recombinant products. Although we are attempting to develop a recombinant version of Plasmin, we cannot be certain that it will ever be approved or commercialized. As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant products.

        See "Business—Competition" for an additional discussion of the competitive environment for our products.

We could be adversely affected if government or private third-party payors decrease or otherwise limit the amount, scope or other eligibility requirements for reimbursement for the purchasers of our products.

        We have experienced and expect to experience pricing pressures on our current products and pipeline products from initiatives aimed at reducing healthcare costs by governmental and private third-party payors, the increasing influence of health maintenance organizations, and regulatory proposals, both in the United States and in foreign markets. In addition, prices in many European countries are subject to local regulation. If payors reduce the amount of reimbursement for a product, it may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price related concessions. These actions could have a negative effect on our financial results, particularly in cases where we have a product that commands a premium price in the market place, or where a shift in dispensation site could concentrate pricing power. For example, in 2005, the Medicare physician payment methodology changed to Average Sales Price (ASP) plus 6%, while hospital reimbursement changed at the beginning of 2006 to ASP plus 6%. This payment was based on a volume-weighted average of all brands under a common billing code. As a result, Medicare payments to physicians between the fourth quarter of 2004 and the first quarter of 2005 dropped 14% for both the powder and liquid forms of IGIV. Medicare payments to hospitals fell 45% for powder IGIV and 30% for liquid IGIV between the fourth quarter of 2005 and the first quarter of 2006. The Medicare reimbursement changes in 2005 for physicians resulted in a shift of patient care to hospitals from physicians' offices. After 2006 hospitals also began to refuse providing IGIV to Medicare patients due to reimbursement rates that were below their acquisition cost. While subsequent changes have improved these Medicare reimbursement issues, similar reimbursement changes for our products could materially impact our financial results.

        Additionally, physicians frequently prescribe legally available therapies for uses that are not described in the product's labeling and that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These unapproved, or "off-label," uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances. We believe that a majority of our IGIV volume, and a similar proportion of the IGIV produced by our competitors, is used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities. If reimbursement for off-label uses of our products, including IGIV, is reduced or eliminated by Medicare or other third-party payors, including those in the United States or the European Union, we could be adversely affected.

        For example, the Centers for Medicare & Medicaid Services (CMS) could initiate an administrative procedure known as a National Coverage Determination (NCD) by which the agency determines which uses of a therapeutic product would be reimbursable under Medicare and which uses would not. This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain. High levels of spending on IGIV products, along with increases in IGIV prices, increased IGIV utilization and the high proportion of off-label uses, may increase the risk of regulation of IGIV reimbursement by CMS. On the state level, similar limits could be proposed for therapeutic products covered under Medicaid. Moreover, the Deficit Reduction Act of 2005 incentivizes states to take innovative steps to control healthcare costs, which could include attempts to negotiate limits to or reductions of drug prices.

Our ability to continue to produce safe and effective products depends on the safety of our plasma supply against transmittable diseases.

        Despite overlapping safeguards including the screening of donors and other steps to remove or inactivate viruses and other infectious disease causing agents, the risk of transmissible disease through blood plasma products cannot be entirely eliminated. For example, since plasma-derived therapeutics involve the use and purification of human plasma, there has been concern raised about the risk of transmitting HIV, prions, West Nile virus and other blood-borne pathogens through plasma-derived products. There are also concerns about the future transmission of H5N1 virus, or "bird flu." In the 1980s, thousands of hemophiliacs worldwide were infected with HIV through the use of contaminated Factor VIII. Bayer and other producers of Factor VIII, though not us, are defendants in numerous lawsuits resulting from these infections.

        New infectious diseases emerge in the human population from time to time. If a new infectious disease has a period during which time the causative agent is present in the bloodstream but symptoms are not present, it is possible that plasma donations could be contaminated by that infectious agent. Typically, early in an outbreak of a new disease, tests for the causative agent do not exist. During this early phase, we must rely on screening of donors (e.g., for behavioral risk factors or physical symptoms) to reduce the risk of plasma contamination. Screening methods are generally less sensitive and specific than a direct test, however, as a means of identifying potentially contaminated plasma units.

        During the early phase of an outbreak of a new infectious disease, our ability to manufacture safe products would depend on the manufacturing process' capacity to inactivate or remove the infectious agent. The manufacturing, screening and purification processes for our products may differ, and some products, such as Koate DVI, may use less advanced purification methods. To the extent that a product's manufacturing process is inadequate to inactivate or remove an infectious agent, our ability to manufacture and distribute that product would be impaired.

        If a new infectious disease were to emerge in the human population, the regulatory and public health authorities could impose precautions to limit the transmission of the disease that would impair our ability to procure plasma, manufacture our products or both. Such precautionary measures could be taken before there is conclusive medical or scientific evidence that a disease poses a risk for plasma-derived products.

        In recent years, new testing and viral inactivation methods have been developed that more effectively detect and inactivate infectious viruses in collected plasma. There can be no assurance, however, that such new testing and inactivation methods will be appropriately utilized and will adequately screen for, and inactivate, infectious agents in the plasma used in the production of our products.

Our manufacturing processes are complex and involve biological intermediates that are susceptible to contamination.

        Plasma is a raw material that is susceptible to damage and contamination and may contain active pathogens. Improper storage of plasma, by us or third party suppliers, may require us to destroy some of our raw material, or if the damaged plasma is not detected, result in the destruction of product.

        The manufacture of our plasma products is an extremely complex process of fractionation, purification, filling and finishing. Although we attempt to maintain high standards for product testing, manufacturing, process controls and quality assurance, our products can become non-releasable or otherwise fail to meet our stringent specifications through a failure of one or more of these processes. Extensive testing is performed throughout the process to ensure the safety and effectiveness of our products. We may, however, detect instances in which an unreleased product was produced without adherence to our manufacturing procedures. Such an event of noncompliance would likely result in our determination that the product should not be released and therefore would be destroyed. For example, a malfunction of the Gamunex IGIV chromatography system just prior to our formation transaction in 2005 resulted in the processing of IGIV products containing elevated levels of antibodies for over one month. Our total cost related to this incident, including the costs of product loss, investigation, testing, disposal, and other remedial actions, was approximately $41.6 million. We subsequently recovered from Bayer $10.7 million through our 2005 working capital adjustment and $9.0 million in the first quarter of 2007 through a settlement.

        Once we have manufactured our plasma derivative products, they must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship or distribute our products, to properly care for our products may require that those products be destroyed.

        While we expect to write off small amounts of work-in-progress in the ordinary course of business due to the complex nature of plasma, our processes and our products, unanticipated events may lead to write-offs and other costs materially in excess of our expectations and the reserves we have established for these purposes. We have in the past had issues with product quality and purity that have caused us to write off the value of the product. Such write-offs and other costs could cause material fluctuations in our profitability. Furthermore, contamination of our products could cause investors, consumers, or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, which could adversely affect our sales and profits. In addition, faulty or contaminated products that are unknowingly distributed could result in patient harm, threaten the reputation of our products and expose us to product liability damages and claims from companies for whom we do contract manufacturing.

Our ability to continue manufacturing and distributing our products depends on our and our suppliers' continued adherence to current Good Manufacturing Practice (cGMP) regulations.

        The manufacturing processes for our products are governed by detailed written procedures and federal regulations that set forth cGMP requirements for blood and blood products. Our Quality Operations unit monitors compliance with these procedures and regulations, and the conformance of materials, manufacturing intermediates, and final products to their specifications. Failure to adhere to established procedures or regulations, or to meet a specification, could require that a product or material be rejected and destroyed. There are relatively few opportunities for us to rework, reprocess or salvage nonconforming materials or products.

        Our adherence to cGMP regulations and the effectiveness of our quality systems are periodically assessed through inspections of our facilities by the FDA in the U.S. and analogous regulatory authorities in other countries. While we believe that our manufacturing facilities are currently in substantial compliance with cGMP regulations, we cannot assure you that we will not be cited for deficiencies in the future. If deficiencies are noted during an inspection, we must take action to correct those deficiencies and to demonstrate to the regulatory authorities that our corrections have been effective. If serious deficiencies are noted or if we are unable to prevent recurrences, we may have to recall product or suspend operations until appropriate measures can be implemented. We are required to report some deviations from procedures to the FDA. Even if we determine that the deviations were not material, the FDA could require us to take similar measures. Since cGMP reflects ever evolving standards, we regularly need to update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur costs without improving our profitability or the safety of our products. For example, more sensitive testing assays may be required (if and when they become available) or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of a product or launch of a new product.

        We expect to spend approximately $200 million over the next five years to upgrade our manufacturing facilities to maintain compliance with cGMP. We cannot be certain that these upgrades will be completed in a timely manner or that we will maintain our compliance with cGMP, and we may need to spend additional amounts to achieve compliance. Changes in manufacturing processes, including a change in the location where the product is manufactured or a change of a third-party manufacturer, may require prior FDA review and approval or revalidation of the manufacturing process and procedures in accordance with cGMP. There may be comparable foreign requirements. To validate our manufacturing processes and procedures following completion of upgraded facilities, we must demonstrate that the processes and procedures at the upgraded facilities are comparable to those currently in place at our facilities. In order to provide such a comparative analysis, both the existing processes and the processes that we expect to be implemented at our upgraded facilities must comply with the regulatory standards prevailing at the time that our expected upgrade is completed. In addition, regulatory requirements, including cGMP regulations, continually evolve. Failure to adjust our operations to conform to new standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair our ability to sustain normal operations.

        Additionally, manufacturing of our antithrombin III product is currently being produced for us at Bayer's Berkeley, California, biologics manufacturing facility. The failure of Bayer or of our other suppliers to comply with cGMP standards or disagreements between us and Bayer as to requirements could result in our product being rejected, production being slowed down or halted, or product releases being delayed.

        A number of inspections by the FDA and foreign control authorities, including the German Health Authority, have been conducted or are expected at our plasma collection centers in 2007. Some of these inspections are of licensed centers to assess ongoing compliance with cGMP, while others are of our currently unlicensed centers as a prerequisite to final approval of the centers' license applications. If the FDA (or other authorities) finds these centers not to be in compliance, our ongoing operations and/or plans to expand plasma collections would be adversely affected.

If our Clayton facility or other major facilities, or the facilities of our third party suppliers, were to suffer a crippling accident, or a force majeure event materially affected our ability to operate and produce saleable products, a substantial part of our manufacturing capacity could be shut down for an extended period.

        Substantially all of our revenues are derived from products manufactured, and services performed, at our plant located in Clayton, North Carolina. In addition, a substantial portion of our plasma supply is stored at facilities in Benson, North Carolina, Walton, Kentucky, and our Clayton facility. Although we believe we have adopted and maintain adequate safety precautions, including separate areas for different manufacturing processes, if any of these facilities were to be impacted by an accident or a force majeure event such as an earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators our revenues would be materially adversely affected. In this situation, our manufacturing capacity could be shut down for an extended period and we could experience a loss of raw materials, work in process or finished goods inventory. Other force majeure events such as terrorist acts, influenza pandemic or similar events could also impede our ability to operate our business. In addition, in any such event, the reconstruction of our Clayton fractionation plant or our plasma storage facilities, the regulatory approval of the new facilities, and the replenishment of raw material plasma could be time-consuming. During this period, we would be unable to manufacture our products at other plants due to the need for FDA and foreign regulatory authority inspection and certification of such facilities and processes. While we maintain property damage and business interruption insurance with limits of $1 billion, these amounts may still be insufficient to mitigate the losses from any such event. We may also be unable to recover the value of the lost plasma or work-in-progress, as well as the sales opportunities from the products we would be unable to produce.

        A significant number of our plasma collection centers are in Texas and approximately 20% of our internally sourced plasma comes from collection centers located on the United States border with Mexico. In addition, we have a number of plasma centers in regions of the southeast which could be affected by natural disasters such as hurricanes. A disruption in our source of plasma due to events arising in a geographic region where many of our collection centers are located would limit our ability to maintain our current production levels of plasma-derived products.

If we experience equipment difficulties or if the suppliers of our equipment fail to deliver key product components or supplies in a timely manner, our manufacturing ability would be impaired and our product sales could suffer.

        We depend on a limited group of companies that supply and maintain our equipment and provide supplies such as chromatography resins, filter media, glass and stoppers used in the manufacture of our products. In some cases we have only one qualified supplier. If our equipment should malfunction, the repair or replacement of the machinery may require substantial time and cost, which could disrupt our production and other operations. Alternative sources for key component parts may not be immediately available. Any new equipment or change in supplied materials may require revalidation by us and/or review and approval by the FDA, or foreign regulatory authorities, including the German Health Authority, which may be time-consuming and require additional capital and other resources. We may not be able to find an adequate alternative supplier in a reasonable time period, or on commercially acceptable terms, if at all. As a result, shipments of affected products may be limited or delayed. Our inability to obtain our key source supplies for the manufacture of our products may require us to delay shipments of products, harm customer relationships and force us to curtail operations.

We purchase nearly all of our specialty plasma used for the production of hyperimmunes from a limited number of companies under short-term contracts.

        We rely on two companies, LifeSera, Inc. and Nabi Biopharmaceuticals, to supply nearly all of our specialty plasma required for the production of hyperimmunes, which represented $60.1 million, or 5.3%, of our net revenue in 2006. Specialty plasma is plasma that contains antibodies to specific diseases, usually because the donor has been vaccinated. Our contracts with suppliers of specialty plasma are usually on a short term basis. Both of these companies have announced that they are selling, or evaluating a sale of, their businesses. As of the date of this prospectus, LifeSera has announced that it is evaluating a business combination with Kedrion S.p.A. and that it has received an unsolicited offer from Octapharma AG, and Nabi Biopharmaceuticals has announced that it has entered into a definitive agreement to sell its Biologics Strategic Business Unit, which includes its plasma business assets, to Biotest Pharmaceuticals Corporation. If either of these companies is purchased, it is uncertain whether we could negotiate a competitive supply contract with the new business entity beyond expiration of the current agreements. If either of these companies were to stop providing us with specialty plasma, it is unlikely that we could make up the supply from another source in the short term. To the extent that we develop a supply of specialty plasma from our own collection centers, such specialty plasma may come at the expense of the plasma we use for our other products. It would also take significant time to obtain the necessary regulatory approvals and develop a sufficient donor base.

We rely in large part on third parties for the sale, distribution and delivery of our products.

        In the U.S., we regularly enter into distribution, supply and fulfillment contracts with group purchasing organizations, home care companies, alternate infusion sites, hospital groups, and others. We are highly dependent on these contracts for the successful sale, distribution and delivery of our products. For example, we rely principally on group purchasing organizations and on our distributors to sell our IGIV product and on Centric Health Resources to fulfill prescriptions for Prolastin A1PI. If the parties with which we contract breach, terminate, or otherwise fail to perform under the agreements, our ability to effectively distribute our products will be impaired and our business may be materially and adversely affected. In addition, through circumstances outside of our control, such as general economic decline, market saturation, or increased competition, we may be unable to successfully renegotiate our contracts or secure terms which are as favorable to us.

        In connection with our formation transaction, we entered into a number of foreign distribution agreements with Bayer affiliates pursuant to which we sell products to these Bayer affiliates at discounts to market price. We continue to utilize Bayer affiliates for certain supply and distribution services in Europe. We expect to finalize the transition to independent third parties during the second half of 2007. In addition, we will be required to transition our European packaging, labeling and testing operations from Bayer Rosia to a new qualified third party by the end of 2008. We have developed our distribution strategy in all these jurisdictions and have obtained or expect to obtain foreign regulatory approvals allowing us to distribute our products in these countries directly. If we are unable to obtain these approvals or develop an effective foreign distribution strategy, we may be unable to secure or continue foreign distribution of our products on favorable terms, if at all.

Product liability lawsuits against us could cause us to incur substantial liabilities, limit sales of our existing products and limit commercialization of any products that we may develop.

        Our business exposes us to the risk of product liability claims that are inherent in the manufacturing, distribution, and sale of plasma-derived therapeutic protein products. We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and an even greater risk when we commercially sell any products. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

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  decreased demand for our products and any product candidates that we may develop;

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  injury to our reputation;

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  withdrawal of clinical trial participants;

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  costs to defend the related litigation;

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  substantial monetary awards to trial participants or patients;

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  loss of revenue; and

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  the inability to commercialize any products that we may develop.

        Bayer is the defendant in continuing litigation alleging that products manufactured at our Clayton site in the 1980s, prior to our formation transaction and carve-out from Bayer, resulted in the transmission of Hepatitis C virus and HIV to patients. Bayer is also the defendant in litigation alleging that thimerosal, a preservative that was added to some intra muscular (hyperimmune) immune globulin products until 1996 (at which time its use was discontinued), was the cause of autism and other disorders in children who received these products. While we are not a party to either of these actions, and Bayer has agreed to fully indemnify us from any claims or losses arising out of these actions, we cannot assure you that our products or any of their constituents or additives may not someday give rise to similar product liability claims that we will be forced to defend and which may have a material adverse affect on our business.

        We have a global insurance policy with limits of $100 million with a per claim deductible of $5 million and an aggregate deductible of $10 million. This amount of insurance may not be adequate to cover all liabilities that we may incur. We intend to expand our insurance coverage as our sales grow. Insurance coverage is, however, increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

We must continually monitor the performance of our products once approved and marketed for signs that their use may elicit serious and unexpected side effects, which could jeopardize our ability to continue marketing the products.

        As for all pharmaceutical products, the use of our products sometimes produces undesirable side effects or adverse reactions or events (referred to cumulatively as "adverse events"). For the most part, these adverse events are known, are expected to occur at some frequency and are described in the products labeling. When adverse events are reported to us, we investigate each event and circumstances surrounding it to determine whether it was caused by our product and whether it implies a previously unrecognized safety issue exists. Periodically, we report summaries of these events to the applicable regulatory authorities.

        In addition, the use of our products may be associated with serious and unexpected adverse events, or with less serious reactions at a greater than expected frequency. This may be especially true when our products are used in critically ill patient populations. When these unexpected events are reported to us, we must make a thorough investigation to determine causality and implications for product safety. These events must also be specifically reported to the applicable regulatory authorities. If our evaluation concludes, or regulatory authorities perceive, that there is an unreasonable risk associated with the product, we would be obligated to withdraw the implicated lot(s) of that product. Furthermore, an unexpected adverse event of a new product could be recognized only after extensive use of the product, which could expose us to product liability risks, enforcement action by regulatory authorities and damage to our reputation and public image.

        We have received reports of hemolysis and/or hemolytic anemia among some patients being treated with Gamunex IGIV. Hemolysis and hemolytic anemia are known potential side-effects of intravenous immune globulin products generally, and they are specifically noted in the labeling for Gamunex IGIV. Since 2005, a disproportionate number of these reports have been received from Canada, where highly sensitive transfusion safety and pharmacovigilence systems have been established. It is possible that Health Canada, Hema Quebec and the Canadian Blood Service will conclude that the incidents of hemolysis are specifically attributable to Gamunex IGIV and not a class effect common to all intravenous immune globulin products. An adverse finding by Health Canada or any other regulatory authority in this regard could adversely affect our business and financial results.

        Once we produce a product, we rely on physicians to prescribe and administer them as we have directed and for the indications described on the labeling. It is not, however, unusual for physicians to prescribe our products for "off-label" uses or in a manner that is inconsistent with our directions. For example, a physician may prescribe an infusion rate for our Gamunex IGIV product that is greater than our directed infusion rate, which in turn may reduce its efficacy or result in some other adverse affect upon the patient. Similarly, a physician may prescribe a higher or lower dosage than the dosage we have indicated, which may also reduce our product's efficacy or result in some other adverse affect upon the patient. To the extent such off-label uses and departures from our administration directions become pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of our products in the market place may suffer.

Our products and manufacturing processes are subject to regulatory requirements and authority, including over our manufacturing practices and any product recalls.

        Our products, and our advertising and promotional activities for such products, are subject to regulatory requirements, ongoing review, and periodic inspections by the FDA, the Office of the Inspector General of the Department of Health and Human Services and other regulatory bodies. In addition, the manufacture and packaging of plasma products are regulated by the FDA and comparable regulatory bodies in Canada, Europe and elsewhere and must be conducted in accordance with the FDA's cGMP regulations and comparable requirements of foreign regulatory bodies, including the German Health Authority.

        Later discovery of previously unknown problems with our products or failure by us or any third-party manufacturers, including Bayer, to comply with cGMP regulations, or failure to comply with regulatory requirements, may result in, among other things:

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  restrictions on such products or manufacturing processes;

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  withdrawal of products from the market;

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  voluntary or mandatory recall;

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  suspension or withdrawal of regulatory approvals and licenses;

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  cessation of our manufacturing activities, which may be for an extended or indefinite period of time;

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  product seizure; and

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  injunctions or the imposition of civil or criminal penalties.

        We could also be required to add warnings to our packaging or labeling that could negatively differentiate our product in the view of customers or patients.

Certain of our other business practices are subject to scrutiny by regulatory authorities.

        The laws governing our conduct are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act, the False Claims Act and the Anti-Kickback Law may result in jail sentences, fines, or exclusion from federal and state programs, as may be determined by Medicare, Medicaid and the Department of Defense and other regulatory authorities. Certain business practices, such as entertainment and gifts for healthcare providers, sponsorship of educational or research grants, charitable donations, and support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of influencing healthcare providers to prescribe particular products. Where such practices have been found to be improper incentives to use such products, government investigations and assessments of penalties against manufacturers have resulted. Many manufacturers have been required to enter into consent decrees or orders that prescribe allowable corporate conduct. We have developed and implemented a comprehensive Healthcare Compliance Program and provide an initial and annual refresher training for all employees whose activities may be subject to these requirements. There can be no assurance, however, that our marketing activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws rules and regulations.

        In addition, while regulatory authorities generally do not regulate physicians' discretion in their choice of treatments for their patients, they do restrict communications by manufacturers on unapproved uses of approved drugs or on the potential safety and efficacy of unapproved products in development. Companies in the U.S., Canada and European Union cannot promote approved products for other indications that are not specifically approved by the competent regulatory authorities (e.g., FDA in the U.S.), nor can companies promote unapproved products. In limited circumstances companies may disseminate to physicians information regarding unapproved uses of approved products or results of studies involving investigational products. If such activities fail to comply with applicable regulations and guidelines of the various regulatory authorities we may be subject to warnings from, or enforcement action by, these authorities. Furthermore, if such activities are prohibited, it may harm demand for our products.

        Promotion of unapproved drugs or unapproved indications for a drug is a violation of the Federal Food, Drug and Cosmetic Act and subjects us to civil and criminal sanctions. Furthermore, sanctions under the Federal False Claims Act have recently been brought against companies accused of promoting off-label uses of drugs, because such promotion induces the use, and subsequent claims for reimbursement under Medicare and other federal programs. Similar actions for off-label promotion have been initiated by several states for Medicaid fraud. Violations or allegations of violation of the foregoing restrictions could materially and adversely affect our business.

        To market and sell our products outside of the U.S., we must obtain and maintain regulatory approvals and comply with regulatory requirements in such jurisdictions. The approval procedures vary among countries in complexity and timing. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all, which would preclude us from commercializing our products in those markets. For example, while we completed a Mutual Recognition Procedure in the European Union, facilitating our ability to sell Prolastin A1PI into ten selected countries in the European Union, we are in the process of negotiating reimbursement on a country-by-country basis prior to commercializing A1PI in each country.

        In addition, some countries, particularly the countries of the European Union, regulate the pricing of prescription pharmaceuticals. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. Such trials may be time-consuming, expensive and may not show an advantage in efficacy for our products. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, in either the United States or the European Union, we could be adversely affected.

        Our business involves the controlled use of hazardous materials, various biological compounds and chemicals. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us. Additional federal, state, and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

We are required to provide accurate pricing information to the U.S. government for the purpose of calculating reimbursement levels by the Center for Medicare and Medicaid Services (CMS) and for calculating federal price schedules.

        We are required to report detailed pricing information, net of all discounts, rebates and other considerations, to CMS for the purpose of calculating national reimbursement levels. We have established a system for collecting and reporting this data accurately to CMS and have instituted a compliance program to assure that the information we collect is complete in all respects. If we report pricing information that is not accurate to the federal government, we could be subject to fines and other sanctions that could adversely affect our business. In addition, the government could change its calculation of reimbursement or its federal price schedules, which could negatively impact us compared to current calculations.

We seek to obtain and maintain protection for the intellectual property relating to our technology and products.

        Our success depends in large part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into our technology and products, especially intellectual property related to our purification processes. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. We may not be able to obtain additional issued patents relating to our technology or products. Even if issued, patents issued to us or our licensors may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Additionally, most of our patents relate to the processes we use to produce our products, not the products themselves. In many cases, the plasma-derived products we produce or develop in the future will not, in and of themselves, be patentable. Since our patents relate to processes, if a competitor is able to design and utilize a process that does not rely on our protected intellectual property, that competitor could sell a plasma-derived product similar to one we developed or sell. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. In addition, we are a party to a number of license agreements which may impose various obligations on us, including milestone and royalty payments. If we fail to comply with these obligations, the licensor may terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

        Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States and many other jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications. If a third party has also filed a U.S. patent application covering our product candidates or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent Office to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful, resulting in a loss of our anticipated U.S. patent position.

        We also rely on unpatented technology, trade secrets, know-how and confidentiality agreements with our employees, consultants and third parties to protect our unpatented proprietary technology, processes and know-how. We require our officers, employees, consultants and advisors to execute proprietary information and invention and assignment agreements upon commencement of their relationships with us. There can be no assurance, however, that these agreements will provide meaningful protection for our inventions, trade secrets or other proprietary information in the event of unauthorized use or disclosure of such information. These agreements may be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor to develop alternative products, we could face increased competition and lose a competitive advantage.

        We, like other companies in the pharmaceutical industry, may become aware of counterfeit versions of our products becoming available domestically and abroad. Counterfeit products may use different and possibly contaminated sources of plasma and other raw materials, and the purification process involved in the manufacture of counterfeit products may raise additional safety concerns, over which we have no control. Any reported adverse events involving counterfeit products that purport to be our products could harm our reputation and the sale of our products, in particular, and consumer willingness to use plasma-derived therapeutics generally.

We may infringe or be alleged to infringe intellectual property rights of third parties.

        Our products or product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights. Third parties may own or control these patents or patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

        If we are found to infringe the patent rights of a third party, or in order to avoid potential claims, we or our collaborators may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms.

        There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products, to strengthen our plasma collection system and technology. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

        Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We try to ensure that our employees do not use the proprietary information or know-how of others in their work for us. We may, however, be subject to claims that we or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee's former employer. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs to us or be distracting to our management. If we fail to defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

We may not be able to commercialize products in development.

        Before obtaining regulatory approval for the sale of our product candidates or for marketing of existing products for new indicated uses, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including:

  •
  regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site;

  •
  our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or we may abandon projects that we had expected to be promising;

  •
  the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we currently anticipate, or participants may drop out of our clinical trials at a higher rate than we anticipate, any of which would result in significant delays;

  •
  our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

  •
  we might have to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;

  •
  regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

  •
  undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension of substantive scientific review of one or more of our marketing applications by regulatory agencies, and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;

  •
  the cost of our clinical trials may be greater than we anticipate;

  •
  the supply or quality of our product candidates or other materials necessary to conduct our clinical trials may be insufficient or inadequate because we do not currently have any agreements with third-party manufacturers for the long-term commercial supply of any of our product candidates;

  •
  an audit of preclinical or clinical studies by the FDA may reveal non-compliance with applicable regulations, which could lead to disqualification of the results and the need to perform additional studies; and

  •
  the effects of our product candidates may not be the desired effects or may include undesirable side effects or the product candidates may have other unexpected characteristics.

        If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

  •
  be delayed in obtaining marketing approval for our product candidates;

  •
  not be able to obtain marketing approval;

  •
  obtain approval for indications that are not as broad as intended; or

  •
  have the product removed from the market after obtaining marketing approval.

        Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant preclinical or clinical trial delays also could shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

        Even if preclinical trials are successful, we may still be unable to commercialize the product due to difficulties in obtaining regulatory approval for the process or problems in scaling the engineering process to commercial production. Additionally, if produced, the product may not achieve an adequate level of market acceptance by physicians, patients, healthcare payors and others in the medical community to be profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond our control, including:

  •
  the prevalence and severity of any side effects;

  •
  the efficacy and potential advantages over alternative treatments;

  •
  the ability to offer our product candidates for sale at competitive prices;

  •
  relative convenience and ease of administration;

  •
  the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies; the strength of marketing and distribution support; and

  •
  sufficient third-party coverage or reimbursement.

        Therefore, we cannot assure you that any products which we may seek to develop will ever be successfully commercialized, and to the extent they are not, such products could be a significant expense with no reward.

If we fail to remedy our material weaknesses or otherwise maintain effective internal control over financial reporting, there is more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected by our internal controls.

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

        In connection with the preparation of our 2006 consolidated financial statements as of December 31, 2006 we and our independent registered public accountants have identified the following material weaknesses in our internal control over financial reporting, specifically relating to effective controls over our payroll and related compensation accruals and payroll expense accounts:

  •
  Inadequate internal human resources staffing and skills;

  •
  Ineffective controls over the calculation and recording of the "pay for performance" bonus accrual;

  •
  Inadequate supervision of payroll processes for recording withholdings and deductions and the accumulation and review of proper support for payroll changes and the review of accrued payroll expense relative to the completeness and accuracy of the recording of its payroll expense and related accruals; and

  •
  Absence of timely reviews of human resource issues or payroll related reconciliations.

        Each of these controls could result in a misstatement of the aforementioned financial statement accounts and disclosures that would result in a material misstatement of the annual or interim consolidated financial statements.

        Under the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to include a report by our management on the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2008. This report must contain an assessment by management of the effectiveness of our internal control over financial reporting as of the end of our fiscal year and a statement as to whether or not our internal control over financial reporting is effective and our annual report for the fiscal year ending December 31, 2008 must also contain a statement that our independent registered public accountants have issued an attestation report on the effectiveness of our internal control over financial reporting. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accountants are unable to attest to the effectiveness of our internal control over financial reporting, the market's perception of our financial condition and the trading price of our stock may be adversely affected. Our inability to conclude that our internal control over financial reporting is effective would also adversely affect the results of the periodic management evaluations of our disclosure controls and procedures and internal control over financial reporting that will be required under the Sarbanes-Oxley Act of 2002.

Our future success depends on our ability to retain members of our senior management and to attract, retain and motivate qualified personnel.

        We are highly dependent on the principal members of our executive and scientific teams. The loss of the services of any of these persons might impede the achievement of our research, development, operational and commercialization objectives, but in particular, we believe the loss of the services of Lawrence D. Stern, Dr. Alberto R. Martinez, John M. Hanson, Mary J. Kuhn, Stephen R. Petteway, John Gaither, and Bruce Nogales would significantly and negatively impact our business. We do not maintain "key person" insurance on any of our executive officers.

        Recruiting and retaining qualified operations, finance and accounting, scientific, clinical and sales and marketing personnel will be critical to our success. We may not be able to attract and retain these personnel on acceptable terms, given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

        Federal cGMP regulations also require that the personnel we employ and hold responsible for the collection, processing, compatibility testing, storage or distribution of blood or blood components be adequate in number, educational background, training and experience, including professional training as necessary, or combination thereof, and have capabilities commensurate with their assigned functions, a thorough understanding of the procedures or control operations they perform, the necessary training or experience, and adequate information concerning the application of relevant cGMP requirements for their individual responsibilities. Our failure to attract, retain, and motivate qualified personnel may result in a regulatory violation, affect product quality, require recall or market withdrawal of affected product, or a suspension or termination of our license to market our products, or any combination thereof.

Potential business combinations could require significant management attention and prove difficult to integrate with our business.

        If we become aware of potential business combination candidates that are complementary to our business, including plasma suppliers, we may decide to combine with such businesses or acquire their equity or assets. We have acquired businesses or product lines in the past. For example, in April 2005, we acquired Precision Pharma Services, Inc., a contract fractionator located in Melville, New York, and in November 2006 and June 2007 we acquired plasma collection centers in varying stages of completion and assumed certain liabilities from IBR, a supplier of source plasma. The IBR acquisition entailed certain issues which are discussed above, under "—We could become supply-constrained and our financial performance would suffer if we could not obtain adequate quantities of FDA-approved source plasma from our own collection centers or from third parties." In addition, business combinations generally may involve a number of difficulties and risks to our business, including:

  •
  failure to integrate management information systems, personnel, research and development, marketing, operations, sales and support;

  •
  potential loss of key current employees or employees of the acquired company;

  •
  disruption of our ongoing business and diversion of management's attention from other business concerns;

  •
  potential loss of the acquired company's customers;

  •
  failure to develop further the other company's technology successfully;

  •
  unanticipated costs and liabilities; and

  •
  other accounting and operational consequences.

        In addition, we may not realize the anticipated benefits from any business combination we may undertake in the future. Any integration process would require significant time and resources, and we may not be able to manage the process successfully. If our customers are uncertain about our ability to operate on a combined basis, they could delay or cancel orders for our products. We may not successfully evaluate or utilize the acquired technology or accurately forecast the financial impact of a combination, including accounting charges or volatility in the stock price of the combined entity. If we fail to successfully integrate other companies with which we may combine in the future, our business and financial results could be harmed.

Risks Related to Our Financial Position

We are substantially leveraged, which could result in the need for refinancing or new capital.

        As a result of our debt recapitalization, completed December 6, 2006, we have in place credit facilities aggregating $1.355 billion in total borrowing availability. The credit facilities consist of:

  •
  a $700.0 million First Lien Term Loan Credit Agreement with Morgan Stanley ("Morgan Stanley First Lien Term Loan") due December 6, 2013;

  •
  a $330.0 million Second Lien Term Loan Credit Agreement with Morgan Stanley ("Morgan Stanley Second Lien Term Loan") due December 6, 2014; and

  •
  a $325.0 million Revolving Credit Agreement with Wachovia Bank N.A. ("Wachovia Bank Revolver") due December 6, 2011.

        As a result of our entry into these credit facilities, we are highly leveraged and have significant outstanding indebtedness and debt service requirements, both in absolute terms and in relation to stockholders' deficit. At June 30, 2007, we had total outstanding indebtedness of approximately $1.15 billion, and stockholders' deficit of approximately $480.0 million. Although we expect to use $             million of the net proceeds to us from this offering to repay debt outstanding under the Morgan Stanley First Lien Term Loan and $             million of the net proceeds to repay debt outstanding under the Morgan Stanley Second Lien Term Loan, we will continue to be highly leveraged after this offering with indebtedness of approximately $            .

        The proceeds from the First and Second Lien Term Loans, in conjunction with a $67.3 million draw under our Revolving Credit Agreement, all entered into on December 6, 2006, were used to repay and retire all outstanding principal and interest amounts owed under our then existing $440.0 million asset-based credit facility, as amended, repay and retire all outstanding principal and interest amounts owed to Cerberus and Ampersand under our then existing 12% Second Lien Notes, and pay accrued interest of $23.4 million to Talecris Holdings, LLC under the terms of our then existing 14% Junior Secured Convertible Notes, which was converted into 900,000 shares of Series A convertible preferred stock at the holder's election. Further, we used the proceeds from our First and Second Lien Term Loans and our Revolving Credit Agreement to pay a cash dividend of $760.0 million to Talecris Holdings, LLC, pay a special recognition bonus of $57.2 million to eligible employees and Board of Director stockholders, and fund an irrevocable trust for $23.0 million for future payments under this special recognition bonus.

        Our ability to make payments on our indebtedness, including the Morgan Stanley First Lien Term Loan, the Morgan Stanley Second Lien Term Loan and the Wachovia Bank Revolver, and to fund planned capital expenditures, will depend on our ability to generate cash in the future. Our ability to generate cash in the future will be subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

        There can be no assurance that our business will generate sufficient cash flows from operations or that we will have future borrowings available under the Wachovia Bank Revolver in amounts sufficient to enable us to pay our indebtedness, including under the Morgan Stanley First Lien Term Loan and the Morgan Stanley Second Lien Term Loan, or to fund other liquidity needs. We may need to raise additional funds through the sale of additional equity securities, the refinancing of all or part of our indebtedness, including the Morgan Stanley First Lien Term Loan and the Morgan Stanley Second Lien Term Loan, on or before the maturity thereof, or the sale of assets. Each of these alternatives is dependent upon financial, business and other general economic factors affecting our business, many of which are beyond our control, and we can make no assurances that any such alternatives would be available to us, if at all, on satisfactory terms. While we believe that consolidated cash flow generated by our operations will provide adequate sources of long-term liquidity, a significant drop in operating cash flow resulting from economic conditions, competition or other uncertainties beyond our control could increase the need for refinancing or new capital.

As a result of our high leverage, we are subject to operating and financial restrictions that could adversely impact our activities and operations.

        Our leveraged position may limit our ability to obtain additional financing in the future on terms and subject to conditions deemed acceptable by our management, and the agreements governing our debt impose significant operating and financial restrictions on us. The most significant restrictions relate to our capital expenditures, debt incurrence, investments, sales of assets and cash distributions. The failure to comply with any of these restrictions could result in an event of default under the various operative documents, giving our lenders the ability to accelerate the repayment of our obligations.

        As a result, our leveraged position could have important consequences to our stockholders. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  subject us to covenants that limit our ability to fund future working capital, capital expenditures, research and development costs and other general corporate requirements;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

  •
  limit our ability to obtain additional financing to fund future acquisitions of key assets;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  impede our ability to obtain the necessary approvals to operate our business in compliance with the numerous laws and regulations to which we are subject;

  •
  place us at a competitive disadvantage relative to our competitors that have less debt outstanding; and

  •
  limit our ability to borrow additional funds, among other things, under the financial and other restrictive covenants in our indebtedness.

Our business requires substantial capital and operating expenditures to operate and grow.

        We plan on spending substantial sums in capital and operating expense over the next five years to obtain FDA approval for new indications for existing products, to enhance the facilities in which and processes by which we manufacture existing products, to develop new product delivery mechanisms for existing products, to strengthen our plasma collection system and to develop innovative product additions. We face a number of obstacles to successfully converting these efforts into profitable products including but not limited to the successful development of a experimental product for use in clinical trials, the design of clinical study protocols acceptable to FDA, the successful outcome of clinical trials, our ability to scale our manufacturing processes to produce commercial quantities or successfully transition technology, FDA approval of our product or process and our ability to successfully market an approved product with our new process or new indication. In addition, we expect to invest over $200 million over the next five years to upgrade our manufacturing facilities, including replacing certain equipment, but we may be required to expend additional capital in this effort if the cost of the upgrade exceeds the anticipated requirements. If we are unable to fund these activities, we may face unscheduled plant shut-downs, product rejections, product contamination and unfavorable regulatory inspections. A lack of research and development funds could result in a failure to identify, produce and market new products and respond to competitors' product offerings. To finance these various activities, we may need to incur future debt or issue additional equity if our cash flows and capital resources are insufficient, and we may not be able to structure our debt obligations on favorable economic terms, if at all.

Risks Related to Our Common Stock and This Offering

Talecris Holdings, LLC and its affiliated entities will continue to have control over us after this offering and could delay or prevent a change in corporate control.

        We are a majority owned subsidiary of Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. Upon the consummation of this offering, Talecris Holdings, LLC will own approximately    % of our shares of common stock (assuming the underwriters do not exercise their option to purchase additional shares). As long as Talecris Holdings, LLC owns or controls at least a majority of our outstanding voting power, it has the ability to delay or prevent a change in control of us that may be favored by other stockholders and may otherwise exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

  •
  the election of directors;

  •
  any amendment of our certificate of incorporation or bylaws;

  •
  the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets; or

  •
  the defeat of any non-negotiated takeover attempt that might otherwise benefit our other stockholders.

A majority of our board of directors will not be considered "independent" under the rules of The Nasdaq Stock Market, Inc.

        Talecris Holdings, LLC will own a majority of our common stock following the completion of this offering. As a result, we will certify that we are a "Controlled Company" under Nasdaq's rules and we intend to rely on the "Controlled Company" exception to the board of directors and committee composition requirements under Nasdaq's rules. Under this exception, we will be exempt from the rule that requires that (i) our board of directors be comprised of a majority of "independent directors"; (ii) our compensation committee be comprised solely of "independent directors"; and (iii) our nominating committee be comprised solely of "independent directors," as these terms are defined under Nasdaq's rules. Immediately following this offering, we expect that            of our directors will be "independent."

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

        Provisions in our corporate charter and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions:

  •
  establish a classified board of directors such that not all members of the board are elected at one time;

  •
  allow the authorized number of our directors to be changed only by the affirmative vote of two-thirds of our shares of capital stock or by resolution of our board of directors;

  •
  limit the manner in which stockholders can remove directors from the board;

  •
  establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

  •
  require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

  •
  impose a "fair price" requirement that prohibits an acquiror attempting to effect a takeover of our company from utilizing a two tier price structure as part of a two stage acquisition of our outstanding stock;

  •
  limit who may call stockholder meetings; and

  •
  authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquiror, effectively preventing acquisitions that have not been approved by our board of directors.

        For example, our certificate of incorporation authorizes the board of directors to issue up to 10,000,010 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined by our board of directors at the time of issuance or fixed by resolution without further action by the stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion rights, redemption rights, and sinking fund provisions. The issuance of preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent, or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders' control.

        Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. The restrictions contained in Section 203 are not applicable to any of our existing stock holders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

        We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent outstanding options are exercised, you will incur further dilution. Based on an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, you will experience immediate dilution of $            per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately      % of the aggregate price paid by all purchasers of our stock but will own only approximately      % of our common stock outstanding after this offering. See "Dilution" for more detail.

We cannot guarantee that an active trading market for our common stock will develop, which will limit your ability to sell shares.

        There is currently no existing public market for our common stock. We will apply to have our common stock quoted on the Nasdaq Global Market under the symbol "TLCR" and, if approved, expect that such quotation will commence at the same time that the registration statement that contains this prospectus becomes effective. A public trading market having the desirable characteristics of depth, liquidity, and orderliness depends upon the existence of willing buyers and sellers at any given time, the presence of which is dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. Accordingly, we cannot assure you that an active and liquid trading market for our common stock will develop or that, if developed, it will continue. The failure of an active and liquid trading market to develop would likely have a material adverse effect on the value of our common stock.

Our quarterly results of operations may fluctuate and this fluctuation may cause our stock price to decline, resulting in losses to our investors.

        Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. A number of factors, many of which are not within our control, could subject our operating results and stock price to volatility, including:

  •
  contamination of products or material that does not meet specifications in production and related write-offs and other costs;

  •
  prices of and demand for plasma, which constitutes approximately half of our cost of goods sold;

  •
  FDA and regulatory approvals of plasma centers;

  •
  changes or anticipated changes in Medicare and private payor reimbursement rates applicable to our products;

  •
  introduction of competing products or the announcement by our competitors of their plans to do so;

  •
  variations in product demand;

  •
  regulatory developments in the United States and elsewhere;

  •
  the departure of key personnel;

  •
  the results of ongoing and planned clinical trials of our pipeline products;

  •
  the results of regulatory reviews relating to the approval of our pipeline products; and

  •
  general and industry-specific economic conditions that may affect our research and development expenditures or otherwise affect our operations.

        If our quarterly operating results fail to meet the expectations of stock market analysts and investors, the price of our common stock may rapidly decline, resulting in losses to our investors.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

        Our stock price is likely to be volatile. The stock market has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

  •
  results of clinical trials of our product candidates or those of our competitors;

  •
  new therapeutic technologies that may replace plasma-derived proteins;

  •
  regulatory or legal developments in the United States and other countries;

  •
  variations in our financial results or those of companies that are perceived to be similar to us;

  •
  changes in the structure of healthcare payment systems;

  •
  pricing fluctuations due to changing market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts' reports or recommendations;

  •
  general economic, industry and market conditions; and

  •
  other factors described in this "Risk Factors" section.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding                        shares of common stock based on the number of shares outstanding as of                , 2007. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. Of the remaining shares,                        shares will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreement as described in the "Shares Eligible for Future Sale" section of this prospectus. Moreover, after this offering, holders of an aggregate of                        shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the "Underwriters" section of this prospectus. Of the amount of restricted shares not subject to registration as discussed above we expect            shares may be eligible for resale pursuant to Rule 144 under the Securities Act within 180 days of the expiration of the lock-up agreement (subject to compliance with applicable volume restrictions and limitations on manner of sale).

We do not anticipate paying dividends in the foreseeable future

        Although we declared a $73.2 million dividend to our stockholders on December 30, 2005 and a $760.0 million dividend to our stockholders on December 6, 2006, we currently anticipate that we will retain all funds for use in the operation of our business, and we do not anticipate paying any further cash dividends on our common stock for the foreseeable future. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market. We cannot guarantee that our common stock will appreciate in value. See the discussion contained elsewhere in this prospectus under the heading "Dividend Policy."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus, regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management are forward-looking statements. Forward-looking statements may be identified by the use of forward-looking terms such as "may," "will," "would," "expects," "intends," "believes," "anticipates," "plans," "predicts," "estimates," "projects," "targets," "forecasts," "seeks," or the negative of such terms or other variations on such terms or comparable terminology. The forward-looking statements that we make are based upon assumptions about many important risk factors, many of which are beyond our control. Among the factors that could cause actual results to differ materially are the following:

  •
  our ability to procure adequate quantities of plasma and other materials which are acceptable for use in our manufacturing processes from third-party vendors or from our own plasma collection centers;

  •
  the timing of, and our ability to receive and maintain, the appropriate regulatory licenses for our plasma collection centers, which impacts our ability to use the source plasma in our manufacturing processes;

  •
  our ability to identify growth opportunities for existing products and our ability to identify and develop new product candidates through our research and development activities;

  •
  the timing of, and our ability to, obtain and/or maintain regulatory approvals for new product candidates, the rate and degree of market acceptance, and the clinical utility of our products;

  •
  unexpected shut-downs of our manufacturing and storage facilities;

  •
  our and our suppliers' ability to adhere to cGMP regulations;

  •
  our ability to manufacture at appropriate scale to meet the market's demand for our products;

  •
  possible U.S. legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including Medicaid and Medicare;

  •
  legislation or regulations in markets outside of the U.S. affecting product pricing, reimbursement, access, or distribution channels;

  •
  the impact of geographic and product mix on our sales and gross profit;

  •
  the impact of competitive products and pricing;

  •
  fluctuations in the balance between supply and demand with respect to the market for plasma-derived products;

  •
  interest rate fluctuations impacting our floating rate debt instruments and foreign currency exchange rate fluctuations in the international markets in which we operate;

  •
  our ability to successfully transition and establish internal operational, supply, and distribution capabilities, which were previously provided to us by Bayer affiliates under the terms of various transition services, supply, and distribution agreements;

  •
  any changes in business, political, and economic conditions due to the threat of terrorist activity in the U.S. and other parts of the world, and related U.S. military action oversees; and

  •
  other factors identified elsewhere in this prospectus and in other filings we make with the United States Securities and Exchange Commission.

        No assurances can be provided as to any future financial results. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make. You are cautioned not to place undue reliance on these forward-looking statements, which are valid only as of the date they were made. Unless legally required, we do not undertake to update or revise any forward-looking statements, even if events make it clear that any projected results, expressed or implied, will not be realized.

USE OF PROCEEDS

        We estimate that the net proceeds to us from our issuance and sale of            shares of common stock in this offering will be approximately $             million, assuming an initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our net proceeds from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to us from this offering will be approximately $             million, assuming an initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

        We intend to use the net proceeds we receive from this offering as follows:

  •
  $             million and $             million for the repayment of principal and interest under our First and Second Lien Term Loans, respectively, as well as any prepayment penalty;

  •
  $7.7 million and $4.8 million for the payment of earned and unpaid dividends on our then outstanding, Series A and B convertible preferred stock which is held by Talecris Holdings, LLC, an entity owned by (i) Cerberus-Plasma Holdings LLC and (ii) limited partnerships affiliated with Ampersand Ventures;

  •
  $28.8 million for the payment of a termination fee relating to the then outstanding management agreement with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures; and

  •
  the balance, if any, to fund working capital, capital expenditures and other general corporate purposes, which may include the acquisition or licensing of complementary technologies, products or businesses.

        This expected use of net proceeds of this offering represents our intentions based upon our current plans and business conditions. Our management will retain broad discretion over the allocation of any net proceeds used for capital expenditures or other general corporate purposes. While we continually evaluate potentially material acquisitions of businesses, assets and products and new licenses of technologies, we have no current agreements or commitments for any such material acquisitions or new licenses.

        Pending use of the proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

        The proceeds from the First and Second Lien Term Loans, in conjunction with a $67.3 million draw under our Revolving Credit Agreement, all entered into on December 6, 2006, were used to repay and retire all outstanding principal and interest amounts owed under our then existing $440.0 million asset-based credit facility, as amended, repay and retire all outstanding principal and interest amounts owed to Cerberus and Ampersand under our then existing 12% Second Lien Notes, and pay accrued interest of $23.4 million to Talecris Holdings, LLC under the terms of our then existing 14% Junior Secured Convertible Notes, which was converted into 900,000 shares of Series A convertible preferred stock at the holder's election. Further, we used the proceeds from our First and Second Lien Term Loans and our Revolving Credit Agreement to pay a cash dividend of $760.0 million to Talecris Holdings, LLC, pay a special recognition bonus of $57.2 million to eligible employees and Board of Director stockholders, and fund an irrevocable trust for $23.0 million for future payments under this special recognition bonus.

        The First and Second Lien Term loans bear interest based upon either the Alternate Base Rate ("ABR") or London Interbank Offered Rate ("LIBOR"), at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. The First Lien Term Loan accrues interest at ABR plus 2.25% or LIBOR plus 3.50% and matures on December 6, 2013 and the Second Lien Term Loan accrues interest at ABR plus 5.25% or LIBOR plus 6.50% and matures on December 6, 2014. At June 30, 2007, the interest rate on the First Lien Term Loan and Second Lien Term Loan was 9.08% and 12.12%, respectively.

DIVIDEND POLICY

        The payment of dividends is within the discretion of our board of directors and will depend upon our earnings, capital requirements and operating and financial position, among other factors. We declared a $73.2 million dividend to our stockholders on December 30, 2005 and a $760.0 million dividend to our stockholders on December 6, 2006. We expect to retain all of our earnings to finance the expansion and development of our business, and we currently have no plans to pay cash dividends to our stockholders after this offering. Our senior credit facility limits, and our future debt agreements may restrict our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Sources of Credit and Contractual and Commercial Commitments" and "Description of Certain Indebtedness."

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and short-term investments and our capitalization as of June 30, 2007:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion of all of the outstanding shares of our preferred stock into an aggregate of 10,730,790 shares of common stock upon the closing of this offering and the reclassification of the preferred stock to permanent equity in stockholders' deficit and the cancellation of the embedded put feature on issued and outstanding common stock; and

  •
  on a pro forma as adjusted basis to give further effect to (i) our issuance and sale of             shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and (ii) the use of proceeds from this offering to repay $             million and $             million of principal and interest under our First and Second Lien Term Loans, respectively, as well as any prepayment penalty, and the payment of $7.7 million and $4.8 million of earned and unpaid dividends on our then outstanding Series A and B convertible preferred stock, respectively, and the payment of $28.8 million as a termination fee under our management agreement.

        The pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with "Management's Discussion and Analysis of

Financial Condition and Results of Operations" and our financial statements and the related notes appearing at the end of this prospectus.

	As of June 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except shares)
Short-term debt:
Current portion of debt	$7,000	$7,000
Long-term debt:
First Lien Term Loan	689,500	689,500
Second Lien Term Loan	330,000	330,000
Revolving Credit Facility	121,026	121,026

Total debt	$1,147,526	$1,147,526

Redeemable series A and B senior convertible preferred stock, par value $0.01 per share; 10,000,010 shares authorized; 1,192,310 shares issued and outstanding	$110,535	$—
Obligation under common stock put/call option	60,062	—
Stockholders' deficit:
Common stock, par value $0.01 per share, 100,000,000 shares authorized; 569,566 shares issued and outstanding	—	113
Additional paid-in capital(1)	—	170,484
Accumulated other comprehensive income	3,573	3,573
Accumulated deficit	(483,535)	(483,535)

Total stockholders' deficit(1)	(479,962)	(309,365)

Total capitalization(1)	$838,161	$838,161

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of additional paid-in capital, total stockholders' deficit and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

        The table above does not include:

  •
  1,292,699 shares of common stock issuable upon exercise of options outstanding as of June 30, 2007 at a weighted average exercise price of $21.53 per share; and

  •
  an aggregate of 404,189 shares of common stock reserved for future issuance under our 2005 Stock Option and Incentive Plan and our 2006 Restricted Stock Plan as of the closing of this offering.

DILUTION

        If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

        The historical net tangible book value of our common stock as of June 30, 2007 was approximately $(448.8) million or $(787.99) per share, based on 569,566 shares of common stock outstanding as of June 30, 2007. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

        Our pro forma net tangible book value as of June 30, 2007 was approximately $             million, or $            per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 10,730,790 shares of common stock upon the closing of this offering.

        After giving effect to our issuance and sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, less the estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of June 30, 2007 would have been approximately $             million or $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share to our existing stockholders and immediate dilution in pro forma net tangible book value of $            per share to new investors purchasing common stock in this offering at the initial public offering price. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. Sales of shares by our selling stockholders in this offering do not affect our net tangible book value. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share:	$
Historical net tangible book value per share as of June 30, 2007		$(787.99)

Increase attributable to the conversion of outstanding preferred stock

Pro forma net tangible book value per share as of June 30, 2007
Increase per share attributable to new investors
Pro forma net tangible book value per share after this offering
Dilution per share to new investors	$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our pro forma net tangible book value after the offering by approximately $             million, our pro forma net tangible book value per share after this offering by approximately $            and dilution per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

        The following table summarizes as of June 30, 2007 the number of shares purchased from us after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 10,730,790 shares of common stock upon the closing of this offering, the total consideration paid and the average price per share paid, or to be paid, to us by existing stockholders and by new investors in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price

range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration
Average Price per Share
	Number	Percentage	Amount	Percentage
Existing stockholders
New investors
Total

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the total consideration paid by new investors by $             million, and increase (decrease) the percentage of total consideration paid by new investors by approximately    %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        The table above is based on 11,300,356 shares of common stock outstanding as of June 30, 2007, including an aggregate of 256,287 unvested shares outstanding under the 2006 Restricted Stock Plan and an additional 10,730,790 shares of common stock issuable upon the conversion of all of the outstanding shares of our preferred stock prior the closing of this offering and excludes:

  •
  1,292,699 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2007 at a weighted average exercise price of $21.53 per share; and

  •
  an aggregate of 404,189 shares of common stock reserved for future issuance under our 2005 Stock Option and Incentive Plan and our 2006 Restricted Stock Plan as of the closing of this offering.

        If the underwriters exercise their option to purchase additional shares or if any shares are issued in connection with outstanding options you will experience further dilution. If the underwriters exercise their option to purchase additional shares in full, the following will occur:

  •
  the percentage of shares of common stock held by existing stockholders will decrease to approximately    % of the total number of shares of our common stock outstanding after this offering; and

  •
  the pro forma as adjusted number of shares held by new investors will be increased to            , or approximately    %, of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

        You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated income statement data for the six months ended June 30, 2007 and 2006, and the balance sheet data as of June 30, 2007 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The consolidated statements of income data for the year ended December 31, 2006 and the nine months ended December 31, 2005 and the consolidated balance sheet data at December 31, 2006 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of June 30, 2006 was derived from our unaudited interim consolidated financial statements, which are not included in this prospectus. The combined statements of income (loss) data for the three months ended March 31, 2005 and for the years ended December 31, 2004 and the combined balance sheet data at March 31, 2005 and at December 31, 2004 are derived from the audited financial statements of Bayer Plasma Products Business Group (Bayer Plasma or Predecessor), which are included in this prospectus. The combined statement of income (loss) data for the year ended December 31, 2003 and 2002 and the combined balance sheet data at December 31, 2003 and 2002 are derived from the unaudited financial statements of Bayer Plasma, which are not included in this prospectus. The historical results are not necessarily indicative of results to be expected for future periods, and the results for the six months ended June 30, 2007 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2007. The selected historical consolidated and combined financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated and combined financial statements and related notes thereto appearing elsewhere in this prospectus.

        The unaudited financial data as of June 30, 2006 and 2007 and for the six months ended June 30, 2006 and 2007 have been derived from our unaudited consolidated financial statements. These unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for those periods. Operating results for the six months ended June 30, 2007 are not necessarily indicative of results that may be expected for the year ending December 31, 2007.

        The financial statements of Bayer Plasma are presented on a carve-out basis from the historical financial statements of Bayer AG and its affiliates. As Predecessor, we participated in Bayer's centralized cash management system and our net cash funding requirements were met by Bayer. We were not allocated interest costs from Bayer for use of these funds. The Predecessor's combined results of operations include all net revenue and costs directly attributable to our operations as Bayer Plasma, including all costs for supporting functions and services used by us at shared sites and performed by centralized Bayer organizations, presented on a carve-out basis, prior to our March 31, 2005 formation transaction. In Predecessor periods, the expenses for these services were charged to us based on a determination of the services provided primarily using activity-based allocation methods based primarily on revenue, headcount, or square footage. In Predecessor periods, Bayer also provided certain manufacturing services to us for the production of certain products at established transfer prices, which have been included in cost of goods sold.

        We acquired certain assets and liabilities of Bayer Plasma on March 31, 2005. Successor operations began on April 1, 2005 as the successor business (Successor). On April 12, 2005, we acquired Precision Pharma Services, Inc., or Precision Pharma, which was owned by affiliates of Ampersand and which supplied intermediate paste principally to our predecessor and us. These affiliates of Ampersand are investors in Talecris Holdings, LLC.

        We believe that the comparability of our financial results between Successor and Predecessor periods presented is significantly impacted by the following items, which are more fully described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

  •
  Acquisition of Bayer Plasma net assets and related purchase accounting

  •
  Distribution and transition services agreements with Bayer affiliates

  •
  Transition related activities

  •
  Management fees

  •
  Share-based compensation awards

  •
  Special recognition bonus plan

  •
  Capital structure

  •
  Gamunex IGIV production incident

  •
  Acquisition of plasma collection centers

Selected Financial Data

	Predecessor				Successor
	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Three Months Ended March 31, 2005	Inception Through December 31, 2005	Year Ended December 31, 2006	Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
	(in thousands, except per share amounts)
Income (Loss) Statement Data:
Net revenue:
Net product revenue	$671,400	$719,900	$846,500	$245,500	$654,939	$1,114,489	$571,521	$590,301
Other	—	—	—	—	13,039	14,230	6,305	9,658

Total net revenue	671,400	719,900	846,500	245,500	667,978	1,128,719	577,826	599,959
Cost of goods sold	646,200	613,100	661,500	209,700	561,111	684,750	361,917	373,280

Gross profit	25,200	106,800	185,000	35,800	106,867	443,969	215,909	226,679
Operating expenses:
SG&A	80,700	94,900	102,200	27,500	89,205	241,448	83,520	90,038
R&D	41,100	49,900	59,000	14,800	37,149	66,801	23,931	29,049

Total operating expenses	121,800	144,800	161,200	42,300	126,354	308,249	107,451	119,087

Income (loss) from operations	(96,600)	(38,000)	23,800	(6,500)	(19,487)	135,720	108,458	107,592
Other income (expense):
Equity in earnings of affiliate	—	—	—	—	197	684	399	253
Interest expense, net	—	—	—	—	(21,224)	(40,867)	(15,869)	(55,670)
Loss on extinguishment of debt	—	—	—	—	—	(8,924)	—	—

Income (loss) before income taxes and extraordinary items	(96,600)	(38,000)	23,800	(6,500)	(40,514)	86,613	92,988	52,175
Provision for income taxes	(9,900)	(14,900)	(18,500)	(5,100)	(2,251)	(2,222)	(2,470)	(3,456)

Income (loss) before extraordinary items	(106,500)	(52,900)	5,300	(11,600)	(42,765)	84,391	90,518	48,719

Extraordinary items:
Gain (loss) from unallocated negative goodwill	—	—	—	—	252,303	(306)	(306)	—
Gain from settlement of contingent consideration due Bayer	—	—	—	—	13,200	3,300	3,300	—

Net income (loss)	$(106,500)	$(52,900)	$5,300	$(11,600)	$222,738	$87,385	$93,512	$48,719

Income (loss) before extraordinary items per common share:
Basic	$(106.50)	$(52.90)	$5.30	$(11.60)	$(120.75)	$(958.67)	$88.14	$345.19
Diluted	$(106.50)	$(52.90)	$5.30	$(11.60)	$(120.75)	$(958.67)	$8.07	$3.71
Cash dividends declared per common share:
Basic	—	—	—	—	$66.96	$1,070.53	—	—
Diluted	—	—	—	—	$66.96	$68.87	—	—
Balance Sheet Data (at period end):
Cash and cash equivalents	—	—	—	—	$10,887	$11,042	$44,302	$47,125
Total assets	$924,300	$1,054,100	$1,115,200	$1,040,800	$705,249	$903,474	$751,276	$1,022,533
Long-term debt and redeemable preferred stock	—	—	—	—	$270,997	$1,213,455	$309,980	$1,251,061
Total stockholders' equity (deficit)/parent's net investment	$810,700	$913,000	$987,000	$943,600	$152,835	$(528,980)	$246,165	$(479,962)
Other Financial Data and Ratios (unaudited):
Liters of plasma processed	2,404	2,573	3,016	905	2,493	2,983	1,517	1,293
Gross profit margin	3.8%	14.8%	21.9%	14.6%	16.0%	39.3%	37.4%	37.8%
EBITDA(1)(2)	$(66,000)	$(6,200)	$56,500	$1,500	$(18,056)	$140,680	$110,326	$111,653
Adjusted EBITDA(1)(2)	$(66,000)	$(6,200)	$56,500	$1,500	$(574)	$264,058	$143,493	$132,253

(1)
We define EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, extraordinary items, equity in earnings of affiliate, and gains on sales of equipment. We define Adjusted EBITDA as EBITDA, further adjusted to exclude transition and other non-recurring expenses, management fees paid to our sponsors, non-cash share-based compensation expense, and special recognition bonus expense, which we believe are not indicative of our ongoing core operations. These items are described in more detail in the reconciliation below.

We include EBITDA and Adjusted EBITDA because each provides useful information to investors about us and our financial condition and results of operations:

•
EBITDA and Adjusted EBITDA are measures used by our Board of Directors and management to evaluate operating performance and make day-to-day operating decisions.

•
EBITDA assists in comparing our operating performance on a consistent basis by removing the impact of our capital structure (primarily interest charges and amortization of debt issuance costs), asset base (primarily depreciation and amortization) and items outside the control of our management team (taxes) from our operations.

•
Adjusted EBITDA, as a supplemental measure, assists in assessing our performance by removing certain non-cash equity compensation expenses, management fees paid to our sponsors, transition and other non-recurring costs associated with establishing our infrastructure as an independent company, and special recognition bonuses which provided cash awards to certain of our employees and senior executives.

•
EBITDA and Adjusted EBITDA serve as measures in evaluating annual incentive compensation awards to our employees and senior executives.

•
EBITDA and Adjusted EBITDA are used by analysts, investors, and other interested parties as common performance measures to compare results across companies in our industry and for the calculation of financial covenants in our credit facilities.

For these reasons, we believe EBITDA and Adjusted EBITDA are useful measures to enable investors to analyze our operating results on the same basis as that used by our management.

EBITDA and Adjusted EBITDA are considered "non-GAAP financial measures" under SEC rules and should not be considered substitutes for net (loss) income or (loss) income from operations, as determined in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, including, but not limited to the following:

•
EBITDA does not reflect our historical capital expenditures, or future requirements for capital expenditures, or contractual commitments;

•
EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments under our credit agreements;

•
EBITDA does not reflect income tax expense or the cash requirements to pay our taxes;

•
Adjusted EBITDA has all the inherent limitations of EBITDA. In addition, you should be aware that there is no certainty that we will not incur similar expenses in the future, which are eliminated in the calculation of Adjusted EBITDA;

•
Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered the primary measures of the operating performance of our business. To properly and prudently evaluate our business, we encourage you to review the U.S. GAAP financial statements included elsewhere in this prospectus, and not to rely on any single financial measure to evaluate our business.

(2)
The following is a reconciliation of net (loss) income to EBITDA and Adjusted EBITDA:

	Predecessor				Successor
	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Three Months Ended March 31, 2005	Inception Through December 31, 2005	Year Ended December 31, 2006	Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
	(in thousands)
Net income (loss)	$(106,500)	$(52,900)	$5,300	$(11,600)	$222,738	$87,385	$93,512	$48,719
Extraordinary items	—	—	—	—	(265,503)	(2,994)	(2,994)	—

Income (loss) before extraordinary items	(106,500)	(52,900)	5,300	(11,600)	(42,765)	84,391	90,518	48,719
Gain on sale of equipment	—	—	—	—	—	—	—	(495)
Loss on extinguishment of debt	—	—	—	—	—	8,924	—	—
Provision for income taxes	9,900	14,900	18,500	5,100	2,251	2,222	2,470	3,456
Equity in earnings of affiliate	—	—	—	—	(197)	(684)	(399)	(253)
Interest expense, net	—	—	—	—	21,224	40,867	15,869	55,670
Depreciation and amortization	30,600	31,800	32,700	8,000	1,431	4,960	1,868	4,556

EBITDA	(66,000)	(6,200)	56,500	1,500	(18,056)	140,680	110,326	111,653
Transition and other non-recurring expenses(a)	—	—	—	—	12,809	73,203	29,665	6,655
Management fees(b)	—	—	—	—	3,350	5,645	2,878	3,000
Non-cash stock option expense(c)	—	—	—	—	1,323	2,244	624	4,074
Non-cash restricted stock expense(c)	—	—	—	—	—	435	—	2,604
Non-cash unrestricted stock expense(c)	—	—	—	—	—	3,960	—	—
SRB(d)	—	—	—	—	—	37,891	—	4,267

Adjusted EBITDA	$(66,000)	$(6,200)	$56,500	$1,500	$(574)	$264,058	$143,493	$132,253

  (a)
  Represents the expense associated with the development of our internal capabilities to operate as a standalone company apart from Bayer, consisting primarily of consulting services associated with developing our corporate infrastructure. We believe these costs are non-recurring once the related infrastructure has been established and we have completed our overall transition from Bayer.

  (b)
  Represents the advisory fees paid to Talecris Holdings, LLC, our sponsor, under the Management Agreement, as amended. This agreement will be terminated in connection with this offering.

  (c)
  Represents our non-cash equity compensation expense associated with our stock options, restricted stock, and unrestricted stock. The restricted stock we issued was in lieu of a future cash bonus to senior management executives. The unrestricted stock was issued to our Chairman in lieu of a cash bonus.

  (d)
  Represents compensation expense associated with special recognition bonus awards granted to our employees and senior executives. These awards were granted to reward past performance and were provided to these individuals in recognition of the extraordinary value realized by us and our stockholders due to the efforts of such individuals since inception of our operating activities on April 1, 2005. We do not anticipate granting similar awards in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You are encouraged to read the following discussion and analysis of our financial condition and results of operations together with our financial statements, the financial statements of Bayer Plasma Products Business Group (Bayer Plasma) and the financial statements of International BioResources, L.L.C. (IBR) and related footnotes appearing at the end of this prospectus. This discussion and analysis contains forward looking statements that involve risks and uncertainties. See "Risk Factors" included elsewhere in this prospectus for a discussion of some of the important factors that could cause actual results to differ materially from those described or implied by the forward looking statements contained in the following discussion and analysis. See "Special Note Regarding Forward-Looking Statements" included elsewhere in this prospectus.

        All tabular disclosures of dollar amounts are presented in thousands. Percentages and amounts presented herein may not calculate or sum precisely due to rounding.

        Unless otherwise stated or the context otherwise requires, references to "Talecris," "we," "us," "our" and similar references refer to Talecris Biotherapeutics Holdings Corp. and its wholly owned subsidiaries for the period subsequent to our formation on March 31, 2005, and refer to Bayer Plasma Products Business Group, an operating unit of the Biological Products division of Bayer Healthcare LLC, which is a subsidiary of Bayer AG, for the period prior to our formation. Unless otherwise stated or the context requires otherwise, "Bayer" means Bayer AG, or any of its directly or indirectly wholly-owned subsidiaries.

Business Overview

        We develop, produce, market and distribute protein-based therapies that extend and enhance the lives of people suffering from chronic and acute, often life-threatening, conditions, such as immune deficiency disorders, alpha-1 antitrypsin (AAT) deficiency, infectious diseases, hemophilia and severe burns. We are one of the largest producers and marketers in our industry. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers, or purchased from third parties, primarily located in the United States. Plasma contains many therapeutic proteins, which we extract through a process known as fractionation at our Clayton, North Carolina and Melville, New York facilities. The fractionated intermediates are then purified, formulated into a final bulk, and aseptically filled into vials for distribution.

        We operate in an industry that has experienced significant consolidation over the past two decades. Specifically, the number of major plasma-derived product manufacturers has declined and we believe some of our competitors have reduced their plasma fractionation capacity. Our industry has also experienced significant consolidation of the plasma supply chain as many plasma collection organizations have closed or have been acquired by manufacturers of plasma-derived products related to their efforts to vertically integrate plasma sourcing. In addition to the consolidation within our industry, the volume demand for plasma-derived therapies has increased, both in the United States and worldwide. As a result of the increase in demand for plasma-derived therapies and the decline in production and collection capacities, the cost of procuring plasma has increased, and pricing for plasma-derived products has generally increased as well. We intend to service the overall growth in demand for plasma-derived products through continued development of our internal plasma procurement capabilities and with incremental increases in our fractionation and purification capacities, including enhanced efficiency, increased yields, and reduced product rejects and cycle times.

        We believe that plasma supply constraints will continue to be pervasive in our industry in the near term, impacting our ability to satisfy demand for our core products. We anticipate that our costs of production will continue to increase as a result of higher costs of raw materials, particularly plasma, due to limited third party supply and the development of our Talecris Plasma Resources, Inc. (TPR) infrastructure until such time as we are able to increase TPR internal production volumes and absorb related overhead.

We believe that growth in demand, continued constrained production capacity, and increasing production costs are likely to result in higher product prices. We anticipate implementing measured price increases for most of our products in the near term. Longer term, we anticipate increases in plasma collection and manufacturing capacities, which will result in a balance of supply and demand, which is likely to moderate future pricing.

        Our ability to execute our strategic plans is highly dependent upon our ability to obtain adequate quantities of Food and Drug Administration (FDA) approved plasma, the key raw material used in our manufacturing processes. Until our acquisition of plasma collection centers from International BioResources, L.L.C. and affiliated entities (IBR) in November 2006, we relied exclusively on third parties for all of our plasma, a significant portion of which was provided to us through plasma collection centers owned or controlled by our competitors. In an effort to improve the predictability and sustainability of our plasma supply, we pursued a strategy of partial vertical integration of our plasma supply chain through the acquisition of a number of plasma collection centers in various stages of development from IBR, our then second largest third party supplier. In June 2007, we acquired one licensed and two unlicensed plasma collection centers from IBR to further strengthen our plasma collection capabilities. Subsequent to June 30, 2007, we received licensure for both of these acquired unlicensed centers. Additionally, two of our opened but unlicensed collection centers received FDA licensure in August 2007. We currently have 30 licensed plasma collection centers and 17 opened but unlicensed plasma collection centers.

        Our plasma collection business initially focused on the rapid expansion of production at the initial 33 operating plasma centers it acquired from IBR and at the 12 new unlicensed centers it opened subsequent to the acquisition, which were in the development stage when they were acquired from IBR. This strategy significantly increased plasma collections at these centers, but strained the quality systems, HR systems, and general business processes of our plasma collection business. While TPR was able to complete FDA inspections at 10 of the 12 unlicensed operational centers and receive FDA licenses for 6 of these 12 unlicensed centers, TPR needed to close two plasma centers, one permanently and one temporarily, to address issues with strained business processes.

        In order to alleviate the organizational pressures on the company and improve business processes at TPR, we have elected to invest significant financial and human resources in our plasma collection business. We established a dedicated project management organization focused on improving the business processes of TPR and proactively addressing the risks of rapid growth. Additionally, we temporarily reduced production at several centers to permit those employees to concentrate on quality control. We have implemented a slower scale-up for more recently started and acquired centers to prevent a recurrence of these issues.

        As a result of the change in our strategy related to our plasma collection business, we will incur higher costs which will negatively impact our gross profit and gross margin. The change in strategy and the related new programs, controls and process modifications are likely to result in lower production levels, at least in the short run. The significance of the strategic changes also makes it difficult for us to predict our future production levels and plasma deliveries with a high degree of confidence. Our current plan indicates that we will have relatively low inventories of Gamunex, our most significant product, in 2008. A significant decrease in plasma deliveries in the next few months would likely result in our inability to supply our customers with Gamunex, as well as potentially other products, for a period of time. The magnitude of such a stock-out would be dependent upon the ultimate timing of plasma deliveries and the relative shortfall from our plan.

        Successful development of a plasma collection center depends on a number of factors, including our ability to obtain licensure by the FDA, as well as the approval of foreign regulatory authorities, including the German Health Authority. We intend to continue to work with the FDA and other regulatory authorities to obtain regulatory approvals for our unlicensed collection centers and to explore additional opportunities to expand our plasma supply. Our ability to obtain FDA and other regulatory approval for existing unlicensed centers and future centers and to maintain compliance with regulatory requirements is critical in attaining our strategic plans. Certain of the collection centers that we acquired from IBR, or are currently developing ourselves, are in varying degrees of readiness for FDA inspection. In addition, two of the unlicensed centers that we acquired from IBR received warning letters from the FDA prior to our acquisition of such centers. We are in the process of remediating issues identified in the warning letters. Our ability to obtain adequate quantities of plasma sufficient to satisfy our strategic objectives is dependent upon our ability to remediate identified issues and launch plasma collection centers that obtain licensure by the FDA and other regulatory authorities in a timely manner. We have experienced varying degrees of success in achieving our internal objectives related to the vertical integration of our plasma supply and in obtaining licensure by the FDA.

        We do not sell products made from plasma collected from a plasma collection center until the collection center obtains licensure from the FDA. In the event that we determine that plasma was not collected in a current Good Manufacturing Practice (cGMP) compliant fashion or that the center is unable to obtain FDA licensure, we may be required to destroy any collected plasma from that center, which would be recorded as a charge to cost of goods sold during the period the inventories are determined to be unrealizable. Some of our efforts to remediate center deficiencies have not been successful, and consequently, we have closed centers in the recent past. Our future remediation efforts may not be successful in other centers and may lead to closure of centers, which would negatively impact our planned deliveries of plasma to meet our strategic objectives. At June 30, 2007, our raw material inventories included $29.7 million of unlicensed plasma and related testing costs, which we believe are realizable.

        We believe that we have important competitive advantages that will serve us well and distinguish us from other companies in our industry. We have a strong product portfolio with notable brand recognition which establishes us as an industry leader, particularly with respect to our Gamunex IGIV and Prolastin A1PI therapies. Since our formation as Talecris, we have undertaken a number of initiatives designed to enhance our operating results. In 2005 and 2006, we rationalized our distribution networks and simultaneously entered into long-term distribution agreements with major hospital group purchasing organizations, homecare and specialty pharmacy providers and distributors, which we believe grant us favorable volume, pricing and payment terms including, in certain cases, liquidated damages if they fail to purchase agreed volumes of products. In addition, during the fourth quarter of 2005, we formalized an internal plan designed to further enhance our operating results by, among other things, improving production processes to enhance efficiency, increasing production yields, reducing product reject rates, reducing cycle times, and improving utilization of human plasma and other raw materials.

        As a result of our past and continuing investment in research and development, we believe that we are positioned to continue as an industry leader in the plasma-derived therapies business. Near term, our focus is on life cycle management initiatives to extend the commercial life of our products and brands. Longer term, our most exciting pipeline product is a Plasmin formulation, a patent-protected therapy for restoring blood flow through arteries and veins that have become obstructed by blood clots.

        Upon the commencement of our operations as Talecris, we entered into various transition services, supply and distribution agreements with Bayer under which Bayer affiliates provided us with certain operational, information technology and distribution services for various periods of time in a number of geographic locations. We believe that the most significant transition and other non-recurring expenditures necessary to establish our internal infrastructure apart from Bayer have been made, but anticipate that we will continue to incur costs associated with the termination of the remaining transition services and distribution agreements and further development of our internal infrastructure.

        We established an independent capital structure upon our formation as Talecris on March 31, 2005, which consisted of a $400.0 million asset-based credit facility, $27.8 million of 12% Second Lien Notes, and $90.0 million of 14% Junior Secured Convertible Notes. In March 2006, we entered into an additional $40.0 million term loan. In December 2006, we completed a debt recapitalization transaction in which we repaid, retired or converted all outstanding principal and interest amounts owed under our then existing debt instruments, with new borrowings aggregating $1.355 billion in total availability. As a result of the recapitalization transaction, our interest expense has increased significantly in periods subsequent to December 2006.

        We anticipate that our cash needs will be significant and that, subsequent to the completion of this offering and the application of proceeds to repay debt, we will need to increase our borrowings under our credit facilities in order to fund our operations and strategic initiatives. Our planned capital expenditures, which will include the design and construction of a new fractionation facility, are significant, and are likely to approach or exceed $90.0 million annually over the next five years. To the extent that our existing sources of cash are insufficient to fund our activities, we may need to raise additional funds through debt or equity financing.

Subsequent Events

        We were a co-plaintiff along with Bayer in patent litigation pending in the United States District Court for the District of Delaware against Baxter International Inc. and Baxter Healthcare Corporation (collectively, Baxter). In this case, filed in 2005, we, as exclusive licensee of Bayer's U.S. Patent No. 6,686,191 (the '191 patent), alleged that Baxter, by its manufacture and importation of its liquid IGIV product, Gammagard Liquid, has infringed the '191 patent. We entered into a Settlement Agreement with Baxter on August 10, 2007. Under the terms of the settlement (i) Baxter paid us $11.0 million, (ii) Baxter will pay us for a period of four years from the settlement date an amount comprising 1.2% of Baxter's net sales in the United States of Gammagard Liquid and any other product sold by Baxter or an affiliate in the United States under a different brand name that is a liquid intravenous immunoglobulin under a separate Sublicense Agreement, (iii) Baxter will provide 2,000 kilograms of Fraction IV-I paste within 60 days of the settlement date with specifications as per the settlement agreement, and (iv) we will grant Baxter certain sublicense rights in the '191 patent and its foreign counterparts.

        We settled a dispute with a customer in September 2007 regarding intermediate manufactured material. We recorded a charge to cost of goods sold of $7.9 million during the quarter ended June 30, 2007 related to this material. We will experience lower sales of our PPF intermediate powder in the short term as a result of this settlement. Over the course of 2008, the settlement will result in a change in product mix, with a decline in albumin sales and increased sales of PPF powder.

Principal Products

        As Successor and Predecessor, the majority of our sales are concentrated in two key therapeutic areas: Immunology, primarily through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served by our branded products, Gamunex brand IGIV (Gamunex IGIV) and Prolastin brand A1PI (Prolastin A1PI), respectively. We also have a line of hyperimmune therapies that provide treatment for tetanus, rabies, hepatitis B and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care, including the treatment of hemophilia, an anti-coagulation factor, as well as albumin to expand blood volume. Although we sell our products worldwide, the majority of our sales were in the United States and Canada during the periods presented.

        Our Gamunex IGIV is produced with a viral inactivation process that uses caprylate. We believe this technology differentiates our IGIV product from our competitors. Our Gamunex IGIV was launched in 2003 as the next generation therapy to our Gamimune brand IGIV (Gamimune IGIV) which utilized a solvent detergent process for viral inactivation. We discontinued manufacturing and selling Gamimune IGIV in 2006. Our Prolastin A1PI was the first A1PI product licensed and, consequently, has enjoyed a first-mover advantage in market share. Two competitors have recently launched competing A1PI products in the U.S., the primary market for such therapies. This has resulted in a loss of market share and has increased competition for new patients. In addition, we constantly experience A1PI patient losses due to the nature of the disease.

Subsidiaries

        In April 2006, we formed Talecris Biotherapeutics, Ltd. (Talecris, Ltd.) in Canada and in December 2006, we formed Talecris Biotherapeutics GmbH (Talecris, GmbH) in Germany, to support our international sales and marketing activities, and to replace certain functions which were previously provided to us by Bayer affiliates under various transition and distribution services agreements.

        Our manufacturing facilities currently have the capacity to fractionate, purify, fill, and finish approximately 4.2 million liters of human plasma per year. Until recently, we relied upon third party contracts for the supply of plasma. The number of third party plasma collection centers has declined significantly in recent years through closure or acquisition by our competitors. Consequently, a significant portion of our plasma supply has been through companies owned or controlled by our competitors. A number of those contracts ended in 2007, while the most significant contract will terminate at the end of 2008. In order to ensure a predictable and sustainable supply of plasma, we formed TPR in September 2006 to create a platform for the partial vertical integration of our plasma supply chain. In November 2006, we acquired plasma collection centers in various stages of development from IBR through an asset purchase agreement. In June 2007, we acquired three additional plasma collection centers from IBR through a separate asset purchase agreement to further support our plasma collection capabilities. We plan to complete the development of acquired centers and open new centers, as required to meet our business needs.

Basis of Presentation

        As Predecessor, we participated in Bayer's centralized cash management system and our net cash funding requirements were met by Bayer. We were not allocated interest costs from Bayer for use of these funds.

        The Predecessor's combined results of operations include all net revenue and costs directly attributable to our operations as Bayer Plasma, including all costs for supporting functions and services used by us at shared sites and performed by centralized Bayer organizations, presented on a carve-out basis, prior to our March 31, 2005 formation transaction. In Predecessor periods, the expenses for these services were charged to us based on a determination of the services provided, primarily using activity-based allocation methods based primarily on revenue, headcount, or square footage. In Predecessor periods, Bayer also provided certain manufacturing services to us for the production of certain products at established transfer prices, which have been included in cost of goods sold.

        During Successor periods, our results of operations include the results of Precision, Talecris, Ltd., TPR, the plasma collection centers acquired from IBR, and Talecris, GmbH from the respective dates noted above.

        The following items, as defined more fully in the section titled, "—Matters Affecting Comparability," represent some of the key differences when comparing Successor and Predecessor periods:

  •
  Successor results of operations reflect the application of purchase accounting;

  •
  Successor results of operations include the deferral of gross profit on inventories sold through certain international distribution channels provided by Bayer affiliates until such time as the inventories are sold to unaffiliated third parties;

  •
  Successor results of operations reflect certain significant transition and other non-recurring costs associated with the establishment of internal capabilities to operate as a standalone company;

  •
  Successor results of operations reflect a strategic change in 2006 to create a platform for the partial vertical integration of our plasma supply;

  •
  Successor results of operations include management fees charged by Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures;

  •
  Successor results of operations include costs associated with share-based compensation awards;

  •
  Successor results of operations include the impact of certain special recognition bonus awards;

  •
  Successor results of operations reflect the impact of interest expense resulting from debt financing of Successor's business, where as Predecessor, Bayer did not allocate interest costs to us; and

  •
  Successor accounts reflect an independent capital structure reflecting a combination of debt and equity instruments to finance our formation transaction, distributions to shareholders, and operations.

Critical Accounting Policies and Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. A detailed description of our significant accounting policies, estimates and assumptions is included in the footnotes to our financial statements appearing at the end of this prospectus. Our significant accounting policies, estimates and assumptions have not changed materially since the date of the financial statements.

        We believe that certain of our accounting policies are critical because they are the most important to the preparation of our financial statements. These policies require our most subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board of Directors. The following is a summary of accounting policies that we consider critical to our financial statements.

Revenue Recognition

        Revenue from product sales and the related cost of goods sold are generally recognized when title and risk of loss are transferred to customers. Product revenue is generally recognized at the time of delivery. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, a fixed and determinable price, persuasive evidence that an arrangement exists, and completion of all other performance obligations in accordance with the SEC's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," as amended by SAB No. 104, "Revenue Recognition."

        The standard terms and conditions under which products are shipped to our customers generally do not allow a right of return. In the rare instances in which we grant a right of return, revenue is reduced at the time of sale to reflect expected returns and deferred until all conditions of revenue recognition are met. We generally do not offer incentives to customers.

        We entered into a number of distribution agreements with Bayer in connection with our formation transaction. Under the terms of certain of these distribution agreements, Bayer affiliates earn a minimum gross margin on sales of our products which varies by region. Under certain of these distribution agreements, Bayer has the right to require us to buy back saleable inventories with specified dating held at the time distribution services terminate. Revenue related to such distribution agreements is deferred until such time as the related products are sold to unaffiliated third parties.

        Under the terms of certain of our international distribution agreements with Bayer, we have agreed to reimburse Bayer affiliates for their selling, general, and administrative expenses (SG&A). In Successor periods, we have reflected these charges as a reduction of net revenue in accordance with the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (including a reseller of the vendor's products)." As Predecessor, similar costs were appropriately recorded as SG&A.

        Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

        We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting as defined in EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." To recognize a delivered item in a multiple element arrangement, EITF Issue No. 00-21 requires that the delivered items have value to the customer on a standalone basis, that there is objective and reliable evidence of fair value of the undelivered items and that delivery or performance is probable and within our control for any delivered items that have a right of return.

Gross-to-Net Revenue Adjustments

        We offer rebates to managed healthcare organizations. We account for these rebates by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of managed health care rebates attributable to each sale. We determine our estimate of the managed health care rebates primarily based on historical experience and current contract arrangements. We consider the sales performance of products subject to managed health care rebates and the levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience.

        We participate in state government-managed Medicaid programs. We account for Medicaid rebates by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of the Medicaid rebate claims attributable to such sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience.

        As of June 30, 2007, our allowance for managed health care and Medicaid rebates was $9.3 million. A hypothetical 10% change in payments made for managed health care and Medicaid rebates for the six months ended June 30, 2007 would not have a material impact to our consolidated results of operations.

        We enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when our products are purchased from wholesalers by these entities at the contract price which is less than the price charged by us to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of our products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence our provision for chargebacks, and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time.

        As of June 30, 2007, our allowance for chargebacks was $1.6 million. A hypothetical 10% change in credits issued for chargebacks for the six months ended June 30, 2007 would not have a material impact to our consolidated results of operations.

        Our sales terms generally provide for a 2% and 1.5% prompt pay discount on domestic and international sales, respectively. We believe that our sales allowance accruals are reasonably determinable and are based on the information available at the time to arrive at our best estimate of the accruals at the time of the sale. Actual sales allowances incurred are dependent upon future events. We periodically monitor the factors that influence sales allowances and make adjustments to these provisions when we believe that the actual sales allowances may differ from prior estimates. If conditions in future periods change, revisions to previous estimates may be required, potentially in significant amounts.

        As of June 30, 2007, our allowances for cash discounts was $0.7 million. A hypothetical 10% change in credit issued for cash discounts for the six months ended June 30, 2007 would not have a material impact to our consolidated results of operations.

        We utilize information from external sources to estimate our significant gross-to-net revenue adjustments. Our estimates of inventory at wholesalers and distributors are based on written and oral information obtained from certain wholesalers and distributors with respect to their inventory levels and sell-through to customers. The inventory information received from wholesalers and distributors is a product of their record-keeping process. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations, including lags between the date as of which the third-party information is generated and the date on which we receive third-party information. We believe, based on our experience, that the information obtained from external sources provides a reasonable basis for our estimates.

        The following table summarizes our gross to net revenue presentation expressed in dollars and percentages:

			Successor
	Predecessor
					Six Months Ended June 30,
		Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005
	Year Ended December 31, 2004			Year Ended December 31, 2006
					2006	2007
Gross product revenue	$906,159	$258,068	$713,044	$1,175,200	$603,566	$617,295
Chargebacks	(26,203)	(6,668)	(17,418)	(13,611)	(7,485)	(6,322)
Cash discounts	(7,301)	(2,346)	(7,718)	(11,539)	(6,057)	(5,904)
Rebates and other	(26,155)	(3,554)	(16,068)	(18,568)	(8,550)	(13,122)
SG&A reimbursements to Bayer affiliates	—	—	(16,901)	(16,993)	(9,953)	(1,646)

Net product revenue	$846,500	$245,500	$654,939	$1,114,489	$571,521	$590,301

			Successor
	Predecessor
					Six Months Ended June 30,
		Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005
	Year Ended December 31, 2004			Year Ended December 31, 2006
					2006	2007
Gross product revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Chargebacks	(2.9)%	(2.6)%	(2.4)%	(1.2)%	(1.2)%	(1.0)%
Cash discounts	(0.8)%	(0.9)%	(1.1)%	(1.0)%	(1.0)%	(0.9)%
Rebates and other	(2.9)%	(1.4)%	(2.3)%	(1.6)%	(1.4)%	(2.2)%
SG&A reimbursements to Bayer affiliates	—	—	(2.4)%	(1.4)%	(1.6)%	(0.3)%

Net product revenue	93.4%	95.1%	91.8%	94.8%	94.8%	95.6%

        The following table provides a summary of activity with respect to our allowances:

	Chargebacks	Cash Discounts	Rebates and Other	Total
Predecessor:
Balance January 1, 2004	$1,925	$459	$4,872	$7,256
Provision	26,203	7,301	26,155	59,659
Credits issued	(25,064)	(6,823)	(21,754)	(53,641)

Balance December 31, 2004	3,064	937	9,273	13,274
Provision	6,668	2,346	3,554	12,568
Credits issued	(7,451)	(2,526)	(5,967)	(15,944)

Balance March 31, 2005	$2,281	$757	$6,860	$9,898

Successor:
Balance at inception	$2,281	$—	$3,866	$6,147
Provision	17,418	7,718	16,068	41,204
Credits Issued	(16,591)	(6,784)	(10,385)	(33,760)

Balance December 31, 2005	3,108	934	9,549	13,591
Provision	13,611	11,539	18,568	43,718
Credits issued	(14,848)	(11,503)	(21,186)	(47,537)

Balance December 31, 2006	1,871	970	6,931	9,772
Provision	6,322	5,904	13,122	25,348
Credits issued	(6,582)	(6,171)	(10,797)	(23,550)

Balance at June 30, 2007	$1,611	$703	$9,256	$11,570

Concentration of Credit Risk

        As Successor, our sales and accounts receivable, net, have been concentrated to Bayer affiliates, as our distributor in most major regions outside of the U.S., and to a limited number of large pharmaceutical distributors and wholesalers in the U.S. A loss of any one of these customers, or deterioration in their ability to make payments timely, could have a significant adverse affect on our operating results and our liquidity. The following table summarizes our accounts receivable, net, concentrations with Bayer affiliates and other customers that represented more than 10% of our accounts receivable, net, for the Successor periods:

		December 31,
	June 30, 2007
		2006	2005
Bayer affiliates	10.9%	9.2%	31.9%
Customer A	13.3%	—	—
Customer B	13.2%	13.7%	10.7%
Customer C	—	—	12.1%
Customer D	—	14.6%	—

Research and Development Expenses

        Research and development expenses (R&D) include the costs directly attributable to the conduct of research and development programs for new products and extensions or improvements of existing products and the related manufacturing processes. Such costs include salaries and related employee benefit costs, payroll taxes, materials (including the material required for clinical trials), supplies, depreciation on and maintenance of research and development equipment, services provided by outside contractors for clinical development and clinical trials, regulatory services, and fees. R&D also includes the allocable portion of facility costs such as rent, depreciation, utilities, insurance, and general support services. All costs associated with R&D are expensed as incurred. At June 30, 2007, we had approximately 220 employees engaged in research and development activities and for the six months ended June 30, 2007, our research and development expense totaled $29.0 million.

        Before obtaining regulatory approval for the sale of our product candidates or for marketing of existing products for new indicated uses, we must conduct extensive preclinical testing to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur in any stage of testing. We may experience events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialization of our product candidates or cause higher than expected expenses, many of which are beyond our control. There are many factors that could delay or prevent regulatory approval or commercialization of our product candidates. We have included these risk factors elsewhere in this prospectus in the section titled "Risk Factors—We may not be able to commercialize products in development."

        Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant preclinical or clinical trial delays also could shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

        Even if clinical trials are successful, we may still be unable to commercialize the product due to difficulties in obtaining regulatory approval for the process or problems in scaling the engineering process to commercial production. Additionally, if produced, the product may not achieve an adequate level of market acceptance by physicians, patients, healthcare payors and others in the medical community to be profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond our control.

        Our overall R&D activities encompass (a) core R&D spending for compliance and regulatory support of our products, product licensing in territories we sell or wish to sell our products, scientific communications, and overall R&D administration; (b) life cycle management of our existing products primarily focused on new product administration options or qualifying existing products for applications related to a new indication; and (c) development of new therapeutic proteins or existing proteins for new applications. We expect overall R&D spending to increase in subsequent periods due to life cycle management and new product projects. Our major R&D life cycle management projects include Gamunex IGIV for CIDP, Prolastin Alpha-1 MP, and Prolastin Alpha-1 Aerosol. Our primary new product projects are related to plasma-derived and recombinant forms of Plasmin. The following table summarizes expenditures related to these major projects:

	Year Ended December 31, 2004	Combined Year Ended December 31, 2005	Year Ended December 31, 2006	Six Months Ended June 30, 2007
Gamunex IGIV CIDP	$5,000	$7,300	$3,000	$500
Prolastin Alpha-1MP	$6,400	$12,500	$9,600	$3,400
Prolastin Alpha-1MP Aerosol	$800	$2,000	$3,800	$3,800
Plasmin	$6,000	$6,300	$8,000	$4,600

        We have successfully completed the first of potentially two Phase III clinical trials for use of Gamunex IGIV in the treatment of CIDP and will decide whether to proceed with a second Phase III trial based on discussions with the FDA. We have completed Phase III trials for Alpha-1 MP for congenital deficiency and plan to submit the BLA to the FDA in 2008. Plasma-derived Plasmin is in Phase I clinical trials. The risks and uncertainties associated with failing to complete development on schedule and the consequences to operations, financial position and liquidity if a project is not completed timely are not expected to be material. We may reallocate our spending between product life cycle development and new product development as opportunities are assessed. We are unable to estimate the nature, timing or costs to complete, if ever, of our projects due to the numerous risks and uncertainties associated with developing therapeutic protein products. These risks and uncertainties include those discussed in the "Risk Factors" of this prospectus and in the paragraphs above.

Income Taxes

        We record a valuation allowance, when appropriate, to reduce our deferred income tax assets to the amount that is more likely than not to be realized. We consider our ability to carry back net operating losses, future expected taxable income and ongoing prudent and feasible tax planning strategies when determining the required valuation allowance. In the event that we were to determine that we would be able to realize all or part of our deferred income tax assets in the future, an adjustment to the valuation allowance would be reflected in the income statements in the period such determination was made.

        FASB Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," provides authoritative guidance as to when a valuation allowance is required, but does not provide direct guidance as to when a valuation allowance is required to be released. SFAS No. 109 requires, for example, that a valuation allowance be considered when there is negative evidence such as a pre-tax accounting loss in a recent year or cumulative losses in recent years. The phrase "cumulative losses in recent years" is not specifically defined but is left to the judgment of management. Upon completion of this offering, the reduction of interest expense realized from the application of our net proceeds to reduce debt will increase the likelihood that we will have the future earnings potential to realize the U.S. deferred tax assets. A reversal of the deferred tax asset valuation allowance would have no effect on our payment of cash taxes, but would provide a one-time tax benefit in the period of reversal.

        In the normal course of business, we are audited by federal, state and foreign tax authorities, and are periodically challenged regarding the amount of taxes due. These challenges typically relate to the timing and amount of deductions and the allocation of income among various tax jurisdictions. We believe that our tax positions comply with applicable tax laws. In evaluating the exposure associated with various tax filing positions, we may record reserves for uncertain tax positions, based upon the technical support for the positions, our past audit experience with similar situations, and potential interest and penalties related to the matters. We believe that any recorded reserves represent our best estimate of the amount, if any, that we will ultimately be required to pay to settle such matters.

        The Internal Revenue Service (IRS) is currently in the process of conducting an audit of our 2005 federal income tax return. Our effective income tax rate in any given period could be impacted if, upon final resolution with taxing authorities, we prevailed in positions for which reserves had been established, or are required to pay amounts in excess of established reserves.

        Income tax expense is provided on an interim basis based upon our estimate of the annual effective income tax rate, adjusted each quarter for discrete items. In determining the estimated annual effective income tax rate, we analyze various factors, including projections of our annual earnings and taxing jurisdictions in which the earnings will be generated, the impact of state and local income taxes, our ability to use tax credits and net operating loss carryforwards, and available tax planning alternatives.

        We adopted FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes-An Interpretation of Financial Accounting Standards Board (FASB) Statement No. 109," on January 1, 2007. The adoption of FIN No. 48 did not have a material impact on our consolidated financial statements. The resolution of our uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law, the willingness of the income tax authorities to settle, including the timing thereof and other factors. Although we do not anticipate significant changes to our uncertain income tax positions in the next twelve months, items outside of our control could cause our uncertain income tax positions to change in the future, which would be recorded within income tax expense.

Share-Based Compensation

        We account for share-based compensation under the provisions of SFAS No. 123R, "Share-Based Payment." Under SFAS No. 123R, we are required to value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests.

        The fair value of our common stock on the grant date is a significant factor in determining the fair value of share-based compensation awards and the ultimate non-cash compensation cost that we will be required to expense over the requisite service period. Given the absence of an active trading market for our common stock on the share-based award grant dates, our Board of Directors estimated the fair value of our common stock on the grant date using a number of factors.

        Given the absence of an active market for our common stock, our Board of Directors was required to estimate the fair value of our common stock at the time of each option grant or award of common stock for purposes of determining stock-based compensation expense for the periods presented herein. In response to that requirement, our Board of Directors appointed members of the compensation committee to analyze our stock value and recommend common stock valuation estimates.

        The committee considered numerous objective and subjective factors in determining the value of our common stock at each award of stock options or common stock grant date, including: (i) our stage of development, our efforts to become independent of Bayer, and revenue growth; (ii) the timing of the anticipated launch of new products; (iii) available market data, including observable market transactions, and valuations for comparable companies; (iv) the fact that option grants involved illiquid securities in a private company; and (v) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions at the date of grant.

        In making the assessment of common stock fair value on the date of each award, our Board of Directors considered the guidance provided in American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. This assessment included a valuation of the company at each grant date in support of equity compensation awards on or near those dates, as well as an evaluation of all information that was available at the time the grants occurred. The valuations were completed utilizing the "Probability-Weighted Expected Return Method" in order to value the common stock of the Company and concluded that the common stock per share fair value at October 2005 was $10.80, at November 2006 was $88.00, and at June 2007 was $170.00. The valuation method used provides different probability weights of various likely scenarios (distressed; remain private; private sale; IPO), and develops valuations by determining the present value of the future expected common stock value under each of these scenarios after probability weighting the present values arrived at under each scenario in order to estimate the fair value of the common stock. The probability weighing and our long range plan are the key drivers of changes in our common stock value.

        For our November 2005 option awards, the exercise price per share was set by our Board of Directors at $11.11 and deemed to be at or above the October 2005 contemporaneous common stock per share fair value of $10.80. For stock options granted and restricted shares awarded in December 2006, our Board of Directors determined our common stock per share fair value to be $88.00. The December 2006 stock option exercise price of $88.00 was deemed to be set at or above the common stock per share fair value. An additional option award in February 2007, as well as the setting of performance objectives in February 2007 related to our 2007 performance stock options, and were based on the same $88.00 common stock per share fair value as our Board of Directors concluded there had been no material change in our business to suggest a higher per share common stock value. The common stock issued in June 2007 as contingent consideration to IBR related to our November 2006 acquisition was accounted for based on a per share common stock value of $170.00 as determined by our Board of Directors.

        We estimate the fair value of stock options using a Black-Scholes pricing model, which requires the use of a number of assumptions related to the risk-free interest rate, average life of options (expected term), expected volatility, and dividend yield. There was no trading market for our common stock or stock options on the grant dates; therefore, our application of the Black-Scholes pricing model incorporated historical volatility measures of similar public companies in accordance with SAB No. 107, "Share-Based Payment." A forfeiture rate is based upon historical attrition rates of award holders and is used in estimating the granted awards not expected to vest. If actual forfeitures differ from the expected rate, we may be required to make additional adjustments to compensation expense in future periods. We do not intend to pay cash dividends to common stockholders in the future. We believe that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of our stock options on their grant dates. Estimates of the values of these grants are not intended to predict actual future events or the value ultimately realized by employees who receive such awards.

        If we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized stock-based compensation expense, net income and net income per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair market value of our common stock.

        We are evaluating various alternative share-based compensation programs for the post-offering period.

Special Recognition Bonuses

        Effective October 1, 2006, the compensation committee of our Board of Directors approved the creation of our Special Recognition Bonus Plan, an unfunded, non-qualified retirement plan (as defined in the Internal Revenue Code of 1986, as amended) and an unfunded deferred compensation plan for purposes of the Employee Retirement Income Security Act of 1974 (ERISA), as a means of recognizing the performance of a group of employees, senior executives, and members of our Board of Directors. Awards that have been granted under this plan are designed to reward past performance and have been provided to these individuals in recognition of the extraordinary value realized by our company and our stockholders due to the efforts of such individuals since inception of our operating activities on April 1, 2005. These awards under this plan, totaling approximately $7.3 million, are to be paid in five installments to eligible participants. The first installment under the plan, totaling $2.5 million, was paid in October 2006, a second installment of $1.2 million was paid on March 15, 2007, and subsequent installments of equal amounts of $1.2 million will be paid annually on March 15, 2008 through 2010, adjusted for employee forfeitures. We record compensation cost over the vesting period consistent with the classification of each recipient's salary. Individuals eligible for awards under this plan must be employed by us at the time payments are made, or they forfeit any unpaid portion of their award, except in the case of death and disability. Vesting in the future payments will be accelerated for a "change of control" as defined, and may be accelerated by the Board of Directors in the case of death or disability. No similar bonus awards are currently contemplated. Upon the event of a change in control (as defined in the plan), each participant will receive a pro rata share of the bonus award for the performance period during which the change of control occurs (such amount to be determined by our compensation committee in its sole discretion), unless a succeeding corporation assumes the plan or establishes a substantially similar plan.

        Concurrent with our debt recapitalization in December 2006, the compensation committee of our Board of Directors approved a cash recognition award to certain employees, senior executives, and members of our Board of Directors. Awards that have been granted under this plan are designed to reward past performance and have been provided to these individuals in recognition of the extraordinary value realized by our company and our stockholders due to the efforts of such individuals since inception of our operating activities on April 1, 2005. Under the terms of the award, eligible participants were awarded cash awards aggregating $57.2 million, payable in four installments. The first installment of the cash award, totaling $34.2 million, was paid in December 2006. The remaining $23.0 million of the cash award will be paid in equal installments on March 31, 2008 through 2010, adjusted for employee forfeitures. We funded an irrevocable trust for our remaining obligation under this award. The assets within the trust are segregated from our assets and are protected from our creditors. Any interest income earned on trust assets accrues for the benefit of the eligible participants. We bear all administrative expenses for maintenance of the trust. Individuals eligible for awards under this plan must be employed by us at the time payments are made, or they forfeit any unpaid portion of their award. We have recorded deferred compensation on our consolidated balance sheet, which we recognize as cost over the vesting period consistent with the classification of each recipient's salary. Vesting in the future payments will be accelerated for a "change in control" as defined, as well as for death or disability. No similar cash recognition awards are currently contemplated.

        We refer to the two plans described above as special recognition bonuses throughout Management's Discussion and Analysis of Financial Results and Operations.

Accounts Receivable, net

        Accounts receivable, net, consists of amounts owed to us by our customers on credit sales with terms generally ranging from 30 to 90 days from date of invoice and are presented net of an allowance for doubtful accounts receivable in our consolidated balance sheets.

        We maintain an allowance for doubtful accounts receivable for estimated losses resulting from our inability to collect from customers. In extending credit, we assess our customers' creditworthiness by, among other factors, evaluating the customers' financial condition, credit history, and the amount involved, both initially and on an ongoing basis. Collateral is generally not required. In evaluating the adequacy of our allowance for doubtful accounts receivable, we primarily analyze accounts receivable balances, the percentage of accounts receivable by aging category, and historical bad debts. We also consider, among other things, customer concentrations and changes in customer payment terms or payment patterns.

        If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments or our ability to collect, an increase to the allowance may be required. Also, should actual collections of accounts receivable be different than our estimates included in determining the allowance, the allowance would be adjusted through charges or credits to selling, general, and administrative expenses (SG&A) in our consolidated income statements in the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant. While our credit losses have historically been within our expectations and the allowance established, we may not continue to experience the same credit loss rates that we have in the past. At June 30, 2007, our allowance for doubtful accounts was $3.2 million.

Inventories

        Inventories consist primarily of raw material, work-in-process, and finished goods held for sale and are stated at the lower of cost or market, computed at actual cost on a first-in, first-out basis and market being determined as the lower of replacement cost or estimated net realizable value. We establish inventory reserves through rejected product provision charges to cost of goods sold when conditions indicate that the selling price could be less than cost. These rejected product provisions establish a lower cost basis for the inventory. For the six months ended June 30, 2007, our rejected product provisions, net of recoveries, totaled $22.2 million and our inventory reserves totaled $60.5 million as of June 30, 2007.

        Our raw materials, particularly plasma, is susceptible to damage and contamination and may contain active pathogens. Improper storage of plasma, by us or third party suppliers, may require us to destroy some of our raw material, resulting in a charge to cost of goods sold. In the event that we determine that plasma was not collected in a cGMP compliant fashion or that the collection center is unable to obtain FDA licensure, we may be required to destroy any uncollected plasma from that center, which would be recorded as a charge to cost of goods sold during the period the plasma is determined to be unrealizable. We have historically not experienced significant raw material write-offs, but with our vertical integration, we may experience higher write-offs until we develop a more mature plasma collection platform.

        The manufacture of our plasma products is an extremely complex process of fractionation, purification, filling, and finishing. Although we attempt to maintain high standards for product testing, manufacturing, process controls, and quality assurance, our products can become non-releasable, or otherwise fail to meet our stringent specifications through a failure of one or more of these processes. Extensive testing is performed throughout the process to ensure the safety and effectiveness of our products. We may, however, detect instances in which an unreleased product was produced without adherence to our manufacturing procedures. Such an event of noncompliance would likely result in our determination that the product should not be released and therefore would be destroyed, resulting in a charge to cost of goods sold. While we expect to write off small amounts of work-in-process inventory in the ordinary course of business due to the complex nature of plasma, our processes, and our products, unanticipated events may lead to write-offs and other costs materially in excess of our expectations. Such write-offs and other costs could cause material fluctuations in our profitability.

        Once we have manufactured our plasma-derived products, they must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship, or distribute our products, to properly care for our products may require those products be destroyed, resulting in a charge to cost of goods sold. Our finished goods are also subject to physical deterioration, obsolescence, reductions in estimated future demand, and reductions in selling prices. We generally write off finished goods inventory six months prior to its expiry date when we do not reasonably expect to sell the product prior to expiration.

Pre-Approval Plasma Inventories

        Licensed centers are those plasma collection centers that have received all regulatory approvals from the FDA for plasma to be used in our products. These centers are currently procuring plasma from donors that can be used in our manufacturing processes. Opened but unlicensed centers are those plasma collection centers that are currently procuring plasma from donors and are pending regulatory approval in order for the plasma to be used in our products. Undeveloped centers are those centers that are in an earlier stage of development and have not begun to procure plasma.

        Plasma procured from licensed centers is initially recorded as raw material and is subsequently released to work-in-process and finished goods, based upon the stage in the manufacturing process. Our accounting for plasma that has been procurred at opened but unlicensed centers, which we refer to as unlicensed plasma, requires us to make judgments regarding the regulatory approval and licensure of the unlicensed collection centers, which is required before we can use the plasma within our manufacturing processes. Our accounting for unlicensed plasma also requires us to make judgments regarding the ultimate net realizable value of the inventories. This assessment is based upon an analysis of various factors, including the remaining shelf life of the inventories, current and expected market conditions, amount of inventories on hand, and our ability to obtain the requisite regulatory approvals. As a result of periodic assessments, we could be required to expense previously capitalized inventories through cost of goods sold upon an unfavorable change in such judgments.

        We capitalize the cost of unlicensed plasma when, based on our judgment, future economic benefit is probable. While unlicensed plasma cannot be sold to third parties or used in our manufacturing processes to make finished product until all regulatory approvals have been obtained, we have determined that it is probable that our plasma inventories are realizable. As part of the FDA licensing process for plasma collection centers, we are initially permitted to collect plasma utilizing the procedures and Quality Systems implemented and approved under our existing Biologics License Application (BLA) until such time as the FDA inspectors have conducted a pre-license inspection of the site and approved the site for inclusion in the BLA. At the conclusion of this process, we are permitted to sell or utilize previously collected plasma in the manufacturing of final product. We believe that our cumulative knowledge of the industry, standard industry practices, experience working with the FDA, established Quality Systems, and consistency with achieving licensure support our capitalization of unlicensed plasma. Total unlicensed plasma and related testing costs included in our raw material inventories was $29.7 million at June 30, 2007.

Recent Accounting Pronouncements Applicable to Our Company

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," providing enhanced guidance on the use of fair value to measure assets and liabilities. SFAS No. 157 also provides for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard does not expand the use of fair value, but applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 157 on January 1, 2008. We are currently evaluating the requirements of SFAS No. 157 and have not yet determined the impact of SFAS No. 157 on our consolidated financial statements.

        In July 2006, FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109," was issued. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 also prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN No. 48 on January 1, 2007 did not have a material impact on our consolidated financial statements.

Matters Affecting Comparability

        We believe that the comparability of our financial results between the periods presented is significantly impacted by the following items:

Acquisition of Bayer Plasma Net Assets and Related Purchase Accounting

        We acquired certain net assets of Bayer Plasma on March 31, 2005. We allocated the purchase price to the net assets acquired based upon their estimated fair values at the date of the acquisition. This allocation resulted in a net upward non-cash adjustment of $45.3 million to the historical cost basis of inventories acquired, which we reflected as cost of goods sold as the related inventories were sold to unaffiliated third parties. As Successor, the non-cash impact to our cost of goods sold for the release of the opening balance sheet adjustment related to inventories was an increase of $45.5 million for the nine months ended December 31, 2005. Minimal non-cash charges were recorded in subsequent Successor periods.

        In connection with our application of purchase accounting for the Bayer Plasma net assets, we recorded property, plant, equipment, and all other intangible assets at zero value because of negative goodwill discussed in the following paragraph. This resulted in significantly lower depreciation and amortization expense in Successor periods as compared to Predecessor periods. As Successor, our results of operations include depreciation and amortization expense of $1.4 million for the nine months ended December 31, 2005, $5.0 million for the year ended December 31, 2006, $1.9 million for the six months ended June 30, 2006, and $4.6 million for the six months ended June 30, 2007. As Predecessor, we recorded depreciation and amortization expense of $8.0 million for the three months ended March 31, 2005 and $32.7 million for the year ended December 31, 2004. Depreciation and amortization expense for all periods presented is recorded primarily within cost of goods sold.

        As Successor, our application of purchase accounting at March 31, 2005 and during the nine months ended December 31, 2005 resulted in an extraordinary gain of $252.3 million as the net fair value of the Bayer Plasma net assets acquired was higher than the purchase price, including working capital adjustments, resulting in unallocated negative goodwill. The Predecessor was not a core business for Bayer, and was not part of Bayer's long-term strategic plans. Our evaluation of the Bayer Plasma business concluded that significant resources would be required to create a standalone entity and to grow the business. In addition, a substantial investment would be required in order to maintain and expand manufacturing capacities as well as fund R&D initiatives. The Predecessor business had also experienced relatively low margins due to excess supply of plasma-derived products and significant provision for rejected products as a result of cGMP issues. Consequently, we purchased the Bayer Plasma net assets at a discount to their historical carrying values, and net fair value.

        During the nine months ended December 31, 2005, we recognized an extraordinary gain related to the settlement of contingent consideration due to Bayer when we repurchased 80% of Bayer's one share of Junior Preferred Stock at a discount to its carrying value, resulting in an extraordinary gain of $13.2 million. During the first quarter of 2006, we repurchased the remaining 20% of Bayer's one share of Junior Preferred Stock at a discount to its carrying value, resulting in an extraordinary gain of $3.3 million.

Distribution and Transition Services Agreements with Bayer Affiliates

        We entered into a number of international distribution and transition services agreements with Bayer affiliates under which these affiliates provide us with distribution and other services for various periods of time in a number of geographic locations outside of the United States. Under the terms of certain of these agreements, we agreed to reimburse the Bayer affiliates for their SG&A. We reflect these reimbursements as a reduction of net revenue. We recorded $16.9 million for the nine months ended December 31, 2005, $17.0 million for the year ended December 31, 2006, $10.0 million for the six months ended June 30, 2006, and $1.6 million for the six months ended June 30, 2007, as a reduction of net revenue related to such reimbursements. Amounts paid to Bayer for these services will be further reduced as we complete the establishment of our own distribution channels or contract with third parties for these services. As Predecessor, similar costs were appropriately recorded as SG&A.

        Under the terms of certain international distribution agreements with Bayer affiliates, we are obligated to repurchase inventories from Bayer affiliates upon termination of such agreements, if Bayer so elects. As a result, under U.S. GAAP, we are required to defer revenue recognition for sales under such distribution agreements until the inventories are sold to unaffiliated third parties. We deferred margin related to sales to these Bayer affiliates of $27.1 million at December 31, 2005, $10.6 million at December 31, 2006, and $11.6 million at June 30, 2007. We have terminated a number of the international distribution agreements that we previously had with Bayer affiliates as we have established our own distribution channels or contracted with third parties for these services. Amounts that we are required to defer will be reduced as we terminate the remaining international distribution agreements with these Bayer affiliates, so long as the replacement contracts do not have similar rights of return.

        During April 2006, we launched operations in Canada to support our Canadian sales and marketing activities, which resulted in the termination of certain services that Bayer affiliates provided under various transition services and distribution agreements. Under the terms of certain of these agreements, we previously reimbursed Bayer affiliates for their SG&A, which we recorded as a reduction of net revenue. In periods subsequent to the termination of these agreements, we incur similar costs internally, which we record as SG&A. The terms of the distribution agreements that we had with Bayer affiliates also granted Bayer a right of return in certain circumstances, and therefore, we deferred revenue recognition for sales until such time as the inventories were sold to unaffiliated third parties. Under our current Canadian distribution model, we sell product directly to patients and do not grant a right of return. Thus, in periods subsequent to April 2006, we no longer defer revenue recognition for sales in the Canadian marketplace.

The establishment of our operations in Canada benefited our gross profit by $4.8 million and $4.0 million for the year ended December 31, 2006 and for the six months ended June 30, 2007, respectively.

        During December 2006, we launched operations in Germany to support our European sales and marketing activities, which resulted in the termination or scope reduction of certain services that Bayer affiliates previously provided under various transition services and distribution agreements. Under the terms of these agreements, we previously reimbursed Bayer affiliates for their SG&A, which we recorded as a reduction of net revenue. In periods subsequent to the termination of these agreements, we incur similar costs internally, which we record as SG&A. The terms of the distribution agreements that we had with Bayer affiliates also granted Bayer a right of return in certain circumstances, and therefore, we deferred revenue recognition until such time as the inventories were sold to unaffiliated third parties. We replaced these distribution agreements primarily with distribution agreements that do not grant a right of return with unaffiliated third parties, resulting in lower deferred revenue subsequent to December 2006. The establishment of our operations in Germany benefited our gross profit by $4.9 million for the six months ended June 30, 2007.

        During the year ended December 31, 2006 and nine months ended December 31, 2005, we provided Bayer with services related to operations such as collections, facilities use, quality, regulatory affairs, and sales and marketing. This agreement expired on December 31, 2006. Fees for these services totaled $1.0 million, $1.2 million, and $7.1 million for the six months ended June 30, 2006, the year ended December 31, 2006, and the nine months ended December 31, 2005, respectively, and have been included in other revenue.

Transition-Related Activities

        As Successor, we incurred costs associated with the development of our internal capabilities to operate as a standalone company apart from Bayer, which we refer to as transition and other non-recurring costs. These costs relate primarily to consulting services associated with the development of an internal infrastructure to assume international sales and marketing, customer service, contract administration and government price reporting, human resources, finance, information technology, regulatory, and compliance functions. We believe these costs will not recur once the related infrastructure has been established and we have completed our overall transition from Bayer. We incurred transition and other non-recurring costs of $12.8 million for the nine months ended December 31, 2005, $73.2 million for the year ended December 31, 2006, $29.7 million for the six months ended June 30, 2006, and $6.7 million for the six months ended June 30, 2007, which are primarily recorded within SG&A and R&D, depending on the nature of the service provided.

Management Fee

        In connection with our formation transaction, we entered into a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we are charged a management fee equal to 0.5% of net sales for advisory services related to a number of topics, including strategy, acquisition, financing and operational matters. In Successor periods, we incurred management fees related to this agreement totaling $3.4 million for the nine months ended December 31, 2005, $5.6 million for the year ended December 31, 2006, $2.9 million for the six months ended June 30, 2006, and $3.0 million for the six months ended June 30, 2007, which are included in SG&A. These costs are non-recurring and will be eliminated upon termination of the Management Agreement, as amended, which will occur upon completion of this offering. As a result of the completion of this offering and the termination of the Management Agreement, as amended, we will be required to pay Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures a termination fee which will be expensed and calculated as the sum of (a) five times the management fee payable in respect to our four most recently completed fiscal quarters, plus (b) all reasonable out-of-pocket costs and expenses incurred in connection with our offering. If the Management Agreement, as amended, had terminated on June 30, 2007, the calculated termination fee would be approximately $28.8 million, which we would pay from the net proceeds from this offering.

Share-Based Compensation Awards

        As Predecessor, we did not grant share-based compensation awards.

        As Successor, we granted options, restricted share awards and unrestricted share awards of our common stock to certain officers, employees, and members of our Board of Directors, pursuant to the Talecris Biotherapeutics Holdings Corp. 2005 Stock Option and Incentive Plan (Stock Option Plan), as amended, and the 2006 Restricted Stock Plan. The 2006 restricted and unrestricted share awards were granted in lieu of cash as part of our Special Recognition Bonuses discussed below. The following tables summarize expenses associated with our share-based compensation programs:

			Six Months Ended June 30,
	Nine Months Ended December 31, 2005
		Year Ended December 31, 2006
Stock Options			2006	2007
SG&A	$1,239	$1,894	$507	$3,481
R&D	84	194	34	340

Total operating expenses	1,323	2,088	541	3,821
Cost of goods sold	—	156	83	253

Total expense	$1,323	$2,244	$624	$4,074

Restricted and Unrestricted Share Awards	Year Ended December 31, 2006	Six Months Ended June 30, 2007
SG&A	$4,350	$2,337
R&D	45	267

Total operating expenses	4,395	2,604
Cost of goods sold	—	—

Total expense	$4,395	$2,604

        The stock options we granted have service-based and performance-based components. The service-based component of the stock options vests annually in equal amounts over the vesting period. The performance-based component of the stock options vests annually upon the achievement of corporate objectives which are established by our Board of Directors.

        In accordance with SFAS No. 123R, we initially value share-based compensation at the stock option grant date using a fair value model and subsequently recognize this amount as expense over the employees' requisite service periods. Under SFAS No. 123R, we are required to calculate the fair value of the performance-based component whenever our Board of Directors approves or modifies the factors that influence the vesting of the performance-based component (e.g., approve annual corporate performance objectives). During the first quarter of 2007, our Board of Directors established and approved the 2007 corporate objectives related to the performance-based component of our Stock Option Plan, which, coupled with additional grants during the fourth quarter of 2006, resulted in higher stock option expense during 2007 as compared to the other Successor periods.

        At June 30, 2007, the remaining estimated unrecognized compensation cost related to unvested stock options was $23.5 million, which we expect to recognize over a weighted average period of 2.75 years and the remaining estimated unrecognized compensation cost related to unvested restricted stock awards was $16.6 million, which we also expect to recognize over a weighted average period of 2.75 years. The amount of share-based compensation expense that we will ultimately be required to record could change in the future as a result of additional grants, higher or lower than anticipated forfeitures, changes in the fair value of shares for performance-based options, and other actions by our Board of Directors (e.g., establishment of future period's corporate performance objectives).

        In July 2007, we entered into a new employment agreement with our Chairman and Chief Executive Officer, pursuant to which the Chairman and Chief Executive Officer was granted 252,000 stock options and 93,300 shares of restricted stock. In July 2007, we also granted 56,525 stock options to other employees. The aggregate grant date fair value of the July 2007 stock option and restricted share grants were $25.6 million and $15.9 million, respectively, which will be recognized as compensation cost over a weighted average period of 3.8 years and 4.0 years, respectively. In addition, under the terms of the July 2007 employment agreement with our Chairman and Chief Executive Officer, if the executive holds the position of Chairman and Chief Executive Officer at the time of our initial offering of common stock to the public, our compensation committee will grant the Chairman and Chief Executive Officer an option under the terms of our Stock Option Plan, effective immediately prior to the initial public offering of such common stock, at a price equal to the public offering price to purchase a number of shares equal to 1% (one percent) of the then fully diluted outstanding shares prior to such public offering at an exercise price equal to the public offering price.

        In August 2007, our Board of Directors approved an amendment to our Stock Option Plan in which the percentage of options vesting on performance was changed from 65% to 35% and the percentage of options vesting on service was changed from 35% to 65% for options scheduled to vest on April 1, 2009 and April 1, 2010. This amendment impacts future and existing stock option grants under our Stock Option Plan and was made primarily to reduce the variability of compensation costs related to performance-based stock options. This modification to our Stock Option Plan had no impact to our consolidated financial statements during the period of modification. In August 2007, our Board of Directors established and approved the 2008 and 2009 corporate objectives related to the performance-based component of our Stock Option Plan for those options scheduled to vest on April 1, 2009 and 2010 in order to set the compensation costs associated with these performance-based stock options. As a result of the establishment of such performance objectives, the remaining unrecognized compensation cost related to unvested stock options increased by $22.6 million, which we expect to recognize over a weighted average period of 2.75 years, primarily within operating expenses.

Special Recognition Bonuses

        In October 2006, the compensation committee of our Board of Directors approved our Special Recognition Bonus program which granted awards totaling $7.3 million to eligible employee and Board of Director stockholders related to the $73.2 million dividend declared in December 2005, payable in five installments, which we will fund through operations. In December 2006, the compensation committee of our Board of Directors approved a cash recognition award of $57.2 million to eligible employee and Board of Director stockholders, payable in four installments, concurrent with a cash dividend of $760.0 million paid to Talecris Holdings, LLC, our principal stockholder. Both the cash recognition award and the dividend to Talecris Holdings, LLC, were funded by our December 6, 2006 debt recapitalization transaction. Additional information regarding the Special Recognition Bonus and cash recognition award are included in the section above titled, "—Critical Accounting Policies and Estimates—Special Recognition Bonuses." The following table summarizes expenses associated with these bonuses:

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
SG&A	$29,849	$3,536
R&D	3,395	412

Total operating expenses	33,244	3,948
Cost of goods sold	4,647	319

Total expense	$37,891	$4,267

        During the year ended December 31, 2006, we made special recognition bonus payments totaling $36.7 million. At June 30, 2007, the remaining unrecognized compensation cost associated with these bonuses was $23.8 million, which we expect to recognize over approximately 2.75 years. We have funded an irrevocable trust for $23.0 million related to these bonuses. No similar cash recognition awards are currently contemplated.

Capital Structure

        As Predecessor, we did not maintain an independent capital structure apart from Bayer, and Bayer did not allocate the cost of capital to us. Therefore, our results of operations during the Predecessor periods do not reflect interest charges. As Predecessor, we participated in Bayer's centralized cash management system and our cash funding requirements were met by Bayer. We recorded our net cash funding from Bayer as parent's net investment. Intercompany debt accounts were not established by us or by Bayer. Because of the inherent difficulty in distinguishing the elements of the Predecessor's capital structure between capital and debt and because of the inherent limitations in determining what the capital structure of the Predecessor might have been had we been a stand-alone public company for the periods presented, we can not reasonably determine the amount of interest cost that might have been incurred by the Predecessor. The net increase in the parent's net investment was $68.7 million for the year ended December 31, 2004 and the net decrease in the parent's net investment was $31.8 million for the three months ended March 31, 2005.

        As Successor, we established an independent capital structure upon our formation on March 31, 2005, which consisted of a $400.0 million five-year asset-based credit facility, $27.8 million of 12% Second Lien Notes, and $90.0 million of 14% Junior Secured Convertible Notes. On March 30, 2006, we entered into the Fourth Amendment to our $400.0 million asset-based credit facility, which provided for an additional $40.0 million term loan.

        On December 6, 2006, we completed a debt recapitalization transaction in which we repaid and retired all outstanding principal and interest amounts owed under our then existing $440.0 million asset-based credit facility, as amended, with new facilities aggregating $1.355 billion in total borrowing availability. In connection with the recapitalization, we also repaid and retired all outstanding principal and interest amounts owed to Cerberus and Ampersand under our then existing 12% Second Lien Notes. Further, on December 6, 2006, we paid accrued interest of $23.4 million owed to Talecris Holdings, LLC under the terms of our then outstanding 14% Junior Secured Convertible Notes and, at the election of Talecris Holdings, LLC, converted them into 900,000 shares of Redeemable Series A Senior Convertible Preferred Stock (series A preferred stock). As a result of the recapitalization transaction, our interest expense has significantly increased in periods subsequent to December 6, 2006.

Gamunex IGIV Production Incident

        In March 2005, prior to our formation transaction, a production incident occurred at our Clayton, North Carolina facility, that resulted in a write-off of Gamunex IGIV which had elevated levels of IgM antibodies. As Predecessor, we recorded $11.5 million as a charge to cost of goods sold during the three months ended March 31, 2005 for quantities of Gamunex IGIV that were processed prior to our overall formation as Talecris. As Successor, we recorded a charge of $11.5 million to cost of goods sold for the nine months ended December 31, 2005 related to the same production incident for quantities of Gamunex IGIV which were processed post-acquisition. As Successor, in March 2007, we reached an agreement with Bayer under which we recovered $9.0 million related to this production incident which we recorded as a reduction of cost of goods sold in the first quarter of 2007. This settlement favorably impacted our gross margin by 150 basis points for the six months ended June 30, 2007.

Acquisition of Plasma Collection Centers

        In September 2006, we formed Talecris Plasma Resources, Inc. (TPR) to create a platform for the partial vertical integration of our plasma supply chain. In November 2006, we acquired plasma collection centers in various stages of development from IBR as the first step of our plasma supply chain vertical integration plans and in June 2007, we acquired three additional plasma collection centers to further enhance our plasma collection platform. Our financial position, results of operations, and cash flows reflect the acquired IBR plasma collection centers from the date of acquisition and the results of TPR from the date of formation.

        Our cost of goods sold reflect $0.4 million and $23.5 million for the year ended December 31, 2006 and for the six months ended June 30, 2007, respectively, related to the unabsorbed TPR infrastructure and start-up costs associated with the development of our plasma collection center platform. Until our plasma collection centers reach intended operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold.

Results of Operations

        The following discussion and analysis of our results of operations includes certain references to our financial results on a "combined" basis. The combined results of operations for the year ended December 31, 2005 were prepared by adding our results as Successor for the period from when we commenced operations on March 31, 2005 through December 31, 2005, to those of Predecessor for the three months ended March 31, 2005. The results of the two periods combined are not necessarily comparable due to changes in the basis of accounting resulting from the impact of our formational activities. Differences in the basis of accounting are more fully discussed in the sections titled "—Basis of Presentation," and "—Matters Affecting Comparability."

        The presentation of our combined results of operations for the year ended December 31, 2005 is considered to be "non-GAAP" under SEC rules. We believe that the combined basis presentation provides useful supplemental information in comparing Predecessor and Successor trends and operating results. The combined results of operations for the year ended December 31, 2005 are not necessarily indicative of what our results of operations may have been had our formational transaction been consummated earlier, nor should they be construed as being a representation of our future results of operations.

        We have included Successor and Predecessor results of operations in the following table:

	Predecessor		Successor	Combined	Successor
		Three Months Ended March 31, 2005				Six Months Ended June 30,
			Nine Months Ended December 31, 2005
	Year Ended December 31, 2004			Year Ended December 31, 2005	Year Ended December 31, 2006
						2006	2007
Net revenue:
Net product revenue	$846,500	$245,500	$654,939	$900,439	$1,114,489	$571,521	$590,301
Other	—	—	13,039	13,039	14,230	6,305	9,658

Total net revenue	846,500	245,500	667,978	913,478	1,128,719	577,826	599,959
Cost of goods sold	661,500	209,700	561,111	770,811	684,750	361,917	373,280

Gross profit	185,000	35,800	106,867	142,667	443,969	215,909	226,679
Operating expenses:
SG&A	102,200	27,500	89,205	116,705	241,448	83,520	90,038
R&D	59,000	14,800	37,149	51,949	66,801	23,931	29,049

Total operating expenses	161,200	42,300	126,354	168,654	308,249	107,451	119,087

Income (loss) from operations	23,800	(6,500)	(19,487)	(25,987)	135,720	108,458	107,592
Other income (expense):
Equity in earnings of affiliate	—	—	197	197	684	399	253
Interest expense, net	—	—	(21,224)	(21,224)	(40,867)	(15,869)	(55,670)
Loss on extinguishment of debt	—	—	—	—	(8,924)	—	—

Total other expense, net	—	—	(21,027)	(21,027)	(49,107)	(15,470)	(55,417)

Income (loss) before income taxes and extraordinary items	23,800	(6,500)	(40,514)	(47,014)	86,613	92,988	52,175
Provision for income taxes	(18,500)	(5,100)	(2,251)	(7,351)	(2,222)	(2,470)	(3,456)

Income (loss) before extraordinary items	5,300	(11,600)	(42,765)	(54,365)	84,391	90,518	48,719
Extraordinary items:
Gain (loss) from unallocated negative goodwill	—	—	252,303	252,303	(306)	(306)	—
Gain from settlement of contingent consideration due Bayer	—	—	13,200	13,200	3,300	3,300	—

Total extraordinary items	—	—	265,503	265,503	2,994	2,994	—

Net income (loss)	$5,300	$(11,600)	$222,738	$211,138	$87,385	$93,512	$48,719

Primary Revenue and Expense Components

        The following is a description of the primary components of our revenue and expenses:

  •
  Net product revenue—Our product revenue is presented net of allowances for estimated discounts, rebates, administrative fees, chargebacks and sales allowances. During Successor periods, our product revenue is also presented net of SG&A that we agreed to reimburse Bayer affiliates under certain distribution agreements outside of the United States.

  •
  Cost of goods sold—Our cost of goods sold includes material costs for the products we sell, which primarily consists of plasma and other costs associated with the manufacturing process, such as personnel costs, utilities, consumables, and overhead. In addition, our cost of goods sold includes royalty and licensing expenses for licensed technologies, packaging costs and distribution expenses. The most significant component of our cost of goods sold is plasma, which is the common raw material for our primary products, and represents approximately half of our cost of goods sold for the periods presented. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition. Specialty plasmas, due to their nature, can often have cycle times in excess of one year.

  •
  Gross profit—Our gross profit is impacted by the volume, pricing and mix of net product revenue, including the geographic location of sales, as well as the related cost of goods sold. Our profitability is significantly impacted by the efficiency of our utilization of plasma including, but not limited to, the production yields we obtain, the product reject rates that we experience, and the product through-put that we achieve.

  •
  SG&A—Our SG&A consists primarily of salaries and related employee benefit costs for personnel in executive, sales and marketing, finance, information technology, human resources, and other administrative functions, as well as fees for professional services, facilities costs, and other general and administrative costs.

  •
  R&D—Our R&D includes the costs directly attributable to the conduct of research and development programs for new products and life cycle management. Such costs include salaries and related employee benefit costs; materials (including the material required for clinical trials); supplies; depreciation on and maintenance of R&D equipment; various services provided by outside contractors related to clinical development, trials and regulatory services; and the allocable portion of facility costs such as rent, depreciation, utilities, insurance and general support services. R&D expenses are influenced by the number and timing of in-process projects and labor hours and other costs associated with these projects.

  •
  Interest expense, net—As Successor, our interest expense, net, consists of interest expense incurred on outstanding debt and amortization of debt issuance costs, offset by interest income, capitalized interest associated with the construction of plant and equipment, and derivative income associated with changes in the fair value of derivatives not designated as hedges and the ineffective portion of cash flow hedges. The amount of interest expense that we incur is predominantly driven by our outstanding debt levels and associated interest rates. As Predecessor, we did not have an independent capital structure apart from Bayer, and we were not allocated interest costs from Bayer.

  •
  Income tax expense—Our income tax expense includes United States federal, state, local and foreign income taxes, and is based on reported pre-tax income.

        In the following subsections, we have included discussion and analysis of our results of operations. We have described the significant items impacting the comparability of our results of operations in the sections titled "—Matters Affecting Comparability," and "—Basis of Presentation." Therefore, we have not repeated discussion of these items in their entirety below.

Six Months Ended June 30, 2007 as Compared to Six Months Ended June 30, 2006

        The following table contains information regarding our results of operations for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006:

	Six Months Ended June 30,		Percent of Total Net Revenue
	2007	2006	2007	2006
Net revenue:
Net product revenue	$590,301	$571,521	98.4%	98.9%
Other	9,658	6,305	1.6%	1.1%

Total net revenue	599,959	577,826	100.0%	100.0%
Cost of goods sold	373,280	361,917	62.2%	62.6%

Gross profit	226,679	215,909	37.8%	37.4%
Operating expenses:
SG&A	90,038	83,520	15.0%	14.5%
R&D	29,049	23,931	4.9%	4.1%

Total operating expenses	119,087	107,451	19.9%	18.6%

Income from operations	107,592	108,458	17.9%	18.8%
Other income (expense):
Equity in earnings of affiliate	253	399	—%	—%
Interest expense, net	(55,670)	(15,869)	(9.2)%	(2.7)%

Total other expense, net	(55,417)	(15,470)	(9.2)%	(2.7)%

Income before income taxes and extraordinary items	52,175	92,988	8.7%	16.1%
Provision for income taxes	(3,456)	(2,470)	(0.6)%	(0.4)%

Income before extraordinary items	48,719	90,518	8.1%	15.7%
Extraordinary items:
Loss from unallocated negative goodwill	—	(306)	—	(0.1)%
Gain from settlement of contingent consideration due Bayer	—	3,300	—	0.6%

Total extraordinary items	—	2,994	—	0.5%

Net income	$48,719	$93,512	8.1%	16.2%

Net Revenue

        The following table contains information regarding our net revenue:

	Six Months Ended June 30,		Percent of Total Net Revenue
	2007	2006	2007	2006
Net product revenue:
IGIV (Gamunex and Gamimune)	$317,216	$345,142	52.9%	59.7%
Prolastin brand A1PI	135,870	111,931	22.6%	19.4%
Albumin	37,146	30,833	6.2%	5.3%
Other	100,069	83,615	16.7%	14.5%

Total net product revenue	590,301	571,521	98.4%	98.9%
Other net revenue	9,658	6,305	1.6%	1.1%

Total net revenue	$599,959	$577,826	100.0%	100.0%

United States	$394,573	$395,451	65.8%	68.4%
International	205,386	182,375	34.2%	31.6%

Total net revenue	$599,959	$577,826	100.0%	100.0%

        Our net revenue was $600.0 million for the six months ended June 30, 2007 as compared to $577.8 million for the six months ended June 30, 2006, representing an increase of $22.2 million, or 3.8%. The increase consisted of improved pricing of $68.1 million, including foreign exchange of $4.8 million, offset by volume decreases of $45.9 million.

        The decrease in our Gamunex IGIV net product revenue consisted of improved pricing of $24.9 million, offset by volume decreases of $30.6 million, particularly in the United States where volumes decreased $34.5 million, during the six months ended June 30, 2007. We experienced higher Gamunex IGIV volumes of $3.9 million in Canada and Europe, which benefited from the international sales and marketing offices that we launched in April 2006 and December 2006, respectively. Although we continue to experience strong demand for Gamunex IGIV, our sales volumes declined period over period as a result of lower releases of finished product into our distribution channels due to plasma supply constraints. We anticipate that these supply constraints will continue in the near term. Sales of Gamimune IGIV decreased $22.2 million due to the termination of a customer contract in Japan, which was not replaced.

        The increase in our Prolastin A1PI net product revenue consisted of improved pricing of $20.8 million, including foreign exchange of $3.2 million, and higher volumes of $3.1 million. Prolastin A1PI price and volumes improved in both the U.S. and Europe, and price improved in Canada. Increases in Prolastin A1PI volumes are largely a function of our ability to identify and enroll new patients in excess of patients lost due to attrition and competition.

        Increases in albumin prices contributed $10.7 million to our net revenue growth during the six months ended June 30, 2007 as compared to the six months ended June 30, 2006. The benefit of the price increases was partially offset by lower albumin volumes of $4.4 million during the six months ended June 30, 2007 resulting primarily from the termination of a distribution agreement with a Bayer affiliate in Japan, which was not replaced.

        Our other net product revenue consists primarily of revenue related to the Canadian blood system, where, in addition to our commercial sales of Gamunex IGIV, we have toll manufacturing contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec, as well as sales of Koate DVI Factor VIII (human), hyperimmunes, cryoprecipitate, Thrombate III antithrombin (human), and PPF powder to a Bayer affiliate, less SG&A reimbursements to Bayer affiliates under certain international distribution agreements. The increase in other net product revenue resulted primarily from higher volumes and pricing related to our contracts with the Canadian blood system operators totaling $8.1 million. Our other net product revenue was also positively impacted by the absence of $8.4 million of SG&A reimbursements due to Bayer affiliates under various distribution agreements outside of the U.S. Our hyperimmunes comprised $31.3 million and $30.9 million of our other net product revenue for the six months ended June 30, 2007 and 2006, respectively. Our other net product revenue was negatively impacted by $3.2 million related to Koate DVI Factor VIII (human) sales primarily due to lower volumes as a result of manufacturing issues. We procure specialty plasma used in the production of our hyperimmunes from several suppliers, but do not have long-term supply arrangements; accordingly, we have initiated plans to develop internal hyperimmune plasma collection capabilities, which may result in higher costs in the near term.

        We increased prices for substantially all of our products in most of our markets as a result of higher costs and market demand. Our net product revenue was positively impacted by approximately $4.8 million, or 0.8%, as a result of favorable foreign currency exchange rate fluctuations in relation to the U.S. dollar during the six months ended June 30, 2007.

        Although we sell our products worldwide, the majority of our sales were concentrated in the U.S. and Canada for the periods presented. During the six months ended June 30, 2006, a significant portion of our international revenue was through various distribution channels provided by Bayer affiliates, many of which have been terminated, as we have either developed our own internal distribution capabilities, or contracted with third party distributors. In April 2006, we formed Talecris Biotherapeutics, Ltd. to support our sales and marketing activities in Canada, and in December 2006, we formed Talecris Biotherapeutics, GmbH in Germany to support our sales and marketing activities in Germany and, ultimately, for the rest of Europe. Our international revenue growth was partially offset by the termination of our distribution arrangement with a Bayer affiliate in Japan, which was not replaced.

        In July 2007, CMS published a final rule to implement the Medicaid Drug Rebate Program, which will be effective October 1, 2007. We do not anticipate that the CMS final rule will have a significant impact to our consolidated financial statements.

        We expect that our other product revenues will decrease in the third and perhaps fourth quarter of 2007 due to the settlement of a customer dispute. We also expect that the settlement will result in a change in product mix over the course of 2008 which will result in a decline in albumin sales with increased sales of PPF powder.

Cost of Goods Sold and Gross Profit

        Our cost of goods sold was $373.3 million for the six months ended June 30, 2007 as compared to $361.9 million for the six months ended June 30, 2006. Our cost of goods sold for the six months ended June 30, 2007 includes reductions in costs associated with lower volumes of $33.7 million and $2.5 million of cost benefit primarily related to Prolastin as described below, as compared to the six months ended June 30, 2006. Our acquisition cost of plasma per liter increased 3.4% during the six months ended June 30, 2007 as compared to the six months ended June 30, 2006, excluding the impact of TPR as described below.

        In addition, our cost of goods sold was impacted by TPR underutilization, our rejected product provisions, and other items. Collectively, the impact of these items offset the cost reductions associated with lower volumes and leverage of operations discussed above. During the six months ended June 30, 2007, our cost of goods sold was negatively impacted by unabsorbed TPR infrastructure and start-up costs of $23.5 million associated with the development of our plasma collection center platform, for which there were no comparable costs during the six months ended June 30, 2006. Our rejected product provision, net, increased $14.2 million during the six months ended June 30, 2007 as compared to the same prior year period. The higher rejected product rate was due to an increase in specifically identified work in process inventory lots rejected during our quality control procedures, $6.9 million of provisions related to raw material inventory collected at our plasma collection centers and related testing costs, and an impairment charge of $7.9 million related to intermediate manufactured material associated with the settlement of a customer dispute for which there were no comparable provisions in the prior year period. Our rejected product provision for the six months ended June 30, 2007 was favorably impacted by a $9.0 million recovery from Bayer related to the Gamunex production incident, which we recorded as a reduction of cost of goods sold during the first quarter of 2007. During the six months ended June 30, 2007, our Prolastin cost of goods sold benefited from favorable variances of approximately $7.1 million as compared to the six months ended June 30, 2006, as a result of lower cost materials used during the 2007 period which were acquired in prior periods, as well as operating efficiencies.

        Our gross profit was $226.7 million for the six months ended June 30, 2007 and $215.9 million for the six months ended June 30, 2006, resulting in gross margin of 37.8% and 37.4%, respectively. Our gross profit is impacted by the volume, pricing, and mix of our net product revenue, as well as related cost of goods sold as discussed above. The net impact of these items resulted in more favorable gross margin during the six months ended June 30, 2007 as compared to the six months ended June 30, 2006.

        We anticipate that increased spending to support our development of our plasma collection capabilities as well as increases in the cost of plasma acquired from third parties will result in higher cost of goods sold in subsequent periods, and correspondingly, lower gross profits and gross margins.

Operating Expenses

        Our SG&A was $90.0 million for the six months ended June 30, 2007 and $83.5 million for the six months ended June 30, 2006, representing an increase of $6.5 million, or 7.8%. As a percentage of net revenue, SG&A was 15.0% and 14.5% for the six months ended June 30, 2007 and 2006, respectively. The increase in SG&A was driven by operating expenses associated with our Canadian and German operations which we launched in April 2006 and December 2006, respectively, and expenses associated with our special recognition bonuses, for which there were no comparable expenses during the six months ended June 30, 2006. Incremental expenses associated with our share-based compensation programs also contributed to the period over period increase in SG&A, as did higher expenses aggregating $16.2 million associated with our information technology and marketing initiatives and finance, corporate communications and public policy, human resources, and public company readiness initiatives and activities to evaluate and improve internal controls related to financial reporting. These items were partially offset by a $23.0 million reduction of transition and other non-recurring expenses associated with our development of internal capabilities to operate as a standalone company apart from Bayer during the six months ended June 30, 2007 as compared to the same prior year period.

        R&D was $29.0 million for the six months ended June 30, 2007 and $23.9 million for the six months ended June 30, 2006, representing an increase of $5.1 million, or 21.4%. As a percentage of net revenue, R&D was 4.9% and 4.1% for the six months ended June 30, 2007 and 2006, respectively. The increase in R&D reflects the growth of our core R&D organization as well as increased development costs associated with a number of life-cycle management and new product projects. Increased project expenditures supported the Alpha-1 Aerosol studies, development of Gamunex IGIV subcutaneous administration for development of both 10% and 17% concentrations, and co-development with Bausch & Lomb to develop a recombinant Plasmin product. Additional expenses associated with our share-based compensation and special recognition bonuses also impacted the period over period increase in R&D.

        Our operating expenses for the six months ended June 30, 2007 benefited by a $12.7 million reduction of expenses related to services that Bayer affiliates provided to us under various transition services agreements, which have been subsequently terminated or reduced in scope, as compared to the same prior year period.

        We expect our operating expenses to increase in subsequent periods primarily as a result of increased share-based compensation expense. In July 2007, additional restricted shares and stock options were granted pursuant to our Stock Option Plan and 2006 Restricted Stock Plan, primarily to our Chairman and Chief Executive Officer, which are estimated to increase operating expenses by approximately $10.7 million annually. In August 2007, our Board of Directors established and approved the 2008 and 2009 corporate objectives related to the performance-based component of our Stock Option Plan for those options scheduled to vest on April 1, 2009 and 2010. As a result of the establishment of such performance objectives, the remaining unrecognized compensation cost related to unvested stock options increased by $22.6 million, which we expect to recognize over a weighted average period of 2.75 years, primarily within operating expenses.

Other Income (Expense), Net

        The primary component of our other income (expense), net, for both periods was interest expense, net, which amounted to $55.7 million and $15.9 million for the six months ended June 30, 2007 and 2006, respectively. As a result of our December 2006 debt recapitalization, our average outstanding debt levels increased significantly, and correspondingly, we recorded higher interest expense during the 2007 period.

        We anticipate that we will use the proceeds from this initial public offering of our equity securities to repay outstanding principal and interest amounts owed under our First and Second Lien Term Loans. As a result of the anticipated principal prepayments, under these loans, we will be required to write-off a portion of our unamortized debt issuance costs, which approximated $18.6 million at June 30, 2007. Any unamortized amounts written off will be recorded within other expense, net on our consolidated income statement.

Income Taxes

        Our income tax expense was $3.5 million and $2.5 million for the six months ended June 30, 2007 and 2006, respectively, resulting in an effective income tax rate of 6.6% and 2.7%, respectively. The effective income tax rate in each period is lower than the expected federal income tax rate of 35% due to the realization of a portion of our deferred tax assets in each of the respective periods, which were subject to the previously recognized valuation allowance. It is possible that we will reverse the remaining valuation allowance in a subsequent quarter in 2007, which will result in a significant non-cash benefit.

Extraordinary Items

        We had no extraordinary items during the six months ended June 30, 2007. The extraordinary items that we recorded during the six months ended June 30, 2006 included a final working capital adjustment from the Bayer Plasma net asset acquisition for which we recorded an extraordinary loss of $0.3 million and an extraordinary gain of $3.3 million as a result of our repurchase of the remaining 20% of Bayer's one share of Junior Preferred Stock at a discount to its carrying value.

Net Income

        Our net income was $48.7 million and $93.5 million for the six months ended June 30, 2007 and 2006, respectively. The significant factors and events contributing to the change in our net income are discussed above.

        We expect that our net income will decrease in subsequent periods, excluding the possible impact of the reversal of the deferred tax valuation allowance discussed above, as a result of higher costs of goods sold primarily related to increased plasma collection spending as well as higher operating expenses as discussed previously.

Successor Year Ended December 31, 2006 as Compared to Predecessor Three Months Ended March 31, 2005 and Successor Nine Months Ended December 31, 2005

        The following discussion and analysis of our results of operations for 2006 and 2005 includes certain references to our financial results on a "combined" basis. The combined results of operations for the year ended December 31, 2005 were prepared by adding our results as Successor from when we commenced operations on March 31, 2005 through December 31, 2005, to those of Predecessor for the three months ended March 31, 2005. The results of the two periods combined are not necessarily comparable due to changes in the basis of accounting resulting from the impact of our formational activities. Differences in the basis of accounting are more fully discussed in the sections titled "—Basis of Presentation," and "—Matters Affecting Comparability."

        The presentation of our combined results of operations for the year ended December 31, 2005 is considered to be "non-GAAP" under SEC rules. We believe that the combined basis presentation provides useful supplemental information in comparing to Predecessor and Successor trends and operating results. The combined results of operations for the year ended December 31, 2005 are not necessarily indicative of what our results of operations may have been, had our formational transaction been consummated earlier, nor should they be construed as being a representation of our future results of operations.

					Percent of Total Net Revenue
	Successor		Predecessor	Combined	Successor	Combined
			Three Months Ended March 31, 2005		Year Ended December 31,
		Nine Months Ended December 31, 2005		Year Ended December 31, 2005
	Year Ended December 31, 2006
					2006	2005
Net revenue:
Net product revenue	$1,114,489	$654,939	$245,500	$900,439	98.7%	98.6%
Other	14,230	13,039	—	13,039	1.3%	1.4%

Total net revenue	1,128,719	667,978	245,500	913,478	100.0%	100.0%
Cost of goods sold	684,750	561,111	209,700	770,811	60.7%	84.4%

Gross profit	443,969	106,867	35,800	142,667	39.3%	15.6%
Operating expenses:
SG&A	241,448	89,205	27,500	116,705	21.4%	12.7%
R&D	66,801	37,149	14,800	51,949	5.9%	5.7%

Total operating expenses	308,249	126,354	42,300	168,654	27.3%	18.4%

Income (loss) from operations	135,720	(19,487)	(6,500)	(25,987)	12.0%	(2.8)%
Other income (expense):
Equity in earnings of affiliate	684	197	—	197	0.1%	—
Interest expense, net	(40,867)	(21,224)	—	(21,224)	(3.7)%	(2.3)%
Loss on extinguishment of debt	(8,924)	—	—	—	(0.8)%	—

Total other expense, net	(49,107)	(21,027)	—	(21,027)	(4.4)%	(2.3)%

Income (loss) before income taxes and extraordinary items	86,613	(40,514)	(6,500)	(47,014)	7.6%	(5.1)%
Provision for income taxes	(2,222)	(2,251)	(5,100)	(7,351)	(0.2)%	(0.8)%

Income (loss) before extraordinary items	84,391	(42,765)	(11,600)	(54,365)	7.4%	(5.9)%
Extraordinary items:
(Loss) gain from unallocated negative goodwill	(306)	252,303	—	252,303	—	27.6%
Gain from settlement of contingent consideration due Bayer	3,300	13,200	—	13,200	0.3%	1.4%

Total extraordinary items	2,994	265,503	—	265,503	0.3%	29.0%

Net income (loss)	$87,385	$222,738	$(11,600)	$211,138	7.7%	23.1%

Net Revenue

        The following table contains information regarding our net revenue:

					Percent of Total Net Revenue
	Successor		Predecessor	Combined	Successor	Combined
			Three Months Ended March 31, 2005		Year Ended December 31,
		Nine Months Ended December 31, 2005		Year Ended December 31, 2005
	Year Ended December 31, 2006
					2006	2005
Net product revenue:
IGIV (Gamunex and Gamimune)	$617,939	$372,683	$134,892	$507,575	54.7%	55.6%
Prolastin brand A1PI	225,986	139,517	55,432	194,949	20.0%	21.3%
Albumin	62,692	33,976	16,943	50,919	5.6%	5.6%
Other	207,872	108,763	38,233	146,996	18.4%	16.1%

Total net product revenue	1,114,489	654,939	245,500	900,439	98.7%	98.6%
Other net revenue	14,230	13,039	—	13,039	1.3%	1.4%

Total net revenue	$1,128,719	$667,978	$245,500	$913,478	100.0%	100.0%

United States	$770,270	$518,498	$159,222	$677,720	68.2%	74.2%
International	358,449	149,480	86,278	235,758	31.8%	25.8%

Total net revenue	$1,128,719	$667,978	$245,500	$913,478	100.0%	100.0%

        Our net revenue for the year ended December 31, 2006 was $1,128.7 million, representing an increase of $215.2 million, or 23.6%, over the 2005 combined year of $913.5 million, which consisted of $245.5 million for Predecessor three months ended March 31, 2005 and $668.0 million for Successor nine months ended December 31, 2005. The increase consisted of volume improvements of $138.9 million and higher prices of $76.3 million, including foreign exchange of $0.9 million. In Successor periods, we have reduced our other net product revenue for SG&A reimbursements that we agreed to pay Bayer affiliates under the terms of various international distribution agreements, which amounted to $17.0 million for the year ended December 31, 2006 and $16.9 million for the nine months ended December 31, 2005. There were no comparable reductions of net product revenue during the Predecessor three months ended March 31, 2005 as such agreements did not exist.

        IGIV net revenue was $617.9 million for the year ended December 31, 2006, representing an increase of $110.4 million, or 21.7%, over the 2005 combined year of $507.6 million, which consisted of $134.9 million for Predecessor three months ended March 31, 2005 and $372.7 million for Successor nine months ended December 31, 2005. The growth in Gamunex IGIV net revenue was driven by higher volumes of $81.8 million and higher pricing of $36.7 million. Market demand for IGIV remained strong in 2006 and, specifically, the demand for Gamunex IGIV continued to be in excess of our ability to produce the product due to plasma supply constraints. Sales of Gamimune IGIV decreased $8.1 million as we completed the conversion from this product to Gamunex IGIV.

        Prolastin A1PI net revenue was $226.0 million for the year ended December 31, 2006, representing an increase of $31.0 million, or 15.9%, over the 2005 combined year of $194.9 million, which consisted of $55.4 million for Predecessor three months ended March 31, 2005 and $139.5 million for Successor nine months ended December 31, 2005. The growth in Prolastin A1PI net revenue was driven by $22.9 million in higher volumes and $8.1 million in higher pricing.

        Albumin net product revenue was $62.7 million for the year ended December 31, 2006, representing an increase of $11.8 million, or 23.1%, over the 2005 combined year of $50.9 million, which consisted of $16.9 million for Predecessor three months ended March 31, 2005 and $34.0 million for Successor nine months ended December 31, 2005. The growth in albumin net revenue was driven by higher pricing which was primarily due to a recovery of worldwide market demand from previously reduced levels as substitute products became less favored.

        Our other net product revenue was $207.9 million for the year ended December 31, 2006, representing an increase of $60.9 million, or 41.4%, over the 2005 combined year of $147.0 million, which consisted of $38.2 million for Predecessor three months ended March 31, 2005 and $108.8 million for Successor nine months ended December 31, 2005. Our other net product revenue consists primarily of revenue related to our Canadian blood system contracts, where in addition to our commercial sales of Gamunex, we have toll manufacturing contracts with two national Canadian blood system operators, Canadian Blood Services and Hema Quebec, as well as sales of Koate DVI Factor VIII (human), hyperimmunes, cryoprecipitate, Thrombate III antithrombin III (human), and PPF powder to a Bayer affiliate, less SG&A reimbursements to Bayer affiliates under certain international distribution agreements in Successor periods. Net revenue related to the Canadian blood system tolling contracts amounted to $43.3 million for the year ended December 31, 2006, representing an increase of $20.0 million, or 86.1%, over the 2005 combined year of $23.3 million, which consisted of $7.6 million for Predecessor three months ended March 31, 2005 and $15.7 million for Successor nine months ended December 31, 2005. Net revenue from cryoprecipitate, an intermediate product, was $25.1 million for the year ended December 31, 2006, $3.2 million for the nine months ended December 31, 2005, and no amounts for the three months ended March 31, 2005. The growth in cryoprecipitate net revenues during Successor periods resulted from the identification of opportunities to sell intermediates to other manufacturers. We are uncertain whether such opportunities will be available in the future.

        We increased prices for substantially all of our products in most of our markets as a result of our higher costs and market demand. As discussed in the section titled, "—Matters Affecting Comparability," as Successor, we deferred margin recognition for sales to certain Bayer affiliated distributors in international locations until the products are sold to unaffiliated third parties. Revenue and cost of goods sold deferred totaled $66.1 million and $39.0 million, respectively, for the 2005 combined year, of which the majority was related to Prolastin A1PI and Gamunex IGIV. During April 2006 and December 2006, we formed Talecris, Ltd. in Canada and Talecris GmbH in Germany, respectively, which reduced the impact of deferred margin during the year ended December 31, 2006 as compared to the 2005 combined year.

Cost of Goods Sold and Gross Profit

        Our cost of goods sold was $684.8 million for the year ended December 31, 2006, representing a decrease of $86.1 million, or 11.2%, over the 2005 combined year of $770.8 million, which consisted of $209.7 million for Predecessor three months ended March 31, 2005 and $561.1 million for Successor nine months ended December 31, 2005.

        The reduction in cost of goods sold was largely due to reduced rejected product provisions during the year ended December 31, 2006 as compared to the 2005 combined year. Our rejected product provision was $18.5 million for the year ended December 31, 2006 and $73.0 million for the 2005 combined year, which consisted of $27.9 million for Predecessor three months ended March 31, 2005 and $45.1 million for Successor nine months ended December 31, 2005. In addition to operational improvements resulting in lower product reject rates in 2006, our 2005 combined rejected product provision included $23.0 million related to the March 2005 Gamunex IGIV incident described previously, of which Predecessor recorded $11.5 million for the three months ended March 31, 2005 and Successor recorded $11.5 million for the nine months ended December 31, 2005. Our Successor cost of goods sold for the nine months ended December 31, 2005 also included $45.5 million related to the release of the non-cash step-up in inventory basis due to purchase accounting associated with inventories that we acquired from Bayer during our formation transaction which were subsequently sold to third parties during the respective period. Our cost of goods sold for the year ended December 31, 2006 was negatively impacted by $4.6 million related to our SRB programs, for which there were no comparable costs during the 2005 combined year.

        During the year ended December 31, 2006, we incurred higher costs of $63.7 million associated with additional volumes, offset by reduced costs of $9.3 million due to improved leverage of our operations, including yield improvements, production volume changes and other operating efficiencies, lower rejected product provisions, and other items. In 2006, our acquisition cost of plasma per liter increased 4.9% as compared with the 2005 combined year.

        In connection with our application of purchase accounting for the Bayer Plasma net assets, we recorded property, plant, equipment, and all other intangible assets at zero value upon our formation as Talecris on March 31, 2005, which resulted in significantly lower depreciation and amortization expense in Successor periods as compared to Predecessor periods. Depreciation and amortization expense was $5.0 million for the year ended December 31, 2006 as compared to $9.4 million for the 2005 combined year, which consisted of $8.0 million for Predecessor three months ended March 31, 2005 and $1.4 million for Successor nine months ended December 31, 2005, the majority of which was recorded within cost of goods sold for all periods.

        Our gross profit was $444.0 million for the year ended December 31, 2006, representing an increase of $301.3 million over the 2005 combined year of $142.7 million, which consisted of $35.8 million for Predecessor three months ended March 31, 2005 and $106.9 million for Successor nine months ended December 31, 2005. Our gross margin was 39.3% for the year ended December 31, 2006 and 15.6% for the 2005 combined year, which consisted of 14.6% for Predecessor three months ended March 31, 2005 and 16.0% for Successor nine months ended December 31, 2005.

        Our gross profit is impacted by the volume, pricing and mix of our net product revenue, as well as the related cost of goods sold as discussed above, the net impact of which resulted in more favorable gross margin during the year ended December 31, 2006 as compared to the 2005 combined year. Our 2006 gross margin was favorably impacted by improved product pricing of $76.3 million and sales volumes of $138.9 million, as compared to the 2005 combined year, primarily associated with Gamunex and Prolastin, for which we generally recognize higher margins. Our 2006 gross margin also benefited from a reduction of costs of goods sold of $86.1 million, or 11.2%, as compared to the 2005 combined year, driven by a reduction of rejected product provisions of $54.5 million, reduction of $45.5 million related to the release of the non-cash step-up in inventory basis due to purchase accounting associated with inventories that we acquired from Bayer during our formation transaction which were subsequently sold, and various other cost savings. The benefit of these items was partially offset by $63.7 million related to higher production volumes and $4.6 million related to special recognition bonuses. Additional information regarding the volume, pricing, and mix of our net product revenue, as well as the related cost of goods sold for the year ended December 31, 2006 as compared to the 2005 combined year is included in the sections above.

Operating Expenses

        Our SG&A was $241.4 million for the year ended December 31, 2006, representing an increase of $124.7 million over the 2005 combined year of $116.7 million, which consisted of $27.5 million for Predecessor three months ended March 31, 2005 and $89.2 million for Successor nine months ended December 31, 2005. Successor SG&A includes significant transition and other non-recurring expenses associated with establishing an independent corporate infrastructure apart from Bayer. We incurred $73.2 million and $12.8 million for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively, related to these activities. Successor SG&A also includes the impact of expenses associated with our share-based compensation programs and management fees paid to Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures, for which we had no such costs during the Predecessor period. Our SG&A for the year ended December 31, 2006 includes $6.2 million and $5.6 million related to share-based compensation and management fees, respectively. For the nine months ended December 31, 2005, our SG&A includes $1.2 million and $3.4 million related to share-based compensation and management fees, respectively. Our SG&A for the year ended December 31, 2006 includes $29.8 million of expense associated with our SRB programs, for which there was no comparable expense during the 2005 combined year. During Successor year ended December 31, 2006 and nine months ended December 31, 2005, we reimbursed Bayer affiliates for their SG&A in the amount of $17.0 million and $16.9 million, respectively, which we recorded as a reduction of net revenue. As Predecessor, similar costs were appropriately recorded as SG&A. Other than these items, our SG&A increased period over period as a result of additional employee headcount, which increased from 168 at December 31, 2005 to 262 at December 31, 2006, and higher costs reflective of a standalone entity and to meet our business needs.

        Our R&D was $66.8 million for the year ended December 31, 2006, representing an increase of $14.9 million, or 28.6%, over the 2005 combined year of $51.9 million, which consisted of $14.8 million for Predecessor three months ended March 31, 2005 and $37.1 million for Successor nine months ended December 31, 2005. Successor R&D for the year ended December 31, 2006 includes $3.4 million associated with our SRB programs, for which there were no comparable expenses during the 2005 combined year. Other than the SRB expenses, our R&D increased $11.5 million, or 22.2%, during the year ended December 31, 2006 as compared to the 2005 combined year, representing growth of our R&D organization as well as development costs associated with life-cycle management and new product projects.

Other Income (Expense), Net

        Our other income (expense), net, for the year ended December 31, 2006 was $49.1 million, representing an increase of $28.1 million over the 2005 combined year, which consisted of $21.0 million for Successor nine months ended December 31, 2005 and no amounts for Predecessor three months ended March 31, 2005. As a result of our December 2006 debt recapitalization, our average outstanding debt levels were higher during the 2006 period as compared to the nine months ended December 31, 2005, resulting in higher interest expense during the year ended December 31, 2006. As a result of our debt recapitalization transaction, we incurred $1.1 million of termination fees for retiring certain debt instruments early, and we wrote off debt issuance costs of $7.8 million associated with the retired debt, which we recorded as "Loss on extinguishment of debt," for the year ended December 31, 2006.

        As Predecessor, we did not have an independent capital structure apart from Bayer, and we were not allocated interest costs from Bayer during the three months ended March 31, 2005.

Income Taxes

        Our income tax expense was $2.2 million for the year ended December 31, 2006 and $7.4 million for the 2005 combined year, which consisted of $2.3 million for the Successor nine months ended December 31, 2005 and $5.1 million for the Predecessor three months ended March 31, 2005.

        We experienced a negative effective tax rate of 78.5% and 5.6% during Predecessor and Successor periods of 2005, respectively, resulting from income tax expense despite a pre-tax book loss. For the 2005 Predecessor period, income tax expense primarily resulted from tax losses for which no current benefit was recorded and taxes paid in profitable foreign jurisdictions. For the 2005 Successor period, tax expense resulted primarily from an extraordinary book gain of $265.5 million disregarded for tax purposes, the non-deductibility of interest on the Junior Preferred Convertible Notes, recognition of taxable income on sales to Bayer affiliates that was deferred for book purposes, and lower cost of goods sold as the book step-up to inventory pursuant to purchase accounting was not recognized for tax purposes. As Successor, except for an amount equal to current federal tax expense, we have not established that it is more likely than not that we will realize the benefits associated with the $84.9 million and $102.8 million net deferred tax assets as of December 31, 2006 and 2005, respectively. Consequently, we have recorded a valuation allowance of $60.2 million and $93.2 million with respect to these net deferred tax assets at December 31, 2006 and 2005, respectively.

        The lower effective tax rate of 2.6% for the year ended December 31, 2006 is primarily attributable to the realization of a portion of the deferred tax asset. Realization of the deferred tax asset is driven by two items, the net decrease in the deferred tax asset resulting from reversing temporary differences and the ability, for federal tax purposes, to carryback future losses to the extent that taxable income producing current federal tax expense is generated. The net decrease in the deferred tax asset was primarily attributable to previously deferred profits on Bayer affiliate sales sold through to third parties, disposal of inventories previously reserved for in prior periods and tax depreciation in excess of book depreciation stemming from the carryover basis in long-term assets obtained for tax purposes upon our formation that was not recorded for book purposes. Additionally, taxable income within the two-year carryback period provided by the federal tax law can be used to realize an equivalent amount of the deferred tax asset. As such, our current federal tax liability is offset by realization of a portion of the valued net deferred tax asset. As substantially all of our state tax liability is attributable to states which do not provide for a carryback, current state income tax expense is not offset by realization of a portion of the deferred tax asset. We will continue to monitor this position in 2007 and depending on ongoing operating results and other considerations, some or all of the valuation allowance may be released in 2007 or 2008.

Extraordinary Items

        We recorded net extraordinary gains of $3.0 million for the year ended December 31, 2006 and $265.5 million for the 2005 combined year, all of which related to Successor nine months ended December 31, 2005.

        As Successor, our application of purchase accounting during the nine months ended December 31, 2005 resulted in an extraordinary gain of $252.3 million, as the net fair value of Bayer Plasma's net assets that we acquired during our formation on March 31, 2005 was higher than the purchase price including working capital adjustments, resulting in unallocated negative goodwill. During the nine months ended December 31, 2005, we also recorded an extraordinary gain of $13.2 million as a result of our repurchase of 80% of Bayer's one share of Junior Preferred Stock at a discount to its carrying value.

        The acquisition of the Bayer Plasma net assets resulted in a final working capital adjustment during the year ended December 31, 2006 for which we recognized an extraordinary loss of $0.3 million. During the year ended December 31, 2006, we also recorded an extraordinary gain of $3.3 million as a result of our repurchase of the remaining 20% of Bayer's one share of Junior Preferred Stock at a discount to its carrying value.

        As Predecessor, we had no extraordinary items.

Net income (loss)

        Our net income was $87.4 million for the year ended December 31, 2006 and $211.1 million for the 2005 combined year, which consisted of net income of $222.7 million for Successor nine months ended December 31, 2005 and a net loss of $11.6 million for Predecessor three months ended March 31, 2005. The significant factors and events contributing to our net income (loss) for the respective periods are discussed above.

Predecessor Three Months Ended March 31, 2005 and Successor Nine Months Ended December 31, 2005 as Compared to Predecessor Year Ended December 31, 2004

        The following discussion and analysis of our results of operations for 2005 and 2004 includes certain references to our financial results on a "combined" basis. The combined results of operations for the year ended December 31, 2005 were prepared by adding our results as Successor from when we commenced operations through December 31, 2005, to those of Predecessor, for the three months ended March 31, 2005. The results of the two periods combined are not necessarily comparable due to changes in the basis of accounting resulting from the impact of our formational activities. Differences in the basis of accounting are more fully discussed in the sections titled "—Basis of Presentation," and "—Matters Affecting Comparability."

        The presentation of our combined results of operations for the year ended December 31, 2005 is considered to be "non-GAAP" under SEC rules. We believe that the combined basis presentation provides useful supplemental information in comparing Predecessor and Successor trends and operating results. The combined results of operations for the year ended December 31, 2005 are not necessarily indicative of what our results of operations may have been, had our formational transaction been consummated earlier, nor should they be construed as being a representation of our future results of operations.

					Percent of Total Net Revenue
	Predecessor	Successor	Combined	Predecessor	Combined	Predecessor
	Three Months Ended March 31, 2005				Year Ended December 31,
		Nine Months Ended December 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
					2005	2004
Net revenue:
Net product revenue	$245,500	$654,939	$900,439	$846,500	98.6%	100.0%
Other	—	13,039	13,039	—	1.4%	—

Total net revenue	245,500	667,978	913,478	846,500	100.0%	100.0%
Cost of goods sold	209,700	561,111	770,811	661,500	84.4%	78.1%

Gross profit	35,800	106,867	142,667	185,000	15.6%	21.9%
Operating expenses:
SG&A	27,500	89,205	116,705	102,200	12.7%	12.1%
R&D	14,800	37,149	51,949	59,000	5.7%	7.0%

Total operating expenses	42,300	126,354	168,654	161,200	18.4%	19.1%

(Loss) income from operations	(6,500)	(19,487)	(25,987)	23,800	(2.8)%	2.8%
Other income (expense):
Equity in earnings of affiliate	—	197	197	—	—	—
Interest expense, net	—	(21,224)	(21,224)	—	(2.3)%	—

Total other expense, net	—	(21,027)	(21,027)	—	(2.3)%	—

(Loss) income before income taxes and extraordinary items	(6,500)	(40,514)	(47,014)	23,800	(5.1)%	2.8%
Provision for income taxes	(5,100)	(2,251)	(7,351)	(18,500)	(0.8)%	(2.2)%

(Loss) Income before extraordinary items	(11,600)	(42,765)	(54,365)	5,300	(5.9)%	0.6%
Extraordinary items:
Gain from unallocated negative goodwill	—	252,303	252,303	—	27.6%	—
Gain from settlement of contingent consideration	—	13,200	13,200	—	1.4%	—

Total extraordinary items	—	265,503	265,503	—	29.0%	—

Net (loss) income	$(11,600)	$222,738	$211,138	$5,300	23.1%	0.6%

Net Revenue

        The following table contains information regarding our net revenue:

					Percent of Total Net Revenue
	Predecessor	Successor	Combined	Predecessor	Combined	Predecessor
	Three Months Ended March 31, 2005				Year Ended December 31,
		Nine Months Ended December 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
					2005	2004
Net product revenue:
IGIV (Gamunex and Gamimune)	$134,892	$372,683	$507,575	$427,148	55.6%	50.5%
Prolastin brand A1PI	55,432	139,517	194,949	206,872	21.3%	24.4%
Albumin	16,943	33,976	50,919	64,198	5.6%	7.6%
Other	38,233	108,763	146,996	148,282	16.1%	17.5%

Total net product revenue	245,500	654,939	900,439	846,500	98.6%	100.0%
Other net revenue	—	13,039	13,039	—	1.4%	—

Total net revenue	$245,500	$667,978	$913,478	$846,500	100.0%	100.0%

United States	$159,222	$518,498	$677,720	$514,627	74.2%	60.8%
International	86,278	149,480	235,758	331,873	25.8%	39.2%

Total net revenue	$245,500	$667,978	$913,478	$846,500	100.0%	100.0%

        Our net revenue for Predecessor three months ended March 31, 2005 was $245.5 million and for Successor nine months ended December 31, 2005 was $668.0 million. Our 2005 combined year net revenue was $913.5 million as compared to $846.5 million for the year ended December 31, 2004, representing an increase of $67.0 million, or 7.9%. The increase in the 2005 combined year net revenue consisted of volume improvements of $62.0 million and higher pricing of $21.9 million, less $16.9 million of SG&A reimbursements we agreed to pay Bayer under certain international distribution agreements, which we reflected as a reduction of other net product revenue during the Successor nine months ended December 31, 2005. There were no comparable reductions of net product revenue during the Predecessor periods due to a different operating structure.

        IGIV net revenue was $134.9 million and $372.7 million for Predecessor three months ended March 31, 2005 and Successor nine months ended December 31, 2005, respectively, resulting in 2005 combined year net revenue of $507.6 million, as compared to $427.1 million for the year ended December 31, 2004, representing an increase of $80.4 million, or 18.8%. The growth in IGIV net revenue was driven by higher Gamunex IGIV volumes of $123.6 million and higher pricing of $21.2 million for this product, launched in 2003, offset by a $64.4 million decline in Gamimune IGIV net revenue due to product conversion. As discussed in the section titled, "Matters Affecting Comparability," as Successor, we defer the recognition of revenue and cost of goods sold for products shipped to certain Bayer affiliated distributors in various international locations until the products are sold to unaffiliated third parties. During the nine months ended December 31, 2005, we deferred revenue of $32.1 million related to Gamunex IGIV sold to Bayer affiliated distributors. No such deferral was necessary in Predecessor periods.

        Prolastin A1PI net revenue was $55.4 million and $139.5 million for Predecessor three months ended March 31, 2005 and Successor nine months ended December 31, 2005, respectively, resulting in 2005 combined year net revenue of $194.9 million, as compared to $206.9 million for the year ended December 31, 2004, representing a decrease of $11.9 million, or 5.8%. The decrease in Prolastin A1PI net revenue was driven by lower volumes of $23.6 million, partially offset by higher pricing of $11.7 million. The U.S. pricing increased $14.4 million. During the nine months ended December 31, 2005, we deferred revenue of $28.5 million related to Prolastin A1PI sold to Bayer affiliated distributors. No such deferral occurred in Predecessor periods.

        In the United States, the volume of Prolastin A1PI was flat year over year due to increased competition in 2005. In Europe, the other primary market, volume decreased $23.5 million, primarily due to the deferral of revenue as Successor of $28.5 million for sales to Bayer affiliated distributors. No such deferral occurred in Predecessor periods.

        Albumin net revenue was $16.9 million and $34.0 million for Predecessor three months ended March 31, 2005 and Successor nine months ended December 31, 2005, respectively, resulting in 2005 combined year net revenue of $50.9 million, as compared to $64.2 million for the year ended December 31, 2004, representing a decrease of $13.3 million, or 20.7%. The decrease in albumin net revenue reflected lower pricing of $10.8 million and lower volumes of $2.5 million. Volumes declined within the Canadian and Japanese markets, partially offset by higher volumes in the U.S. and other international markets.

        Our other net product revenue was $38.2 million and $108.8 million for Predecessor three months ended March 31, 2005 and Successor nine months ended December 31, 2005, respectively, resulting in 2005 combined year net revenue of $147.0 million, as compared to $148.3 million for the year ended December 31, 2004, representing a decrease of $1.3 million, or 0.9%. Our other product net revenue includes primarily revenue related to our Canadian blood system contracts, where in addition to our commercial sales of Gamunex, we have toll manufacturing contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec, as well as sales of Koate DVI Factor VIII (human), hyperimmunes, cryoprecipitate, Thrombate III antithrombin III (human), and PPF powder to a Bayer affiliate. Our 2005 combined year other net product revenue benefited from increased sales of PPF powder to Bayer of $17.7 million and higher sales of $3.2 million of cryoprecipitate, an intermediate product, offset by $16.9 million of SG&A reimbursements to Bayer affiliated distributors.

Cost of Goods Sold and Gross Profit

        Our cost of goods sold for Predecessor three months ended March 31, 2005 was $209.7 million and for Successor nine months ended December 31, 2005 was $561.1 million. Our 2005 combined year cost of goods sold was $770.8 million, compared to $661.5 million for the year ended December 31, 2004, representing an increase of $109.3 million, or 16.5%. This increase was driven by higher costs associated with additional volumes of $32.0 million, partially offset by reduced costs of $8.0 million due to improved leverage of our operations, including yield improvements, production volume changes, and other operating efficiencies. In the 2005 combined year, our acquisition cost of plasma per liter was flat as compared to 2004.

        Our cost of goods sold was negatively impacted during the 2005 combined year by our provision for rejected products, the release of the purchase accounting adjustments related to inventories previously discussed, and other items. Our rejected product provision was $73.0 million for the combined year ended December 31, 2005, comprised of $27.9 million and $45.1 million for the 2005 Predecessor three months ended March 31, 2005 and Successor nine months ended December 31, 2005, respectively, and $60.8 million for the year ended December 31, 2004. Our 2005 combined year rejected product provision included $23.0 million related to the March 2005 Gamunex IGIV incident described previously, of which Predecessor recorded $11.5 million for the three months ended March 31, 2005 and Successor recorded $11.5 million for the nine months ended December 31, 2005. During the Successor nine months ended December 31, 2005, our cost of goods sold includes a $45.5 million non-cash charge related to the release of the non-cash step-up in inventory basis due to purchase accounting associated with inventories that we acquired from Bayer during our formation transaction which were subsequently sold to third parties during the period.

        Our gross profit for Predecessor three months ended March 31, 2005 was $35.8 million and for Successor nine months ended December 31, 2005 was $106.9 million. Our gross profit was $142.7 million for the 2005 combined year and $185.0 million for year ended December 31, 2004, resulting in gross margin of 15.6% and 21.9%, respectively. Our gross profit is impacted by the volume, pricing and mix of our net product revenue, as well as the related cost of goods sold as discussed above, the net impact of which resulted in less favorable gross margin during the 2005 combined year as compared to 2004. Our 2005 combined year gross profit was negatively impacted by an increase in cost of goods sold of $109.3 million, or 16.5%, as compared to the year ended December 31, 2004, driven by higher rejected product provisions of $12.2 million, $45.5 million related to the release of the non-cash step-up in inventory basis due to purchase accounting associated with inventories that we acquired from Bayer during our formation transaction which were subsequently sold, and an increase in various other costs. Our 2005 gross margin benefited from sales volume improvements of $62.0 million and higher pricing of $21.9 million, less $16.9 million of SG&A reimbursements to Bayer affiliates, offset by $32.0 million related to higher costs associated with additional production volumes, as compared to 2004. Additional information regarding the volume, pricing, and mix of our net product revenue, as well as the related cost of goods sold for the combined 2005 year as compared to the year ended December 31, 2004 is included in the sections above.

Operating Expenses

        Our SG&A was $116.7 million for the 2005 combined year, consisting of $27.5 million for Predecessor three months ended March 31, 2005 and $89.2 million for Successor nine months ended December 31, 2005, which represented an increase of $14.5 million, or 14.2%, over the year ended December 31, 2004 SG&A of $102.2 million. Successor SG&A for the nine months ended December 31, 2005 includes $12.8 million of transition and other non-recurring costs associated with establishing an independent corporate infrastructure apart from Bayer. Successor SG&A also includes the impact of costs associated with our share-based compensation programs and management fees paid to Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures of $1.2 million and $3.4 million, respectively, for which we had no such costs during Predecessor periods. During Successor nine months ended December 31, 2005, we reimbursed Bayer affiliates for their SG&A in the amount of $16.9 million associated with various distribution and transition services agreements, which we recorded as a reduction of net revenue. As Predecessor, similar costs were appropriately recorded as SG&A. Aside from these items, our SG&A increased period over period as a result of additional employee headcount and other costs reflective of a standalone entity to meet our business needs.

        Our R&D was $51.9 million for the 2005 combined year, consisting of $14.8 million for Predecessor three months ended March 31, 2005 and $37.1 million for Successor nine months ended December 31, 2005, which represented a decrease of $7.1 million, or 12.0%, over the year ended December 31, 2004 R&D of $59.0 million. During 2004, we incurred higher R&D primarily associated with IGIV program spending than during the 2005 combined year. The reduced R&D project spend was partially offset by higher costs associated with the overall growth of our R&D organization during the 2005 Successor period.

Other Income (Expense), Net

        Our other income (expense), net for the 2005 combined year was $21.0 million, all of which related to Successor nine months ended December 31, 2005. For Successor nine month's ended December 31, 2005, the primary component of our other income (expense), net, was interest expense, net, which amounted to $21.2 million.

        As Predecessor, we did not have an independent capital structure apart from Bayer, and we were not allocated interest costs from Bayer during the three months ended March 31, 2005 and year ended December 31, 2004.

Income Taxes

        Our income tax expense was $7.4 million for the 2005 combined year, consisting of $2.3 million for the Successor nine months ended December 31, 2005 and $5.1 million for the Predecessor three months ended March 31, 2005, compared to $18.5 million for the year ended December 31, 2004.

        We experienced a negative effective tax rate of 78.5% and 5.6% during the Predecessor and Successor periods of 2005, respectively, resulting from tax expense despite a pre-tax book loss due to book-tax timing differences. For the 2005 Predecessor period, tax expense primarily resulted from tax losses for which no current benefit was recorded and taxes paid in profitable foreign jurisdictions. For the 2005 Successor period, tax expense resulted primarily from current state tax expense. As Successor, except for an amount equal to current federal tax expense, we have not established that it is more likely than not that we will realize the benefits associated with the $102.8 million net deferred tax asset established as of December 31, 2005. Given the significant operating losses incurred in 2002 and 2003, minimal profitability in 2004, and continued operating losses in 2005, we have recorded a valuation allowance of $93.2 million with respect to this net deferred tax asset.

        As Predecessor in 2004, we experienced an effective tax rate of 77.7%, significantly above the 35% federal income tax rate. The tax expense primarily resulted from tax losses for which no current benefit was recorded and taxes paid in profitable foreign jurisdictions.

Extraordinary Items

        We recorded an extraordinary gain of $265.5 million for the 2005 combined year, all of which related to Successor nine months ended December 31, 2005.

        As Successor, our application of purchase accounting during the nine months ended December 31, 2005 resulted in an extraordinary gain of $252.3 million as the net fair value of Bayer Plasma's net assets that we acquired was higher than the purchase price, including working capital adjustments, resulting in unallocated negative goodwill. During the nine months ended December 31, 2005, we also recorded an extraordinary gain of $13.2 million as a result of our repurchase of 80% of Bayer's one share of Junior Preferred Stock at a discount to its carrying value.

        As Predecessor, we had no extraordinary items.

Net income (loss)

        Our net income was $211.1 million for the 2005 combined year, which consisted of net income of $222.7 million for Successor nine months ended December 31, 2005 and a net loss of $11.6 million for Predecessor three months ended March 31, 2005. Our net income was $5.3 million for the year ended December 31, 2004. The significant factors and events contributing to our net income (loss) for the respective periods are discussed above.

Selected Unaudited Quarterly Financial Data

        The following table summarizes our unaudited quarterly financial results for the Successor periods presented:

	Unaudited
	2006					2007
	1Q	2Q	3Q	4Q	Total	1Q	2Q
Net revenue	$286,363	$291,463	$279,088	$271,805	$1,128,719	$302,439	$297,520
Cost of goods sold	191,377	170,540	151,514	171,319	684,750	181,793	191,487

Gross profit	94,986	120,923	127,574	100,486	443,969	120,646	106,033
Operating expenses	52,355	55,096	76,794	124,004	308,249	56,514	62,573

Operating income (loss)	42,631	65,827	50,780	(23,518)	135,720	64,132	43,460
Other expense, net	(7,727)	(7,743)	(9,108)	(24,529)	(49,107)	(27,781)	(27,636)

Income (loss) before taxes and extraordinary items	34,904	58,084	41,672	(48,047)	86,613	36,351	15,824
(Provision) benefit for income taxes	(915)	(1,555)	(1,070)	1,318	(2,222)	(2,055)	(1,401)

Income (loss) before extraordinary items	33,989	56,529	40,602	(46,729)	84,391	34,296	14,423
Extraordinary items	2,994	—	—	—	2,994	—	—

Net income (loss)	$36,983	$56,529	$40,602	$(46,729)	$87,385	$34,296	$14,423

        As compared to our other 2006 quarters, our 2006 fourth quarter reflects higher interest expense and the impact of our special recognition bonuses and restricted stock, as more fully discussed in the section above, titled, "—Matters Affecting Comparability."

Liquidity and Capital Resources

        At June 30, 2007, our cash and cash equivalents totaled $47.1 million, of which $34.8 million was being maintained by Talecris GmbH to fund our European operations and future repurchase of inventory held by Bayer affiliates in Europe. Under the terms of our revolving credit agreement, U.S. available cash balances are swept daily from our springing lockbox directly to the administrative agent for the lending syndicate.

        As Predecessor, we participated in Bayer's centralized cash management system and our cash funding requirements were met by Bayer. We were not allocated interest costs from Bayer for the use of funds.

        As Successor, we have financed our operations through a combination of equity funding and debt financing, and through internally generated funds. We established an independent capital structure upon our formation on March 31, 2005, which consisted of a $400.0 million asset-based credit facility, $27.8 million of 12% Second Lien Notes, and $90.0 million of 14% Junior Secured Convertible Notes. On December 30, 2005, we declared a cash dividend of $73.2 million, making payments of $23.4 million and $49.8 million on December 30, 2005 and January 3, 2006, respectively. On March 30, 2006 we entered into an additional $40.0 million term loan.

        In December 2006, we completed a debt recapitalization transaction in which we repaid, retired or converted all outstanding principal and interest amounts owed under our then existing debt instruments, with new borrowings aggregating $1.355 billion in total availability. We used the remaining proceeds from this recapitalization to fund a cash dividend to Talecris Holdings, LLC of $760.0 million; to pay a special recognition bonus cash award of $34.2 million to certain employees and members of our Board of Directors; to fund an irrevocable trust in the amount of $23.0 million associated with future cash payments under this special recognition bonus award; and for general corporate purposes. Our interest expense has increased significantly in periods subsequent to our debt recapitalization. Our current borrowing facilities contain default provisions and financial covenants, and impose restrictions on annual corporate expenditures and future cash dividends.

        In addition to the financing activities referred to above, we repurchased and retired, for $23.5 million, common stock originally issued to Bayer during our formation transaction.

Cash Flows from Operating Activities

        The following items represent the most significant factors contributing to our net cash provided by operating activities since our formation:

  •
  Accounts receivable, net, were $113.5 million, $113.6 million and $111.5 million at June 30, 2007, December 31, 2006 and December 31, 2005, respectively. Accounts receivable, net, balances are influenced by the timing of net revenue and customer collections. We did not acquire receivables in connection with our acquisition of Bayer Plasma's net assets on March 31, 2005. Consequently, the increase in accounts receivable, net, for the nine months ended December 31, 2005 represents our accounts receivable, net, growth during the period from a zero balance at March 31, 2005. Since our formation we have rationalized our product distribution channels and reduced payment terms in the U.S. from approximately 90 days to approximately 30 days during 2005. Our days sales outstanding (DSO) have improved from 39 days at December 31, 2005, to 36 days at December 31, 2006, and to 32 days at June 30, 2007. Our international sales terms can range from 30 to 90 days due to industry and national practices outside the U.S., which can impact our overall DSO results. We calculate DSO's as our period end accounts receivable, net, divided by our prior three month's net sales, multiplied by 90 days. Our calculation of DSO's may not be consistent with similar calculations performed by other companies.

  •
  Inventories were $496.1 million, $509.3 million and $491.3 million at June 30, 2007, December 31, 2006 and December 31, 2005, respectively. Our inventories fluctuate based upon our ability to acquire plasma, production mix and cycle times, our production capacities, normal production shut-downs, finished product releases, targeted safety stock levels, and demand for our products. Our biological manufacturing processes result in relatively long inventory cycle times ranging from 100 days to 400 days in addition to a required 60 day pre-production holding period for plasma. Specialty plasmas, due to their nature, can often have cycle times in excess of one year. Consequently, we have a significant investment in raw material and work in process inventories for extended periods, which are relatively illiquid. Finished goods days on hand generally range from 30 days to 60 days in the U.S. and higher for regions outside of the U.S. We anticipate that the opening of additional plasma collection centers and the collection of unlicensed plasma will result in higher plasma inventories. We do not use such plasma in the manufacturing process until the related plasma collection centers receive FDA approval.

  •
  Total current liabilities were $187.5 million, $206.7 million and $269.6 million at June 30, 2007, December 31, 2006 and December 31, 2005, respectively. Total current liabilities fluctuate as a result of our cash management strategies and the varying due dates and other terms of accounts payable, accrued expenses, and other current liabilities. Our current liabilities were $19.2 million lower at June 30, 2007 as compared to December 31, 2006, the decrease of which resulted primarily from the payment of accrued management and profit sharing bonuses in the amount of $23.6 million and the payments for inventories repurchased from Bayer affiliates as provided for in our transaction services agreements of approximately $19.0 million, both of which were accrued at December 31, 2006. These items were partially offset by higher interest payable accruals of $12.3 million associated with our recapitalized debt and tax obligations of $12.4 million associated with our federal, state, local, and payroll tax accruals. Our current liabilities were $62.9 million lower at December 31, 2006 as compared to December 31, 2005, the decrease of which resulted primarily from the first quarter 2006 dividend payment of $49.8 million and the settlement of contingent consideration due to Bayer for $10.0 million, both of which were accrued at December 31, 2005.

Cash Flows from Investing Activities

        The following table contains information regarding our cash flows from investing activities:

			Successor
	Predecessor
					Six Months Ended June 30,
		Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005
	Year Ended December 31, 2004			Year Ended December 31, 2006
					2007	2006
Business acquisitions, net of cash acquired	$—	$—	$(263,845)	$(114,146)	$(17,298)	$—
Purchase of property, plant, and equipment	(24,100)	(3,900)	(26,517)	(38,853)	(23,338)	(11,384)
Other	600	100	(164)	802	320	—

Net cash used in investing activities	$(23,500)	$(3,800)	$(290,526)	$(152,197)	$(40,316)	$(11,384)

        During the six months ended June 30, 2007, our capital expenditures reflect investments in our Clayton, North Carolina and Melville, New York facilities to create a platform for future growth and efficiency improvements. Our capital expenditures for the six months ended June 30, 2007 also reflect significant investment in our TPR infrastructure to support our plasma collection efforts. During the six months ended June 30, 2007, we acquired one licensed and two unlicensed plasma collection centers from IBR for $16.2 million.

        During the six months ended June 30, 2006, our net cash used in investing activities consisted of capital investments for property, plant, and equipment, primarily at our Clayton, North Carolina and Melville, New York facilities.

        During the year ended December 31, 2006, our net cash used in investing activities consisted primarily of capital investments for property, plant, and equipment, and information technology, primarily at our Clayton, North Carolina and Melville, New York facilities, as well as the cash purchase price associated with the IBR plasma collection centers that we acquired on November 18, 2006.

        During the nine months ended December 31, 2005, our net cash used in investing activities consisted primarily of capital investments for property, plant and equipment, primarily at our Clayton, North Carolina facility, as well as the cash purchase price associated with the Bayer Plasma net assets that we acquired from Bayer on March 31, 2005.

        Prior to our formation, our capital expenditures primarily reflect investments in our Clayton, North Carolina facility.

Cash Requirements and Availability

        We expect our cash flows from operations combined with availability of our revolving credit facility and proceeds from this offering to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital expenditures for at least the next twelve months. Our asset-based revolving credit facility has $201.9 million available at June 30, 2007. The revolving credit agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants.

        Our working capital, which is driven primarily by our accounts receivable turnover and inventory production times, can vary significantly period to period. Our capital requirements will depend on many factors, including our rate of sales growth, acceptance of our products, cost of securing access to adequate manufacturing capacities, the timing and extent of research and development activities, and changes in operating expenses, including costs of production and sourcing of plasma, all of which are subject to uncertainty. We anticipate that our cash needs will be significant and that, subsequent to the completion of this offering and the application of proceeds to repay debt, we may need to increase our borrowings under our credit facilities in order to fund our operations and strategic initiatives. Our planned capital expenditures, which will include the design and construction of a new fractionation facility and to develop our plasma collection platform, are significant, and are likely to approach or exceed $90.0 million annually over the next five years. Our planned strategic initiatives currently include financing the development of certain of our suppliers' plasma collection centers that will be used to source plasma for us, which we have the option to purchase. To the extent that our existing sources of cash are insufficient to fund our future activities, we may need to raise additional funds through debt or equity financing. Additional funds may not be available on terms favorable to us, or at all.

        We estimate that the net proceeds to us from this offering will be approximately $       million, or approximately $       million if the underwriters exercise their option to purchase additional shares in full. We expect to use approximately $       million of the net proceeds from this offering to repay outstanding principal and interest on our First Lien Term Loan, as well as any prepayment penalties, and approximately $             million of the net proceeds to repay outstanding principal and interest on our Second Lien Term Loan, as well as any prepayment penalties, $12.5 million of the net proceeds from this offering to pay earned and unpaid dividends on our outstanding Series A and B convertible preferred stock, and $28.8 million of the net proceeds from this offering to pay the termination fee under our Management Agreement, as amended. We currently intend to use the balance, if any, of the proceeds from this offering, for working capital and other general corporate purposes.

Sources of Credit and Contractual and Commercial Commitments

Sources of Credit

  Morgan Stanley First Lien Term Loan Credit Agreement

        On December 6, 2006, we entered into a $700.0 million seven year First Lien Term Loan Credit Agreement administered and arranged by Morgan Stanley Senior Funding, Inc. ("Morgan Stanley"), of which $696.5 million was outstanding at June 30, 2007.

        The terms of this facility require principal payments of $1.75 million quarterly with the balance due at maturity on December 6, 2013. We are required to make additional mandatory principal prepayments equal to 50% of the excess cash flow, as defined, within 95 days after each fiscal year end. In the event that our leverage ratio, as defined, falls below 3.50 to 1.00, our mandatory prepayments would be reduced to 25% of the excess cash flow. If our leverage ratio, as defined, falls below 2.25 to 1.00, we are not required to make mandatory prepayments under the terms of this agreement. There were no such prepayments due for fiscal year 2006. Our leverage ratio was 4.31 to 1.00 for the six months ended June 30, 2007.

        Borrowings under this facility bear interest at a rate based upon either the Alternate Base Rate ("ABR") or the London Interbank Offered Rate ("LIBOR"), at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. The First Lien Term Loan accrues interest at the ABR plus 2.25% or LIBOR plus 3.50%.

        The First Lien Term Loan Credit Agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventories and stock are pledged as security.

        The agreement requires that we enter into interest rate protection agreements within 90 days of the effective date for at least 50% of the aggregate outstanding principal for a period of at least three years from the effective date. We entered into a derivative program during the first quarter of 2007.

        The First Lien Term Loan Credit Agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio initially equal to 5.75 to 1.00 which decreases over the term and a minimum interest coverage ratio initially equal to 1.65 to 1.00 which increases over the term.

        We anticipate that we will use the proceeds from this initial public offering of our equity securities to repay outstanding principal at interest amounts of approximately $                , plus a prepayment penalty, under our First Lien Term Loan Credit Agreement. As a result of the anticipated principal prepayments under the First Lien Term Loan Credit Agreement, we will be required to write-off a portion of our unamortized debt issuance costs associated with the First Lien Term Loan Credit Agreement, which approximated $12.6 million at June 30, 2007.

  Morgan Stanley Second Lien Term Loan Credit Agreement

        On December 6, 2006, we entered into a $330.0 million eight year Second Lien Term Loan Credit Agreement administered and arranged by Morgan Stanley, which was fully drawn at June 30, 2007.

        Outstanding principal under this facility is due and payable on the maturity date at December 6, 2014. Under the terms of the agreement, we are required to make additional mandatory principal prepayments equal to 50% of the excess cash flow, as defined, within 95 days after each fiscal year end. In the event that our leverage ratio, as defined, falls below 3.50 to 1.00, our mandatory prepayments would be reduced to 25% of the excess cash flow. If our leverage ratio, as defined, falls below 2.25 to 1.00, we are not required to make mandatory principal prepayments under the terms of this agreement. Our leverage ratio was 4.31 to 1.00 for the six months ended June 30, 2007. The additional mandatory principal prepayment associated with the Second Lien Term Loan is only required after termination of the Morgan Stanley First Lien Term Loan.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. The Second Lien Term Loan accrues interest at the ABR plus 5.25% or LIBOR plus 6.50%.

        The Second Lien Term Loan Credit Agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventories and stock are pledged as security.

        The agreement requires that we enter into interest rate protection agreements within 90 days of the effective date for at least 50% of the aggregate outstanding principal for a period of at least three years from the effective date. We entered into a derivative program during the first quarter of 2007.

        The Second Lien Term Loan Credit Agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio initially equal to 7.20 to 1.00 which decreases over the term and a minimum interest coverage ratio initially equal to 1.40 to 1.00 which increases over the term.

        We anticipate that we will use the proceeds from this initial public offering of our equity securities to repay outstanding principal and interest amounts of approximately $                , plus a prepayment penalty, under our Second Lien Term Loan Credit Agreement. As a result of the anticipated principal prepayments under the Second Lien Term Loan Credit Agreement, we will be required to write-off a portion of our unamortized debt issuance costs associated with the Second Lien Term Loan Credit Agreement, which approximated $6.0 million at June 30, 2007.

  Wachovia Bank Revolving Credit Agreement

        On December 6, 2006 we entered into a $325.0 million five year asset-based credit agreement administered by Wachovia Bank N.A. ("Wachovia") and arranged by Morgan Stanley. As of June 30, 2007,

$121.0 million was drawn for revolving loans and $2.1 million was being utilized for letters of credit, and $201.9 million was unused and available.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the revolving loan at the ABR plus 0.25 - 0.75% or LIBOR plus 1.50 - 2.00%.

        The revolving credit agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventories and stock are pledged as security.

        The revolving credit agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants.

  Interest Rate Swaps and Caps

        On February 14, 2007 we executed six variable-to-fixed interest rate swaps in an aggregate notional principal amount of $700.0 million. Under the interest rate swap contracts, we make interest payments on the underlying debt based on LIBOR and receive interest payments based on a fixed rate ranging from 5.16% to 5.35% with a weighted average rate of 5.23% over various swap terms. The effect of these swaps is to convert floating rates to fixed rates on a portion of our long-term debt portfolio. The interest rate swaps mature on various dates from November 2007 through February 2013. In accordance with SFAS No. 133, the interest rate swaps are designated as cash flow hedges. The counterparty to the interest rate swap agreements is Morgan Stanley Capital Services, Inc.

        On February 14, 2007 we executed two interest rate caps in an aggregate notional principal amount of $175.0 million. The interest rate caps at 6.0%, effectively placing an upper limit on the floating interest rate for a portion of our long-term debt. The interest rate caps mature on February 14, 2010. In accordance with SFAS No. 133, the interest rate caps are designated as cash flow hedges. The counterparty to the interest rate cap agreements is Morgan Stanley Capital Services, Inc.

        As a result of the equity offering, we intend to unwind these swaps and caps. If we were to unwind some or all of the interest rate swaps and caps, there will be an associated benefit or breakage cost based upon the three-month LIBOR curve at the time of breakage. While as of June 30, 2007 the benefit of unwinding the entire program would be $4.3 million, there is a risk that the forward curve will change and there will be an associated cost to break all or some of the program.

Contractual and Commercial Commitments

        The following table summarizes our significant contractual and commercial commitments as of December 31, 2006:

	Total	Less than 1 year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt	$1,109,920	$7,000	$21,000	$93,920	$988,000
Interest expense related to long-term debt	855,178	124,678	370,920	239,720	119,860
Operating lease obligations	40,887	11,122	22,561	5,493	1,711
Source plasma purchase commitments	1,030,624	171,891	396,969	186,359	275,405
Other purchase commitments	68,179	26,579	24,960	16,640	—
Unfunded deferred compensation programs	4,852	1,213	3,639	—	—

Total	$3,109,640	$342,483	$840,049	$542,132	$1,384,976

        Future contractual and commercial commitments at June 30, 2007 were not materially different than at December 31, 2006.

        For the purposes of the table above, the long-term debt contractual payment obligations include only the principal maturities of our outstanding debt at December 31, 2006. We used the 2006 weighted average interest rates associated with the debt instruments to estimate the interest expense in the above table (10.50% for our First Lien Term Loan, 13.50% for our Second Lien Term Loan, and 8.34% for our Revolving Credit Facility). The long-term debt and related interest component in the table above do not reflect the application of proceeds from the offering contemplated herein.

        Under the terms of our First and Second Lien Term Loan Credit Agreements, we could be required to make mandatory principal prepayments on an annual basis under certain circumstances. Additional information regarding the mandatory principal prepayment clause is included in the subsection above titled, "Sources of Credit."

        We have committed to provide future financing to one of our unaffiliated third party plasma suppliers for their use in the development of additional plasma collection centers which will be used to source additional plasma for us. Under the terms of the agreement, we have committed aggregate financings up to $3.0 million of which no amounts are advanced. Our commitment to this third party is not reflected in the table above.

        We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures under which we are charged a management fee of 0.5% of net sales. This Management Agreement, as amended, will be terminated upon completion of this offering. As a result of the completion of this offering and the termination of the Management Agreement, as amended, we will be required to pay Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures a termination fee which will be expensed and calculated as the sum of (i) five times the management fee payable in respect to our four most recently completed fiscal quarters, plus (ii) all reasonable out-of-pocket costs and expenses incurred with our offering. At June 30, 2007, the termination fee related to the Management Agreement, as amended, was approximately $28.8 million. Our obligations under this Management Agreement, as amended, are not reflected in the table above.

        We have entered into employment agreements with certain of our employees which require payments generally ranging from 100% to 150% of the employee's annual compensation if employment is terminated not for cause by us, or by the employee, for good reason, as defined. The impact of these employment agreements is not reflected in the table above.

        We entered into a development agreement with an unaffiliated third party under which the third party will obtain independent financing to acquire and develop real estate for use as plasma collection centers. The term of the agreement is one year (subject to automatic renewal annually, unless either party provides the other with notice of termination). Under the terms of this agreement, we will pay the third party various fees for its services in identifying and developing the sites. We will then lease the developed sites under separate lease agreements for initial 10-year periods with a renewal option for an additional ten years. Under the terms of the development agreement, we are obligated to authorize the development of a minimum of four sites per year. The impact of leases under this agreement is not reflected in the table above, as no sites are currently developed.

        On June 9, 2007, we acquired three plasma collection centers from IBR for a cash purchase price of approximately $16.2 million. The impact of this acquisition is not reflected in the table above.

        Concurrent with the execution of the June 9, 2007 purchase agreement with IBR, we entered into an amendment to our November 18, 2006 Asset Purchase Agreement with IBR. Under the terms of the November 18, 2006 agreement, we were required to pay additional consideration of up to $35.0 million in aggregate to IBR upon the achievement of certain production volume milestones or upon the achievement of FDA licensure or other approvals at certain acquired plasma collection centers that were licensed or under development at the acquisition date. The June 9, 2007 amendment provides for the acceleration of all validation and milestone amounts payable to IBR. Pursuant to the accelerated payment provisions under the amendment, we issued 268,279 shares of our common stock to IBR on June 9, 2007, of which 68,071 shares were immediately delivered to IBR and 200,208 shares have been placed in escrow. We placed these 200,208 shares in escrow to secure against breaches of representations and warranties under the November 2006 purchase agreement, and the balance of any shares not forfeited as a result of any breach of such representations and warranties will be released to IBR on May 6, 2009. Following the consummation of this offering, the escrowed shares will be valued at fair market value and to the extent that the value of the escrowed shares exceeds the applicable escrow cap amount, which is $25.0 million during the first eighteen months of the agreement and $15.0 million during the final twelve months of the agreement, during the escrow term, shares will be eligible for release to IBR. IBR has the right to put the shares back to us for cash under certain circumstances prior to June 30, 2008, which we have not reflected in the table above. The put right will expire upon the consummation of this offering, assuming this offering is completed by December 31, 2007.

        Under the terms of our June 9, 2007 plasma supply agreement with IBR, we are to provide up to $7.5 million in financing for the development of plasma collection centers. Through June 30, 2007, we have provided financing of $2.75 million related to the development of such centers, and subsequent to June 30, 2007, we provided an additional $1.25 million in financing related to the development of such centers. Under the terms of the plasma supply agreement, we have the option to purchase such centers if the centers receive licensure by the FDA, achieve certain annualized collection volumes, and meet our specifications for plasma collection centers. At June 30, 2007, we had not purchased any collection centers pursuant to this agreement. Concurrently with the execution of the June 9th agreement, we also entered into a five-year plasma supply agreement with IBR pursuant to which we will purchase all plasma produced at certain centers approved by us in accordance with the terms of the agreement, including prepayment of 90% for unlicensed plasma procured from such centers. The impact of our June 9, 2007 plasma supply agreement with IBR is not reflected in the table above.

        On August 1, 2007, we entered into a three or four year Amended and Restated Plasma Sale/Purchase Agreement with Plasma Centers of America, LLC under which we (i) purchase annual minimum quantities of plasma from approved centers, including the prepayment of 90% for unlicensed plasma procured from these centers, (ii) finance the development of certain plasma collection centers (Talecris Designated Centers), and (iii) have the option to purchase such Talecris Designated Centers. Under the terms of (ii) above, we have committed to provide the supplier with up to $2.4 million in financing for the development of plasma collection centers and have committed to provide the supplier with financing for certain equipment for use at such collection centers. In accordance with the agreement, we have the option, through March 31, 2008, to finance the development of additional plasma collection centers. Under the terms of (iii), we have the option to purchase the Talecris Designated Centers upon expiration of the 18-month period following such center's opening, which has satisfied all requirements in accordance with the agreement. No amounts have been financed pursuant to the terms of this agreement. We anticipate that we will finance three Talecris Designated Centers during 2007 and five Talecris Designated Centers during 2008. The impact of this Amended and Restated Plasma Sale/Purchase Agreement is not reflected in the table above.

Non-GAAP Financial Measures

        We define EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, extraordinary items, equity in earnings of affiliate, and gains on sales of equipment. We define Adjusted EBITDA as EBITDA, further adjusted to exclude transition and other non-recurring expenses, management fees paid to our sponsors, non-cash share-based compensation expense and special recognition bonus expense, which we believe are not indicative of our ongoing core operations. These items are described in more detail in the reconciliation below.

  We include EBITDA and Adjusted EBITDA because each provides useful information to investors about us and our financial condition and results of operations:

  •
  EBITDA and Adjusted EBITDA are measures used by our Board of Directors and management to evaluate operating performance and to make day-to-day operating decisions.

  •
  EBITDA assists in comparing our operating performance on a consistent basis by removing the impact of our capital structure (primarily interest charges and amortization of debt issuance costs), asset base (primarily depreciation and amortization) and items outside the control of our management team (taxes) from our operations.

  •
  Adjusted EBITDA, as a supplemental measure, assists in assessing our performance by removing certain non-cash equity compensation expenses, management fees paid to our sponsors, transition and other non-recurring costs associated with establishing our infrastructure as an independent company, and special recognition bonuses which provided cash awards to certain of our employees, senior executives and members of our Board of Directors.

  •
  EBITDA and Adjusted EBITDA serve as measures in evaluating annual incentive compensation awards to our employees and senior executives.

  •
  EBITDA and Adjusted EBITDA are used by analysts, investors, and other interested parties as common performance measures to compare results across companies in our industry and for the calculation of financial covenants in our credit facilities.

        For these reasons, we believe EBITDA and Adjusted EBITDA are useful measures to enable investors to analyze our operating results on the same basis as that used by our management.

        EBITDA and Adjusted EBITDA are considered "non-GAAP financial measures" under SEC rules and should not be considered substitutes for net income (loss) or income (loss) from operations, as determined in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, including, but not limited to the following:

  •
  EBITDA does not reflect our historical capital expenditures, or future requirements for capital expenditures, or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments under our credit agreements;

  •
  EBITDA does not reflect income tax expense or the cash requirements to pay our taxes;

  •
  Adjusted EBITDA has all the inherent limitations of EBITDA. In addition, you should be aware that there is no certainty that we will not incur similar expenses in the future, which are eliminated in the calculation of Adjusted EBITDA;

  •
  Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

        Because of these limitations, EBITDA and Adjusted EBITDA should not be considered the primary measures of the operating performance of our business. We strongly encourage you to review the U.S. GAAP financial statements included elsewhere in this prospectus, and not to rely on any single financial measure to evaluate our business.

        In the following table, we have presented a reconciliation of EBITDA and Adjusted EBITDA to the most comparable U.S. GAAP measure, net income (loss):

					Successor
	Predecessor		Successor	Combined
						Six Months Ended June 30,
		Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005	Year Ended December 31, 2005
	Year Ended December 31, 2004				Year Ended December 31, 2006
						2006	2007
Net income (loss)	$5,300	$(11,600)	$222,738	$211,138	$87,385	$93,512	$48,719
Extraordinary items	—	—	(265,503)	(265,503)	(2,994)	(2,994)	—

Income (loss) income before extraordinary items	5,300	(11,600)	(42,765)	(54,365)	84,391	90,518	48,719
Interest expense, net	—	—	21,224	21,224	40,867	15,869	55,670
Income taxes	18,500	5,100	2,251	7,351	2,222	2,470	3,456
Depreciation and amortization	32,700	8,000	1,431	9,431	4,960	1,868	4,556
Equity in earnings of affiliate	—	—	(197)	(197)	(684)	(399)	(253)
Loss on extinguishment of debt	—	—	—	—	8,924	—	—
Gain on sale of equipment	—	—	—	—	—	—	(495)

EBITDA	56,500	1,500	(18,056)	(16,556)	140,680	110,326	111,653
Transition and other non- recurring expense(a)	—	—	12,809	12,809	73,203	29,665	6,655
Management fees(b)	—	—	3,350	3,350	5,645	2,878	3,000
Non-cash stock option expense(c)	—	—	1,323	1,323	2,244	624	4,074
Non-cash restricted stock expense(c)	—	—	—	—	435	—	2,604
Non-cash unrestricted stock expense(c)	—	—	—	—	3,960	—	—
SRB expense(d)	—	—	—	—	37,891	—	4,267

Adjusted EBITDA	$56,500	$1,500	$(574)	$926	$264,058	$143,493	$132,253

(a)
Represents the expense associated with the development of our internal capabilities to operate as a standalone company apart from Bayer, consisting primarily of consulting services associated with developing our corporate infrastructure. We believe these costs are non-recurring once the related infrastructure has been established and we have completed our overall transition from Bayer.

(b)
Represents the advisory fees paid to Talecris Holdings, LLC, our sponsor, under the Management Agreement, as amended. This agreement will be terminated in connection with this offering.

(c)
Represents our non-cash equity compensation expense associated with our stock options, restricted stock, and unrestricted stock. The restricted stock we issued was in lieu of a cash bonus to senior management executives and other eligible employees. The unrestricted stock was issued to our Chairman in lieu of a future cash bonus.

(d)
Represents compensation expense associated with special recognition bonus awards granted to our employees and senior executives. These awards were granted to reward past performance and were provided to these individuals in recognition of the extraordinary value realized by us and our stockholders due to the efforts of such individuals since inception of our operating activities on April 1, 2005. We do not anticipate granting similar awards in the future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The primary objective of our investment activities is to preserve our capital to fund operations. We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. As of June 30, 2007 we had cash and cash equivalents and short-term investments of $47.1 million. A portion of our investments may be subject to interest rate risk and could decline in value if market interest rates increase. However, because our investments are short-term in duration, we believe that our exposure to interest rate risk is not significant and a 100 basis point movement in market interest rates would not have a significant impact on the total value of our investment portfolio. We actively monitor changes in interest rates.

Interest Rate Risk

        We are exposed to interest rate risk through our floating rate debt instruments. At June 30, 2007, our indebtedness totaled $1,147.5 million, all of which exposed us to floating interest rates. Based upon the average floating rate debt levels outstanding during the six months ended June 30, 2007, which are not covered by our swaps and caps, a 100 basis point increase in interest rates would have impacted our interest expense by approximately $1.3 million.

        We utilize derivative financial instruments as part of our overall financial risk management policy, but do not use derivative financial instruments for speculative or trading purposes. We have partially hedged risks associated with our floating rate debt by entering into various interest rate swap and cap arrangements which are intended to convert variable interest rates to fixed interest rates on a portion of our long-term indebtedness. At June 30, 2007, we had 6 variable-to-fixed interest rate swaps outstanding in the aggregate notional principal amount of $700.0 million, which mature on various dates through February, 2013. At June 30, 2007, we also had 2 interest rate caps outstanding in the aggregate notional principal amount of $175.0 million which mature on February 14, 2010. We account for our derivative financial instruments as effective cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

Foreign Currency Risk

        We operate internationally and enter into transactions denominated in foreign currencies. As such, our financial results are subject to the variability that arises from exchange rate movements in relation to the U.S. dollar. Our foreign currency exposures are primarily limited to the Canadian dollar and the Euro. We translate the financial statements of international subsidiaries to their U.S. dollar equivalents at end-of-period currency exchange rates for assets and liabilities and at average currency exchange rates for revenue and expenses. We record these translation adjustments as a component of other comprehensive income (loss) within stockholders' deficit. We recognize transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency as incurred in our consolidated income statements. We incurred transaction losses of $0.4 million for the six months ended June 30, 2007.

        Since we operate internationally and approximately 34.2% of our net revenue for the six months ended June 30, 2007 was generated outside of the United States, foreign currency exchange rate fluctuations could significantly impact our financial position, results of operations, cash flows and competitive position. Our net product revenue was positively impacted by $4.8 million, or 0.8%, as a result of favorable foreign currency exchange rate fluctuations in relation to the U.S. dollar during the six months ended June 30, 2007.

        For purposes of specific risk analysis, we used a sensitivity analysis to measure the potential impact to our consolidated financial statements for a hypothetical 10% strengthening of the U.S. dollar compared with the Canadian dollar and Euro for the six months ended June 30, 2007. Assuming a 10% strengthening of the U.S. dollar, our net product revenue would have been negatively impacted by approximately $5.5 million and our transaction losses would have increased by approximately $0.4 million for the six months ended June 30, 2007. To date, we have not hedged our exposure to changes in foreign currency exchange rates, and as a result, we could incur unanticipated translation gains and losses.

Commodity Risk

        Plasma is the key raw material used in the production of our products, which has historically accounted for more than half of our cost of goods sold. We procure plasma from our own plasma collection centers and from external suppliers, all located within the United States. In periods of rising demand for these materials, we may experience increased costs and/or limited supply. These conditions can potentially result in our inability to acquire key production materials on a timely basis, or at all, which could impact our ability to produce products and satisfy incoming sales orders on a timely basis resulting in the breach of distribution contracts, or otherwise harm our business prospects, financial condition, results of operations and cash flows. In addition, increased costs of materials or the inability to source materials could result in higher costs of production resulting in compressed profit margins, loss of customers, a negative effect on our reputation as a reliable supplier of plasma-derived products, or a substantial delay in our production growth plans. We believe that adequate sources of supply are currently available to sustain our current operating levels. Where appropriate, we lock into longer-term supply contracts as a basis to guarantee supply reliability. We continue to pursue a strategy of integrating a portion of our source plasma supply chain.

        For purposes of specific risk analysis, we used a sensitivity analysis to measure the potential impact to our consolidated financial statements for a hypothetical 10% increase in the cost of plasma used to produce the products sold during the six months ended June 30, 2007. Assuming this 10% increase in the cost of plasma, our cost of goods sold would have increased by $17.9 million and our gross margin would have been negatively impacted by 300 basis points for the six months ended June 30, 2007. This sensitivity analysis assumes that we would not be able to pass the hypothetical cost increase to our customers in the form of pricing increases.

INDUSTRY

Overview of the Plasma Products Industry

        Market Dynamics.    The human plasma-derived products industry has demonstrated total sales growth at a compound annual rate of approximately 7% globally over the past 20 years with worldwide sales of approximately $7.0 billion in 2005 based upon the MRB Worldwide Book and the MRB Worldwide Book 1984-2000. U.S. sales have grown at a compound annual rate of approximately 9% over the past 16 years with sales of $3.1 billion in 2006 according to the MRB U.S. Book. Consistent worldwide growth in demand and favorable supply/demand dynamics have generally provided a basis for price increases over the past three years. The key factors driving demand include population growth, the expansion of labeled indications for existing products, the discovery of new applications for plasma-based products, and the improvement in diagnosis of patients who will benefit from the therapies.

        Significant consolidation over the past five years has reduced the number of major producers of plasma products to five companies, including us. Three companies, including us, currently collectively account for over 82% of U.S. sales according to the MRB U.S. Book. This consolidation accompanied the exit of major non-profits, such as the American Red Cross, from the industry. The exiting non-profits operated under a different business model than commercial fractionators, viewing the plasma business as a way to offset costs of whole blood collection. The resulting industry has fewer participants, which tend to be larger, vertically integrated and more profit driven, with the economics necessary to permit them to invest in the development of new therapies and indications, and new more efficient and compliant facilities to serve the patient community.

        The outlook for the demand of plasma-derived products is positive. We expect demand for plasma-derived products to grow at a compound annual rate of 6% to 8% for the next five to seven years based upon the MRB IPPC Statistics and the MRB Worldwide Book. From 2005 to 2010 sales are anticipated to grow significantly, driven by the following factors:

  •
  population growth;

  •
  discovery of new applications and indications for plasma-based products;

  •
  growth of diagnosed cases (especially in A1PI and IGIV where the majority of patients are thought to be undiagnosed);

  •
  increased treatment of untreated but diagnosed patients;

  •
  increased patient compliance and appropriate treatment levels for diagnosed, treated patients; and

  •
  geographic market expansion.

        In addition, improved yields and production efficiency are driving margin expansion. We believe that growth in demand will sustain a favorable pricing environment.

        There are significant barriers to entry into the plasma derivatives manufacturing business, including the operationally complex nature of the business, which requires a highly skilled workforce with specialized know-how; significant intellectual property, including trade secrets relating to purification of products and pathogen safety; and the ability to comply with extensive regulation by the FDA and comparable authorities worldwide. Additionally, the construction and maintenance, including regular improvements necessitated by evolving standards of current good manufacturing practices (cGMP), of production facilities requires extensive capital expenditures and may involve long lead times to obtain necessary governmental approval. For example, we have invested over $466 million in our primary manufacturing facility since 1995. In addition, any new competitors in the U.S. would need to secure an adequate supply of U.S. plasma since, as a practical matter, although plasma collected in the U.S. may be certified for use in products sold in Europe, only plasma collected in the U.S. is certified for use in products sold in the U.S.

Since there are currently a limited number of independent plasma suppliers, any new competitor would likely have to develop their own U.S. based plasma collection centers and related infrastructure.

Plasma-Derived Products Market

        The three most important plasma proteins, which together constituted approximately 69% of the world's plasma-derived products in 2005, as measured by sales, and their therapeutic properties are:

  •
  IGIV products, which are antibody-rich plasma therapies that have long been used in the treatment of primary immune deficiencies (to provide antibodies a patient is unable to make) and certain autoimmune disorders (e.g., idiopathic thrombocytopenic purpura or ITP) where IGIV is thought to act as an immune modulator. Physicians frequently prescribe IGIV for a wide variety of diseases even though these uses are not described in the product's labeling and differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These unapproved, or "off-label," uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances. We believe that a majority of IGIV volume is used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities. Demand for IGIV has increased rapidly in recent years, and it now represents the largest plasma-derived product by value. It is one of the key growth drivers of the sector largely due to the increasing number of medical conditions for which IGIV is used. Global demand is expected to grow between 8% and 10% per annum, by volume, over the next three years with similar or higher expected growth in the U.S. Because IGIV is a complex mixture of antibody molecules, no recombinant (or synthetic) means of production currently exists, and IGIV can only be derived from human plasma. Our largest product, Gamunex Immune Globulin Intravenous (Human), is one of the leading products in the IGIV market with a reputation as a premium product within the intravenous immune globulin, or IGIV, category.

  •
  Factor VIII, which is a blood coagulation factor for the treatment of Hemophilia A. A recombinant substitute has been developed for Factor VIII. Recombinant Factor VIII is currently priced higher than plasma-derived Factor VIII because recombinants have generally been perceived in the market to be safer. Worldwide demand for Factor VIII is expected to increase to approximately 2,376 million international units by 2010. In 2005, worldwide sales of plasma-derived FVIII were $936 million and comprised 13% of the global plasma products. Recombinant FVIII sales in 2005 were $2.5 billion worldwide. Recombinant FVIII dominated in North America in 2005 with 88% of total FVIII sales and 80% of units. In Europe, recombinant FVIII had 71% of sales and 60% of the units. Within the Asia Pacific market, plasma-derived and recombinant FVIII each had about 50% of the market in sales and units. The plasma-derived FVIII market is forecasted to grow 1% per year through 2009, and the recombinant market is expected to grow 6% to 7% per year through 2009. We produce and market plasma-derived Factor VIII under our Koate DVI Antihemophilic Factor (Human) brand.

  •
  Albumin, which is used as an expander of plasma volume after significant blood losses during surgery or trauma, for severe burns or for patients with acute liver or kidney failures. Prices of, and demand for, albumin have stabilized recently as the market has recognized that albumin has therapeutic significance and cannot be substituted simply by synthetic volume expanders. The demand for albumin has increased since 2000 and is projected to grow moderately over the next few years. Prices for albumin have increased significantly since 2005, although they have not reached historical highs, as the average selling price for albumin reached $50.15 in 1998. The average selling price in 2006 was $24.00, which exceeded the average selling price of $15.58 in 2005. We produce and market albumin under a variety of brand names, including our Plasbumin albumin (human) and Plasmanate plasma protein factor (human) brands in the U.S.

        A fourth fraction, A1PI, is financially important to us and is growing in sales. From December 1987 to December 2002 we had the only FDA approved A1PI product, Prolastin A1PI, which had annual sales of $226.0 million in 2006. In December 2003, two competing A1PI products were introduced into the market. We expect that increased spending on patient identification and physician education, as well as product introduction in additional countries will increase the demand for A1PI products. Demand globally is expected to grow at 8% over the next three years.

        The following chart presents a breakdown of worldwide sales of plasma derivatives by product category in 2005.

2005 Plasma Derivative Worldwide Sales by Category

Plasma-Derived Products Sales by Geographic Region

        Due to the high demand and cost of plasma-based treatments, the majority of plasma sales are derived from the more economically developed regions in the world. Compared to the U.S. and Canada, where the industry is open, though highly regulated, Europe is characterized by local fractionators, considerable government control, and divergent health care systems. Japan is mainly supplied by local producers. The following chart presents a breakdown of the global sales of plasma derivatives by region in terms of sales in 2005.

Estimated 2005 Plasma Derivative Worldwide Sales by Region

Plasma Collection and Testing

        Plasma may be obtained in two different ways. The traditional method is through the separation of plasma from blood obtained from a blood donation. This is referred to as "recovered plasma." This plasma is the by-product of donations made at blood banks or transfusion centers because the main objective of these banks and centers is to obtain the blood cells and platelets.

        The second method for obtaining plasma is through a process called "plasmapheresis" whereby plasma is mechanically separated from the cellular elements of blood (such as red and white cells and platelets) through centrifugation or membrane filtration at the time the donation is made. These cellular elements are then returned to the donor as part of the same procedure. Because blood cells are returned, it is possible for individuals to donate plasma more frequently than whole blood. Plasma obtained through plasmapheresis is referred to as "source plasma."

        In order to prevent the deterioration of coagulation factors, plasma is typically frozen as soon as possible after collection. Source plasma is generally frozen within six (6) hours following donation, whereas recovered plasma must first be separated from the blood cells. Freezing must be carried out within 24 to 72 hours if intended for the fractionation and purification of proteins.

        U.S. and European regulatory authorities impose stringent requirements to avoid the transmission of blood borne diseases. Each donation is typically tested for the following infections: Hepatitis A, Hepatitis B, Hepatitis C, Parvo B-19 and HIV. Then it is sent to a fractionator, where it undergoes additional viral marker testing as well as nucleic acid testing in the production environment. Thereafter, it is broken down into its constituent parts, or "fractions." "Bulk" fractions are further refined into final products through various purification processes, formulation and aseptic filling.

        As a practical matter, although plasma collected in the U.S. may be certified for use in products sold in Europe, only plasma collected in the U.S. is certified for use in products sold in the U.S.

Production of Plasma-Derived Products (Fractionation)

        Three principle techniques are used to separate proteins into bulk fractions: the Cohn, Kistler-Nitschmann and Chromatography techniques.

  •
  Cohn.    Cohn, the most widely employed technique and the one we use, subjects plasma to varying conditions of alcohol concentration, pH level and temperature, to separate specific protein fractions from the plasma. The fractions are then collected using centrifugation or filtration. Following fractionation, the protein pastes are purified using steps such as solvent detergent treatment, caprylate incubation, column chromatography, and various methods of filtration. In 2003, we began use of the more advanced chromatography technique for purification of fraction II and III paste to produce our Gamunex IGIV product.

  •
  Kistler-Nitschmann.    Kistler-Nitschmann is derived from the Cohn process and is often used in smaller fractionation facilities. This technique produces a limited product range, consisting of primarily immunoglobulins and albumin.

  •
  Chromatography.    Chromatography separates plasma proteins by specifically targeting the unique characteristics of each protein, which include: molecular size, using gel filtration; charge, using ion exchange chromatography; and known reactions with specific molecules, using affinity chromatography. Chromatography has higher product purity and superior product yields compared to the Cohn technique. However, regulatory hurdles, including the approval process for the procedure and the type of production facility required, has made the cost of switching to chromatography very expensive. As a result, few plasma fractionators have adopted this technique for fractionation, although many use it for purification.

        Once the plasma has been broken down into bulk fractions using one of these separation techniques, each fraction undergoes a series of production steps including purification, filling, freeze-drying (for those products requiring lyophilisation), packaging and distribution. Purification involves the further isolation of the fraction, as well as viral removal/inactivation steps, using a variety of technologies. The specific procedures used differentiate the end product and are generally proprietary to each fractionator.

Plasma Supply Consolidation and Rationalization

        Plasma-derived product manufacturers secure human plasma from either external (e.g., a blood bank or external plasma collection center) or internal (e.g., self run plasma collection centers) sources. We expect to obtain about 45% of our plasma through our own collection centers in 2007 and our remaining plasma through contracts with various collection centers and other external sources. Historically, there had been an oversupply of plasma in the United States, but recently this trend has reversed. All three major producers are either fully integrated or, like Talecris, have a significant percent of their total plasma collection internalized as a result of vertical integration. The number of U.S. plasma centers declined 35% from 454 in 1996 to 296 in 2004 and then began to increase in 2005 reaching 315 centers at the end of 2006. Estimates predict a total of 340 centers by the end of 2007. There has also been a 7% decrease in the total volume of plasma collected worldwide, from 19.4 million liters of plasma collected in 2000 to 18 million liters collected in 2005. Prices of source plasma have increased over the past decade, driven by increased collection and testing costs, as well as some growth in demand. Volume demand in key products, however, has increased steadily for over 20 years. As a result, prices for key plasma-derived products have generally increased over the past three years.

        In addition to the overall reduction in plasma supply discussed above, this industry consolidation has reduced the number of suppliers. As a result, it is becoming increasingly difficult to resolve any significant disruption in supply of plasma or an increased demand for plasma with plasma from alternative sources.

Fractionation and Purification Capacity Rationalization

        As overall plasma supply was reduced in recent years, industry utilization of facilities and in some cases capacity for fractionation was also reduced. Currently, product production capacity may be limited by fractionation capacity or purification capacity. As plasma supply increases, we expect industry-wide fractionation capacity utilization to increase and reach near maximum by 2012. We believe that some manufacturers are currently constrained by lack of purification capacity, but that over this time period, purification capacity will also be increasing as planned new facilities come on line. We believe that beyond 2012, any significant increases in output will require significant investment in new facilities throughout the industry.

Industry Consolidation

        We believe that, in addition to the capacity reductions described above, the plasma products industry has been transformed in the past decade by an exit of traditional pharmaceutical companies, such as Aventis S.A., Bayer AG and Mitsubishi Pharma Corporation, and of major non-profits, such as the American Red Cross, from the plasma proteins business. Major pharmaceuticals exited for a number of reasons, including the high capital requirements of the plasma business and the desire to increase management focus on the traditional "small molecule" pharmaceutical business. Non-profits operated under a different business model than commercial fractionators, viewing the plasma business as a way to offset costs of whole blood collection. As such, non-profits were more inclined to maintain low finished product prices. Over the same period, the industry had undergone sudden restrictions in product supply, with the imposition of consent decrees resulting from regulatory action by the FDA against certain manufacturers, which limited their ability to release product for sale. These restrictions on product release were lifted in relatively close proximity in 2000 and 2001 resulting in a flood of pent-up inventory on the market, creating an excess supply environment. In response, the remaining producers subsequently rationalized production and plasma collection capacity and began to vertically integrate. The number of major producers of plasma products globally decreased from 13 in 1990 to 8 in 2002 and to 5 in 2005. Three major producers, including us, currently collectively account for over 82% of U.S. sales. The resulting industry has fewer participants, that tend to be larger, vertically integrated and more profit driven.

Recombinant Manufacturing

        During the late 1970s and early 1980s, a proportion of plasma-derived Factor VIII patients were exposed to HIV and Hepatitis C through contaminated FVIII products. In an effort to eliminate the risk of pathogen transmission, scientists developed recombinant or synthetic alternatives to plasma-derived FVIII products for the treatment of Hemophilia A and Hemophilia B.

        Recombinant products have taken a significant share of Factor VIII sales due to their independence from human plasma. Of the 4.7 billion units of Factor VIII sold in 2004, approximately 53% were recombinant. On a per unit basis, recombinants cost approximately 50% to 60% more than plasma-derived products and have been adopted more rapidly in the U.S. and industrialized nations. The high cost of recombinant products prevents their use in developing markets where plasma derivatives are the standard.

        Although recombinant technology could be used to produce any of the coagulation proteins found in blood, its use is limited to larger, more developed markets, which have the demand to sustain the high cost of development. Most other plasma products, such as IGIV and A1PI, are not currently produced using recombinant technologies for human therapeutic use.

        In the case of IGIV, this is due to its nature as a collection of different types of antibodies, which makes the development of a recombinant version very difficult. In the case of A1PI, we believe that no recombinant competitor has been developed, based on the limited number of currently identified patients.

        We have begun work to develop a recombinant version of Plasmin. We have secured intellectual property rights around this product and hope to eventually commercialize recombinant Plasmin for the treatment of ischemic stroke. The ability for us to produce therapeutic proteins by recombinant means would significantly expand our opportunities to produce additional products in the future.

U.S. Plasma Products Distribution

        Historically, manufacturers of plasma-derived products sought to distribute their finished product through the same distribution channels as pharmaceuticals, typically through wholesalers, which purchased products at fixed prices, re-sold them at contract prices and charged the difference to the manufacturer. The plasma therapeutics market, however, has evolved from wholesalers to highly specialized plasma distributors, including:

  •
  "Group Purchasing Organizations," or GPOs, which are umbrella buying groups representing inpatient and outpatient hospitals and non-acute members who benefit through consolidated supply contracts. GPOs do not purchase products directly, rather, they select authorized distributors which purchase inventory and handle all product logistics for their members. GPOs typically carry two or more of each brand of product under multi-year purchase contracts.

  •
  Wholesalers/Distributors either provide product direct to, or enter into distribution agreements with, hospitals, GPOs, and physician offices. The distributor is generally paid service fees for "encumbered" products on a GPO contract, or they purchase "unencumbered" products directly from manufacturers which are not part of a GPO contract and generally sold at a higher price than the GPO contract price. Distributors determine which customers receive this "unencumbered" product.

  •
  Homecare and specialty pharmacy providers are a growing segment which provides patient treatment in the home, either through self-medication or with the assistance of a nurse. Some homecare companies are extensions of hospital outpatient services and have the logistical support of the hospitals. Generally, homecare companies include the cost of other services rendered to patients at home, in addition to pdFVIII, IGIV, A1PI or other drugs, including nursing, physical therapy, and psychological support. These providers either purchase products direct from manufacturers or through GPOs.

  •
  Manufacturing Direct programs distribute products directly to a physician's office or patients.

        The distribution by product line and type may be summarized as follows:

  •
  It is estimated that 70% of the IGIV sold in the U.S. in 2005 was purchased by hospitals through contracts negotiated with GPOs; physician offices represented about 15% of IGIV volume; and homecare companies represented 15% of the IGIV volume.

  •
  Albumin is generally used in surgical and trauma settings and is generally sold to hospital groups along with IGIV.

  •
  Clotting factors, such as Factor VIII, generally are self administered by patients and are mainly channeled from manufacturers to patients through home care companies and similar agencies.

  •
  A1PI is generally administered by a nurse at home or at a hospital infusion suite. In the U.S., Prolastin A1PI is sold directly to patients through our Talecris Direct program and is fulfilled by Centric Health Resources, in which we hold a 33% equity interest. Competing products in the U.S. generally sell to homecare providers.

BUSINESS

Overview

        We are a biopharmaceutical company that is one of the largest producers and marketers of plasma-derived protein therapies in the world. We develop, produce, market and distribute therapies that extend and enhance the lives of people suffering from chronic and acute, often life-threatening, conditions, such as immune deficiency disorders, alpha-1 antitrypsin (AAT) deficiency, infectious diseases, hemophilia and severe burns. In 2006, our internal estimates show that we ranked second in the North American market with a 27% share of combined product sales and contract manufacturing based upon the MRB U.S. Book, the MRB Canada Book and the MRB Worldwide Book. In 2005, we ranked third in the $7.0 billion global market with a 14% share of product sales according to the MRB Worldwide Book.

        We began operations as an independent company on April 1, 2005, upon the completion of our acquisition of substantially all of the assets and specified liabilities of the Bayer Plasma Products Business Group, an operating unit of the Biological Products division of Bayer Healthcare LLC, which is a subsidiary of Bayer AG. During the year ended December 31, 2006, we generated net revenue and net income of $1.1 billion and $87.4 million, respectively, and EBITDA and adjusted EBITDA of $140.7 million and $264.1 million, respectively.

        Our largest product, Gamunex Immune Globulin Intravenous (Human), is one of the leading products in the IGIV market with a reputation as a premium product within the intravenous immune globulin, or IGIV, category based upon the MRB Worldwide Book and the MRB U.S. Book. Our second largest product, Prolastin Alpha 1 Proteinase Inhibitor (Human), was granted "orphan drug" status and has the largest share of sales in the United States and European Union and a high degree of brand recognition within the alpha-1 proteinase inhibitor, or A1PI, category, which is one of the fastest growing categories of this industry. Our six key products categories and their indications are given in the table below:

Segment and Talecris Key Products	Our Indications	Talecris Share of Sales	Market Historic Growth Rate GAGR	Talecris Net Revenue 2006(000's)

IGIV Gamunex IGIV	U.S. and EU—Primary Immune Deficiency Idiopathic Thrombocytopenic Purpura. EU only—Guillain Barre Syndrome, Chronic Lymphocytic Leukemia, Post Bone Marrow Transplant	26%—U.S.(1) 19%—Worldwide(2)	15%—U.S.(3) 11%—Worldwide(4)	$460,036—U.S. $649,903(7)—Worldwide

A1PI Prolastin A1PI	AAT Deficiency related emphysema	71%—U.S.(1) 78%—Worldwide(2)	16%—U.S.(3) 15%—Worldwide(4)	$157,732—U.S. $225,986—Worldwide

Albumin Plasbumin-5 (Human) 5% USP Plasbumin-20 (Human) 25% USP Plasmanate, Plasma Protein Fraction 5% USP	Plasma expanders, severe burns, acute liver and kidney failures	15%—U.S.(1) 7%—Worldwide(2)	21%—U.S.(5) 5%—Worldwide(4)	$33,536—U.S. $73,768(7)—Worldwide

Factor VIII Koate DVI	Hemophilia A	3%—U.S.(1) 3%—Worldwide(2)	6%—U.S.(6) 0.3%—Worldwide(4)	$4,536—U.S. $40,880—Worldwide

Antithrombin III Thrombate III antithrombin III	Anticoagulant	100%—U.S.(1) 7%—Worldwide(2)	2%—U.S.(8) -4%—Worldwide(4)	$12,037—U.S. $12,037—Worldwide

Hyperimmunes GamaStan, HyperHepB, HyperRho, HyperRab, HyperTet	Hepatitis A, Hepatitis B, Rabies, RH Sensitization, Tetanus	17%—U.S.(1) 10%—Worldwide(2)	3%—U.S.(5) 5%—Worldwide(4)	$45,578—U.S. $60,107—Worldwide

(1)
For the 2006 calendar year, according to MRB.

(2)
For the 2005 calendar year, according to MRB.

(3)
Represents the compound annual growth rate from 1996 to 2006, calculated based on data from MRB.

(4)
Represents the compound annual growth rate from 1994 to 2005, calculated based on data from MRB.

(5)
Represents the compound annual growth rate from 2003 to 2006, calculated based on data from MRB.

(6)
Represents the compound annual growth rate from 1986 to 2006, calculated based on data from MRB.

(7)
Includes tolling revenues from Canadian blood system.

(8)
Represents the compound annual growth rate from 2000 to 2006, calculated based on data from MRB.

        We established our leading market positions through a history of innovation including developing the first ready-to-use 10% liquid IGIV product in North America and the first A1PI product globally. We continue to develop products to address unmet medical needs and employ over 220 scientists and support staff to develop new products, expand the uses of our existing products, and enhance our process technologies. We focus our research and development efforts in three key areas: continued enhancement of our process technologies, including pathogen safety, life cycle management for our existing products, including new indications, and discovery of new products. Our research and development expenditures amounted to $66.8 million for the year ended December 31, 2006.

        Our business is supported by a fully integrated infrastructure including 47 plasma collection centers, two owned and operated manufacturing facilities, a differentiated distribution network and sales and marketing organizations in the U.S., Canada and Germany. Our heritage of patient care innovations in therapeutic proteins dates back to Cutter Laboratories, which began to produce plasma-derived products in the early 1940s, and its successor companies, including Miles Inc., Bayer Corporation and Bayer Healthcare LLC. Our long experience as a producer and marketer of plasma-derived protein therapies has enabled us to forge strong ties with members of the medical community, patient advocacy groups and our distributors.

Competitive Strengths

        We believe that the following strengths position us to compete effectively in the plasma products industry:

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  Premium Global Liquid 10% IGIV product.    Our brand, Gamunex IGIV, launched in North America in 2003 as a premium ready-to-use liquid IGIV product, is one of the leading products in the IGIV market. We believe Gamunex IGIV is considered to be the industry benchmark due to a comprehensive set of differentiated product characteristics that have positioned it as the premium product in its category since its launch. Gamunex IGIV is a ready-to-use 10% liquid product with no sugar, which makes it a product of choice for many at risk patients. We are the preferred liquid IGIV of allergists/immunologists in the United States (source: Harris Interactive Report January 2007). As a measure of our focus on continued enhancement of product safety, our IGIV therapy is labeled by the FDA with respect to prion removal. We also use a patented caprylate process that preserves more of the fragile IgG proteins compared to prior generation IGIV products made with a harsher solvent detergent purification process. As a result of its differentiated characteristics, Gamunex IGIV achieves a price premium compared to most other IGIV products. We focus on enhancing this position in this attractive product class through continued innovation. We are currently pursuing an indication for Gamunex IGIV in CIDP (chronic inflammatory demyelinating polyneurophathy) and have been granted fast track review and orphan drug designation by the FDA. In addition, we are also developing various subcutaneous administration concentrations of Gamunex IGIV.

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  Leading Producer of A1PI with Strong Brand Recognition.    We are the world's largest producer of A1PI, which is used for the treatment of AAT deficiency-related emphysema. Prolastin A1PI has the leading share of sales in the United States and the European Union, and is the only A1PI product licensed in Canada, Germany, Italy and Austria. While other manufacturers began selling A1PI products in the United States and Spain beginning in 2003, we continue to benefit from having been the first provider in this product class and from our strong relationships with the primary patient advocacy groups. Our Talecris Direct direct-to-patient delivery system with a sophisticated disease state management program provides us a competitive advantage through increased patient loyalty, a high degree of channel integrity, proprietary customer and sales data, and a predictable revenue stream with better economics than indirect channels. We remain committed to expanding our A1PI presence globally. In 2006 we became the first producer of an A1PI therapy to complete a Mutual Recognition Procedure giving us the regulatory approval necessary to sell Prolastin A1PI in ten additional European countries where, based upon our internal estimates, we believe approximately 30% of the global patient population may reside and where there is no other licensed A1PI product. We are currently in reimbursement negotiations in these countries. In addition, we are developing additional product enhancements, including Alpha-1 MP A1PI, providing for increased yield and purity, and an inhaled version of our A1PI product.

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  Leader and Innovator in the Global Plasma Products Industry with a Well-Established, Integrated Platform.    We are one of the largest producers and marketers of plasma-derived protein therapies in the world. We have a successful history of product innovation and commercialization, and we possess specific expertise and core competencies in the development, purification, large-scale manufacture and sale of protein therapeutics. Our longstanding infrastructure, processes and expertise have enabled us to develop a stable of growing marketed products and create a robust pipeline of potential new products.

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  Process Innovation: We are the developer of the first ready-to-use 10% liquid IGIV product in North America and the first A1PI product. We have applied new developments in protein purification, including caprylate and chromatography technologies, to develop the next generation of industry leading products, and are now selling a third generation IGIV product while many of our competitors have only begun to produce their first generation liquid.

  •
  R&D Pipeline: Our current research and development consists of a range of programs that aim to obtain new therapeutic indications for existing products, enhance product delivery, improve purity and safety, and increase product yields. We are currently conducting clinical trials with Gamunex IGIV-concentrated and Prolastin Alpha-1 MP A1PI. In addition, our Phase I/II candidate, Plasmin, represents an opportunity to expand into a new market addressing the dissolution of blood clots including acute peripheral arterial occlusion (aPAO) and ischemic stroke.

  •
  Enhancing future growth through recombinant protein technology: Our protein products expertise is also applicable beyond plasma-derived products, as shown by the patent applications we filed regarding our recombinant version of Plasmin. Recombinant protein technology permits the production of proteins, including human proteins, in bacteria, yeast, or cell cultures. We are currently developing a commercial process to produce recombinant Plasmin and plan to pursue the development of recombinant Plasmin to treat ischemic stroke. While recombinant products are not likely to replace our current key products, the ability to produce therapeutic proteins by recombinant means significantly expands our opportunities to produce additional products in the future.

  •
  Established Infrastructure Supported by Proven Operating Expertise.    Fractionating and purifying therapeutic proteins from human plasma is a complex and difficult process due to the fragility of the proteins and the potential for contamination. Our many years of reliably producing and supplying quality plasma therapeutics demonstrate our expertise in this field. There has never been a documented or confirmed transmission of disease through our IGIV or A1PI products. Our facilities at Clayton, North Carolina have benefited from approximately $466 million in capital investment since 1995, including compliance enhancements, general site infrastructure upgrades, capacity expansions, and new facilities, such as our chromatographic purification facility and our high-capacity sterile filling facility. Our Clayton site is one of the world's largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins. Together with our facility in Melville, New York, we have a combined fractionation capacity of 4.2 million liters of plasma per year.

  •
  Favorable Distribution Arrangements.    We enjoy favorable distribution arrangements, particularly in North America for our IGIV products.

  •
  Our size, history and reputation in the industry have enabled our sales force to establish direct and indirect channels for the distribution of our products, and have provided us with experience in appropriately addressing our key regulators, doctors, patient advocacy groups and plasma protein policy makers.

    •
    Since the late 1980s, we have been the "supplier of record" for the Canadian blood system. We have contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec, to provide plasma-derived products. Our contracts with the Canadian blood system operators are renewable every three to five years, following a competitive bidding process, with new contracts expected to be awarded in 2007 and to be effective April 1, 2008. Under these contracts, we fractionate 100% of Canadian plasma and supply a majority of the Canadian requirements for IGIV. We transport plasma from Canadian Blood Services and Hema Quebec collection centers to North Carolina for manufacture, and return the finished product, along with commercial product, for sale to Canadian Blood Services and Hema Quebec. Pricing for our products and services is set at the beginning of the contract period, subject to adjustment for inflation. The contracts are terminable upon default, or the occurrence of certain events, including a third-party obtaining Canadian regulatory approval to introduce a significantly superior product or fractionation service, our products or services becoming obsolete, or if we make certain nonrelated improvements and Canadian Blood Services or Hema Quebec do not accept the associated price increase. These three to five year contracts are currently the largest government contracts for IGIV units globally, some of which are toll manufactured from plasma collected in Canada. These agreements expire in March 2008. Succeeding another round of bidding we have negotiated material terms for a new five year agreement with Canadian Blood Services and Hema Quebec to be the primary fractionator of Canadian plasma, the primary supplier of commercial IGIV, and the supplier of other plasma derived products. We anticipate entering into final agreements in the near future.

    •
    Since 2005, we have rationalized our distribution network and simultaneously entered into long-term distribution agreements with major hospital group purchasing organizations, or GPOs, home care and specialty pharmacy providers and distributors which we believe grant us favorable volume, pricing, and payment terms, including financial penalties if they fail to purchase the agreed volume of products. We have made appropriate commitments to the Public Health Service and Federal Supply Schedule programs as part of our distribution system.

  •
  Experienced, Proven Management Team.    Our business is led by an experienced management team, with our executive officers having an average of nearly 8 years of experience in the plasma/protein therapeutics business and an average of over 16 years of experience in healthcare-related businesses, as well as a broad spectrum of general business experience. Our management team has been effective and successful in transitioning our business from a division of Bayer to a stand-alone company, a process that required sophisticated planning and the development of extensive infrastructure. We have both the complex technical knowledge required in the protein therapeutic products industry and proven competency in commercializing protein therapeutic products. As a partially vertically integrated company we have the technical knowledge and competence required in the plasma-derived products industry, from plasma collection through product development, manufacturing and commercialization of therapeutic protein products.

Business Strategy

        Our goal is to be the recognized global leader in developing and delivering premium protein therapies to extend and enhance the lives of individuals suffering from chronic, acute and life-threatening conditions. The key elements of our strategy for achieving this goal are as follows:

  •
  Capitalize on favorable industry dynamics.    The plasma-derived protein therapeutics industry is enjoying favorable conditions. As a result of the long-term increase in demand for our plasma-derived products and limits in production and collection capacity, pricing has increased steadily for our key plasma-derived products since 2004. We intend to serve the overall market growth with incremental increases in production capacity and expect to implement measured price increases for most of our products in 2007 and 2008. Price increases may be influenced by a number of considerations, including increases in costs, the need to maintain patient access to products, the rate of inflation and the need for capital and other investments.

  •
  Realize operating leverage.    We seek to improve our profitability by capitalizing on the operating leverage in our business model. During 2005, we formalized a five-year operations improvement program which currently encompasses over 70 active projects focused on enhancing efficiency, increasing yield, reducing product rejects, lowering cycle times, and improving utilization of plasma and other raw materials. As a result, in part, of these efforts, our gross profit margin has increased from 22.4% in the quarter ended September 30, 2005 to 35.6% in the quarter ended June 30, 2007. A significant portion of our cost structure, other than raw materials, is relatively fixed and therefore incremental volume contributes significant additional profit. As we expand our supply of plasma, we intend to increase production and leverage our existing operations, intellectual property, expertise, distribution channels and infrastructure. Over the longer term, we plan to leverage available capacity in Gamunex IGIV purification even if we do not produce added quantities of other therapies. If successful, this plan could result in lower gross profit margin, but greater profit and cash flow. Maintaining our profitability will assist us in meeting the need for additional research and development, increasing raw material costs, and the significant investments necessary to maintain and expand production to preserve access to the therapies.

  •
  Expand plasma collection platform to support growth.    In order to enhance the predictability, sustainability and profitability of our plasma supply, we plan to grow and integrate our raw material supply chain through the expansion of our plasma collection platform. As a result of our aquisition of plasma collection centers from IBR and our multistage program to open new centers, we currently operate 30 licensed plasma collection centers and 17 centers that are open but have not yet been licensed. We are also developing additional centers, both through properties we acquired from IBR and our internal program. As we do not use plasma from a collection center until it is licensed (a process that can take many months to complete), we are working with the FDA to expeditiously license all of our centers. We have also entered into agreements with third parties to develop and operate plasma centers dedicated to supplying plasma to us, which we will have the option to purchase. We expect to collect approximately half of our plasma supply from our own centers in 2007 and as much as 75% by 2009.

  •
  Manage product life cycles to maximize profitability.    We manage the life cycles of our products by allocating research, development and marketing resources to extend the commercial life of our products and brands. We continually evaluate new therapeutic indications, new methods of administration, and new formulations to maintain or increase our products' sales potential. For example, we successfully developed and introduced Gamunex IGIV as a higher-yield, well tolerated successor version of our Gamimune IGIV product. Plasmin represents a significant opportunity to expand into a new market. Pre-clinical and Phase I studies indicate that Plasmin may result in a safer and faster treatment for restoring blood flow through arteries and veins obstructed by blood clots. In addition, we have under development Alpha-1 MP IV, an A1PI product derived from a process designed to achieve higher yield as well as higher purity than Prolastin A1PI; an aerosolized A1PI product; a subcutaneously administered formulation of Gamunex IGIV; and a new indication for Thrombate III antithrombin III. Through these methods, we believe we can leverage our brand equity, market position, know-how and production assets to continue our growth in the near- and mid-term.

  •
  Optimize geographic presence.    We intend to maintain a leading share of sales for Prolastin A1PI and Gamunex IGIV in North America and Germany while selectively expanding sales into other countries. We completed Mutual Recognition Procedures for both Prolastin A1PI and Gamunex IGIV in 2006 with ten European Union member states, allowing us access to sell Prolastin A1PI and Gamunex IGIV in those countries. We are negotiating reimbursement rates for these countries before beginning sales. We also make opportunistic sales to other countries, usually through government bidding processes, where we can achieve favorable pricing. We have established new entities in both Canada and Germany to directly manage all commercial activities in the key markets. We have also established distribution networks in the rest of Europe and other key international markets. This new international business structure provides us an essential platform for optimizing our international revenue and profitability as additional product becomes available.

  •
  Invest in the development of Plasmin and Recombinant Plasmin.    Plasmin represents a significant longer-term opportunity to expand into a new market. We are developing Plasmin as a therapeutic for restoring blood flow through arteries and veins that have become obstructed by blood clots. Pre-clinical and Phase I clinical studies indicate that Plasmin may result in a safer, faster, and more effective treatment than current therapies. We are also developing a recombinant version of Plasmin as a potential treatment for ischemic stroke. We believe that the potential of Plasmin as a thrombolytic agent offers us an opportunity to provide a therapy from a previously unutilized fraction of plasma, as well as a significant new recombinant product.

Our Products

        We have a strong product portfolio with over ten licensed products focused on what we believe to be the fastest growing and most attractive areas of the plasma-derived products industry. Our sales are driven primarily by IGIV and A1PI products, which collectively accounted for approximately 74.8% and 75.5% of our total net revenue for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. The following is a discussion of our key products or product classes:

IGIV—Gamunex

        IGIV products are antibody-rich plasma therapies that have long been used in the treatment of primary immune deficiencies and certain autoimmune disorders (e.g., idiopathic thrombocytopenic purpura (ITP)). For many indications IGIV is thought to act as an immune modulator; however, in most cases formal regulatory approvals have not been obtained. We believe that the overall IGIV market is still significantly underdeveloped, due to under-diagnosis of conditions amenable to IGIV therapy, physician under-dosing for current indications and underutilization for many indications where it has demonstrated efficacy. We believe that we are well positioned to benefit from any upside IGIV demand particularly as we have completed a placebo controlled phase III study for treatment of chronic inflammatory demyelinating polyneuropathy (CIDP) and plan to file for the first IGIV neurological indication in CIDP in 2007. We have been granted orphan drug and fast track designation for this indication by the FDA. We believe demand for IGIV products will generally increase as a result of new European Agency for the Evaluation of Medicinal Products (EMEA) and FDA approved indications, physician education on diagnosis and treatment options and development of consensus guidelines (to ensure appropriate therapeutic use and optimal dosing). Our compliance program is focused on having the systems in place to respond appropriately to regulatory restrictions on off-label promotion.

        In 2003, we became the first producer to commercialize a high concentration 10% chromatographically purified liquid version of IGIV. The majority of competing IGIV products are either lyophilized powders that require time consuming reconstitution or lower concentrated liquids, most of which contain high levels of sugars and salt that pose increased risk of adverse events particularly in patients with cardiovascular risk factors and/or renal insufficiency. Gamunex IGIV provides a combination of characteristics that are important to physicians, nurses and patients. It is a ready-to-use 10% liquid, which simplifies infusions by eliminating the need for time consuming reconstitution processes necessary with lyophilized (freeze dried) products. Gamunex IGIV has been shown to be effective and well tolerated in the treatment of PID (immune deficiency) and ITP (autoimmune disorder) in the largest clinical trials ever conducted with an IGIV product for these indications. Gamunex IGIV has a sugar-free formulation, which makes it the product of choice for many at-risk patients. We use a patented caprylate purification process in the production of Gamunex IGIV, which results in higher yields of the fragile IgG proteins, compared to harsher purification processes. The caprylate process maintains the integrity of the IgG protein by allowing it to remain in solution during processing, maximizing biologic integrity and purity. Our high yield allows us to produce more IGIV doses per liter of plasma, improving our gross margin. We believe it is this comprehensive set of features, together with our history as the first producer of a ready-to-use liquid IGIV product in North America and our reputation for quality and innovation, that has resulted in a high level of brand recognition among prescribing physicians and the patient community and has contributed to our holding a leading position in sales of IGIV since the mid-1990s, currently with Gamunex IGIV and previously with its predecessor, Gamimune IGIV.

        The approved indications for Gamunex IGIV in the U.S. are Primary Immunodeficiency and Idiopathic Thromobocytopenia Purpura. Gamunex IGIV is also approved in the European Union for Guillain Barre Syndrome, Chronic Lymphocytic Leukemia and post bone morrow transplant.

        In 2005, our liquid Gamunex IGIV was the worldwide market leader with 19% share and reported sales totaling $488.4 million. In 2006, we had a 26% share of the U.S. market in sales and 24% share in unit volume. Since 2005, we have not been able to produce enough IGIV to fill all of our orders for the product to meet global demand, due to limitations on our plasma supply. From 1994 to 2005, global IGIV unit volume grew at a compound annual rate of 9% while U.S. IGIV unit volume grew at a compound annual rate of 17% from 1986 to 2006. Over the next five to seven years, we expect global unit demand for IGIV to grow at a compound annual rate of approximately 6% to 8% based upon the MRB IPPC Statistics and the MRB Worldwide Book.

        For the year ended December 31, 2006 and the six months ended June 30, 2007, Gamunex IGIV net revenue was $592.6 million and $317.2 million, respectively.

A1PI—Prolastin

        A1PI is a naturally occurring, self-defensive protein produced in the liver. A1PI is used to treat congenital AAT deficiency-related emphysema. This deficiency may predispose an individual to several illnesses but most commonly appears as emphysema in adults. Sales of A1PI are one of the fastest growing of any plasma product, with an expected compound annual growth rate in sales of 10% to 13% worldwide per year over the next five years. U.S. sales of A1PI have experienced a compound annual growth rate of 16% since 1996 and totaled $226.0 million in 2006. Average A1PI pricing in the United States has increased 1.4% from $286.1 per gram in 2005 to $290.0 per gram in 2006. Our Prolastin A1PI product represented 78% of worldwide A1PI sales in 2005 and 71% of U.S. A1PI sales in 2006 according to the MRB Worldwide Book and the MRB U.S. Book.

        Prolastin A1PI has the leading market share in the U.S., and is the only A1PI product licensed in Canada, Germany, Italy and Austria. From 1987 when our A1PI product, Prolastin A1PI, was granted orphan drug status, until December 2002, our product was the only A1PI therapy licensed for sale in the U.S. As a result, sales growth in the U.S. was constrained by our ability to supply Prolastin A1PI. Since 2003, two competitors have obtained approval for sale of their A1PI products in the U.S. As a result of our first-mover advantage, pricing, brand strength and direct-to-patient distribution model, we lost very few of our patients to competitors, which rely on identification of new patients to establish their market share. Globally, we continue to focus on access to new markets and patient identification efforts, including developing diagnostic kits, as a way to increase sales of A1PI.

        The number of U.S. patients undergoing A1PI treatment has increased from 2,080 in 2002 to approximately 3,571 in 2006. There are an estimated 200,000 individuals with AAT in North America and Europe, but only approximately 27% have symptomatic lung disease. Many individuals with symptoms are misdiagnosed before receiving a diagnosis of AAT deficiency-related emphysema. Based on patient registries in twelve European countries, we believe that severe AAT deficiency is also prevalent in Europe, and that European patients may represent approximately 30% of potential global sales.

        Epidemiological surveys have demonstrated that there is significant latent demand as only approximately ten percent of all patients in need of treatment have been identified (source: Alpha-1-antitrypsin deficiency. High prevalence in the St. Louis area determined by direct population screening. Silverman EK, et al. Am Rev Respir Dis. 1989; 140:961-966). Even fewer patients are being treated using an A1P1 product due to the limited number of countries with licensed product. This represents two distinct opportunities for market expansion—improved disease awareness leading to increased patient identification, and gaining licenses in new markets where there has not been access to A1P1. In 2006, we became the first producer of A1PI therapy to receive approval under a Mutual Recognition Procedure to sell product in ten additional European countries. We are in reimbursement discussions in these countries and expect expanded international sales to be a near- and mid-term driver of our growth.

        Our distribution approach for Prolastin A1PI leverages on our brand recognition, customer loyalty and our relationship with AlphaNet, a patient advocacy group. Unlike our competitors, our Prolastin A1PI product is shipped directly to the patient through Centric Health Resources, a prescription fulfillment provider. We own 33% of Centric's common stock. This approach is designed to enhance user convenience and ensure the patient of an uninterrupted supply of Prolastin A1PI. In addition, every patient on Prolastin A1PI receives disease management support through the Talecris Direct program that has proven to significantly reduce respiratory exacerbations and improve patient care.

        We believe we are well suited to maintain a leading position in, and further penetrate the market for, A1PI due to a number of factors, including the following:

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  We have a well-established and respected brand—Prolastin A1PI—supported by direct to patient service systems in the U.S. and Germany.

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  In 2006, we completed a Mutual Recognition Procedure to sell product in ten additional European countries with significant identified patient populations. We are in reimbursement discussions in these countries and expect expanded international sales to be a near- and mid-term driver of our growth. Competitors are currently only licensed in the U.S. or Spain.

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  We have strong physician and patient community relationships developed over 20 years.

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  We continue to devote resources to increase disease awareness and support diagnostic testing to increase the identified patient population.

        For the year ended December 31, 2006 and for the six months ended June 30, 2007, Prolastin A1PI net revenue was $226.0 million and $135.9 million, respectively.

  Hyperimmunes

        Hyperimmunes are antibody rich preparations, the majority of which are used to provide antibodies to counter specific antigens. Traditional "gamma globulin," which one might receive prior to foreign travel, is one example. Other products, collectively referred to as hyperimmune globulins, are made from human plasma collected from donors with immunity to specific diseases. We have one of the broadest lines of FDA approved hyperimmunes for hepatitis, rabies, tetanus and treatment of Rh negative women pregnant with Rh positive children.

        In 2005, sales of hyperimmunes worldwide were $586 million and comprised 8.4% of global plasma products. Worldwide hyperimmune sales are forecasted to grow 5% to 6% a year through 2009. In the U.S., hyperimmunes sales totaled $273.1 million in 2006. Our hyperimmune net revenue was $60.1 million in 2006 and $31.3 million for the six months ended June 30, 2007. We had a 17% share of U.S. sales in 2006.

  Albumin

        Albumin is the most abundant protein in human plasma. It is a protein synthesized by the liver and performs multiple functions, including the transport of many small molecules in the blood and the binding of toxins and heavy metals, which prevents damage they might otherwise cause. Recent studies have indicated the therapeutic benefit of albumin in some surgical settings compared to alternatives such as starch solutions, which has helped increase demand for albumin recently after a period of declining demand and depressed prices.

        Since 2005, pricing for albumin has strengthened considerably, although it still remains below historical peaks. In 2005, sales of albumin were $898 million worldwide. Sales in the U.S. were $221.2 in 2006, with a 61.4% annual increase in average price per unit and a 7.7% decrease in volume in the U.S. We had 15% of U.S. sales in 2006.

        Some of our indications for albumin are:

•	Emergency treatment of Hypovolemic Shock	•	Burn therapy	•	Hypoproteinemia with or without edema
•	Adult Respiratory Distress Syndrome (ARDS)	•	Cardiopulmonary bypass	•	Acute Liver Failure
•	Neonatal Hemolytic Disease	•	Acute Nephrosis	•	Eythrocyte Resuspension
•	Renal Dialysis

        We renewed commercial efforts for low aluminum albumin in 2005. Low aluminum albumin is needed for patients who may be at high risk for aluminum toxicity from parenteral treatments. These individuals include newborns and premature infants, the elderly, patients with impaired renal function, patients receiving total parenteral nutrition, and burn patients. This improvement allows us to offer health care professionals one albumin product for all of their patients. Currently, approximately 12% of our global sales of albumin is low aluminum.

        We are licensed to produce and market albumin under a variety of brand names, including our Plasbumin albumin (human) and Plasmanate plasma protein factor (human) brands in the U.S. We believe that the advent of substitute products has acted to commoditize prices in sales of albumin.

        We had $62.7 million and $37.1 million in net revenue from the sale of albumin products for the year ended December 31, 2006 and for the six months ended June 30, 2007, respectively. We expect that we will experience a decline in albumin sales over the course of 2008 as a result of the settlement of a customer dispute.

Plasma-Derived Hemostasis Products

        Plasma-derived hemostasis products are used to treat patients who either lack one of the necessary factors for blood clotting or suffer from conditions in which clotting occurs abnormally. There are 13 blood coagulation factors found in human blood.

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  We produce plasma-derived Factor VIII, or pdFVIII. Factor VIII is the primary treatment for Hemophilia A, a congenital bleeding disorder caused by a deficiency of coagulation agents in the blood. We had $40.9 million in pdFVIII net revenue for the year ended December 31, 2006 and $15.5 million in net revenue for the six months ended June 30, 2007, under our Koate DVI Antihemophilic Factor (Human) brand. Sales of plasma-derived hemostasis products in 2006 were $353.8 million in the U.S. In 2005 sales were $1.5 billion worldwide (includes plasma-derived FVIII, FIX, ATIII, and vwD&FVII). Plasma-derived Factor VIII faces significant competition from higher priced recombinant products that are not derived from plasma. PDFactor VIII has lost market share to recombinant products, which have generally been perceived to have lower risk of disease transmission than our non-recombinant Factor VIII product. These recombinant products, however, currently lack proteins essential for the treatment of certain conditions.

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  ATIII is an important anticoagulant and ATIII therapies are designed to treat and prevent thromboemboli, or spontaneous clotting within vital organs, in patients with congenital ATIII deficiency during high risk surgery, pregnancy or childbirth. Our ATIII product, Thrombate III antithrombin III (human) is the only product licensed in the U.S. to treat patients suffering from ATIII deficiency. For the year ended December 31, 2006, we had $12.0 million in ATIII net revenue under the Thrombate III ATIII brand and we had $6.7 million in net revenue for the six months ended June 30, 2007. Our ATIII product is currently produced for us by Bayer pursuant to a manufacturing agreement. We anticipate shifting production of ATIII to our facilities in 2011, which we expect will allow for further volume increases.

PPF-powder

        We provide PPF-powder used by Bayer for the fermentation of Kogenate, Bayer's recombinant Factor VIII product that Bayer retained at the time of our formation transaction. Recombinant Factor VIII, or rFVIII, is a factor VIII product produced by fermentation of cells transfected with human genes. We will continue to provide PPF-powder to the Bayer Kogenate business through 2008 pursuant to a supply agreement with potential extensions to 2012. We had $40.6 million in PPF-powder net revenue for the year ended December 31, 2006 and net revenue of $19.0 million for the six months ended June 30, 2007.

Research and Development

        We have a strong commitment to science and technology with a track record of accomplishments and pipeline opportunities. Our research and development expenditures amounted to $66.8 million for the year ended December 31, 2006 and $29.0 million for the six months ended June 30, 2007. We have approximately 220 scientists and support staff involved in various research and development projects and support for technical operations.

        We focus our research and development efforts in three key areas: continued enhancement of our process technologies, including pathogen safety, life cycle management for our existing products, including new indications, and discovery of new products. To the extent we wish to add new products to our research and development pipeline, we anticipate making opportunistic business acquisitions or partnering with other companies with projects that fit our expertise.

        The following information presents the clinical development stage of various product candidates currently in our development pipeline. The content of our development portfolio will change over time as new plasma products progress from pre-clinical proof of principle to development to market, and as we discontinue testing of product candidates that do not prove to be promising or feasible to develop. Due to the uncertainties and difficulties of the development process, it is not unusual for protein therapeutics, especially those in the early stages of investigation but including later stage candidates as well, to be terminated or delayed as they progress through development.

        We cannot assure you that any of the products listed below will eventually be approved and marketed. The fact that a product candidate is at a late stage of development does not necessarily mean that clinical testing will ultimately succeed or the product will eventually pass that phase and be approved for marketing. We may at any time discontinue the development of any of these products due to the occurrence of an unexpected side effect or for any other reason.

Product	Therapeutic area	Product type	Use	Development phase
Gamunex IGIV (TAL-05-0004)	Immunology and Neurology	intravenous	neurology/CIDP	phase III
Gamunex IGIV—10% (TAL-05-0002)	Immunology and Neurology	subcutaneous	primary immune deficiency	open IND
Gamunex IGIV—concentrated (TAL-05-0002)	Immunology and Neurology	subcutaneous	primary immune deficiency	preclinical
Plasmin (TAL-05-00013)	Thrombolytic	plasma-derived Plasmin	peripheral arterial occlusion	phase I
recPlasmin	Thrombolytic	recombinant Plasmin	vascular occlusions	preclinical
Prolastin Alpha-1 MP A1PI	Respiratory	modified process	AAT deficiency	phase III
Prolastin A1PI Aerosol (Alpha-1 Aerosol) (TAL-6005)	Respiratory	aerosol delivery	AAT deficiency	preclinical
Thrombate III Antithrombin III	Hemostasis	intravenous	delayed graft function	preclinical

Gamunex IGIV (TAL-05-0004)

        We are investigating an indication for Gamunex IGIV for CIDP (chronic inflammatory demyelinating polyneuropathy). This neurological disorder is characterized by progressive weakness and impaired sensory function in the legs and arms. If successful, this would be the first neurological indication for an IGIV product. We completed a clinical trial in 2006 to evaluate the effectiveness of Gamunex IGIV in treating CIDP and expect to submit amendments to our marketing authorizations to include this indication. We are also developing subcutaneous administration 10% and 17% (TAL-06-0002) concentrations of Gamunex IGIV to meet a growing market demand for subcutaneous self-administration of immunoglobulin for PID (Primary Immune Deficiency) patients. We are developing this administration for Gamunex 10% concurrent with the development of a high concentration product.

Plasmin (TAL-05-00013)

        Plasmin, a thrombolytic agent, is our most innovative pipeline product. Plasmin is purified from human plasma in its inactive, zymogen form, plasminogen. Historically, attempts to use plasminogen in clinical settings have been impeded by the inability to provide sufficient quantities of Plasmin at the site of clotting before it autodegraded or because of such attempts required potentially toxic additives. We have avoided these difficulties by converting plasminogen to Plasmin, the active form of the enzyme, and placing it in a patent pending protected reversibly inactivated acidified solution that allows us to administer it directly into patients at high doses and low toxicity to dissolve blood clots. Plasmin is being produced for clinical trials at our R&D clinical manufacturing facilities in Clayton, North Carolina.

        Plasmin has several features which differentiate it from thrombolytics currently marketed or in development. As a natural human plasma enzyme, Plasmin plays a key role in maintaining hemostasis in human and animal physiology. Its main physiologic function is dissolution of blood clots. Plasmin's activity is focused on fibrin, which is the major component of clots, by means of fibrin binding sites present on the surface of the Plasmin molecule. Plasmin bound to fibrin is partially protected from inhibition by molecules found in the blood and once bound to fibrin, is free to degrade the clot. Once the fibrin clot is dissolved, free Plasmin is rapidly inactivated by its natural, fast-acting inhibitor a2-antiplasmin, thereby preventing active Plasmin from circulating and causing bleeding at distal sites within the body. The balance between fibrin binding and systemic inhibition provides the basis for differentiation of our Plasmin development product from any other thrombolytic agents, both licensed and those in development.

        Plasmin's formulation is designed for direct delivery into clots via state-of-the-art procedures (catheter-directed thrombolytic therapy) performed in catheterization laboratories of hospitals, rather than by the current method involving intravenous injection into the bloodstream. Studies have found that current treatment of clotting involving intravenous injection of tissue plasminogen activator, or tPA, has a 1% to 2% chance of causing a stroke. Plasminogen activators continue to carry significant risk of bleeding complication even when delivered through intravascular catheters. Based on our pre-clinical in vivo studies, our local delivery concept for Plasmin may result in a safer, faster, and more effective therapy.

        Potential applications of catheter delivered thrombolytics include aPAO (acute peripheral arterial occlusion), DVT (deep vein thrombosis), and ischemic stroke. Basically, wherever a vessel or device is occluded by a blood clot and is accessible by catheter, the potential exists for directed thrombolytic therapy. We have filed Investigational New Drug Applications (IND) for aPAO, DVT and HGO (hemodialysis graft occlusion). We believe Plasmin may have other significant indications as well. Current indications being pursued are for the treatment of tractional maculopathy and diabetic retinopathy. We are also evaluating the use of Plasmin for the treatment of clotting for stroke, post-surgical adhesions and wound healing.

        We filed an IND with the FDA in early 2003 and conducted a phase 1 safety trial in hemodialysis patients who have clogged synthetic arterial-venous shunts. This study started in September 2003 and were completed in 2005. Plasmin was well-tolerated with no major bleeding events at all doses tested and there was a dose-dependent response in clot lysis with greater than 75% clot lysis in five of five patients at the highest dose of 24 mg. Based on the encouraging outcome of this initial trial, we filed an IND to evaluate Plasmin in the treatment of peripheral arterial occlusion (PAO). We are now proceeding with a clinical trial for PAO, or clots in leg arteries. The phase I/II clinical trial commenced in the fourth quarter of 2006.

        In patients with acute PAO, arterial blood flow to extremities, usually the legs, becomes blocked by a blood clot. Affecting approximately 100,000 people in the U.S. each year, this condition is most common in people with underlying narrowing of arteries and gradual restriction of blood flow over time resulting from peripheral arterial disease (PAD). Without prompt intervention, aPAO can result in significant complications such as permanent nerve and muscle damage, and in the most severe cases, even amputation or death.

        There is an unmet medical need for a proven thrombolytic agent to treat aPAO. Current methods focus on pharmacologic, mechanical, or surgical removal of the blood clot, or bypass grafting to direct flow around the area of the clot. However, no clot-busting drugs currently are approved for this indication by regulatory authorities, and those currently used (plasminogen activators) may require a prolonged infusion averaging 24 to 36 hours and produce increased risk of bleeding complications.

        Deep vein thrombosis, also known at "DVT," happens when a blood clot develops in the large veins of the legs. Some DVT's may cause no pain, whereas others can be quite painful. With prompt diagnosis and treatment, the majority of DVT's are not life threatening. A blood clot that forms in the "deep veins," however, can be an immediate threat to one's life. A clot that forms in the large, deep veins is more likely to break free and travel through the vein. It is then called an embolus. When an embolus travels from the legs and lodges in a lung artery, the condition is known as a "pulmonary embolism," or PE, a potentially fatal condition if not immediately diagnosed and treated.

        Approximately 2 million Americans each year will experience DVT. It is seen most often in adults over the age of 40, and more frequently in elderly patients. Women in the later stages of pregnancy or around the time of delivery are at increased risk. We have an open IND for Plasmin in DVT and are planning to conduct studies in this disease.

        It is estimated that 1 million to 1.5 million patients suffering from ischemic stroke are admitted into hospitals in the U.S. and Europe each year. Activase (tPA) is currently approved for use in the treatment of ischemic stroke and systemic thrombolysis is the standard of care. Although tPA has shown positive efficacy benefits in this indication, there are two weaknesses of this product which reduce the populations of stroke patients eligible for treatment. First, tPA is indicated for use only within 3 hours of onset of stroke and hemorrhagic stroke must be excluded prior to therapy. Second, treatment with tPA is associated with symptomatic intracranial hemorrhage, which can be fatal and whose management, at best, is problematic. Half of these intracranial hemorrhages are fatal and one-quarter cause permanent disability. As a result of these limitations, less than 10% of stroke patients are eligible for treatment with current thrombolytic therapy and less than 5% actually receive it. There is an urgent, unmet medical need for safe thrombolytic therapy for patients with acute stroke; the vast majority of stroke victims are essentially untreated. Occlusions in the middle cerebral artery are the primary cause of clinical stroke and will be the target for Plasmin therapy.

        Recombinant or recPlasmin represents our expansion into the development and manufacture of recombinant therapies. In cooperation with Bausch & Lomb, we have entered into a Co-Development Agreement to develop recPlasmin and have granted an exclusive worldwide license to Bausch & Lomb for the recPlasmin technology for use in ophthalmology. We expect to pursue development of the technology in non-ocular application, specifically for treatment of thrombolytic indications. We are sharing all development costs up to production of bulk product with Bausch & Lomb, and we have contracted with Diosynth Biotechnology for process development and production of clinical trial material.

Alpha-1 MP A1PI

        We are currently developing Alpha-1 MP A1PI, a key product life cycle enhancement to Prolastin A1PI. Like Prolastin A1PI, Alpha-1 MP A1PI will be indicated for AAT deficiency, an inherited disorder that causes a significant reduction in the naturally occurring protein AAT. This modified production process will allow for increased yield and purity, over our current Prolastin A1PI product. We have completed pivotal clinical studies and regulatory submissions are being prepared. We expect to receive approval for Alpha-1 MP A1PI as a license modification to our existing Prolastin A1PI product. Alpha-1 MP A1PI is currently in phase III development.

A1PI Aerosol (Alpha-1 Aerosol) (TAL-6005)

        Alpha-1 Aerosol is an inhaled version of our A1PI product, which, if successful, is expected to provide an important advancement in the convenience and speed of delivery of therapy to AAT-deficient patients, as well as a potential platform for other respiratory indications. An inhaled version may also allow for effective treatment of dosages lower than those for current treatment and facilitate administration to a larger patient population. Progress includes the development of a commercial scale manufacturing process, an exclusive partnership for a highly efficient nebulizing device, and the initiation of toxicology studies. High levels of enzymes known as neutrophil elastase are present in the respiratory secretion of patients suffering from AAT deficiency. These enzymes can lead to degradation of the lung tissue. Future clinical studies will assess the ability of aerosolized A1PI to suppress airway neutrophil inflammation as well as accelerate bacterial clearance from the lung. Progress includes the development of a commercial scale manufacturing process, an exclusive partnership for a highly efficient nebulizing device, and the initiation of toxicology studies.

Thrombate III | Antithrombin III

        We are exploring the possibility that Thrombate III | Antithrombin III provides clinical benefit to patients undergoing kidney transplant procedures by reducing the rate of delayed graft function. Delayed graft function (DGF) is a term used to describe the lack of acceptable autonomous function in a kidney which, after transplantation, requires intervention in the form of dialysis. DGF is correlated with adverse outcomes including graft survival and patient survival. A clinical program is under evaluation that would be designed to ascertain the benefit of Thrombate III | Antithrombin III in the treatment of kidney transplant patients who are at higher risk for DGF. The scope of the program includes a pilot study to evaluate therapeutic dose range and a follow up Phase III program to obtain an indication for reducing the rate of DGF.

Technical Support of Manufacturing Operations

        As part of the R&D function, staff members are allocated to support production of commercial products currently on the market. This support includes, but is not limited to, the following:

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  troubleshooting production issues, especially relating to plasma pooling and fractionation, downstream protein purification processes, and filling and freeze drying operations;

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  providing technical expertise for evaluation and implementation of improvements to existing licensed processes, including driving process changes for improved quality and throughput, and leading process evaluations to mitigate potential failure modes;

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  tracking and trending of production operational parameters to identify opportunities that can improve gross margins;

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  supporting transfer of production processes into the manufacturing setting, evaluating commercial opportunities for existing production intermediates, and implementing lifecycle management programs. Examples include, Thrombate III Antithrombin transfer, conversion of Hyperimmunes to chromatography process, implementation of latex free stoppers; and

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  supporting throughput capability increases by evaluation of new vendor pastes and plasma sources, such as the Canadian blood system plasma collection method conversion, and evaluation of recovered plasma sources.

        Our R&D activities also support improvements in manufacturing and testing processes that enhance yield and product quality. In addition to the above initiatives, we are working to transfer production of our product Thrombate III Antithrombin III from Bayer, with whom we have a supply agreement through 2008, with an option to extend through 2009. We anticipate shifting production of Thrombate III Antithrombin III to our facilities by 2011, which we expect will allow for further volume increases. We are continuing to assess Thrombate III Antithrombin III for potential therapies in the areas of cardiovascular, transplant, and sepsis.

Contract Services

        Apart from the contracts with the Canadian blood system discussed elsewhere, including under "Business—Competitive Strengths—Favorable Distribution Arrangements," we also provide a variety of contract manufacturing or process services, including plasma fractionation, manufacturing, sterile filling, and analytical testing. These contracts are for a limited number of batches of product and development services during the clinical development phase of a project and then change to a guaranteed annual minimum purchase commitment for a term of typically three to five years during the commercial phase of each agreement.

Sales, Marketing and Distribution

        Our sales and marketing department consists of approximately 150 employees as of June 30, 2007. Within the U.S. Region, our core market, we have a developed a "push-pull" distribution network comprised of both direct and indirect channels. Our direct channel consists of 47 Talecris employed sales representatives managed by five regional sales managers. Our sales representatives are experienced professionals with a combination of extensive commercial and healthcare related experience who call on a variety of "touch points" including physicians, pharmacists, homecare companies, and leading key opinion leaders.

        We sell, market and distribute our various products through both our direct sales personnel and our network of distributors. Our sales, marketing and distribution efforts focus on strengthening our relationships with physicians, patients, GPOs, distributors, home healthcare and specialty pharmacy providers. In the U.S., our Talecris Direct Program has engaged a prescription fulfillment provider to ensure that Prolastin A1PI can be shipped directly to patients. This direct-to-patient distribution service is designed to enhance user convenience and ensure the patient of an uninterrupted supply of Prolastin A1PI, while providing us with valuable information about their usage patterns. We are the only A1PI provider to have completed a Mutual Recognition Procedure in the European Union, facilitating our ability to sell Prolastin A1PI into ten additional European countries.

  Distribution relationship with Bayer affiliates

        In connection with our formation transaction, we also entered into a number of agreements with Bayer affiliates for distribution in Canada, Japan, several European countries, and a number of other countries in the rest of the world. We replaced most of these agreements with new agreements with third-party distributors, or through the establishment of subsidiaries to handle these functions. The only remaining distribution agreement with Bayer covers a few European countries other than Germany. The distribution agreements with Bayer in the other European markets will be lapsing at various points throughout 2007, with an anticipated completion date of December 31, 2007. At that point, Talecris GmbH will have assumed all commercial operations responsibilities in Europe.

  Distribution Contracts

        Since 2005, we have reduced the number of our distributors from 16 to 5 and simultaneously entered into long-term distribution agreements with major hospital group purchasing organizations, or GPOs, distributors, home care and specialty pharmacy providers and distributors which we believe grant us favorable volume, pricing, and payment terms, including in certain cases financial penalties if they fail to purchase the agreed volume of products.

  Certain IGIV Reimbursement Considerations

        IGIV in the U.S. is reimbursed by private or commercial payers, Medicare, Medicaid and Federal Programs. IGIV is usually adequately reimbursed by most private payers and by federal programs; however, there have been reimbursement issues for Medicare due to changes in its reimbursement methodology. Prior to 2005, Medicare reimbursed IGIV under the Average Wholesale Price (AWP) formula, which provided relatively easy access of IGIV to Medicare patients in all settings of care. After the 2003 Medicare Modernization Act physician payment changed in 2005 to Average Sales Price (ASP) plus 6%, while hospital reimbursement changed at the beginning of 2006 to ASP plus 6%. This payment was based on a volume-weighted average of all brands under a common billing code. As a result, Medicare payments to physicians between the fourth quarter of 2004 and the first quarter of 2005 dropped 14% for both the powder and liquid forms of IGIV. Medicare payments to hospitals fell 45% for powder IGIV and 30% for liquid IGIV between fourth-quarter 2005 and first-quarter 2006.

        These reimbursement changes caused access problems for mostly Medicare patients resulting in site of care shifts. The Medicare reimbursement changes in 2005 for physicians drove patient care to hospitals. After 2006 hospitals also began to refuse providing IGIV to Medicare patients due to reimbursement rates that were below their acquisition cost.

        The U.S. Centers for Medicare and Medicaid Services (CMS) has made subsequent changes, which have improved the Medicare reimbursement issues. Effective January 1, 2006 CMS provided add-on payments of $69 to physicians and $75 to hospital outpatient departments per infusion for the substantial additional resources associated with locating and acquiring adequate IGIV product and preparing for an office infusion. This fee, intended for only one year, was continued into 2007.

        In addition, effective July 1, 2007, Medicare has issued temporary product/brand specific billing codes (Q-codes) that will shift payment from the current volume-weighted ASP for IGIV liquid to the brand's own ASP-based reimbursement. As long as the temporary Q-codes remain in place, this will allow improved reimbursement for each brand based on the product's ASP vs. weighted-average payment. We believe this was an important development that supports appropriate access to IGIV in the United States market.

Facilities, Manufacturing and Supply

        The majority of our products are manufactured at our facilities in Clayton, North Carolina. The Clayton manufacturing site is fully integrated, containing fractionation, purification, filling, freeze-drying and packaging capabilities as well as freezer storage, cGMP pilot plant, and testing laboratories. In addition, selected operations are performed by Bayer for us via supply agreements, most notably, production of ATIII in Berkeley, California and the secondary packaging, testing and distribution in Rosia, Italy of product to be distributed within Europe. We also utilize a leased facility for cold storing/freezing plasma, which is in close proximity to the Clayton facility. This facility allows for expanded inventory capacity while providing the automation and data handling capabilities necessary to manage more than three million liters of plasma per year.

        Currently, the Clayton site fractionates approximately 2.5 million liters per year. As part of our manufacturing strategy, we expect to increase Clayton's fractionation capacity to 2.7 million liters with the expectation that 2.5 million liters will be slated for internal production requirements and the remainder for contract fractionation on behalf of Canadian Blood Services. We also have a manufacturing facility located in Melville, New York as a result of our Precision acquisition. The 100,000 square foot FDA-licensed facility currently has a fractionation capacity of approximately 1.0 million liters of plasma per year increasing to 1.5 million liters per year as well as capacity for other contract manufacturing services. We expect this increase in overall fractionation capacity to 4.2 million liters to be driven by capping albumin production at 2.3 million liters. In addition, we plan to invest in a new fractionation facility. The new facility is planned for a capacity of 4 million liters for all fractions, with a potential for 6 million liters in the case of IGIV.

Plasma and Raw Material Sourcing

        Plasma is the key raw material used in the production of plasma-derived biological products, representing approximately 50% of our cost of goods sold. Human plasma can be secured through internal or external collection networks or sources. We expect to use approximately 2.6 million liters of plasma in 2007, of which we anticipate approximately 45% will come from plasma collection centers we own and approximately 55% will come from third-party plasma supply contracts.

History of Talecris Plasma Resources

        Prior to 2006, we relied on a number of long-term contracts with third parties and with competitors to deliver all of our plasma supply requirements. This strategy worked well until some competitive fractionators elected not to renew their plasma supply contracts with us and other independent suppliers began to deliver plasma less consistently and less reliably than in past experience. As a result, we elected to partially vertically integrate our plasma supply in order to enhance the predictability and sustainability of our plasma supply chain. We formed Talecris Plasma Resources ("TPR"), a wholly owned subsidiary of ours, to implement this vertical integration strategy.

        In November 2006, TPR acquired 21 licensed plasma centers, 12 unlicensed operating centers, and 25 development sites from IBR through an asset purchase agreement. In June 2007, TPR also acquired an additional three centers from IBR, one of which was licensed. Subsequently, we received FDA licensure for the other two collection centers acquired from IBR. We currently operate 30 licensed plasma centers and 17 operating but unlicensed plasma centers, and are in various stages of developing the remaining locations acquired from IBR.

        TPR initially focused on the rapid expansion of production at the 33 operating plasma centers it acquired from IBR and at the 12 new unlicensed centers it opened subsequent to the acquisition, which were in the development stage when they were acquired from IBR. This strategy significantly increased plasma collections at these centers, but strained the quality systems, HR systems, and general business processes of our plasma collection business. While TPR was able to complete FDA inspections at 10 of the 12 unlicensed operational centers and receive FDA licenses for 6 of these 12 unlicensed centers, TPR needed to close two plasma centers, one permanently and one temporarily, to address issues with strained business processes.

        In order to alleviate the organizational pressures on the company and improve business processes at TPR, we have elected to invest significant financial and human resources in our plasma collection business. We established a dedicated project management organization focused on improving the business processes of TPR and proactively addressing the risks of rapid growth. The project management organization will assist TPR in focusing on enhancing its quality systems, HR systems, training programs, donor service, and operational excellence. The program involves over 50 members of our management, as well as consultants. The program addresses operations elements, including communication, field support teams, center remediation and marketing and donor fees; center development and support elements including contract supply management, center supplies and consumables and real estate and facilities; infrastructure elements including center automation, general IT infrastructure and finance and controls; and future design elements including training/standard operating procedures, quality assurance/regulatory and professional development.

        To support our growth plans, we plan to control a significant portion of our plasma supply internally, but also to continue to purchase some plasma from third parties. We believe that this strategy will:

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  reduce our reliance on third-party suppliers for plasma;

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  enhance our flexibility in procuring plasma;

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  increase the efficiency of our operations; and

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  improve our gross margins and profitability.

        As part of this strategy, we entered into a five-year plasma supply agreement with IBR pursuant to which we agreed to (i) purchase all plasma produced at up to ten plasma collection centers approved by us, (ii) finance the development of up to ten additional plasma collection centers, and (iii) have the option to purchase up to ten of such plasma collection centers.

        On August 1, 2007, we entered into a three or four year Amended and Restated Plasma Sale/Purchase Agreement with Plasma Centers of America, LLC, under which we (i) purchase annual minimum quantities of plasma from approved centers, (ii) finance the development of certain plasma collection centers (Talecris Designated Centers), and (iii) have the option to purchase such Talecris Designated Centers.

        We plan to source our plasma supply through the continued growth of our plasma collection center platform, through opportunistic acquisitions of existing collection centers, or through strategic partnerships with existing collection centers in order to secure additional plasma and potentially increase our gross margin. In addition to the procurement of plasma, we also purchase intermediate materials needed for the production of specific fractions. These materials are purchased from fractionators that have either excess capacity or do not have the processes to manufacture the final product.

Pathogen safety

        There are a number of steps used to help ensure the pathogen safety of the source plasma we use and the products we produce. The initial step is the application of donor qualification procedures by our plasma suppliers. We also test donated plasma for serum antibodies. The purpose of serological testing is to detect serum antibodies and other biological markers that appear specifically in association with certain diseases. Our plasma suppliers provide a large portion of our serological testing, though we have increased the amount we perform ourselves to mitigate our dependence.

        Prior to delivery of the source plasma from our suppliers to our manufacturing plant, we internally perform nucleic acid amplification testing, or NAT, for various viruses, including HBV, HCV, HIV, and B-19. Our ability to perform NAT testing internally provides us with a strategic advantage over competitors who do not have such facilities and must contract with a third party, the National Genetics Institute, which is the only other licensed laboratory for NAT testing of human plasma. We perform these tests in a 76,000 square foot testing facility, located in Raleigh, North Carolina. The facility is leased through December 2007, with an option for two additional years. The laboratory tests 3.5 million samples annually and is operated by 106 operations and quality employees.

        Once a unit of plasma passes strict donor qualification procedures, the initial round of serological testing and NAT, the unit is held for a period of time to monitor for additional pathogen development. Following the inventory hold period, acceptable units are combined into fractionation pools and a second round of selected serological testing and NAT is performed on the fractionation pool. As further purification of the target proteins occurs, viral particles can be partitioned as a result of the fractionation process. In addition, all products undergo specific virus elimination and/or inactivation steps in the manufacturing process that are distinct to the particular product being produced. Our safety efforts include use of a zoning concept at our Clayton fractionation site to tightly control air, material, and personnel flow throughout production. Furthermore, we have received certification from the industry's trade association, the Plasma Protein Therapeutics Association, as a result of our voluntary adoption of safety standards beyond those required by government regulators.

Company History

        Our heritage of patient care innovations in therapeutic proteins dates back to Cutter Laboratories, which began to produce plasma-derived products in the early 1940s, and its successor companies, including Miles Inc., Bayer Corporation and Bayer Healthcare LLC. Talecris Biotherapeutics Holdings Corp. began operations through its wholly-owned subsidiary, Talecris Biotherapeutics Inc., on April 1, 2005 as a result of the March 31, 2005 purchase of substantially all of the assets and specified liabilities of the Bayer Plasma Products Business Group (Bayer Plasma), a unit of the Biological Products division of Bayer Healthcare LLC, which is a wholly-owned (indirect) subsidiary of Bayer AG, (collectively or individually, Bayer). The acquisition was effected by Talecris Holdings, LLC, an entity owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. As discussed below, we also acquired the stock of Precision Pharma Services, Inc. (Precision) on April 12, 2005 from an Ampersand affiliate as part of our overall formation. Precision's business prior to our acquisition was primarily to supply intermediate plasma fractions to Bayer. We acquired Precision in order to increase our fractionation capacity. We refer to our formation, the acquisition of the Bayer Plasma net assets and the acquisition of Precision collectively as our "formation transaction."

        Bayer Plasma Acquisition.    On March 31, 2005, we acquired certain assets, properties and operations of Bayer Plasma and assumed certain liabilities from Bayer pursuant to the terms of an Amended and Restated Joint Contribution Agreement. The purchase price per the Restated Joint Contribution Agreement of $409.3 million was later adjusted for the estimated values of foreign inventories retained by Bayer and the final determination of working capital, as described below. The total consideration consisted of $303.5 million in cash, 1,000,000 shares of our common stock and one share of Junior Preferred Stock (both of which we subsequently repurchased).

        The cash portion of the acquisition was partially financed by $125 million in funding provided by affiliates of Cerberus and Ampersand. The remainder was financed by $199.9 million borrowed under a secured credit facility. Cerberus and Ampersand received 12% Second Lien Notes with a fair value equal to their face amount of $25 million, 14% Junior Secured Convertible Notes with a fair value equal to their face amount of $90 million and 100,000 shares of series A preferred stock with a fair value of $7.1 million (face value of $10 million), all in exchange for the $125 million cash. On December 6, 2006, we repaid and retired the 12% second lien notes payable to Cerberus and Ampersand and all associated accrued interest. We paid Cerberus and Ampersand a prepayment penalty totaling $1.1 million associated with this retirement. The $90 million of 14% Junior Secured Convertible Notes were converted in accordance with the terms of such notes into 900,000 shares of series A preferred stock. Each share of series A preferred stock is convertible into nine shares of common stock.

        As discussed above, the determination of the purchase price was also subject to a working capital adjustment. We determined an adjustment in September 2005, at which time, through agreement with Bayer, we reduced the purchase price by an additional $54.2 million. An additional net adjustment of $0.6 million was agreed upon with Bayer in 2006. The working capital adjustments included, among other items, $10.7 million related to inventories acquired from Bayer which did not meet product release specifications due to a pre-acquisition production incident which we detected post-acquisition. An additional $11.5 million of inventories processed after the acquisition date were also identified as impaired due to the same production issue. In March 2007, we reached an agreement with Bayer under which we recovered approximately $9.0 million related to this pre-acquisition production issue which was recorded as a reduction of cost of goods sold during the first quarter of 2007.

        Precision Acquisition.    On April 12, 2005, we acquired 100% of the stock of Precision from Ampersand Plasma Holdings, L.L.C. for $16.8 million including the assumption of $3.3 million in debt. We acquired Precision to increase our manufacturing capacity. The acquisition was financed through the issuance to Ampersand of $2.8 million in 12% Second Lien Notes with a fair value equal to their face value and 192,310 shares of series B preferred stock to Talecris Holdings LLC with a fair value of $13.6 million at March 31, 2005 (face value of $11 million). As discussed above, on December 6, 2006, we repaid and retired the 12% Second Lien Notes. Each share of series B preferred stock is convertible into nine shares of common stock.

        International BioResources Acquisition.    In order to further our vertical integration strategy, in November 2006 we acquired plasma collection centers, together with related assets and assumed certain liabilities from International BioResources, L.L.C. and affiliated entities (IBR). The centers we acquired included 21 FDA-licensed centers, 12 centers that were opened but not yet licensed, and 25 that were in development. Prior to this acquisition, we sourced all of our plasma supply from third parties and IBR was our largest independent supplier.

        Subsequently, under a purchase and sale of assets agreement, dated as of June 9, 2007, we purchased three plasma collection centers from IBR, of which one collection center was licensed by the FDA and two collection centers were unlicensed. The purchase price was $16.2 million, subject to a working capital adjustment, of which $1.0 million was placed in escrow pending FDA licensure of the two unlicensed centers acquired. Subsequently, the two collection centers received FDA licensure, which resulted in the release of escrowed funds to IBR.

        Concurrently with the execution of the June 9th agreement, we entered into a five-year plasma supply agreement with IBR pursuant to which we (i) purchase all plasma produced at up to ten plasma collection centers approved by us, (ii) finance the development of up to ten additional plasma collection centers, and (iii) have the option to purchase up to ten of such plasma collection centers. Also, concurrent with the execution of the June 9th agreement, we entered into an amendment to the asset purchase agreement of November 2006. This amendment provided for the acceleration of all validation and milestone payments to be made by us to IBR following the closing of the acquisition under the asset purchase agreement of November 2006 upon (i) the FDA licensure of and/or Quality Plasma Program (QPP) certification of certain plasma collection centers acquired under that agreement and (ii) the achievement of certain plasma production volumes at plasma collection centers acquired under that agreement. Pursuant to the accelerated payment provision under the amendment, we issued 268,279 shares of our common stock (fair market value of $170.00 per common share) to IBR, of which 68,071 shares were immediately delivered to IBR and 200,208 shares have been placed in escrow. We placed these 200,208 shares in escrow to secure against breaches of represenations and warranties under the November 2006 purchase agreement, and the balance of any shares not forfeited as a result of any breach of such representations and warranties will be released to IBR on May 6, 2009. Following the consummation of this offering, the escrowed shares will be valued at fair market value and to the extent that the value of the escrowed shares exceeds the applicable escrow cap amount, which is $25 million during the first eighteen months of the agreement and $15 million during the final twelve months of the agreement, during the escrow term, shares will be eligible for release to IBR. The balance of any shares not forfeited as a result of any breach of such representations and warranties will be released to IBR on May 6, 2009. IBR has the right to put the shares back to us for cash under certain circumstances prior to June 30, 2008. The put right will expire upon the consummation of this offering, assuming this offering is completed by December 31, 2007.

Competition

        The plasma products industry is highly competitive with changing competitive dynamics. We face, and will continue to face, intense competition from both U.S.-based and foreign producers of plasma products, some of which have greater capital, manufacturing facilities, resources for research and development, and marketing capabilities. In addition to competition from other large worldwide plasma products providers, we face competition in local markets from smaller entities. In Europe, where the industry is more highly regulated than in the U.S. and health care systems vary from country to country, local companies may have greater knowledge of local health care systems and have existing regulatory approvals or a better understanding of the local regulatory process, allowing them to market their products more quickly. Moreover, plasma therapy generally faces competition from non-plasma products and other courses of treatments. For example, recombinant Factor VIII products compete with plasma-derived products in the treatment of Hemophilia A.

        In 2005, we were ranked third in global plasma product sales, with a 14% share of worldwide sales. According to MRB, our principal plasma derivatives competitors are Baxter International, Inc., CSL Behring, Octapharma AG and Grifols, representing 19.5%, 18.7%, 7.1% and 6.1%, respectively, of worldwide plasma derivative sales in 2005. We also face competition in specific countries from local non-profit organizations.

        With regard to other large plasma product providers and certain key products of the plasma product business, the competition we face, and the principal bases on which we compete, vary from product class to product class.

IGIV

        The majority of competing IGIV products are either lyophilized powders that required time consuming reconstitution or lower concentrated liquids most of which contain high levels of sugars and salt that posed increased risk of adverse events particularly in patients with cardiovascular risk factors and/or renal insufficiency. Our product—Gamunex IGIV—is a high concentration 10% liquid product with no sugar and only small traces of salt. We believe our use of a caprylate purification process gives our product an advantage over competitors' products that are purified by harsher solvent processes. Since 2002, the majority of sales for IGIV products have shifted from lyophilized to liquid from 36% in 2002 to 71% in 2006. Liquid IGIV products are viewed as preferable because they are ready-to-use (i.e., require no reconstitution), with generally excellent efficacy and tolerability profiles. Product margin improvement opportunities are being driven by the transition from lower priced lyophilized products to higher priced liquids using manufacturing processes that deliver improved IgG (immune gamma globulin) yields.

        Over the past 5 years, there has been considerable consolidation in the IGIV market in the U.S. In 2003, CSL acquired the assets from Aventis Behring, and Grifols acquired a range of assets from Mitsubishi's Alpha Therapeutics that led to the exit of two IGIV brands. A year later, Octapharma and Grifols launched lower concentration liquids. Grifols has recently received FDA approval for its new manufacturing process: Flebogamma | 5% DIF with double virus inactivation and filtering. CSL is seeking U.S. regulatory approval for a liquid 10% IGIV. CSL has a second generation subcutaneous product in development for PID and CIDP indications and recently launched Rhophylac for ITP. In 2006, Baxter Bioscience launched Gammagard Liquid 10% soon after its purchase of the American Red Cross IGIV product line (Panglobulin and Polygam). Other Baxter efforts in subcutaneous formulation and delivery in flexible containers have also been announced. Among producers of liquid IGIV products, we intend to compete primarily on the basis of our first-line positioning as the premium liquid IGIV brand with extensive clinical experience and well developed brand loyalty supplemented in the medium term with new indications and formulations.

A1PI

        Until 2003, our A1PI product, Prolastin A1PI, was the only plasma product licensed and sold for therapy of congenital AAT deficiency-related emphysema in the U.S. As new competitors introduced products into the U.S., our share of units sold of Prolastin A1PI in the U.S. decreased to 71% of all A1PI product sales in 2006 according to MRB. We expect to compete with increased competition on the basis of our long clinical history as well as brand name recognition and customer acceptance. In that regard, we believe we have a significant advantage because of our existing direct-to-consumer delivery program, Talecris Direct. We believe that this well-established distribution channel makes it less likely that physicians will switch patients from Prolastin A1PI to competing products. The Talecris Direct program allows patients to order medicine directly from us and bypass home care companies and distributors. The Talecris Direct program also coordinates nursing services, including infusion services and reimbursement assistance for patients. This provides us with a unique direct relationship with the end user of the product. New entrants to the market will likely continue to gain some share of product sales for new patients (competitors have also invested in new patient identification efforts), but we have not incurred significant erosion of our existing customer base due to patients' switching to alternative A1PI products.

        Competitors are currently only licensed in the U.S. and Spain. In 2006, we completed a Mutual Recognition Procedure in ten additional European countries where over 1,300 symptomatic patients have been identified but have had no access to a licensed A1PI product. We are in reimbursement negotiations in these countries and expect near- to mid-term growth to come from geographic expansion.

Albumin

        Recently, albumin sales industry-wide have increased significantly driven by both favorable volume demand and price. Among albumin products, competition is generally based on price, given that the products tend to be homogenous. In 2005, we had an approximate 7% share of global albumin sales. Most of our albumin sales are in the United States.

        Low aluminum albumin has been licensed since 1994 in the U.S., and 1999 in Europe. In 2005 we renewed commercial efforts for low molecular weight albumin as product availability increased. Low aluminum albumin is needed for patients who may be at high risk for aluminum toxicity from parenteral treatments. These individuals include newborns and premature infants, the elderly, patients with impaired renal function, patients receiving total parenteral nutrition, and burn patients. Currently, approximately 12% of our global sales of albumin is low aluminum.

Contractual Arrangements

        We have material contractual arrangements with Bayer, Cerberus and Ampersand that are discussed in the section entitled "Certain Relationships and Related Person Transactions" contained elsewhere in this prospectus.

        In cooperation with Bausch & Lomb, we have entered into a Co-Development Agreement to develop a new recombinantly modified Plasmin (recPlasmin) and have granted an exclusive worldwide license to Bausch & Lomb for recPlasmin technology for use in ophthalmology indications. Under the terms of the agreements, Bausch & Lomb will conduct pre-clinical and clinical trials, obtain licenses and market any products developed. In return for milestone payments of $24 million (of which approximately $5 million has been received to date) and royalty payments of 8% to 11% of net sales from Bausch & Lomb, we provide support in the development process and will supply recPlasmin to Bausch & Lomb for a price equal to our fully-loaded manufacturing costs.

Property

        Our primary facilities are the Clayton site, R&D and office facilities in Research Triangle Park, North Carolina, and the Melville site, each of which we own or lease as noted. All of our real estate is pledged as security under our First Lien Term Loan Credit Agreement, our Second Lien Term Loan Agreement, and the Wachovia Bank Revolving Credit Agreement.

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  Clayton Site. A 182-acre site that we own, located in Clayton, North Carolina, which includes a 14-building complex of office space, lab space, warehouse, freezer storage and biopharmaceutical manufacturing facilities consisting of 654,139 square feet.

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  Research Triangle Park. A leased two-building headquarters/administrative office facility. One building is leased through February 2012, and the other building is leased through July 2013.

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  Raleigh Test Lab. A laboratory space in Raleigh, North Carolina consisting of 76,000 square feet leased through September 2006.

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  Melville Site. An 11-acre site that we own, located in Melville, New York, consisting of 102,922 square feet of office space, lab space, warehouse and biopharmaceutical manufacturing facilities.

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  Research Triangle Park. An R&D building that we own, consisting of 45,000 square feet of office space and 25,000 square feet of laboratory facilities.

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  Benson Warehouse. A cold storage warehouse of 39,200 square feet used for plasma storage in Benson, North Carolina leased through December 2006.

Intellectual Property

        Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

        Patents.    As of December 31, 2006, we owned or exclusively licensed a total of 65 U.S. patents and U.S. patent applications as well as numerous foreign counterparts to many of these patents and patent applications. At present, we do not consider any individual patent, patent application or patent family to be material to the operation of our business as a whole. Patents related to our recombinant Plasmin development program, however, have the potential to provide future competitive advantage by providing exclusivity related to the composition of matter, formulation, and method of administration of the molecule and could materially improve the value of the program. Our patent portfolio includes patents and patent applications with claims directed to the composition of matter, manufacturing processes, pharmaceutical formulation and methods of use of many of our compounds and products, including a composition of matter patent application for a recombinant Plasmin molecule and a manufacturing process patent for Gamunex IGIV. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

        Our patent portfolio includes patents and patent applications with claims directed to the active ingredients, pharmaceutical formulations, methods of use, and methods of manufacturing of a number of our products and product candidates. We also license from Bayer specified intellectual property rights not acquired by us in connection with our formation transaction. For more information on our license arrangements with Bayer, see "—Contractual Arrangements" U.S. patents issuing from patent applications filed on or after June 8, 1995 have a term of 20 years from the earliest claimed priority date. For U.S. patents in force on or after December 8, 1994 that issued from applications filed before June 8, 1995, the term is the greater of 20 years from the earliest claimed priority date or 17 years from the date of issue.

        The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. Neither we nor our licensors can be certain that we were the first to invent the inventions claimed in our owned or licensed patents or patent applications. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

        Trademarks.    Given the importance of our name brands, particularly with respect to IGIV and A1PI products, we rely heavily on the protection of trade names and trademarks. We have registered trademarks for a number of our products, including Gamunex, IGIV, Plasbumin, albumin, and Prolastin A1PI.

        Trade Secrets.    We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

        In-License Agreements.    On August 1, 2006 we entered into a collaboration and development agreement with Activaero GmbH which grants Talecris exclusive rights to use the Akita™ inhalation device for the aerosol delivery of Alpha-1-Antitrypsin for any indication. Under that agreement, we are committed to a minimal level of spending each year during development and should the product reach commercialization we must pay a royalty on sales, with no milestone payments due to Activaero GmbH The agreement is valid until the last to expire applicable patent right—currently not expected until 2025. Talecris has the right to terminate with up to 120 days notice, but must pay a progressively higher termination fee determined by considering both the reason for Talecris' termination and the number of years since the effective date of the agreement.

Government Regulation

        Government authorities in the U.S., at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, promotion, storage, advertising, distribution, marketing and export and import of pharmaceutical products such as those we are developing. The process of obtaining regulatory approvals and the subsequent substantial compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. The following is a summary of overall regulatory landscape for our business.

        United States Government Regulation.    In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. Failure to comply with the applicable FDA requirements at any time during the product development process, approval process or after approval may result in administrative or judicial sanctions. These sanctions could include the FDA's imposition of a clinical hold on trials, refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

        The BLA Approval Process.    Drugs that are also biological products must also satisfy the requirements of the Public Health Services Act and its implementing regulations. In order for a biological drug product to be legally marketed in the U.S., the product must have a Biologic License Application (BLA), approved by the FDA.

        The steps for obtaining FDA approval of a BLA to market a biological product in the U.S. include:

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  completion of preclinical laboratory tests, animal studies and formulation studies under the FDA's good laboratory practices regulations;

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  submission to the FDA of an Investigational New Drug Application (IND), for human clinical testing, which must become effective before human clinical trials may begin and which must include independent Institutional Review Board, or IRB, approval at each clinical site before the trials may be initiated;

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  performance of adequate and well-controlled clinical trials in accordance with Good Clinical Practices to establish the safety, purity, and potency of the product for each indication;

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  submission to the FDA of a BLA, which contains detailed information about the chemistry, manufacturing and controls for the product, reports of the outcomes of the clinical trials, and proposed labeling and packaging for the product;

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  satisfactory review of the contents of the BLA by the FDA, including the satisfactory resolution of any questions raised during the review;

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  satisfactory completion of an FDA Advisory Committee review, if applicable;

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  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP regulations, to assure that the facilities, methods and controls are adequate to ensure the product's identity, strength, quality and purity; and

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  FDA approval of the BLA.

        Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some preclinical testing may continue after the IND is submitted. The IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. In other words, submission of an IND may not result in the FDA allowing clinical trials to commence.

        Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under requirements to ensure the protection of human subjects participating in the trial and protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an institutional review board, or IRB, at each site at which the study is conducted must approve the protocol and any amendments. All research subjects must be informed, among other things, about the risks and benefits of the investigational product and provide their informed consent in writing.

        Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Phase I trials usually involve the initial introduction of the investigational drug into a small group of healthy volunteers (e.g., 10 to 20) to evaluate the product's safety, dosage tolerance and pharmacokinetics and, if possible, to gain an early indication of its effectiveness.

        Phase II trials usually involve controlled trials in a larger but limited patient population (e.g., a few hundred) to:

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  evaluate dosage tolerance and appropriate dosage;

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  identify possible adverse effects and safety risks; and

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  provide a preliminary evaluation of the efficacy of the drug for specific indications.

        Phase III trials usually further evaluate clinical efficacy and test further for safety in an expanded patient population (e.g., several hundred to several thousand). Phase III trials usually involve comparison with placebo, standard treatments or other active comparators. Usually two well-controlled large Phase III or pivotal trials demonstrating safety and efficacy are required. These trials are intended to establish the overall risk-benefit profile of the product and provide an adequate basis for physician labeling. Phase III trials are usually larger, more time consuming, more complex and more costly than Phase I and Phase II trials. Since most of our products are aimed at very small populations where it is not always possible to conduct two large studies, we may only be required to conduct one study on a smaller number of patients than would typically be required for pharmaceutical products in general.

        Phase I, Phase II and Phase III testing may not be completed successfully within any specified period, if at all. Furthermore, the FDA or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk, have experienced a serious and unexpected adverse event, or that continued use in an investigational setting may be unethical. Similarly, an IRB can suspend or terminate approval of research if the research is not being conducted in accordance with the IRB's requirements or if the research has been associated with unexpected serious harm to patients.

        Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical trials, together with other detailed information, including information on the chemistry, manufacture and composition of the product, are submitted to the FDA in the form of a BLA requesting approval to market the product for one or more indications. In most cases, the BLA must be accompanied by a substantial user fee. The FDA will initially review the BLA for completeness before it accepts the BLA for filing. After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether a product is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product's identity, strength, quality and purity.

        Under the Pediatric Research Equity Act of 2003, or PREA, BLAs or supplements to BLAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

        Before approving a BLA, the FDA generally will inspect the facility or the facilities at which the product is manufactured. The FDA will not approve the product if it finds that the facility does not appear to be in cGMP compliance. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it will either disapprove the application or issue an approvable letter in which it will outline the deficiencies in the BLA and provide the applicant an opportunity to meet with FDA representatives and subsequently to submit additional information or data to address the deficiencies. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

        The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

        Post-Approval Requirements.    After regulatory approval of a product is obtained, we are required to comply with a number of post-approval requirements. For example, as a condition of approval of a BLA, the FDA may require post marketing testing and surveillance to monitor the product's safety or efficacy. In addition, holders of an approved BLA are required to keep extensive records, to report certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP regulations as well as the manufacturing conditions of approval set forth in the BLA. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP regulations, which imposes certain procedural, substantive and recordkeeping requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

        Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct and prevent recurrence of any deficiencies. In addition, discovery of problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product's approved labeling, including the addition of new warnings and contraindications. Also, new government requirements, including those resulting from new legislation, may be established that could delay or prevent regulatory approval of our products under development.

        Orphan Drug Designation.    The FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition" that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a drug for this type of disease or condition will be recovered from sales in the U.S. for that drug. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Orphan drug designation can provide opportunities for grant funding towards clinical trial costs, tax advantages and FDA user-fee benefits. In addition, if a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors may receive approval of different drugs or biologics for the indications for which the orphan product has exclusivity. However, if a company with orphan drug exclusivity is not able to supply the market, the FDA could allow another company with the same drug a license to market for said indication.

        Fast Track Designation.    The FDA's fast track programs, one of which is fast track designation, are designed to facilitate the development and review of new drugs that are intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs for the conditions. Fast track designation applies to a combination of the product and the specific indication for which it is being studied. Thus, it is the development program for a specific drug for a specific indication that receives fast track designation. The sponsor of a product designated as being in a fast track drug development program may engage in close early communication with the FDA including through timely meetings and feedback on clinical trials. Products in fast track drug development programs also may receive priority review or accelerated approval (i.e., where the review cycle is set with a six-month review clock instead of 10- or 12-month review clock). Sponsors may also be able to submit completed portions of an application before the entire application is completed; however, the review clock will not officially begin until the entire completed BLA is submitted to and filed by the FDA. The FDA may notify a sponsor that its program is no longer classified as a fast track development program if the fast track designation is no longer supported by emerging data, the designated drug development program is no longer being pursued, or another product that meets the unmet medical need for the same indication is approved first.

        Regulation Outside the United States.    In addition to regulations in the U.S., we are subject to a variety of regulations in other jurisdictions governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of countries outside the U.S. before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

        To obtain regulatory approval of a drug under European Union regulatory systems, we may submit marketing authorizations either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by certain biotechnological processes and optional for those which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. All marketing authorizations for products designated as orphan drugs must be granted in accordance with the centralized procedure. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state's assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to the public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

        The European Agency for the Evaluation of Medicinal Products grants orphan drug designation to promote the development of products that may offer therapeutic benefits for life-threatening or chronically debilitating conditions affecting not more than five in 10,000 people in the European Union. In addition, orphan drug designation can be granted if the drug is intended for a life threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that sales of the drug in the European Union would be sufficient to justify developing the drug. Orphan drug designation is only available if there is no other satisfactory method approved in the European Union of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients. Orphan drug designation provides opportunities for free protocol assistance, fee reductions for access to the centralized regulatory procedures before and during the first year after marketing authorization and 10 years of market exclusivity following drug approval. Fee reductions are not limited to the first year after authorization for small and medium enterprises. The exclusivity period may be reduced to six years if the designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Pharmaceutical Pricing and Reimbursement

        In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates. Our product candidates may not be considered cost-effective. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

        In 2003, the U.S. government enacted legislation providing a partial prescription drug benefit for Medicare recipients, beginning in 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval. However, to obtain payments under this program, we would be required to sell products to Medicare recipients through drug procurement organizations operating pursuant to this legislation. These organizations would negotiate prices for our products, which are likely to be lower than we might otherwise obtain. Federal, state and local governments in the U.S. continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals such as the drug candidates that we are developing.

        The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the U.S. has increased and will continue to increase the pressure on pharmaceutical pricing.

Other

        Our operations and many of the products we manufacture or sell are subject to extensive regulation by numerous other governmental agencies, both within and outside the United States. In the United States, apart from the agencies discussed above, our facilities, operations, employees, products (their manufacture, sale, import and export) and services are regulated by the Drug Enforcement Agency, the Environmental Protection Agency, the Occupational Health & Safety Administration, the Department of Agriculture, the Department of Labor, Customs and Border Protection, the Department of Commerce, the Department of Treasury and others. Furthermore, because we supply products and services to healthcare providers that are reimbursed by federally funded programs such as Medicare, our activities are also subject to regulation by the Center for Medicare/Medicaid Services and enforcement by the Office of the Inspector General within the Department of Health and Human Services. State agencies also regulate our facilities, operations, employees, products and services within their respective states. Government agencies outside the United States also regulate public health, product registration, manufacturing, environmental conditions, labor, exports, imports and other aspects of the company's global operations.

Employees

        As of June 30, 2007, we had a total of 3,900 full-time employees, including a number of employees with M.D. or Ph.D. degrees (Talecris Biotherapeutics Inc. 1,961 employees; Precision Pharma Services Inc. 130 employees; Talecris Biotherapeutics Ltd. (Canada) 19 employees; Talecris Biotherapeutics GmbH (Germany) 35 employees; Talecris Plasma Resources Inc. 1,755 employees). None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

        Of our workforce, 220 employees are engaged in research and development as described below:

Functional area	Headcount	Core responsibilities
Preclinical	12	Candidate identification, pre-clinical research, candidate advancement to development decision, candidate screening based on proof of principle or clear mechanism of action.
Administration	3
Program Management Office	9	Oversight of the systems for and management of the execution of, strategic development projects for new products, new indications, and new processes.
Technology	71	Process development and improvement for plasma-based products (including technical support for operations), technology exploration, process/product development, and clinical manufacturing operations
Pathogen safety	47	Exploration, introduction, validation of viral and prion detection and reduction technologies
BioAnalytics	44	Exploration, implementation of new technologies for analytics, support of R&D functions, development of new and improved test methods for operations
Medical Affairs	34	Continuing medical education, medical writing and publication, communicating medical information to health care providers. Trial design, execution, monitoring, data collection, analysis, report creation, regulatory agency interaction (all supplemented by external contract research organizations)
Total	220

Legal Proceedings

        We are involved in a number of judicial, regulatory and arbitration proceedings (including those described below) concerning matters arising in connection with the conduct of our businesses. We believe, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our financial condition, but might be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Litigation Settlement

        We were a co-plaintiff along with Bayer in patent litigation pending in the United States District Court for the District of Delaware against Baxter International Inc. and Baxter Healthcare Corporation (collectively, Baxter). In this case, filed in 2005, we, as exclusive licensee of Bayer's U.S. Patent No. 6,686,191 (the '191 patent), alleged that Baxter, by its manufacture and importation of its liquid IGIV product, Gammagard Liquid, has infringed the '191 patent. We entered into a Settlement Agreement with Baxter on August 10, 2007. Under the terms of the settlement (i) Baxter paid us $11.0 million, (ii) Baxter will pay us for a period of four years from the settlement date an amount comprising 1.2% of Baxter's net sales in the United States of Gammagard Liquid and any other product sold by Baxter or an affiliate in the United States under a different brand name that is a liquid intravenous immunoglobulin under a separate Sublicense Agreement, (iii) Baxter will provide 2,000 kilograms of Fraction IV-I paste with specifications as per the settlement agreement, and (iv) we will grant Baxter certain sublicense rights in the '191 patent and its foreign counterparts.

MANAGEMENT

        Our executive officers and directors and their respective ages and positions as of September 24, 2007 are as follows:

Name	Age	Position
Lawrence D. Stern	50	Chairman, Chief Executive Officer and Director
Alberto R. Martinez, M.D.	57	President, Chief Operating Officer and Director
John M. Hanson	55	Executive Vice President and Chief Financial Officer
John F. Gaither, Jr.	58	Executive Vice President, General Counsel and Secretary
Jim Engle	52	Senior Vice President, Information Technology
Randall A. Jones	51	Senior Vice President, Human Resources
Mary J. Kuhn	48	Senior Vice President, Operations
Thomas J. Lynch	56	Senior Vice President, Corporate Compliance, Regulatory & Public Policy
James A. Moose	56	Senior Vice President, Plasma Suppliers & Services
Bruce Nogales	51	Senior Vice President & General Manager, Plasma Resources
Stephen R. Petteway	62	Senior Vice President, Research & Development
Joel Abelson	48	Vice President & General Manager of International Commercial Operations
John Perkins	36	Vice President & General Manager, U.S. Commercial Operations
David Shoup	48	Vice President, Global Commercial Development
Stuart A. Auerbach	49	Director
Richard A. Charpie	55	Director
Paul N. Clark	60	Director
W. Brett Ingersoll	44	Director
James T. Lenehan	58	Director
Steven F. Mayer	47	Director
Ruedi E. Waeger	64	Director

        Lawrence D. Stern has served as our Chairman and Chief Executive Officer since June 2007, as a director since April 2005, and currently serves on the audit and finance committees. He was previously our Executive Chairman from April 2005 until June 2007. From December, 2003 until March 2005, Mr. Stern worked primarily with Cerberus and Ampersand in connection with our formation transaction. From January through November 2003, Mr. Stern worked as an independent consultant supporting debt and equity transactions. From April, 2000 until December 2002, Mr. Stern served as the President of Bayer Corporation's Urethanes group upon Bayer's acquisition of Lyondell Chemical's polyol business. Mr. Stern received his BS in Chemical Engineering from Cornell University in 1979 and his MS from the Massachusetts Institute of Technology in 1981.

        Alberto Martinez, M.D. has served as President and COO since June of 2007. Prior to that, he was President and CEO from October of 2005 to June of 2007. Prior to joining Talecris Dr. Martinez was EVP of Worldwide Commercial Operations at ZLB Behring from March of 2004 through September of 2005. From 2000 until March 2004, he was SVP and GM of Plasma Operations at Aventis Bio-services. Prior to his work with ZLB Behring, Dr. Martinez served in various international positions at Sandoz Pharmaceutical (today Novartis) in Brazil, Switzerland, Spain and the U.S. for eighteen years. Dr. Martinez completed his undergraduate and graduate studies at the University of Sao Paulo and received his medical degree from the University of Sao Paulo in 1973. After completing his residency in Pediatrics in 1975, he studied Business and Marketing Administration at the Foundation Getulio Vargaas.

        John M. Hanson has served as Executive Vice President and Chief Financial Officer for our company since October 2005. From April 2003 until he joined us in 2005, Mr. Hanson was employed at Andrx Corporation, a specialty pharmaceuticals company, where he ultimately served as Senior Vice President and Chief Financial Officer. Mr. Hanson took some time off from August 2001 to March 2003 to pursue personal interests. Mr. Hanson has an extensive history of executive experience in the pharmaceuticals industry. From November 2000 to July 2001, Mr. Hanson served as Chief Financial Officer of Mylan Laboratories and from September 1996 through October 2000, Mr. Hanson served as Chief Financial Officer of Zenith-Goldline Pharmaceuticals, Inc., the U.S. generic products subsidiary of IVAX Corporation. Mr. Hanson acted as controller of Barker Norton Pharmaceuticals from April 1995 to September 1996. Mr. Hanson was employed by Arthur Andersen LLP from 1984 to 1995 and is a Certified Public Accountant. Mr. Hanson earned both his BS in Biology and his MPA from the University of South Dakota.

        John F. Gaither, Jr. has been our Executive Vice President, General Counsel and Corporate Secretary since September 2006. Prior to joining us in 2006, Mr. Gaither served as Senior Vice President, General Counsel and Secretary of NeighborCare, Inc., one of the largest providers of institutional pharmacy services in the United States, from 2003 through 2005. Prior to that, from 2001 until 2003, Mr. Gaither served as Vice President, General Counsel and Secretary of Global Healthcare Exchange LLC, a company that provides an electronic trading exchange open to all health care providers, suppliers, and manufacturers that offers a forum to buy and sell a wide range of supplies and that also provides related services to improve the accuracy of pharmaceutical purchasing transactions. Mr. Gaither earned both his BBA in Accounting (in 1971) and his J.D. (in 1974) from the University of Notre Dame.

        Jim Engle has been our Senior Vice President, Information Technology since April 2005. Prior to joining us in 2005, Mr. Engle was with Aventis from 1988 to 2004. His most recent position at Aventis was Senior Vice President, IT for Aventis Behring (subsequently acquired by CSL Ltd. and renamed CSL Behring) from 1999 to 2004. Prior to Aventis, Mr. Engle was employed by Johnson & Johnson from 1982 to 1988. Mr. Engle attended Delaware Valley College of Science and Agriculture, where he earned his BS in Business Administration.

        Randall A. Jones has served as our Senior Vice President, Human Resources since June 2007 and Vice President, Human Resources since December 2006. He previously served as our Vice President and General Counsel from April 2005 to September 2006. He has served as Assistant Secretary since May 2006. From April 2003 to March 2005, Mr. Jones was Vice President and Assistant General Counsel for the Biological Products Division of Bayer Healthcare LLC. From 1998 to 2003, Mr. Jones served in several roles, including General Counsel and Vice President, for Bayer CropScience, a company that manufactures and distributes crop protection and plant biotechnology products, and its predecessors Aventis CropScience and Rhone-Poulenc Ag Company. Mr. Jones earned his Bachelors in Chemical Engineering from the University of Delaware and his JD from the University of Virginia.

        Mary J. Kuhn has been our Senior Vice President, Operations since April 2005. Prior to joining us, Ms. Kuhn was a Senior Vice President of Operations at Bayer from October 2002 to April 2005. Prior to that, Ms. Kuhn was a Vice-President of Operations at Bayer. Ms. Kuhn earned her BS in Pharmacy from Purdue University and her EMBA from the University of New Haven.

        Thomas J. Lynch began as our Vice President of Corporate Governance and Compliance in April 2005, and assumed his current position in early 2006. From 2003 to 2005, Dr. Lynch served as Vice President of Regulatory Affairs and Quality Assurance for CryoLife, Inc., a medical device and human tissue company. Prior to that, during 2000-2003, he served as Senior Vice President, Regulatory Affairs and Quality Assurance at Clearant, a biotechnology company engaged in pathogen inactivation R&D. From 1993 to 2000, Dr. Lynch had been with the U.S. Food and Drug Administration, most recently as Deputy Director of the Division of Hematology. Prior to joining the FDA, Dr. Lynch had spent about 15 years as a research scientist (protein chemistry and enzymology) in various capacities in the public, academic and private sectors. He holds a Ph.D. in biochemistry from Wayne State University and a law degree from Georgetown.

        James A. Moose has held various executive positions with us since April 2005, including Senior Vice President, Corporate Development, and currently Senior Vice President, Plasma Suppliers and Services. From August 2001 until April 2005, Mr. Moose served as CEO and President of Precision Pharma Services, a wholly-owned subsidiary of us. Prior to that, from April 2000 until August 2001, Mr. Moose served in various capacities at VI Technologies, Inc., a Company devoted to developing innovative biotechnology products to improve the safety of blood supplies. At VI Technologies, Inc., Mr. Moose served as General Manager as well as Senior Vice President of Plasma Operations. Mr. Moose earned his BS in Biology from Lehigh University and his MBA from Rutgers University.

        Bruce Nogales joined our company in 2005 as Vice President, International, responsible for our business transitions in Europe and Intercontinental Markets. He has also served as Vice President of both the Immunology and Pulmonary Commercial Development groups. In April 2007, Mr. Nogales was named Vice President and General Manager, International Commercial Operations and in September 2007, Mr. Nogales was named Senior Vice President and General Manager Plasma Resources. Prior to joining us, Mr. Nogales had served from 1999 through 2004 at Aventis Behring (subsequently acquired by CSL Limited and renamed CSL Behring), which is engaged in the global protein therapeutics business, where he served as both Vice President & General Manager of Intercontinental Commercial Operations and of the Wound Healing Business Unit. He has also held key leadership positions at Genzyme Corporation and Allergan. Mr. Nogales earned his BS in Finance from California State University, Long Beach in 1978 and completed an Executive Development Program at the University of Pennsylvania's Wharton School of Business.

        Stephen R. Petteway, Jr., PhD, has served as our Senior Vice President, Research & Development since April 2005. Prior to our formative transaction, Dr. Petteway held various positions for Bayer Biological Products, including: Senior Director, Pathogen Safety & Research; Vice President, Pathogen Safety & Research; and Acting Head, Research & Technology. Prior to joining Bayer, he was Director of Drug Development for Cato Research Ltd.; Vice President and cofounder of Trimeris Inc.; and Director of Molecular Virology and Host Defense for SmithKleine Beecham Pharmaceuticals. His tenure with DuPont Co. was focused on the production of recombinant proteins and the development of diagnostics and blood screening tests. Dr. Petteway is the author of numerous scientific publications and patents related to diagnostics and therapeutics. Dr. Petteway earned his BA in Microbiology/Chemistry from the University of South Florida at Tampa in 1975, and his Ph.D. in Molecular Cell Biology from the University of Alabama at Birmingham in 1980.

        Joel Abelson has served as our Vice President & General Manager, International Commercial Operations since August 2007. Previously, he was Vice President, Canada and Intercontinental Commercial Operations from March 2006 until August 2007. From April 2005 until March 2006, Mr. Abelson worked in a consulting role for Talecris supporting both the formation of the new company and the planning and establishment of our Canadian business. From July 2002 to March 2005, Mr. Abelson served as Vice President, Global Strategic Marketing for Bayer's Biological Products Division. From April 2001 to July 2002, he was Vice President, Immunology Life Cycle Management at Bayer Biological Products. Mr. Abelson also served in various senior management positions in Bayer's Canadian Healthcare

Division from June 1994 to March 2001. Mr. Abelson received his BA (Honours) degree from Carleton University in 1981 and his Master's degree in Public Administration from the University of Toronto in 1984.

        John R. Perkins joined Talecris Biotherapeutics in 2006 and currently serves as the Vice President and General Manager for the U.S. Commercial Operations. Prior to joining Talecris, John was a consultant to Cerberus Capital Management where he provided executive management since 2004 for several existing portfolio companies including Talecris and operational due diligence for potential investments. Mr. Perkins joined Cerberus from General Electric where he was an executive in its Corporate Business Development (M&A) group since 2001. Mr. Perkins started his career with General Electric where he held a variety of additional positions including marketing/product management, sales, operations and Corporate Audit. In addition to his experience at General Electric, he worked in Business Development for a start-up in Silicon Valley. Mr. Perkins is a graduate of General Electric's Management Development Program. He received his BA from DePauw University and earned his MBA from Northwestern's Kellogg School of Management.

        David Shoup has served as our Vice President, Global Commercial Development since joining our company in September 2006. Prior to that time, Mr. Shoup accumulated extensive experience in the pharmaceuticals industry, serving in a number of capacities for EMD Pharmaceuticals (an affiliate of Merck KGaA) and AstraZeneca Pharmaceuticals. At EMD Pharmaceuticals, Mr. Shoup served as Global Alliance Leader and Oncology/US Subsidiary-Team Leader from January 2002 until June 2002, as Global Product Team Leader for matuzumab, a humanized monoclonal antibody targeting EGFR in the oncology setting, from June 2002 to September 2004, and as Vice President-Sales and Marketing from September 2004 until September 2006. At AstraZeneca Pharmaceuticals, Mr. Shoup served in a variety of commercial roles over his fifteen years with the organization. Mr. Shoup earned his BA in Telecommunications from Indiana University in 1983.

        Stuart A. Auerbach has been a member of our board of directors since April 2005 and currently serves on the audit and finance committees. Mr. Auerbach has been a general partner with Ampersand since 1995, having previously served as an associate and partner dating back to 1991. During his tenure at Ampersand, Mr. Auerbach has served as a director of fifteen public and private companies. Mr. Auerbach earned his BS in Chemical Engineering from Columbia University and his MBA from Harvard Business School.

        Richard A. Charpie, PhD has been a member of our board of directors since April 2005 and currently serves on the compensation committee and the compliance and quality committee. Dr. Charpie has been a managing general partner at Ampersand since its founding in 1988 as a spin-off from PaineWebber Incorporated. Dr. Charpie has served as a director of more than thirty-five public and private companies. Dr. Charpie earned both his BS and MS in Physics from the Massachusetts Institute of Technology. He also earned his PhD in Economics and Finance from the Massachusetts Institute of Technology.

        Paul N. Clark has been a member of our board of directors since September 2007. Prior to joining us, Mr. Clark served as Chief Executive Officer and President from June 1999, and Chairman of the Board of Directors from February 2000, until February 2007 of ICOS Corporation, a biotechnology company. Prior to ICOS, Mr. Clark was with Abbott Laboratories from 1984-1998, where he had responsibility for pharmaceuticals and other businesses, retiring from Abbott as Executive Vice President and a board member. Mr. Clark is also a director of Agilent Technologies, Inc. and Catalent Pharma Solutions. Mr. Clark received his BS in finance from University of Alabama and his MBA from Dartmouth College, Amos Tuck School.

        W. Brett Ingersoll has been a member of our board of directors since April 2005 and currently serves on the compensation committee. Mr. Ingersoll has served as managing director of Cerberus Capital Management since 2003. From 1993 until 2002, Mr. Ingersoll served as a partner for J.P. Morgan Partners. In addition to serving on the board of our company, Mr. Ingersoll is also a member of the boards of directors of the following public companies: ACE Aviation Holdings (compensation and audit committees)

and AerCap Holdings N.V. (nomination and compensation committee). Mr. Ingersoll received his BA in Economics from Brigham Young University and his MBA from Harvard Business School.

        James T. Lenehan has been a member of our board of directors since April 2005 and currently serves on the nominating committee and the compliance and quality committee. Since October 2004, Mr. Lenehan has also been a consultant for Cerberus Capital Management. Prior to that, Mr. Lenehan served in a variety of positions at Johnson & Johnson from October 1976 until he retired as Vice Chairman in June 2004. In addition, Mr. Lenehan is a member of the board of directors of Medtronic Inc. Mr. Lenehan earned his BA in Economics from the University of Akron and his MBA from Northwestern University.

        Steven F. Mayer has been a member of our board of directors since April 2005 and currently serves on the audit and finance committees. Mr. Mayer has been managing director of Cerberus California, Inc. since November 2002. Prior to his work at Cerberus, Mr. Mayer acted as executive managing director of Gores Technology Group from December 2001 until November 2002. Mr. Mayer was also managing director of Libra Capital Partners from November 1996 until September 2001. From 1994 until 1996, Mr. Mayer was a managing director of Aries Capital Group, LLC, a private equity investment firm that he co-founded. From 1992 until 1994, Mr. Mayer was a principal with Apollo Advisors, L.P. and Lion Advisors, L.P., affiliated private investment firms. Prior to that time, Mr. Mayer was an attorney with Sullivan & Cromwell LLP. In addition to serving on the board of our company, Mr. Mayer is also a member of the board of directors of BlueLinx Holdings, Inc. Mr. Mayer received his AB, cum laude, from Princeton University and his JD, magna cum laude, from Harvard Law School.

        Reudi Waeger, PhD, has been a member of our board of directors since April 2005 and currently serves on the compensation committee and the compliance and quality committee. Prior to coming to Talecris, Dr. Waeger was President and CEO of Aventis Behring LLC a plasma therapeutics business for more than five years prior to its acquisition by CSL Ltd. in 2004 to form ZLB Behring. Dr. Waeger has over 30 years of experience in the global pharmaceutical and therapeutic protein industry. Prior to that, Dr. Waeger was President and Chief Executive Officer of ZLB Central Laboratories and Blood Transfusion Service of the Swiss Red Cross. Dr. Waeger also serves on the compensation committee of the board of directors at Alexion Pharmaceuticals, Inc., a manufacturer of pharmaceuticals for the treatment of autoimmune and cardiovascular diseases. Dr. Waeger earned a PhD in Biochemistry from the Swiss Federal Institute of Technology.

Board Composition and Election of Directors

        In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

  •
  the class I directors will be                        , and their term will expire at the annual meeting of stockholders to be held in 2008;

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  the class II directors will be                        , and their term will expire at the annual meeting of stockholders to be held in 2009; and

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  the class III directors will be                        , and their term will expire at the annual meeting of stockholders to be held in 2010.

        Our directors may be removed only for cause by the affirmative vote of the holders of 66% or more of our voting stock. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director Independence

        Of our nine directors,            are "independent," as defined by the current rules under the listing standards of the Nasdaq Global Market and the applicable rules of the Securities and Exchange Commission, as affirmatively determined by our board of directors.

                    of our nine current directors (and, as described below, each of the members of our compensation committee and nominating committee) should be considered "independent" under the Nasdaq Global Market and Securities and Exchange Commission rules. We do not have an obligation to ensure a majority are independent, or that any members of our compensation committee or nominating committee are independent as we are a "Controlled Company" under Nasdaq Marketplace Rule 4350(c), given that, after giving effect to this offering, greater than 50% of our voting stock will be held or controlled by Talecris Holdings, LLC.

Board Committees

        Our board of directors has established an audit committee, a finance committee, a compensation committee, a benefits committee, a nominating committee and a quality and compliance committee. While we are not required by the rules of the Nasdaq Global Market or the Securities and Exchange Commission to establish a finance committee, a benefits committee or a quality and compliance committee, we believe having such committees is beneficial to us. The composition of each committee will be effective upon the closing of this offering.

        Audit Committee.    The members of our audit committee are            ,             and            . Our audit committee assists our board of directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence and the performance of our independent registered public accounting firm.

        Upon the closing of this offering, our audit committee's responsibilities will, among other things, include:

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  the appointment, compensation, retention, replacement, termination and oversight of the work of our independent registered public accounting firm (independent auditors) (subject, if applicable, to shareholder ratification), including resolution of disagreements between management and the independent auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or related work;

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  overseeing the work of any other independent registered public accounting firm engaged by us, including through the receipt and consideration of certain reports from our independent registered public accounting firm;

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  reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

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  meeting separately with our independent registered public accounting firm and management;

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  preparing the audit committee report required by Securities and Exchange Commission rules;

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  establishing policies for and pre-approve all auditing services and permitted non-audit services (including accounting services related to mergers and acquisitions transactions and related financing activities), other than "prohibited non-auditing services" (specified below), to be performed for us by our independent auditor (including prohibition against paying any audit partner of ours auditor compensation based on the partner procuring engagements from us to provide any products or services other than audit, review or attest services), subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, as amended;

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  exercising the right to select, retain, terminate and approve the fees and other terms of special or independent legal counsel, accountants or other experts and advisors;

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  reviewing management, appropriate members of our Disclosure Committee (the "Disclosure Committee"), the independent auditor, our annual audited financial statements and quarterly financial statements and any other reports or documents containing financial information prior to any filing with the Securities and Exchange Commission or distribution to the public, including management's and the independent auditor's judgment about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements;

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  discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, and any material issues as to the adequacy of our internal controls and any special steps adopted in light of material control deficiencies;

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  reviewing at least annually and discussing with the independent auditors:

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  all critical accounting policies and practices to be used;

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  the development, selection and disclosure of critical accounting estimates and analyses prepared by management setting forth significant financial reporting issues and judgments made in connection with preparation of the financial statements, including all alternative treatments of financial information with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, regulatory and accounting initiatives, and off-balance sheet transactions and structures on our financial statements;

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  the accounting treatment accorded significant transactions;

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  any significant accounting issues, including any second opinions sought by management on accounting issues;

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  our use of reserves and accruals, as reported by management; and

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  other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

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  discussing with management and the independent auditor our earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies;

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  discussing with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on our financial statements;

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  discussing with management, the internal audit department and the independent auditors our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies;

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  when required, we will review management's assessment of the effectiveness of our internal controls over financial reporting as of the end of the most recent fiscal year and the independent auditor's report on internal controls over financial reporting;

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  reviewing and discussing with our independent auditors matters required to be communicated to audit committees in accordance with Statement on Auditing Standards No. 61 and Rule 2-07 of Regulation S-X (to the extent applicable) relating to the conduct of the audit, including such things as management judgments and accounting estimates, significant changes in our accounting practices, significant audit adjustments, disagreements with management, difficulties encountered in performing the audit and management's response;

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    establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, disclosure or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

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    administering our code of ethics and business conduct in conjunction with our compliance, quality and public policy committee;

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    reviewing and discussing any reports of corporate attorneys or outside counsel submitted to the Committee pursuant to the Securities and Exchange Commission attorney professional responsibility rules (17 C.F.R. Part 205) or otherwise with respect to a material violation of securities laws, breaches of fiduciary duties or other material violations of laws;

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    discussing with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding our financial statements or accounting policies;

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    approval, pre-approval or ratification, as the case may be, of transactions entered into with "related persons" (as defined under Regulation S-K Item 404(a)) when any such transaction (or series of related transactions) involves an amount exceeding $120,000;

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    investigating such matters as it deems appropriate in connection with fulfilling its duties and responsibilities; and

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    requesting and obtaining from the independent auditor assurance that each audit was conducted in a manner consistent with Section 10A (audit requirements) of the Exchange Act, which sets forth certain procedures to be followed in any audit of financial statements required under the Exchange Act.

        All audit and non-audit services to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

                        is our audit committee financial expert and            is the chair of the committee.        of our three audit committee members—                        —are "independent," as defined by the current rules under the listing standards of the Nasdaq Global Market and the applicable rules of the Securities and Exchange Commission. We have relied upon the exemption set forth in Exchange Act Rule 10A-3(b)(1)(iv)(A)(2) and Nasdaq Marketplace Rule 4350(a)(5), which provides us with one year from the effectiveness of this registration statement until such time as each of the audit committee members must be "independent."

        Finance Committee.    Messrs. Mayer, Auerbach and Stern are members of our finance committee. Mr. Mayer is the chair of the committee. Our finance committee assists our board of directors in fulfilling its responsibilities with respect to corporate funding policy, securities offerings, budgets and financial objectives, financial commitments, dividends and related policies.

        Our finance committee's responsibilities include:

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  reviewing and making recommendations to our board of directors with respect to our overall financial goals and financial position, including results of operations, cash flow, capitalization, leverage ratios, debt maturity schedule and foreign currency exposures to ensure prudent financial management;

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  establishing a suitable format for financial reporting to our board of directors, including type and frequency of our reporting financial and non-financial information;

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  reviewing and approving for submission to our board of directors our annual budget and multi-year plans;

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  reviewing our short-term and long-term financial requirements and the projected availability of financing options to ensure that we are maintaining sufficient liquidity and making recommendations to our board of directors concerning our financing strategies and activities in the capital markets;

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  reviewing capital expenditures, including acquisitions, dispositions and joint ventures, and approve or recommend to our board of directors, as appropriate in accordance with the authority levels approved by our board of directors, any such capital expenditures;

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  reviewing and assessing our risk management policies and activities (e.g. corporate insurance program, cash management, interest rate hedging, foreign currency) and provide guidance to our board of directors and senior management with respect thereto;

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  reviewing our overall tax planning strategy and providing guidance to our board of directors and senior management with respect thereto;

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  developing and recommending to our board of directors appropriate policies and procedures for approval and delegating of authority with respect to corporate, operating and financial transactions; and

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  consulting with our compensation committee concerning financial performance as it affects compensation.

        Compensation Committee.                            ,             and                        are the members of our compensation committee.                         is "independent" as defined by the current rules of the Nasdaq Global Market as affirmatively determined by our board of directors.                        is the chair of the committee. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers.

        Our compensation committee's responsibilities include:

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  reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer;

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  overseeing and administering, and making recommendations to our board of directors with respect to, our cash and equity incentive compensation plans;

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  reviewing and making recommendations to the board of directors with respect to director compensation;

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  producing an annual report on executive compensation as required by applicable laws, rules, regulations and listing standards; and

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  administering incentive compensation plans, equity-based plans, and other benefit plans, except as reserved or otherwise delegated by our board of directors.

        Nominating Committee.                            ,             and                        are the members of our nominating committee.             is "independent" as defined by the current rules of the Nasdaq Global Market as affirmatively determined by our board of directors. Our nominating committee is responsible for developing and recommending criteria for selecting new directors.

        Our nominating committee's responsibilities include:

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  identifying and recommending to our board of directors individuals qualified to become board members and committee members consistent with criteria approved by our board of directors;

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  receiving communications from stockholders directed to our board of directors, including stockholder proposals regarding director nominees;

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  developing and recommending to our board of directors a set of corporate governance guidelines applicable to us; and

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  overseeing evaluations of the Board, individual Board members and the Committees of the Board.

        Compliance, Quality and Public Policy Committee.    James T. Lenehan and Messrs. Waeger and Charpie are the members of our compliance, quality and public policy committee. Mr. Waeger is the chair of the committee.

        Our compliance, quality and public policy committee's responsibilities include:

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  providing direction and guidance for the development of our compliance and quality programs;

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  reviewing, approving and overseeing implementation of our code of conduct and our healthcare compliance program generally, as well as other compliance and quality policies, programs and procedures (including without limitation, ethical conduct, trade regulation, environmental protection, health and safety, human resources, and government affairs);

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  with our CEO, at least annually, assessing and verifying the adequacy of our compliance and quality programs, policies, procedures, employee training and program results and effectiveness;

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  at least annually, reviewing the compliance status of our operations (including as appropriate those of critical suppliers and toll manufacturers) and, with our compliance office, addressing any significant compliance and quality issues;

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  at least annually, reviewing our management's commitment to compliance programs and adequacy of resources committed to compliance and quality programs;

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  overseeing and advising us on our political activities, including political contributions and our positions with respect to legislative, regulatory and other public policy issues that may affect our business interests or public image;

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  advising and assisting us in our communications with external stakeholders, including legislative and regulatory officials, the healthcare community including patient advisory groups, and the public at large; and

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  providing a channel, independent of management, for bringing compliance and quality issues to the attention of our board of directors.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the members of our compensation committee has ever been our employee.

Compensation Discussion & Analysis

Compensation Objectives

        We design our owner-entrepreneur focused executive compensation policies and programs with the goal of attracting, motivating and retaining the highest quality executives. We have historically constructed our executive compensation program and its various elements to reflect both market practices and our stockholders' interests, with executive management holding significant stockholder equity through our stock option plan and restricted stock plan.

        The primary objective of our overall executive compensation program is to provide balanced, comprehensive, competitive and cost-effective rewards in the short and long term. The compensation committee of our board of directors has designed and administered our executive compensation program with the following objectives in mind:

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  Compensation is performance-based: A substantial portion of the total compensation opportunity should be variable and dependent upon our operating and financial performance against pre-established goals as approved by the compensation committee. We believe that an appropriate balance between base compensation and at-risk incentive compensation helps to ensure that our management is motivated to achieve our goals and objectives.

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  Compensation is aligned with stockholder interests: Our compensation program should align the interests of executives with the long-term interests of our stockholders by providing incentives to maximize the value of our company for our stockholders. Several components of our executive compensation vary with our results, aligning our executives' interests with those of our stockholders. All of our executive officers hold a significant equity stake in our company through ownership of stock options and restricted stock (whether vested or unvested).

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  Compensation supports the business strategy: Our compensation program is designed to reinforce our underlying business strategy and objectives by rewarding successful achievement of our business goals. We design our executive compensation to provide incentives to executives to achieve strategic objectives in a manner consistent with our goals.

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  Compensation opportunities are market competitive and promote the retention of key executive officers: Our compensation program is designed to attract experienced executives who are proven managers and consistently deliver operational and financial results, as well as retain our executive talent in a highly competitive market while managing costs.

General Executive Compensation Process

        Our compensation committee, which consists entirely of non-employee members of our board of directors, establishes total compensation opportunities (and each of the individual elements) for Lawrence D. Stern, our Chairman and Chief Executive Officer (our CEO), and Dr. Alberto Martinez, our President and Chief Operating Officer (our President). The compensation committee also approves the compensation of our other executive officers, with input from our CEO and our President. The compensation committee routinely meets in executive session (without the CEO or the President or other officers present).

        The compensation committee considers and determines the compensation package for our CEO and our President based on a consideration of individual performance, stockholder return and stockholder value. Upon consideration of these factors, the compensation committee determines the total compensation as well as the appropriate mix of the elements of compensation. The CEO and the President provide recommendations to the compensation committee for the compensation levels for all of our executive officers (other than themselves) as well as our other executives. The compensation committee specifically approves all compensation for all of our executive officers as well as our other executives.

        In performing its duties, our compensation committee is assisted by our management as well as by third party consultants. The consultants provide market data, including regular assessment of our relative position among a group of companies that they identify as a cross-section of U.S. biopharmaceutical companies (peer group companies). In the past, our peer group companies have included:

Allergan Inc.	AI Pharma Inc.	Baxter International Inc.
Bayer AG	Biogen Idec Inc.	Cambrex Corp.
Celgene Corp.	Cephalon Inc.	Chiron Corp.
Genzyme Corp.	Medimmune Inc.	Serological Corp.
Shire plc	ZLB Behring

        Due to the dynamic nature of the biotechnology/biotherapeutics industry, the composition of our selected peer group companies can and does change over time. Up to the present time, one of the challenges for our compensation committee has been to collect relevant competitive data for private companies such as our company. To further assist in benchmarking and design of competitive compensation programs, plans and policies, we and the compensation committee also look to published industry compensation survey data such as the Radford-Aon Life Sciences Compensation survey.

Elements of Compensation

        The primary elements of our executive compensation are (1) annual base salary, (2) annual incentive award (Management Bonus Plan) opportunity, (3) long-term incentive compensation (stock options), (4) special recognition bonus awards and restricted stock and (5) contractual severance and change-of-control benefits. Our executives also participate in certain other benefits that are also available to most salaried employees, such as general health, life and disability insurance plans, profit-sharing and 401(k) savings plans. We set base salary at a level that reflects the value an executive brings to our organization on a day-to-day basis. The annual incentive award is designed to reward achievements during a given year, while long-term incentive compensation serves to drive performance that reflects stockholder interests and provides rewards commensurate with investor returns. The restricted stock and special recognition bonus awards recognize certain key executives' contributions to extraordinary value creation since our inception. Severance and change-of-control benefits are designed to provide some measure of financial security following termination of employment under certain defined circumstances. The compensation committee determines the appropriate mix of these elements.

        In setting compensation levels for the annual base salary and annual incentive compensation categories, we generally follow competitive practices among our peer group. Because of our history and circumstances, however, our long-term incentive and special recognition bonus compensation are implemented and managed to meet our specific needs and objectives. The percentage of total compensation allocated to base salary, annual incentive, long-term incentive and special recognition bonus awards varies by individual, and that individual determination is based on the responsibilities of the individual executive. As a general matter, however, we allocate a much higher percentage of total executive compensation towards incentive-based payments and special recognition awards than is typical of other companies.

        For annual incentives, we use Adjusted EBITDA, Free Cash Flow, and a set of specific business performance and strategic targets to determine awards for our executive management group, including our executive officers. For long-term incentive compensation, we use Adjusted EBITDA and Free Cash Flow as the criteria for performance share vesting. In order to motivate top performance by our executives, we establish a target level for each of the various performance criteria that is high enough that there is no certainty it is achievable. The target level for any performance criterion changes from year to year. These target performance levels reflect challenges with respect to various factors such as volume, pricing, cost control, working capital management and sales and marketing objectives. Our compensation committee may adjust the actual results related to the performance targets, positively or negatively, for items which, in the opinion of the compensation committee, were not reasonably within management's control.

        The performance targets used for 2006 annual incentives included $153.9 million adjusted EBITDA, ($59.8) million unlevered free cash flow and strategic targets related to improved operating expenses, improved gross margins, reduced inventory write-offs, and reduced inventory levels. In 2006, all named executive officers substantially exceeded their performance targets primarily because we surpassed the adjusted EBITDA and unlevered free cash flow targets and we reduced inventory write-offs. Taking into account the 2006 targets and results, the compensation committee has established higher annual performance targets for 2007 relative to adjusted EBITDA, unlevered free cash flow, plasma deliveries and other strategic objectives. Because 2006 was the first full year we existed as a stand-alone company, the compensation committee believes that achieving the 2007 performance and strategic targets will be substantially more difficult. Ultimate achievement of performance objectives is evaluated annually by our compensation committee based on the annual targets and considering overall relevant events and factors for the year.

        In addition to market data and corporate performance, the factors that our compensation committee utilizes in making its decisions on annual executive compensation also encompass the individual performance of our executive officers. At the beginning of each year, the compensation committee establishes the key financial and non-financial goals by which it will evaluate our company's and each executive officer's performance. At the end of the year, the compensation committee evaluates our performance and that of our CEO and our President, along with the performance of our other executive officers. Each executive officer receives an individual performance rating based on achievement relative to his or her goals. The compensation committee then considers market data, corporate performance and individual performance ratings in determining whether to grant increases to base salary and annual bonus awards. There is no pre-established weight assigned to any of these individual considerations.

        Our general practice for an executive who is new in his/her position is to establish compensation below the market, and to increase it to market level over the first several years in the position, assuming that performance warrants such increases. This assures us that the new executive is deserving of market-level compensation prior to his/her actual receipt of such compensation. Other material increases in compensation generally relate to promotions or added responsibilities. In certain circumstances, at the discretion of the committee, new executives may be paid at or above market rates.

        Salary.    Base salary provides an executive with basic compensation and reflects the value of the employee in the market as well as his or her historic contribution to our success. Our compensation committee generally makes salary adjustments for our executive officers on an annual basis. Since inception based on such annual adjustments, we have not decreased base salary for any of our executive officers. As a guideline, we generally establish base salary at approximately the median compensation level for similarly situated positions within our peer group. The following chart illustrates how our executives salaries compare to others in our peer group.

Title	2006 Salary	2005 Peer Group Median	2005 inflated 3.5%	Talecris versus Median at 3.5%
CEO	600.0	796.5	824.4	72.8%
COO	500.0	490.8	508.0	98.4%
CFO	334.8	354.5	366.9	91.2%
Sr. VP R&D	320.0	430.0	445.1	71.9%
Sr. VP Operations	295.8	*	*
Sr. VP Program Mgt/Corp Development	278.8	377.4	390.6	71.4%
Average:				81.1%

*
No direct match

        Our CEO's and our President's base salaries are specified in their respective employment agreements. In determining whether to adjust our CEO's and President's base salaries, our compensation committee considers a number of factors, including data regarding salaries of similarly situated officers in the peer group, the scope of our CEO's and President's responsibilities, and number of years spent in their current positions. In making base salary recommendations to our compensation committee for other executives, our CEO and President consider similar factors.

        Annual Incentive Plan (Non-Equity Based Management Bonus) Compensation.    We use base salary to determine an executive's annual incentive (Management Bonus) award, which we calculate by using a target multiple of base salary. Management Bonus compensation is awarded based on achievement of our annual financial and strategic objectives. This annual incentive payment ensures that a significant portion of each executive's compensation is directly tied to our performance in a given year, thereby providing significant financial incentives to executives to achieve our short term financial and strategic objectives. The annual targets communicate to our executives the key accomplishments that the compensation committee wishes to reward, and ensure that overall executive compensation is consistent with the level of achievement of our goals. We structure the annual incentive element to reward not only increased value for stockholders but also performance with respect to key operational factors and non-financial goals that we believe to be important to our long-term success that may not be immediately reflected in financial performance metrics such as Adjusted EBITDA or Free Cash Flow. Our CEO's target annual bonus is 150% of his base salary, and our President's target annual bonus is 100% of his base salary. The annual bonus targets for our other executive officers range from 41% to 70%.

        Executives participate in the Incentive, or Management Bonus, Plan, which provides for an annual incentive payment based on achievement of specific performance targets. After the end of the year, the compensation committee certifies the results and determines the incentive payout.

        Prior to the end of the first quarter of each year, our compensation committee determines the annual incentive program performance targets for the coming year that must be met to fund the Management Bonus Plan. Two of the targets normally consist of consolidated Adjusted EBITDA and free cash flow. We must achieve at least 90% of one of these financial targets in order to fund the plan. After the end of each year, the compensation committee reviews our financial and strategic performance results, computes the dollar amount of the annual incentive available for all participants in the aggregate and determines the portion of that pool payable to each individual executive. These amounts reflect the various elements of performance, including numerical financial targets and individual goals tied to other performance criteria, as appropriate. The compensation committee may apply negative discretion to the payout amounts for any individual executive.

        In 2006, our CEO (then our Executive Chairman) received an annual incentive award of $947,603 based upon his performance during 2005 and our President (then our President and Chief Executive Officer) received an annual incentive award of $145,754 based upon his performance during 2005. These amounts were calculated by our compensation committee based upon the following formula: approximately 32% of this amount reflects our generation of 121% of our target 2005 Adjusted EBITDA; approximately 47% of this amount reflects our achievement of 148% of our target 2005 Free Cash Flow, and 21% of this amount reflects our accomplishment of 100% of certain strategic objectives, including:

  •
  Achieve Target for Gamunex Releases

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  Initiate Program to Complete Carve-out from Bayer

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  Undertake Specified R&D Activities

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  Transition Talecris Direct to New Partner

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  Achieve Goals of Margin Improvement Plan

        Our compensation committee's determination of annual incentives for the other executive officers in 2006 was similarly determined based on our 2005 Adjusted EBITDA, Free Cash Flow performance and achievement of the strategic objectives described above. The total annual incentive awards received by our other executive officers as a group in 2006 was $477,778. Bonus awards for all executives are payable over the course of two years (60% of the amount received is paid in the year received and 40% is paid in the following year, but only if the executive is still employed by us at the time the payment is to be made). We believe this structured payout of annual incentive awards creates a retention incentive.

        As an additional annual performance-based incentive, subject to a determination by the compensation committee where our key financial targets have been met, we will deposit an amount equal to up to 3% of each eligible employee's annual compensation, subject to the IRS limitation on eligible compensation (which was $220,000 in 2006), into the employee's 401(k) account. In 2006 we paid the full profit-sharing amount, pro-rated from our inception on March 31, 2005.

        Long Term Incentive Compensation (Stock Options).    We design the long term incentive component of our executive compensation to ensure commonality of interests between management and our investors. We do this by connecting stockholder return and long-term compensation, thereby motivating executives to achieve long-range goals that directly benefit our stockholders. Our compensation committee has determined that the grant of stock options pursuant to our 2005 Stock Option and Incentive Plan serves as an effective means of achieving these goals.

        We choose to grant stock options because we believe that they ensure alignment of financial interests among executives and stockholders. All awards to executives are made by our compensation committee. Most option awards to our CEO, President and other executive officers under our 2005 Stock Option and Incentive Plan were granted in 2005. The number of options granted in 2006 to all of our named executive officers, including our CEO (then our Executive Chairman) and our President (then our President and Chief Executive Officer), totaled 13,180 options.

        The option grant level for each executive is determined solely at the discretion of our compensation committee and is based largely on the salary grade of the executive and his/her date of hire. To a lesser extent, the compensation committee may adjust the grant based on market considerations or circumstances particular to the newly-hired executive. The total of all option grants (as adjusted by the compensation committee) may not exceed the aggregate pool of available options under the 2005 Stock Option and Incentive Plan, however.

        Restricted Share and Special Recognition Awards; Special Recognition Bonus Plan.    Effective October 1, 2006, our compensation committee approved the creation of our Special Recognition Bonus Plan, an unfunded, non-qualified retirement plan (as defined in the Internal Revenue Code of 1986, as amended

(the Code)) and an unfunded deferred compensation plan for purposes of ERISA, as a means of recognizing the performance of a group of our senior executives, including all of our executive officers and to protect them in case of a change of control event as described in the plan. Awards that have been granted under this plan are designed to reward past performance and have been provided to executives in recognition of the extraordinary value realized by our company and our stockholders due to the efforts of such executives during the period since the inception of our operating activities on April 1, 2005. Pursuant to this plan our CEO (then our Executive Chairman) received a cash payment of $855,330 in October 2006 and our President (then our President and Chief Executive Officer) received a cash payment of $246,720 in October 2006. Our other executive officers as a group received cash payments under the plan totaling $246,720 in October 2006. The award size was determined by analyzing the company's increased value from inception to December of 2005 and from December of 2005 to October 2006 and calculating each individual's beneficial percent ownership as the percent of participation in the pool. Component 1 of the award is 100% cash and was paid 20% in October 2006 and April 2007, and will be paid in three equal installments of 20% in April 2008, 2009 and 2010; Component 2 was paid 40% in cash with the remaining 60% to be paid in three equal installments of 20% each by April 1, 2008, 2009 and 2010. Each of the three payments related to Component 2 will be paid 50% in cash and 50% in restricted stock. The awards were made relative to what stockholders received in dividends. In order to receive future cash payments, the executive must be actively employed at the time of payment (other than in the case of death or disability), thereby helping to ensure the alignment of the awardees' interests with those of our company and our stockholders.

        In December 2006, our compensation committee approved the creation of our 2006 Restricted Stock Plan. As with our 2005 Stock Option and Incentive Plan, awards of restricted shares, restricted share units and unrestricted shares pursuant to our 2006 Restricted Stock Plan are designed to provide long-term incentive compensation and thereby simultaneously align the interests of our executives and stockholders. Because the value of restricted awards is linked to the performance of our common stock and is dependent on achievement of vesting conditions that may likewise be linked to our corporate performance, we believe that they are an effective means of motivating executives to perform in the best interest of our stockholders. We feel that recognition of their contributions through programs such as these motivate our executives to continue to contribute in a similar manner to the success of our company.

        In furtherance of the goals that underlie both the 2006 Restricted Stock Plan and the Special Recognition Bonus Plan, we granted, in December 2006, an award of cash and restricted and (for our CEO (who was then our Executive Chairman)) unrestricted shares to various employees, directors and consultants (including our executive officers) in recognition of the outstanding contributions of such individuals to our success from our inception through the grant date. A portion of that cash award was immediately payable. Pursuant to this award, our CEO (then our Executive Chairman) received a cash payment of $7,978,319 in December 2006 and our President (then our President and Chief Executive Officer) received a cash payment of $5,596,104 in December 2006. Our other executive officers as a group received cash payments under the award, totaling $5,596,280 in December 2006. The remainder of the cash awards are payable in future installments in 2008, 2009, and 2010. The restricted stock portion of the award vests in equal portions over the three year period 2008 to 2010. Pursuant to the award, our CEO (then our Executive Chairman) received 38,154 shares of restricted stock and 45,000 shares of unrestricted stock, and our President (then our President and Chief Executive Officer) received 47,693 shares of restricted stock. Our other executive officers as a group received restricted stock awards totaling 47,691 shares. In order to receive the future payments in cash or restricted stock, an executive must be actively employed at the time of vesting or payment, thereby helping to ensure the alignment of the awardees' interests with those of our company and our stockholders. The future cash payments are held in a trust account as described below under the heading "—Stock Option and Other Compensation Plans."

        A summary of the material terms of our Management Bonus Plan, our 2005 Stock Option and Incentive Plan, our 2006 Restricted Stock Plan, our Special Recognition Bonus Plan and the 2006

restricted share and cash recognition award is contained under the heading "—Stock Option and Other Compensation Plans."

        Other Compensation.    We structure our other compensation to provide competitive benefit packages to employees, including our executives. We try to structure our benefit programs to be comparable to those offered by most companies. We offer certain perquisites and other personal benefits to senior executives, primarily consisting of housing and relocation expenses as well as the severance and change in control benefits described below. We tie these benefits to competitive practices in the market, a practice the compensation committee believes enables us to attract and retain executives with the talents and skill sets we require.

        We offer certain other benefits, such as a portion of health insurance premiums, to all salaried employees. We also compensate all salaried employees by matching their contributions to our 401(k) plan, the Talecris Savings Plan (the TSP), where we provide, beginning in 2007, a 100% match on the first 3% of employee contributions and a 50% match on the next 2% of employee contributions, up to specified levels and as limited under the Code. We offer the Supplemental Savings Plan (the SSP) to provide highly compensated employees, whose contributions to the TSP are limited under the Code, with supplemental benefits to make up for such Code-imposed limitations. The SSP is an unfunded, nonqualified deferred compensation plan for the executive officers and a small group of other senior management employees. Because this plan is unfunded, participants receive benefits only if we have the financial resources to make the payments when due. The compensation committee believes benefits such as this nonqualified supplemental plan are commonly extended to executives at other companies, and by offering these benefits we remain competitive in the market for qualified senior-level executive talent.

        For further information concerning the TSP and the SSP, please see the discussion under the heading "—Supplemental Savings Plan and Talecris Savings Plan" (following the "Non-Qualified Deferred Compensation" table).

        Retirement Benefits.    Beyond the TSP and the SSP, we offer no retirement benefits. Our compensation committee believes that this approach to sharing retirement planning obligations with our employees, including executives, is generally consistent with that taken by companies in our peer group that are on the leading edge of corporate retirement benefit practices. Specifically, companies are increasingly shifting from defined benefit plans to defined contribution plans such as company-sponsored 401(k) plans. Responsible companies engage their executives and other employees as partners in preparing for retirement, for example by offering robust investment choices, opportunities for training, company matching of employee contributions and deposit of profit sharing proceeds directly into employee 401(k) accounts.

        Severance and Change in Control Agreements.    We have no severance plan for executives or other employees. We provide change in control benefits to a limited number of executives to ensure that they work to secure the best outcome for stockholders in the event of a possible change in control, even if it means that they lose their jobs as a result. Certain of our executive officers also have an executive employment agreement that provides that if the executive's employment is terminated without cause or for good reason, the executive will receive specified benefits. These agreements are described below under the heading "Potential Payments Upon Termination or Change in Control."

        The compensation committee gives careful attention to all aspects of executive compensation and for the reasons discussed above remains confident that our executive compensation program satisfies our objectives.

Option Grant Practices

        We generally determine executive equity-based incentive compensation awards at the first regularly-scheduled compensation committee meeting following employment of option-eligible employees. Prior to the initial public offering of our common stock, such incentive compensation was only awarded at such a meeting after the compensation committee carefully considered factors it believed to be appropriate and estimated the fair value of the common stock on the grant date. As a rule, our compensation committee grants stock options:

  •
  with a grant effective date as of the date of the compensation committee's approval of the option grant, and

  •
  with the exercise price equal to fair market value as of the date of the grant.

Tax and Accounting Considerations

        All elements of compensation, including salaries, generate charges to earnings under accounting principles generally accepted in the United States (U.S. GAAP). We generally do not adjust compensation components based on accounting factors. With respect to tax treatment, we consider the tax effect of types of compensation. Generally, we attempt to structure incentive compensation to secure the deduction for performance-based compensation under Section 162(m) of the Code, although certain programs related to special recognition bonuses and the issuance of restricted stock were previously put in place that provide for payments to be made in 2008, 2009 and 2010 that will not be deductible under Section 162(m) of the Code. Section 162(m) denies a deduction for compensation paid to an executive officer in a taxable year for compensation in excess of $1,000,000 unless such excess amount meets the definition of "performance-based compensation." We attempt to structure the performance portion of our stock options, as well as all of the annual incentive Management Bonus, to meet the criteria for performance-based compensation. It is possible, however, that portions of these awards will not qualify as "performance-based compensation," and, when combined with salary and other compensation to an executive, may exceed this limitation in any particular year.

        The American Jobs Creation Act of 2004 changed tax rules applicable to nonqualified deferred compensation arrangements. We believe that we are operating in good faith compliance with the statutory provisions that became effective on January 1, 2005.

        We have no policy addressing recovery of performance-based awards to the extent financial results underlying those awards are restated, but that situation has never arisen. If it does occur, our compensation committee would determine the appropriate action under the circumstances.

Stock Ownership Guidelines

        We have not established specific guidelines for ownership of stock by management and members of our board of directors. Our compensation committee believes that our 2005 Stock Option and Incentive Plan and the 2006 Restricted Stock Plan provide significant and sufficient management alignment with the interests of our stockholders.

Executive Employment Agreements

        We have executive employment agreements with Lawrence D. Stern, our Chairman and Chief Executive Officer; Alberto Martinez, our President and Chief Operating Officer (COO); John Gaither, our Executive Vice President, General Counsel and Corporate Secretary; and John M. Hanson, our Executive Vice President and Chief Financial Officer. For most other employees, including other executive officers, employment at our company is at will. The terms of employment are specified in formal offer letters which are extended to all employees prior to the commencement of employment. Messrs. Stern, Martinez, Gaither, Hanson and a number of our executives are entitled to severance, in varying amounts, upon termination of their employment. The material terms of these agreements are described below under the heading "—Employment Agreements."

Executive Compensation

Summary Compensation Table

        The following summary compensation table sets forth the total compensation paid or accrued for the year ended December 31, 2006 to our chief executive officer and our other most highly compensated executive officers who were serving as executive officers on December 31, 2006 and whose total annual compensation exceeded $100,000 for the year ended December 31, 2006. We refer to these officers as our "named executive officers."

SUMMARY COMPENSATION TABLE—Fiscal Year 2006

Name and Principal Position(s)(1)	Year	Salary ($)(2)	Bonus ($)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)(6)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(7)	Total ($)
Lawrence D. Stern, Executive Chairman	2006	$500,000	—	$4,043,939	$169,547	$15,226,513	—	$47,666	$19,987,665
Alberto R. Martinez, M.D., President and Chief Executive Officer	2006	$500,000	—	$104,925	$211,934	$11,940,610	—	$84,225	$12,841,694
John M. Hanson, Chief Financial Officer	2006	$332,125	—	$27,980	$171,231	$3,524,490	—	$209,828	$4,265,654
Stephen R. Petteway, Senior Vice President, Research & Development	2006	$249,640	—	$24,482	$49,451	$2,895,213	—	$26,071	$3,244,857
James A. Moose, Senior Vice President, Corporate Development	2006	$278,017	—	$17,486	$35,322	$2,127,616	—	$26,705	$2,485,146
Mary J.Kuhn, Senior Vice President, Operations	2006	$390,994	—	$34,973	$70,645	$4,090,201	—	$29,028	$4,615,841

(1)
Effective June 2007, Lawrence D. Stern was named our Chairman and Chief Executive Officer and Alberto R. Martinez, M.D. was named our President and Chief Operating Officer. Prior to such time (and during the entirety of the 2006 fiscal year to which the information in this table related), Mr. Stern had served as our Executive Chairman and Dr. Martinez had served as our President and Chief Executive Officer.

(2)
Includes amounts deferred from salary, at the election of the named executive officers, pursuant to our company's qualified Savings Plan. The total of such deferred amounts, for each of the named executive officers, was as follows: Mr. Stern, $81,046; Dr. Martinez, $31,538; Mr. Hanson, $51,081; Mr. Petteway, $32,618; Mr. Moose, $20,755 and Ms. Kuhn, $64,812.

(3)
Represents the total expense recorded in 2006 in accordance with FAS 123R (excluding the impact of estimated forfeitures related to service-based vesting conditions) for awards pursuant to our 2006 Restricted Stock Plan. All such awards were granted in 2006 and the grant date fair values of these awards are reflected in the Grants of Plan-Based Awards Table which appears below. For Mr. Stern, the amount recorded in this column includes $3,960,000 of expense recognized upon the grant of a 45,000 share award that was immediately vested. For additional information regarding share awards granted under our 2006 Restricted Stock Plan, please see "2006 Restricted Stock Plan" included in Note 17, "Share-Based Compensation," to our company's audited consolidated financial statements for the year ended December 31, 2006 included elsewhere herein.

(4)
Represents the total expense recorded in 2006 in accordance with FAS 123R (excluding the impact of estimated forfeitures related to service-based vesting conditions), for awards pursuant to the 2005 Stock Option and Incentive Plan, and thus includes amounts attributable to awards granted in both 2005 and 2006. Expense recorded in 2005 in accordance with FAS 123R for the stock option awards granted to the named executive officers in 2005 was as follows: for Mr. Stern, $692,319; Dr. Martinez, $158,951; Mr. Hanson, $42,387; Mr. Petteway, $37,089; Mr. Moose, $26,492 and Ms. Kuhn, $52,984. For additional information regarding the assumptions used in determining fair value using the Black-Scholes pricing model, please see "Share-Based Compensation" included in Note 2 to our company's audited consolidated financial statements for the year ended December 31, 2006 included elsewhere herein.

(5)
The amounts in the Non-Equity Incentive Plan Compensation column reflect the sum of (i) cash paid and amounts earned during 2006 under our company's Management Bonus Plan, (ii) cash paid and amounts earned during 2006 under our company's Special Recognition Bonus Plan, and (iii) cash paid and amounts earned during 2006 in conjunction with our December 6, 2006 cash recognition award. The cash payments under our Management Bonus Plan include amounts contributed by the named executive officers to their respective accounts in our company's qualified Talecris Savings Plan. Amounts awarded under our Special Recognition Bonus Plan and cash recognition award were not eligible for such contribution. See "Stock Option and Other Compensation Plans" below for a description of the material terms of these award plans. The amounts that will be paid in future years in accordance with our Management Bonus Plan are calculated on the assumption that all annual performance targets will be met.

(6)
For Mr. Stern, the amount reflected in this column includes an award of $2,245,700 pursuant to the Management Bonus Plan (of which $568,563 was paid in cash in 2006 ($9,231 of which was contributed by Mr. Stern to his account in our qualified Talecris Savings Plan) and $1,677,137 will be paid in future years in accordance with the plan), an award of $1,644,864 pursuant to the Special Recognition Bonus Plan (of which $855,330 was paid in cash in 2006 and the remaining $789,534 will be paid in future years in accordance with the plan), and a cash recognition award of $11,335,949 (which $7,978,319 was paid in cash in 2006 and the remaining $3,357,630 will be paid in future years in accordance with the award). For Dr. Martinez, the amount reflected in this column includes an award of $913,868 pursuant to the Management Bonus Plan (of which $87,452 was paid in cash in 2006 and $826,416 will be paid in future years in accordance with the plan), an award of $1,233,600 pursuant to the Special Recognition Bonus Plan (of which $246,720 was paid in cash in 2006 and the remaining $986,880 will be paid in future years in accordance with the plan), and a cash recognition award of $9,793,142 (of which $5,596,104 was paid in cash in 2006 and the remaining $4,197,038 will be paid in future years in accordance with the award). For Mr. Hanson, the amount reflected in this column includes an award of $584,024 pursuant to the Management Bonus Plan (of which $37,248 was paid in cash in 2006 ($7,450 of which was contributed by Mr. Hanson to his account in our qualified Talecris Savings Plan) and $546,776 will be paid in future years in accordance with the plan), an award of $328,950 pursuant to the Special Recognition Bonus Plan (of which $65,790 was paid in cash in 2006 and the remaining $263,160 will be paid in future years in accordance with the plan), and a cash recognition award of $2,611,516 (of which $1,492,306 was paid in cash in 2006 and the remaining $1,119,210 will be paid in future years in accordance with the award). For Mr. Petteway, the amount reflected in this column includes an award of $322,264 pursuant to the Management Bonus Plan (of which $71,757 was paid in cash in 2006 ($9,164 of which was contributed by Mr. Petteway to his account in our qualified Talecris Savings Plan) and $250,507 will be paid in future years in accordance with the plan), an award of $287,850 pursuant to the Special Recognition Bonus Plan (of which $57,570 was paid in cash in 2006 and the remaining $230,280 will be paid in future years in accordance with the plan), and a cash recognition award of $2,285,099 (of which $1,305,790 was paid in cash in 2006 and the remaining $979,309 will be paid in future years in accordance with the award). For Mr. Moose, the amount reflected in this column includes an award of $289,753 pursuant to the Management Bonus Plan (of which $89,736 was paid in cash in 2006 ($10,956 of which was contributed by Mr. Moose to his account in our qualified Talecris Savings Plan) and $200,017 will be paid in future years in accordance with the plan), an award of $205,600 pursuant to the Special Recognition Bonus Plan (of which $41,120 was paid in cash in 2006 and the remaining $164,480 will be paid in future years in accordance with the plan), and a cash recognition award of $1,632,263 (of which $932,757 was paid in cash in 2006 and the remaining $699,506 will be paid in future years in accordance with the award). For Ms. Kuhn, the amount reflected in this column includes an award of $414,561 pursuant to the Management Bonus Plan (of which $97,091 was paid in cash in 2006 ($4,987 of which was contributed by Ms. Kuhn to her account in our qualified Talecris Savings Plan) and $317,470 will be paid in future years in accordance with the plan), an award of $411,200 pursuant to the Special Recognition Bonus Plan (of which $82,240 was paid in cash in 2006 and the remaining $328,960 will be paid in future years in accordance with the plan), and a cash recognition award of $3,264,440 (of which $1,865,427 was paid in cash in 2006 and the remaining $1,399,013 will be paid in future years in accordance with the award).

(7)
See below for additional information regarding the amounts disclosed in the "All Other Compensation" column.

All Other Compensation—Fiscal Year 2006

        The following table details the components of the amounts reflected in the "All Other Compensation" column of the Summary Compensation Table for each of our named executive officers for the fiscal year ended December 31, 2006.

Name and Principal Position(1)	Perquisites & Other Personal Benefits(2)	Tax "Gross-ups" & Reimbursements for Payment of Taxes(3)	Company Contributions to Defined Contribution Plans(4)(5)	Insurance Premiums(6)	Other	Total All Other Compensation
Lawrence D. Stern, Executive Chairman	$3,528	$—	$43,258	$880	$—	$47,666
Alberto R. Martinez, M.D., President and Chief Executive Officer	$45,748	$12,555	$23,600	$2,322	$—	$84,225
John M. Hanson, Chief Financial Officer	$129,105	$54,024	$25,940	$759	$—	$209,828
Stephen R. Petteway, Senior Vice President, Research & Development	$—	$—	$24,614	$1,457	$—	$26,071
James A. Moose, Senior Vice President, Corporate Development	$—	$—	$25,652	$1,053	$—	$26,705
Mary J. Kuhn, Senior Vice President, Operations	$—	$—	$28,352	$432	$244	$29,028

(1)
Effective June 2007, Lawrence D. Stern was named our Chairman and Chief Executive Officer and Alberto R. Martinez, M.D. was named our President and Chief Operating Officer. Prior to such time (and during the entirety of the 2006 fiscal year to which the information in this table related), Mr. Stern had served as our Executive Chairman and Dr. Martinez had served as our President and Chief Executive Officer.

(2)
For Dr. Martinez, reflects compensation consisting of $45,748 paid for housing and relocation expenses. For Mr. Hanson, the amount reflects $125,547 paid for housing and relocation expenses and $3,558 paid for reimbursement of medical expenses.

(3)
Represents amounts reimbursed to the named executive officers for taxes owed with respect to reimbursement for relocation expenses.

(4)
Includes our company's matching contribution to each individual's account in the qualified Talecris Savings Plan and the nonqualified Supplemental Savings Plan, in the following amounts: Mr. Stern, $25,928; Dr. Martinez, $9,615; Mr. Hanson, $14,275; Mr. Petteway, $12,856; Mr. Moose, $13,012, and Ms. Kuhn, $15,390. These amounts are in part contributed to the individual's account in the Talecris Savings Plan, and, to the extent in excess of certain Internal Revenue Code maximums, deemed allocated to the individual's account in the Supplemental Savings Plan.

(5)
Includes our company's contribution to each individual's account in the Talecris Savings Plan in conjunction with the profit sharing portion of the plan. Under the profit sharing portion of the plan, our company may contribute to eligible employees' Talecris Saving Plan accounts up to 3% of their compensation, subject to the IRS limitation of the first $220,000 of eligible compensation in 2006. The percentage amount is based upon the attainment of certain financial targets, as established by our board of directors for any given period or year. The plan is discretionary, with the percentage amount determined by our board of directors each year. The amounts in the table include profit sharing contributions made to the named executive officer's Talecris Savings Plan accounts in 2006 relating to fiscal 2005 performance, and the profit sharing contribution earned in 2006 that was contributed to the accounts in March 2007. Such amounts are as follows: Mr. Stern, $17,330; Dr. Martinez, $13,985; Mr. Hanson, $11,665; Mr. Petteway, $11,758; Mr. Moose, $12,640, and Ms. Kuhn, $12,962.

(6)
Represents insurance premiums paid by us in connection with our life insurance programs for the benefit of the named executive officers.

Plan-Based Awards

        The following table reflects awards granted under our company's Special Recognition Bonus Plan ("SRB bonus"), Management Bonus Plan ("Mgt. bonus"), 2006 Restricted Stock Plan and cash recognition award ("RS/cash award"), and the 2005 Stock Option and Incentive Plan ("Stock Options") during the year ended December 31, 2006. There were no stock and option awards granted in 2006 outside of the awards granted under the 2006 Restricted Stock Plan and the 2005 Stock Option and Incentive Plan. Amounts reflected in the table assume that all annual performance targets are met. For a discussion of the material terms of our company's incentive plans, please see "Stock Option and Other Compensation Plans" below.

GRANTS OF PLAN BASED AWARDS—Fiscal Year 2006

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards
						Exercise or Base Price of Option Awards ($/Sh)(5)
Name(1)	Award Type	Grant Date	Target ($)(4)		Target (#)(4)		Grant Date Fair Value of Stock and Option Awards ($)(6)
Lawrence D. Stern, Executive Chairman	SRB bonus RS(2)/cash award Mgt. bonus	12/06/2006	$ $ $	789,534 3,357,630 1,677,137	38,154			$3,357,552
Alberto R. Martinez, M.D. President and Chief Executive Officer	SRB bonus RS(2)/cash award Mgt. bonus	12/06/2006	$ $ $	986,880 4,197,038 826,416	47,693			$4,196,984
John M. Hanson, Chief Financial Officer	SRB bonus RS(2)/cash award Mgt. bonus Stock options(3)	12/06/2006 12/06/2006	$ $ $	263,160 1,119,210 546,776	12,718 13,180	$88.00	$ $	1,119,184 611,816
Stephen R. Petteway, Senior Vice President, Research & Development	SRB bonus RS(2)/cash award Mgt. bonus	12/06/2006	$ $ $	230,280 979,309 250,507	11,128			$979,264
James A. Moose, Senior Vice President, Corporate Development	SRB bonus RS(2)/cash award Mgt. bonus	12/06/2006	$ $ $	164,480 699,506 200,017	7,948			$699,424
Mary J. Kuhn, Senior Vice President, Operations	SRB bonus RS(2)/cash award Mgt. bonus	12/06/2006	$ $ $	328,960 1,399,013 317,470	15,897			$1,398,936

(1)
Effective June 2007, Lawrence D. Stern was named our Chairman and Chief Executive Officer and Alberto R. Martinez, M.D. was named our President and Chief Operating Officer. Prior to such time (and during the entirety of the 2006 fiscal year to which the information in this table related), Mr. Stern had served as our Executive Chairman and Dr. Martinez had served as our President and Chief Executive Officer.

(2)
The restricted stock awards vest in three equal installments on each of the following dates: March 31, 2008, March 31, 2009 and March 31, 2010. On the December 6, 2006 grant date, 45,000 shares granted to Mr. Stern were immediately vested, and, as a result, $3,960,000 of compensation expense was recognized and is included in the Summary Compensation Table in the Stock Awards column. The restricted stock awards are considered issued and outstanding and have full voting rights, and any dividends paid with respect to the restricted stock awards will be accrued for the benefit of the person receiving the award and will vest at the same time as the underlying award.

(3)
The stock options have a four year vesting period, and, as such, one-fourth of these options will vest on each of April 1, 2007, April 1, 2008, April 1, 2009 and April 1, 2010. The stock option award is comprised of 65% performance-based and 35% time-based options. The service-based component of the stock options vests annually in equal amounts over the vesting period. The performance-based component of the stock options vests annually upon the achievement of corporate objectives which are established annually by our board of directors. Options granted in 2006 expire ten years from the date of grant, or earlier if an option holder ceases to be employed by our company.

(4)
Amounts included in this column are calculated based on the assumption that all annual performance targets will be met.

(5)
The exercise price of stock options granted was determined by our board of directors.

(6)
The amounts reflected in this column were determined in accordance with FAS 123R. Restricted shares and unrestricted shares had a fair market value of $88.00, which was the fair market value determined by our board of directors on the December 6, 2006 grant date. The Black-Scholes grant date fair value for stock options granted on December 6, 2006 was $46.42. For additional information regarding the assumptions used in determining a fair value using the Black-Scholes pricing model, please see "Share-Based Compensation" included in Note 2 to our audited consolidated financial statements for the year ended December 31, 2006 included elsewhere herein.

Outstanding Equity Awards at Fiscal Year End

        The following table includes certain information with respect to all outstanding equity awards previously granted to the named executive officers as of December 31, 2006. There was no public trading market for our common stock as of December 31, 2006. Accordingly, as permitted by the rules of the Securities and Exchange Commission, we have calculated the value of unexercised in-the-money options at fiscal year-end assuming that the fair market value of our common stock as of December 31, 2006 was equal to the assumed initial public offering price of $            per share, less the aggregate exercise price.

OUTSTANDING EQUITY AWARDS AT 2006 FISCAL YEAR END

	Option Awards
			Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)					Stock Awards
Name(1)	Number of Securities Underlying Unexercised Options (#) Exercisable				Option Exercise Price ($)(6)		Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(7)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(8)
Lawrence D. Stern, Executive Chairman	137,072	(2)	126,528	(4)		$11.11	11/10/2015	38,154	$3,357,552
Alberto R. Martinez, M.D., President and Chief Executive Officer	39,540	(3)	158,160	(4)		$11.11	11/10/2015	47,693	$4,196,984
John M. Hanson, Chief Financial Officer	— 10,544	(3)	13,180 42,176	(5) (4)	$ $	88.00 11.11	12/06/2016 11/10/2015	12,718	$1,119,184
Stephen R. Petteway, Senior Vice President, Research & Development	9,226	(3)	36,904	(4)		$11.11	11/10/2015	11,128	$979,264
James A. Moose, Senior Vice President, Corporate Development	6,590	(3)	26,360	(4)		$11.11	11/10/2015	7,948	$699,424
Mary J. Kuhn, Senior Vice President, Operations	13,180	(3)	52,720	(4)		$11.11	11/10/2015	15,897	$1,398,936

(1)
Effective June 2007, Lawrence D. Stern was named our Chairman and Chief Executive Officer and Alberto R. Martinez, M.D. was named our President and Chief Operating Officer. Prior to such time (and during the entirety of the 2006 fiscal year to which the information in this table related), Mr. Stern had served as our Executive Chairman and Dr. Martinez had served as our President and Chief Executive Officer.

(2)
Of these options that were granted on November 10, 2005, 105,440 were granted pursuant to one award that vested immediately on the grant date and 31,632 were the initial one-fifth portion of a separate award for which the first vesting date was April 1, 2006.

(3)
These options were awarded on November 10, 2005 and vested on April 1, 2006.

(4)
Award was granted on November 10, 2005 and vests over a period of five years. One-fourth of these unexercisable options will vest on each of April 1, 2007, April 1, 2008, April 1, 2009 and April 1, 2010, subject to the optionee remaining employed with our company through those dates.

(5)
Award was granted on December 6, 2006. One-fourth of these exercisable options will vest on each of April 1, 2007, April 1, 2008, April 1, 2009 and April 1, 2010, subject to the optionee remaining employed with our company through those dates.

(6)
The exercise price of stock options granted was determined by our board of directors.

(7)
Award was granted on December 6, 2006 and vests in three equal installments on each of the following dates: March 31, 2008, March 31, 2009 and March 31, 2010, subject to the optionee remaining employed with our company through those dates.

(8)
The amounts reflected in this column were computed by multiplying the number of shares expected to vest by $88.00, which was determined to be the fair market value of our stock on the grant date of December 6, 2006.

Option Exercises and Stock Vested

        The following table provides information about the number of shares issued upon option exercises and vested upon vesting of restricted stock awards for our named executive officers during the year ended December 31, 2006, and the value realized by our named executive officers.

OPTION EXERCISES AND STOCK VESTED—Fiscal Year 2006

	Option Awards		Stock Awards
Name(1)	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Lawrence D. Stern, Executive Chairman	—	$—	45,000	$3,960,000	(2)

(1)
Effective June 2007, Lawrence D. Stern was named our Chairman and Chief Executive Officer. Prior to such time (and during the entirety of the 2006 fiscal year to which the information in this table related), Mr. Stern had served as our Executive Chairman.

(2)
Mr. Stern was awarded 45,000 shares of unrestricted stock in 2006 in conjunction with our company's restricted share and recognition award. The fair market value of shares of restricted stock granted on December 6, 2006 was determined to be $88.00 per share. The value realized on vesting is based on the fair market value of $88.00 per share at the time the award was granted, and the expense recognized is included in the Stock Awards column of the Summary Compensation Table.

Non-Qualified Deferred Compensation

        The following table discloses each named executive officer's contributions to the Supplemental Savings Plan, our company's matching contribution, accrued interest and other earnings upon funds in the plans, and withdrawals and distributions during the year ended December 31, 2006, and fiscal year end balances as of December 31, 2006.

NON-QUALIFIED DEFERRED COMPENSATION—Fiscal Year 2006

Name(1)	Executive Contributions in 2006 ($)(2)	Registrant Contributions in 2006 ($)(2)	Aggregate Earnings in 2006 ($)	Aggregate Balance at December 31, 2006 ($)
Lawrence D. Stern, Executive Chairman	$77,077	$17,128	$19,886	$106,002
Alberto R. Martinez, M.D., President and Chief Executive Officer	$11,538	$4,615	$1,500	$14,531
John M. Hanson, Chief Financial Officer	$36,694	$9,785	$4,789	$48,205
Stephen R. Petteway, Senior Vice President, Research & Development	$24,283	$7,472	$2,446	$62,751
James A. Moose, Senior Vice President, Corporate Development	$11,586	$7,724	$1,710	$19,727
Mary J. Kuhn, Senior Vice President, Operations	$38,905	$8,646	$22,237	$253,158

(1)
Effective June 2007, Lawrence D. Stern was named our Chairman and Chief Executive Officer and Alberto R. Martinez, M.D. was named our President and Chief Operating Officer. Prior to such time (and during the entirety of the 2006 fiscal year to which the information in this table related), Mr. Stern had served as our Executive Chairman and Dr. Martinez had served as our President and Chief Executive Officer.

(2)
Both the executive contribution and registrant contribution amounts are also disclosed in the Summary Compensation Table in any of the following columns, as applicable: Salary; Non-Equity Incentive Plan Compensation (with respect to management bonus awards); or All Other Compensation.

  Supplemental Savings Plan and Talecris Savings Plan

        Our company's non-qualified deferred compensation program ("Supplemental Savings Plan" or "SSP") is an unfunded nonqualified deferred compensation plan in which employees at certain executive levels are eligible to defer certain pre-tax earnings, subject to certain limitations. The SSP is available to all of our employees who are at the vice president level or above, or any highly compensated employee who the SSP plan administrator designates as being eligible. Each of the named executive officers participates in the Supplemental Savings Plan.

        The SSP allows eligible participants to defer payment of a portion of their salary and bonus on a pre-tax basis. Participants are not allowed to defer payments under any long-term incentive compensation plans (i.e., the Recognition Bonus Plan, the 2006 Restricted Stock Plan and the recognition award plan). To qualify for participation in the SSP, an eligible employee must have deferred the maximum amount permitted into the Talecris Savings Plan ("TSP") (i.e., our 401(k) plan). For 2006, the maximum amount was $15,000. Once an employee has maximized his or her pre-tax contributions under the TSP, he or she can defer up to 18% of his/her "excess compensation" into the SSP. Excess compensation is defined as the compensation in excess of what can be taken into account under the TSP.

        For 2006, our company matched 100% of the first 2% of employee contributions and 50% of the next 4% of employee contributions in the TSP. Beginning January 1, 2007, we will match 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. The investment crediting options for the SSP mirror those offered for the TSP. Each year, the amount of a participant's deferred compensation account increases or decreases based on the appreciation and/or depreciation in the value of the investment crediting alternatives selected by the participant. Executive and registrant contributions are fully vested when contributed. Remaining benefits are subject to forfeiture based on a determination by our Senior Vice President of Human Resources that the participant engaged in a willful, deliberate or gross act which is substantially injurious to the business, financial position or reputation of our company. Benefits under the Supplemental Savings Plan are payable as a lump sum cash distribution upon termination of employment (including retirement and death).

Non-Employee Director Compensation

        The following table sets forth a summary of our non-employee directors' compensation for fiscal 2006.

DIRECTOR COMPENSATION—Fiscal Year 2006

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(2)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)
Stuart A. Auerbach	$—	$—	$—	$—	$—	$—
Steven F. Mayer	$—	$—	$—	$—	$—	$—
Richard A. Charpie	$—	$—	$—	$—	$—	$—
Ruedi E. Waeger	$100,000	$13,990	$28,258	$1,470,158	$50,000	$1,662,406
W. Brett Ingersoll	$—	$—	$—	$—	$—	$—
James T. Lenehan	$—	$34,973	$70,645	$3,675,639	$—	$3,781,257

(1)
Reflects annual stipend of $50,000 paid to Mr. Waeger in 2006 for service in 2005, and an additional $50,000 earned for service in 2006.

(2)
Represents the total expense recorded in 2006 in accordance with FAS 123R (excluding the impact of estimated forfeitures related to service-based vesting conditions) for the restricted stock awards and stock option awards granted to the non-employee directors. The total expense recorded in 2005 in accordance with FAS 123R for the stock option awards granted to the non-employee directors in 2005 is $21,193 for Mr. Waeger and $52,984 for Mr. Lenehan. For additional information regarding the assumptions used in determining a fair value using the Black-Scholes pricing model, please see the discussion under the heading "Share-Based Compensation" included in Note 2 to our audited consolidated financial statements for the year ended December 31, 2006 included elsewhere herein.

(3)
At December 31, 2006, Mr. Waeger and Mr. Lenehan had 6,359 and 15,897 shares of restricted stock awards, respectively, outstanding, which were granted under the 2006 Restricted Stock Plan. The aggregate grant date fair value of the restricted stock awards granted to Mr. Waeger and Mr. Lenehan was $559,592 and $1,398,936, respectively, which is based on the fair market value per share of $88.00 on the grant date of December 6, 2006.

(4)
At December 31, 2006, Mr. Waeger had 26,360 stock options outstanding at a grant date fair value of $141,290 and Mr. Lenehan had 65,900 stock options outstanding at a grant date fair value of $353,224. The grant date fair value of each stock option—$5.36—was determined by using the Black-Scholes pricing model. For additional information regarding the assumptions used in determining a fair value using the Black-Scholes pricing model, please see the discussion under the heading "Share-Based Compensation" included in Note 2 to our audited consolidated financial statements for the year ended December 31, 2006 included elsewhere herein.

(5)
Includes amounts paid pursuant to our company's Special Recognition Bonus Plan and our cash recognition award. For Mr. Waeger, the amount includes a cash payment of $164,400 pursuant to the Special Recognition Bonus Plan and $746,153 paid pursuant to the cash recognition award (the remaining $559,605 of the total award will be paid in future years in accordance with the plan). For Mr. Lenehan, the amount includes a cash payment of $411,200 pursuant to the Special Recognition Bonus Plan and $1,865,427 paid pursuant to the cash recognition award (the remaining $1,399,012 of the total award will be paid in future years in accordance with the plan).

(6)
For Mr. Waeger, this amount consists of a cash bonus of $50,000 as supplemental compensation to reward Mr. Waeger for his role on our board of directors.

        On March 31, 2005, our board of directors approved a compensation program pursuant to which we may pay each of our non-employee directors stock options for their service as a director. In conjunction with this program, in 2005 Mr. Waeger and Mr. Lenehan were granted 26,360 and 65,900 stock options, respectively. The stock options have a time-based vesting schedule, by which vesting occurs over a 5-year period in one-year increments. The grant date fair value of these stock options was determined to be $5.36 under the Black-Scholes pricing model. For additional information regarding the assumptions used in determining fair value using the Black-Scholes pricing model, please see the discussion under the heading "Share-Based Compensation" included in Note 2 to our audited consolidated financial statements for the year ended December 31, 2006 included elsewhere herein.

        Mr. Waeger receives an annual stipend of $50,000 as compensation for his service as a director. None of our other non-employee directors are compensated in cash. However, we reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings. Directors do not participate in a nonqualified deferred compensation plan and we do not pay any life insurance policies for the directors.

        Mr. Stern, our Chairman and Chief Executive Officer, and Dr. Martinez, our President and Chief Operating Officer, also serve on our board of directors. However, Mr. Stern and Dr. Martinez do not receive any compensation for their board service beyond the compensation they receive as executive officers of our company.

        In 2006 both Mr. Waeger and Mr. Lenehan received cash awards pursuant to our Special Recognition Bonus Plan. Mr. Waeger and Mr. Lenehan were paid the entire award immediately upon grant. In 2006, Mr. Waeger and Mr. Lenehan also received an award under the 2006 Restricted Stock Plan and a cash recognition award, which was awarded in restricted stock and cash, respectively. The total amount of the cash award that was paid and earned in the year ended December 31, 2006 is disclosed in the Non-Equity Incentive Plan Compensation column of the Director Compensation table above.

        Effective as of July 20, 2007, our board of directors approved a revised compensation program pursuant to which we will provide the following compensation to our non-employee directors:

  •
  quarterly payments of $15,000;

  •
  quarterly fees for serving on board committees of $1,250 (or $3,750 for chairmanship of such committees);

  •
  annual equity grants of restricted stock and stock options valued at $60,000 each (other than for employees of Cerberus or Ampersand for years in which we pay management fees to Cerberus or Ampersand); and

  •
  initial grants of stock options valued at $100,000 for new directors.

Employment Agreements

        We have employment agreements with Lawrence D. Stern, our Chairman and Chief Executive Officer, Alberto Martinez, our President and Chief Operating Officer (COO), John Gaither, our Executive Vice President, General Counsel and Corporate Secretary and John M. Hanson, our Executive Vice President and Chief Financial Officer. For most other employees, including other executive officers, employment at our company is at will. The terms of employment are specified in formal offer letters which are extended to all employees prior to the commencement of employment. Messrs. Stern, Martinez, Gaither, Hanson and a number of our executives are entitled to severance, in varying amounts, upon termination of their employment.

        Pursuant to our employment agreement with Lawrence D. Stern, entered into on April 1, 2005, and amended and restated as of April 1, 2007, Mr. Stern is entitled to the following annual base salaries: (i) $600,000 for so long as he serves as Executive Chairman or as Chairman and Chief Executive Officer, and (ii) $350,000 for so long as he serves as Chairman. Mr. Stern is also eligible to receive an annual performance bonus under the Incentive (Management Bonus) Plan in the amount determined by the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Mr. Stern's target performance bonus is 200% of his base salary while he holds the position of Chairman and Chief Executive Officer and 100% of his base salary while he holds the position of Chairman, with the actual amount of each performance bonus being determined under the plan in effect at that time as approved by our board of directors. For 2007, however, Mr. Stern's target performance bonus will be prorated at 150% of base salary for three months and at 200% for the number of months following April 1, 2007 for which he serves as Executive Chairman or Chairman and Chief Executive Officer. In addition to other grants of stock options and restricted stock awarded by us to Mr. Stern pursuant to his employment agreement, Mr. Stern will be entitled to receive, upon the consummation of this offering, stock options exercisable for a number of shares equal to one percent (1%) of the then fully diluted outstanding shares immediately prior to the offering at an exercise price equal to the public offering price. Mr. Stern's employment agreement also provides for certain payments that may be made upon termination of his employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

        Pursuant to our employment agreement with Alberto R. Martinez, entered into on September 26, 2005, and amended and restated as of October 17, 2005 and again as of June 12, 2007, Dr. Martinez is entitled to an annual base salary of $500,000 as President and Chief Operating Officer. Dr. Martinez is also eligible to receive an annual performance bonus under the Incentive (Management Bonus) Plan in the amount determined by the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Dr. Martinez's target performance bonus is 100% of his base salary with the actual amount of each performance bonus being determined under the plan in effect at that time as approved by our board of directors. Dr. Martinez' employment agreement also provides for certain payments that may be made upon termination of his employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

        Pursuant to our employment agreement with John F. Gaither, Jr., dated September 5, 2006, Mr. Gaither is entitled to an annual base salary of $320,000 as Executive Vice President, General Counsel and Corporate Secretary. Mr. Gaither is also eligible to receive an annual performance bonus under the Incentive (Management Bonus) Plan in the amount determined by the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Mr. Gaither's target performance bonus is 50% of his base salary with the actual amount of each performance bonus being determined under the bonus plan in effect at that time as approved by our board of directors. Mr. Gaither's employment agreement also provides for certain payments that may be made upon termination of his employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

        Pursuant to our employment agreement with John M. Hanson, dated September 14, 2005, Mr. Hanson is entitled to an annual base salary of $325,000 (increased by the board on April 1, 2006 to $334,750) as Executive Vice President and Chief Financial Officer. Mr. Hanson is also eligible to receive an annual performance bonus under the Incentive (Management Bonus) Plan in the amount determined by the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Mr. Hanson's target performance bonus shall be 70% of his base salary with the actual amount of each performance bonus being determined under the plan in effect at that time as approved by our board of directors. Mr. Hanson's employment agreement also provides for certain payments that may be made upon termination of his employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

Stock Option and Other Compensation Plans

  Stock Option and Incentive Plan

        Our 2005 Stock Option and Incentive Plan was adopted by our board of directors on March 31, 2005. The 2005 Stock Option and Incentive Plan provides for the grant of awards in the form of incentive stock options and nonqualified stock options.

        Our employees, officers, directors, and consultants are eligible to receive awards under our 2005 Stock Option and Incentive Plan. Incentive stock options may not be granted to an individual who, on the date of grant, owns more than 10% of the total combined voting power of a corporation unless certain specified conditions are met. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the plan is 2,000,000 shares of common stock, of which 2,000,000 shares may be granted in the form of incentive stock options.

        The exercise price of stock options granted is determined by the compensation committee of our board of directors. Option awards are granted with an exercise price at least equal to the market price of our common stock at the date of grant and generally vest over a period of four or five years. Our stock options have a service-based component and a performance-based component. The service-based component of the stock options vests annually in equal amounts over the vesting period. The performance-based component of the stock options vests annually upon the achievement of corporate objectives which are established annually by the board of directors. Stock options generally expire ten years after the date of the grant, or earlier if an option holder ceases to be employed by us.

        In accordance with the terms of the 2005 Stock Option and Incentive Plan, our board of directors has authorized our compensation committee to administer the plan. Our compensation committee selects the recipients of awards and determines:

  •
  the number of shares of common stock covered by options and the dates upon which the options become exercisable;

  •
  the exercise price of options; provided, however, that the exercise price shall not be less than 100% of fair market value of our common stock on the date of grant;

  •
  the duration of options, provided that no incentive stock option shall have a term in excess of 10 years;

  •
  the method of payment of the exercise price; and

  •
  the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

        Under our 2005 Stock Option and Incentive Plan, upon the occurrence of a change in control event (as defined therein), any stock options granted under the plan shall become fully vested and immediately exercisable and any performance goals applicable to awards will be deemed to be fully satisfied and immediately exercisable if no termination of employment has taken place prior to the change in control.

        When an employee retires, vested stock options may be exercised within a period of twelve months following retirement, or the remaining term of the option, whichever is less. If a performance-based or time-based option award has not vested at the time of an employee's retirement, the employee will be entitled to vesting of a pro rata share of the award for the year of retirement so long as, in the case of performance-based options, the annual objectives are met.

        The plan will terminate and no award may be granted under the 2005 Stock Option and Incentive Plan after March 30, 2015, but the vesting and effectiveness of awards granted before that date may extend beyond that date. Our board of directors may amend, suspend or terminate the 2005 Stock Option and Incentive Plan at any time, except that stockholder approval will be required for any revision that would materially increase the number of shares reserved for issuance, expand the types of awards available under the plan, materially modify plan eligibility requirements, extend the term of the plan or materially modify the method of determining the exercise price of options granted under the plan, or otherwise as required to comply with applicable law or stock market requirements.

  Management Bonus Plan

        The named executive officers as well as certain other eligible employees who do not participate in our company's pay for performance plan or sales commission plan, participate in our Management Bonus Plan. The Management Bonus Plan is an annual plan which provides potential for cash awards beyond base salary based on the achievement of targeted financial and strategic performance targets, as well as individual performance levels. At the beginning of each plan year, management determines the level of performance for each of the corporate metrics that must be met to fund the plan. The two metrics normally include consolidated Adjusted Earnings Before Interest Taxes Depreciation and Amortization (Adjusted EBITDA) and free cash flow. We must achieve at least 90% of one of these financial metrics in order to fund the plan. Once final financial results are known for a plan year, bonuses are determined and are paid out over 2 years, 60% in year 1 and 40% in year 2. Employees eligible for awards under our Management Bonus Plan must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award. Participants may elect to defer a portion of a management bonus into our Talecris Savings Plan and Supplemental Savings Plan. Our company reserves the right to pay out a prorated bonus based on termination due to death or disability.

  Special Recognition Bonus Plan

        Effective October 1, 2006, the compensation committee of our board of directors approved the Special Recognition Bonus Plan (the "Recognition Bonus Plan") as a vehicle for us to award certain employees, officers, members of the board of directors and consultants for the financial success of our company from its inception through the effective date of the Recognition Bonus Plan. The Recognition Bonus Plan is an unfunded, non-qualified retirement plan as defined in the Code and an unfunded deferred compensation plan for purposes of ERISA. Under the Recognition Bonus Plan, aggregate bonus amounts totaling approximately $7.3 million are to be paid in five installments to eligible participants. The first installment under the Recognition Bonus Plan, totaling $2.5 million, was paid in October 2006, and a second installment of $1.2 million was paid on March 15, 2007. Subsequent installments of equal amounts of $1.2 million will be paid annually on March 15, 2008 through 2010. We record compensation cost over the vesting period lapses consistent with the classification of each recipient's salary. Employees eligible for awards under the Recognition Bonus Plan must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award, except in the case of death or disability. Vesting of future payments will be accelerated for a "change of control," as defined in the Recognition Bonus Plan, and may be accelerated by the Board of Directors in the case of death or disability.

  Restricted Share and Recognition Award and Associated Trust

        On December 6, 2006, the compensation committee of our board of directors approved a restricted share and cash recognition award to certain employees, members of our board of directors, and consultants for the financial success of our company from its inception through the effective date of the award. Under the terms of the cash award, eligible participants were awarded cash amounts, which are payable in four installments. The first installment of the cash award was paid in December 2006. The remaining cash award will be paid in equal installments on March 31 of 2008 through 2010. We used part of the proceeds from our debt recapitalization for the December 2006 installment and to fully fund an irrevocable trust for our remaining obligations under this award. The assets within the trust are segregated from our assets and are protected from our creditors. Any interest income earned on trust assets accrues for the benefit of the eligible participants. We bear all administrative expenses for the maintenance of the trust. We record compensation cost as the vesting period lapses consistent with the classification of each recipient's salary. Employees eligible for these awards must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award except in the event of a disability. Vesting of future payments will be accelerated for a "change of control," as defined, as well as for death.

        The restricted shares granted under the restricted share and cash recognition award were granted in accordance with the terms of the 2006 Restricted Stock Plan, which was approved by our board of directors on December 6, 2006. This plan permits the granting of restricted shares, restricted share units, and unrestricted shares (collectively, "Awards") of our common stock. The maximum number of shares that may be issued for all Awards is 400,000, and no participant may receive Awards that relate to more than 200,000 shares during the term of the plan. Restricted Awards vest on terms determined by our board of directors or its compensation committee at the time of grant. All of the restricted shares currently outstanding vest annually over a four-year period from the date of grant unless accelerated by the compensation committee upon the event of a change in control, as defined in the 2006 Restricted Stock Plan. Any restricted Awards that have not vested at the time of termination of service are forfeited except in the event of death, disability or change of control. The restricted Awards are considered issued and outstanding and have full voting rights. Any dividends paid with respect to the restricted Awards will be accrued for the benefit of the person receiving the Award and will vest at the same time as the underlying Award.

Potential Payments Upon Termination or Change in Control

        Pursuant to the terms of their offer of employment with us, most of our executives are entitled to severance payments in the event their employment is terminated by us without Cause or by them for Good Reason, as those terms are defined in the letter containing the offer of employment. Typically, our obligation to make severance payments under these circumstances continues for the first two years of the executive's employment, and the total severance to be paid is equal to at least twelve month's base salary, continuation of benefits during the period severance is paid, and payment of accrued vacation and unpaid bonus under the Management Bonus Plan. In some cases, these obligations may continue for the duration of the executive's employment and/or the total severance to be paid may exceed twelve months of salary and benefits.

        The following summary sets forth potential payments that may be made to certain of our executive officers upon termination of their employment or a change in control of us under their current employment agreements. We have initially described the material terms concerning termination of employment of our executives generally under their employment agreements; these terms apply to Lawrence Stern, our Chairman and Chief Executive Officer, Alberto Martinez, M.D., our President and Chief Operating Officer, John F. Gaither, Jr., our Executive Vice President, General Counsel and

Secretary, and John M. Hanson, our Executive Vice President and Chief Financial Officer. Along with this general description, we have detailed individual provisions unique to the employment agreements of certain of these executives. Following this description, we have provided the dollar value of payments and benefits for each individual executive in each scenario involving termination of employment.

        Under these employment agreements, we may terminate these executive officers at any time for Cause. In these agreements, "Cause" is generally defined as set forth below:

  •
  commission of a felony;

  •
  acts of dishonesty which results or is intended to result in the executive officer's own personal gain or enrichment at our expense;

  •
  material breaches of the executive's obligations as an executive officer;

  •
  acts of conduct in connection with the executive officer's duties that are fraudulent, unlawful or grossly negligent;

  •
  personal conduct of the executive officer which discredits or damages us;

  •
  the executive officer's contravention of specific lawful direction of our Chief Executive Officer (or, in the case of Mr. Stern, from our board of directors) or the failure to adequately perform his duties (in the case of Mr. Gaither, it must be a "material" failure to perform his duties); or

  •
  breach of the executive officer's duties of confidentiality, non-solicitation or non-competition.

        Under these employment agreements, we may also terminate these executive officers for a Disability. In each of these agreements "Disability" is defined as a reasonable determination by a physician reasonably acceptable to us in accordance with applicable law that as a result of physical or mental injury or illness, the executive officer is unable to perform the essential functions of his position with or without reasonable accommodation for a period of (i) 60 consecutive days or (ii) 90 days in any one (1) year period.

        In addition, our executive officers may terminate their own employment for "Good Reason" as that term is defined in their respective employment agreements.

        Furthermore, upon termination of their employment for any reason each of these executive officers has agreed to a confidentiality agreement of five (5) years, a non-solicitation agreement of twenty four (24) months and a non-competition agreement of at least eighteen (18) months following the termination (subject to an increase in duration to the extent certain severance payments are being made to the executive officer).

        Termination by Us for Cause or by Executive without Good Reason.    If we terminate the executive's employment for Cause or if he terminates his own employment with us without Good Reason, he is entitled to the following:

  •
  accrued but unpaid base salary and benefits (to the date of termination);

  •
  any reimbursable expenses that have been incurred but not yet reimbursed;

  •
  (with the exception of Dr. Martinez) earned but unpaid bonus for the performance years prior to the year of termination (but only if we terminate the executive's employment for Cause);

  •
  in the case of Mr. Stern, vesting and exercising of a pro rata portion of the restricted shares of our common stock and stock options that are otherwise scheduled to vest on the following March 31 and April 1, respectively, in accordance with Mr. Stern's restricted stock award agreement, and stock option award agreement, respectively, entered into upon the amendment and restatement of his employment agreement; and

  •
  in the case of Dr. Martinez, if such termination occurs prior to April 1, 2009, but more than one year after the closing of this offering, and is not for Cause, a pro rata portion for the year of any unpaid amounts to be paid on the following March 15 under our Recognition Bonus Plan and our December 6, 2006 cash recognition award.

        Termination by Us without Cause or by Executive for Good Reason.    If we terminate the executive's employment without Cause or if the executive terminates his employment for Good Reason then, in addition to the payments to be received upon death or Disability (as described below) (or, in the case of Lawrence Stern, in addition to the payments to be received upon termination for Cause or without Good Reason), the executive is generally entitled to the following:

  •
  his then current base salary for either the remaining term of his employment then in effect or 18 months, whichever is greater, payable in equal monthly installments;

  •
  performance bonus payments in an aggregate amount equal to the lesser of (i) the bonus amount earned by the executive for the years prior to the calendar year of his termination or (ii) his target performance bonus, payable in twelve to eighteen (varying by executive) equal monthly installments;

  •
  reimbursement of the cost of continued group health coverage pursuant to COBRA for a maximum of twelve months (or, in the case of Mr. Gaither only, for the period during which he continues to receive base salary (i.e., for the greater of the remaining term of his employment or 18 months));

  •
  exercising of vested stock options (and, in the case of Messrs. Stern and Hanson, the vesting of certain stock options that had previously not vested), in accordance with our stock option award agreement with the executive;

  •
  in the case of Mr. Stern, the vesting of all shares of restricted stock originally granted to him under our 2006 Restricted Stock Plan, and all shares of restricted stock scheduled to vest on the following March 31 and a pro rata portion of the shares of restricted stock scheduled to vest on the second March 31 following termination under the bonus restricted stock award agreement that we entered into with him effective as of April 1, 2007;

  •
  in the case of Mr. Stern, payment of all amounts awarded under our Special Recognition Bonus Plan, effective as of October 1, 2006 and the cash portion of our December 6, 2006 restricted share and cash recognition award;

  •
  in the case of Mr. Gaither, in the event of termination by us without Cause following a Change in Control (as defined in "—Change in Control" below) on or before September 5, 2009, protection from actual losses reasonably incurred upon sale of his primary residence in the Raleigh, North Carolina area (in an amount up to $200,000) and a relocation allowance of $50,000 (provided that he relocates at least 100 miles and does so within 6 months of termination); and

  •
  in the case of Dr. Martinez, payment for accrued but unused vacation days, reimbursement for all reasonable expenses incurred by Dr. Martinez, but not yet reimbursed, to relocate him and his family to the Raleigh, North Carolina area (subject to a $125,000 cap), and certain reimbursements for relocation to Philadelphia, Pennsylvania, up to a total of $125,000 if termination occurs before October 17, 2007.

        However, certain compensation related to our executives' termination would be forfeited if any such executive violates his continued duties of non-disparagement, confidentiality, non-solicitation or hiring, non-competition and properly handling our property, or if the executive fails to provide us with certain minimal consulting services over the eighteen (18) month period following termination.

        "Good Reason" is defined in our executives' employment agreements as:

  •
  a material reduction in the executive's responsibilities, authority, position or duties;

  •
  removal of the executive from his position other than for Cause;

  •
  a material adverse reduction in the amount of his aggregate compensation (unless such reduction in compensation is proportional to any reduction in compensation of other senior executives and, with respect to certain executives, so long as it does not exceed 20%) or failure to pay such compensation;

  •
  material breach by us of his employment agreement (provided that a suspension or the requirement that he not report to work shall not constitute "Good Reason" so long as he continues to receive the compensation and benefits he is entitled to receive under his employment agreement);

  •
  (with the exception of Dr. Martinez) failure by us to maintain in effect any incentive compensation plan in which he participates unless an equitable alternative arrangement is provided (except to the extent that such change in the incentive compensation plan relates to all other eligible executive officers);

  •
  the relocation of his office by us by more than 50 miles from its location at the time his employment agreement with us became effective; or

  •
  (with the exception of Dr. Martinez) our failure to continue to provide him with benefits at least as favorable as those presently enjoyed by him under any employee benefit and welfare plans commensurate with those generally available to all executive officers.

        Termination Due to Death or Disability.    If an executive's employment is terminated as a result of his Disability or death, in addition to the compensation he would receive if terminated for Cause, he is entitled to the following:

  •
  payment for any unpaid bonus relating to the calendar years prior to the calendar year of the termination, payable in twelve (12) equal monthly installments (or, in the case of Dr. Martinez, payable in one lump sum within thirty (30) days of termination);

  •
  a pro rata share of his performance bonus for the year of his termination (if we achieve our performance goals for that year), paid at 100% of his target bonus and payable at the same time and in the same manner as other executives remaining with us;

  •
  vesting and exercising of vested stock options, in accordance with the executive's stock option award agreement;

  •
  (with the exception of Dr. Martinez) payment for accrued but unused vacation days, payable according to our policy at the time of such termination;

  •
  in the case of Mr. Stern, the vesting of all shares of restricted stock originally granted to him under our 2006 Restricted Stock Plan, and all shares of restricted stock scheduled to vest on the following March 31 and a pro rata portion of the shares of restricted stock scheduled to vest on the second March 31 following termination under the bonus restricted stock award agreement that we entered into with him effective as of April 1, 2007; and

  •
  in the case of Mr. Stern, payment of all amounts awarded under our Special Recognition Bonus Plan, effective as of October 1, 2006, and the cash portion of our December 6, 2006 restricted share and cash recognition award.

        In the case of Disability, however, any compensation related to the executive's termination would be forfeited by him if he violated his continued duties of non-disparagement, confidentiality, non-solicitation or hiring, non-competition, properly handling our property, or if the executive does not make a good faith effort to provide us with certain consulting services at no additional cost to us during the severance period.

        Termination by Our Failure to Renew the Employment Agreement.    In addition, if we decide to allow an executive's (other than Dr. Martinez's) employment agreement to lapse without renewing the agreement, effectively terminating his employment, then he is entitled to the same compensation as if he had terminated his employment for Good Reason, except that he would not receive performance bonus payments in an aggregate amount equal to the lesser of the bonus amount received by him for the years prior to the calendar year of his termination or his target performance bonus. However, any compensation would be terminated if an executive violates his continued duties of non-disparagement, confidentiality, non-solicitation, non-competition and properly handling our property. In addition, with respect to Mr. Stern only, any compensation in relation to such lapse of his contract with us would be reduced by any amount of compensation that he may earn from other employment or the provision of consulting services.

        Termination by Executive following Change in Control.    With respect to Mr. Gaither only, if, within the 90 day period commencing nine months following a Change in Control, he terminates his employment, then in addition to the compensation he would receive if terminated due to death or Disability, he is entitled to the following:

  •
  his then current base salary for 12 months, payable in equal monthly installments;

  •
  reimbursement of the cost of continued group health coverage pursuant to COBRA for the period during which he continues to receive base salary; and

  •
  exercise of vested stock options, in accordance with his stock option award agreement.

        However, all of such compensation detailed above would be forfeited if Mr. Gaither violated his continued duties of non-disparagement, confidentiality, non-solicitation or hiring, non-competition and properly handling our property.

        Summary of Payments to Executives in Various Termination Scenarios.    The following summarizes the value of payments and other benefits to be provided to each of Mr. Stern, Dr. Martinez, Mr. Gaither and Mr. Hanson, respectively, upon termination of employment under each of the circumstances described above, assuming that termination had occurred on December 31, 2006:

        For Mr. Stern:

    •
    $1,927,118 for termination without Cause or for Good Reason;

    •
    $427,118 for termination for Cause or without Good Reason;

    •
    $1,304,279 for termination due to death or Disability; and

    •
    $1,177,118 for termination by our failure to renew his employment agreement.

        For Dr. Martinez:

    •
    $1,625,677 for termination without Cause or for Good Reason;

    •
    $0 for termination for Cause or without Good Reason; and

    •
    $717,253 for termination due to death or Disability.

        For Mr. Gaither:

    •
    $614,388 for termination without Cause or for Good Reason;

    •
    $23,175 for termination for Cause or without Good Reason;

    •
    $359,574 for termination due to death or Disability;

    •
    $614,388 for termination by our failure to renew his employment agreement; and

    •
    $401,054 for termination by executive following Change in Control.

        For Mr. Hanson:

    •
    $907,552 for termination without Cause or for Good Reason;

    •
    $24,832 for termination for Cause or without Good Reason;

    •
    $448,447 for termination due to death or Disability; and

    •
    $863,209 for termination by our failure to renew his employment agreement.

Change in Control

        Generally, in the event of a Change in Control (as defined below), all stock options and restricted stock awards that we have granted become immediately and fully exercisable. In addition, all restrictions and conditions on restricted stock will be deemed satisfied and performance share awards will be vested and deemed earned in full, and promptly paid to employees.

Change in Control

        A "Change in Control" means the occurrence of any one of the following events:

          (a)   any person, other than certain permitted investors (each, a "Permitted Investor"), is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of us representing (A) more than 30% of the total voting power of our then-outstanding securities generally eligible to vote for the election of directors (the "Company Voting Securities") and (B) a greater percentage of the then-outstanding Company Voting Securities that are then held by all the Permitted Investors in the aggregate; provided, however, that any of the following acquisitions shall not be deemed to be a Change in Control: (1) by us or any subsidiary or affiliate of us, (2) by any employee benefit plan (or related trust) sponsored or maintained by us or any of our subsidiaries or affiliates, (3) by any underwriter temporarily holding securities pursuant to an offering of such securities, or (4) pursuant to a Non-Qualifying Transaction (as defined in paragraph (b));

          (b)   the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving us or any of our subsidiaries or affiliates (a "Business Combination"), unless immediately following such Business Combination:

            (1)   more than 50% of the total voting power of (x) us resulting from such Business Combination (the "Surviving Corporation"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of a majority of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination,

            (2)   no person, other than a Permitted Investor or any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation, is or becomes the beneficial owner, directly or indirectly, of securities of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) representing (A) 30% of the total voting power of the securities then outstanding generally eligible to vote for the election of directors of the Parent Corporation (or the Surviving Corporation) (the "Parent Voting Securities"), and (B) a greater percentage of the then outstanding Parent Voting Securities that are then held by all the Permitted Investors in the aggregate, and

            (3)   at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were incumbent directors at the time of the board of directors' approval of the execution of the initial agreement providing for such Business Combination;

      (any Business Combination which satisfies all of the criteria specified in (1), (2) and (3) above shall be deemed to be a "Non-Qualifying Transaction");

    (c) our stockholders approve a plan of complete liquidation or dissolution of us; or

    (d) the consummation of a sale of all or substantially all of our assets to an entity that is not an affiliate of us (other than pursuant to a Non-Qualifying Transaction).

        Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of more than 30% of Company Voting Securities as a result of the acquisition of Company Voting Securities by us which reduces the number of Company Voting Securities outstanding; provided, that if after such acquisition by us such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of us may then occur.

Limitation of Liability and Indemnification of Officers and Directors

        Our certificate of incorporation that will be in effect upon the closing of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of their duty of loyalty to us or our stockholders;

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  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  for voting or assenting to unlawful payments of dividends or other distributions; or

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  for any transaction from which the director derived an improper personal benefit.

        Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

        In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

        Since our inception, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities on an as converted to common stock basis, and affiliates of our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties. In accordance with the terms of our Code of Ethics and Business Conduct, which was adopted by our Board of Directors on December 5, 2006 and became effective on                        , and our Policy on Related-Party Transactions, which was adopted by our Board of Directors on                        and became effective on January 1, 2007, which was amended and restated on July    , 2007, it is the responsibility of the Audit Committee of our Board of Directors to review and approve, in advance, the terms and conditions of all related person transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission. In considering the approval of a related person transaction, the details of the transaction must be discussed with the audit committee, including the identification of the related person, the related person's relationship with us, and the nature and the amount of the transaction, evidence to support the arms' length nature of the transaction, including terms and manner of settlement, and the anticipated impact on the financial statements and disclosures. In considering the approval of a related person transaction, a legitimate business case must be developed, including the arm's length nature of the transaction and the disclosure implication of such transaction. Related person transactions to which this policy applies includes, among others, any transaction to which we may be party with any of our directors, executive officers or 5% stockholders or their respective immediate family members. The policy also applies to any transaction to which we may be a party with any of our employees, in which case the Chief Executive Officer has the authority to approve such related person transactions involving employees other than our executive officers or directors. Certain related person transactions that need not be disclosed under Item 404, including transactions where the aggregate amount involved does not exceed $120,000, may be pre-approved or ratified by our audit committee. Responsibility for compensation and employment of executive officers is vested in the compensation committee and of directors is vested in the nominating committee, rather than the audit committee. Other transactions, including loans to executive officers and split dollar life insurance with officers, are prohibited under the policy.

Stockholders Agreements

Agreement with Talecris Holdings, LLC and International BioResources, L.L.C.

        On November 18, 2006, we entered into a stockholders agreement with Talecris Holdings, LLC, a significant stockholder of our company, and International BioResources, L.L.C. (IBR). As of the effective date of the agreement, Talecris Holdings, LLC held 100,000 shares of our Series A Senior Convertible Preferred Stock (series A preferred stock) and 192,310 shares of our Series B Senior Convertible Preferred Stock (series B preferred stock), and IBR held no shares of our stock, but had the right to potentially acquire up to $35.0 million worth of our common stock, at its election, as contingent consideration upon the achievement of certain milestones and other events under the asset purchase transaction between us and IBR of even date therewith. (Talecris Holdings LLC has since acquired an additional 900,000 shares of our series A preferred stock, while IBR has subsequently acquired 268,279 shares of our common stock, of which 200,208 are currently being held in escrow). The stockholders agreement provides each of our stockholders that is party thereto with certain rights with respect to future issuances of our securities and transfers of shares of our stock by the other stockholder party thereto, as well as registration rights for our securities that it owns.

Preemptive Rights and Exchange Rights

        The stockholders agreement provides each of Talecris Holdings, LLC and IBR with preemptive rights with respect to new issuances of our equity securities in accordance with their respective percentages of ownership of our equity securities as of the date of entry into the agreement. Such preemptive rights will terminate immediately prior to the consummation of our initial public offering. The agreement also contains provisions that enable either such stockholder to require that IBR's shares of our common stock be converted into shares of common stock of Talecris Holdings, LLC (or any entity controlling Talecris Holdings, LLC, other than Cerberus and Ampersand and its affiliated funds (Parent)) upon the consummation of an initial public offering or change of control of Parent, or in a roll-up transaction whereby we would become a wholly-owned subsidiary of Parent (in a roll-up transaction, only Talecris Holdings, LLC, not IBR, shall have the right to demand such a conversion).

Transfer Restrictions, Tag-Along and Drag-Along Rights and Right of First Offer

        Under the stockholders agreement, the shares of our common stock that may be acquired by IBR are to be subject to various transfer restrictions until 180 days after the consummation of an initial public offering of our common stock. IBR was granted "tag-along" rights with respect to a sale by Talecris Holdings, LLC to a non-affiliated third party of fifty-one percent (51%) or more of the shares of our stock held by it, while Talecris Holdings, LLC was given "drag-along" rights vis-à-vis IBR for sales by Talecris Holdings, LLC resulting in a third party and its affiliates gaining ownership of a 50% or greater equity interest in our company. These tag-along and drag-along rights are to terminate immediately prior to the consummation of our initial public offering. IBR also provided both us and Talecris Holdings, LLC with a right of first offer prior to sales of our common stock to unaffiliated third parties, at the price and subject to the same terms at which such sales were to be effected with third parties; this right of first offer was also to terminate immediately prior to the consummation of our initial public offering.

Registration Rights

        Demand Rights.    Under the stockholders agreement, we granted to IBR a one-time right and to Talecris Holdings, LLC an unlimited right that allows them at any time after nine months following the consummation of this offering (but subject to certain exceptions and limitations) to request that we register the resale under the Securities Act of 1933, of all or any portion of the shares of our common stock or series A or series B preferred stock that they own. We are not required to maintain the effectiveness of any resale registration statement for more than 210 days (of which the effectiveness of the registration statement may be suspended pursuant to a stop order or the like for up to 30 days). We are also not required to effect any demand registration within 30 days prior to the filing of, or during the 180 days following the effectiveness of, a registration statement for which Talecris Holdings, LLC and IBR hold "piggyback" registration rights (as described below) and are given the opportunity to sell shares pursuant to such registration statement. We may refuse a request for demand registration if, in our reasonable judgment, it is not feasible for us to proceed with the registration because of the existence of any acquisition, disposition or other material transaction or financing activity involving us, or because of the unavailability of audited financial statements or our possession of material information that it would not be in our best interests to disclose in a registration statement, provided that such refusal only results in one 120 day delay to the registration and only occurs one time per any twelve-month period.

        Piggyback Rights.    At any time commencing six months following our initial public offering, Talecris Holdings, LLC and IBR were also granted "piggyback" registration rights that allow each of them to include the shares of our stock that it owns in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on forms that do not permit registration for resale by them) or by any of our other holders of equity securities that have registration rights. The "piggyback" registration rights of these holders of equity securities are subject to proportional cutbacks based on the manner of such offering and the number of shares requested by each holder to be included in such offering.

        Shelf Registration.    We also granted to IBR, at any time commencing with our initial public offering (and only once for every twelve month period), the right to request a shelf registration on Form S-3, providing for resales thereof to be made on a continuous basis, subject to a $10 million minimum of the securities to be registered thereby.

        Indemnification; Expenses.    We have agreed to indemnify each stockholder party to the stockholders agreement against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells our shares, unless such liability arose from such principal's misstatement or omission, and each such stockholder has agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all expenses incident to our performance under the stockholders agreement, and the stockholders will pay their respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of their shares under the stockholders agreement.

Agreement with Talecris Holdings, LLC and Lawrence D. Stern

        On December 7, 2006, we entered into a stockholders agreement with Talecris Holdings, LLC and Lawrence D. Stern, our Chairman and Chief Executive Officer (then our Executive Chairman), who had received a grant of 45,000 unrestricted shares of our common stock under our 2006 Restricted Stock Plan. In addition, any other future recipient of unrestricted shares of our common stock under our 2006 Restricted Stock Plan may be required by us to become party to this stockholders agreement as a condition to our granting such shares. The stockholders agreement governs the transfer of shares of our common stock held by Mr. Stern (or other future stock grantees) upon termination of employment or consulting services, and further restricts and otherwise governs the rights of our stockholders party thereto with respect to transfers of shares of our stock by such stockholders.

Redemption, Put and Exchange Rights

        Under the stockholders agreement, we have the right to repurchase, at not less than fair market value, the shares of our stock held by Mr. Stern in the event that his employment with us is terminated. In the event that Mr. Stern's employment terminates due to his death or disability, however, he (or his beneficiary or estate) has the right to sell, or "put," his shares of our common stock back to us at their fair market value, subject to certain contingencies that may prevent us from consummating such a repurchase. Both our redemption rights and Mr. Stern's put right terminate immediately prior to the consummation of our initial public offering. The agreement also enables either Mr. Stern or Talecris Holdings, LLC to require that Mr. Stern's shares of our common stock be exchanged for shares of common stock of Talecris Holdings, LLC (or any entity controlling Talecris Holdings, LLC) upon the consummation of an initial public offering or change of control of Talecris Holdings, LLC or such controlling entity, or in a roll-up transaction whereby we would become a wholly-owned subsidiary of Talecris Holdings, LLC or such entity (in a roll-up transaction, only Talecris Holdings, LLC, not Mr. Stern, shall have the right to demand such an exchange). However, these exchange rights terminate immediately prior to the consummation of our current offering.

Transfer Restrictions, Tag Along, Drag Along and Market Stand-Off

        The shares of our common stock held by Mr. Stern are also subject to various additional transfer restrictions under the stockholders agreement in connection with a public offering of our common stock. During our consummation of any public offering within two years following the closing of the initial public offering of our stock, Mr. Stern's shares may not be sold or transferred in any manner without our prior written consent or that of the underwriters for the offering. This restriction may remain in effect with respect to any offering, upon our request of that of our underwriters, for up to 180 days after the date of our entry into an underwriting agreement with the underwriters. The stockholders agreement also provides Mr. Stern with "tag-along" rights with respect to a sale by Talecris Holdings, LLC to an unrelated third party of all or any portion of the shares of our stock held by it, while Talecris Holdings, LLC is provided with "drag-along" rights vis-à-vis Mr. Stern for sales by Talecris Holdings, LLC resulting in a third party and its affiliates gaining ownership of a 50% or greater equity interest in our company. These tag-along and drag-along rights are to terminate immediately prior to the consummation of our initial public offering.

Agreement with Talecris Holdings, LLC and Bayer

        On March 31, 2005, we entered into a stockholders agreement with Talecris Holdings, LLC and Bayer Healthcare, LLC and certain affiliates of Bayer Healthcare, LLC (collectively, Bayer). As of the effective date of the agreement, Talecris Holdings, LLC held 100,000 shares of our series A preferred stock and Bayer held 1,000,000 shares of our common stock and one share of our Junior Preferred Stock. (All shares of our stock held by Bayer have since been redeemed, and Talecris Holdings LLC has since acquired 192,310 shares of our series B preferred stock and an additional 900,000 shares of our series A preferred stock). The stockholders agreement provided our stockholders who were party thereto with certain rights with respect to the approval of certain matters and the designation of nominees to serve on our board of directors, as well as registration rights for our securities that they own. Because Bayer no longer holds an equity interest in our company, this agreement is effectively of no further force or effect.

Preemptive Rights and Exchange Rights

        The stockholders agreement provided each of Talecris Holdings, LLC and Bayer with preemptive rights with respect to new issuances of our equity securities in accordance with their respective percentages of ownership of our equity securities as of the date of entry into the agreement. Such preemptive rights were to terminate immediately prior to the consummation of our initial public offering. The agreement also contained provisions that enabled either such stockholder to require that Bayer's shares of our common stock be converted into shares of common stock of Talecris Holdings, LLC (or any entity controlling Talecris Holdings, LLC, other than Cerberus and Ampersand and its related funds (Parent)) upon the consummation of an initial public offering or change of control of Parent or roll-up transaction whereby we would become a wholly-owned subsidiary of Parent.

Restrictions upon Affiliate Transactions and Certain Payments

        The stockholders agreement imposes certain limitations upon transactions that we may enter into with Cerberus or Ampersand or their respective affiliates if any such transaction exceeds $1 million or $10 million and does not receive approval by a disinterested majority of our board of directors or if a fairness opinion is not provided by a nationally recognized investment banking or appraisal firm, respectively. There are various exceptions provided for transactions contemplated explicitly under the agreement itself, the payment of management fees and other excluded transactions.

Transfer Restrictions, Tag-Along and Drag-Along Rights and Right of First Offer

        Under the stockholders agreement, the shares of our common stock held by Bayer were to be subject to various transfer restrictions until 180 days after the consummation of an initial public offering of our common stock. Bayer was granted "tag-along" rights with respect to a sale by Talecris Holdings, LLC to a non-affiliated third party of any shares of our stock held by it, while Talecris Holdings, LLC was given "drag-along" rights vis-à-vis Bayer for sales by Talecris Holdings, LLC resulting in a third party and its affiliates gaining ownership of a 50% or greater equity interest in our company. Bayer also provided both us and Talecris Holdings, LLC with a right of first offer prior to sales of our common stock to unaffiliated third parties, at the price and subject to the same terms at which such sales were to be effected with third parties; this right of first offer was to terminate immediately prior to the consummation of our initial public offering.

Registration Rights

        Demand Rights.    Under the stockholders agreement, we granted to each of Talecris Holdings, LLC and Bayer registration rights that allow them at any time after twelve months following the consummation of this offering (but not within 180 days after the consummation of any other public offering) to request that we register the resale under the Securities Act of 1933, of all or any portion of the shares of our common stock or series A or series B preferred stock that they own. Talecris Holdings, LLC shall be entitled to an unlimited number of demand registrations, while Bayer was to be afforded one such registration. We are not required to maintain the effectiveness of any resale registration statement for more than 210 days (of which the effectiveness of the registration statement may be suspended pursuant to a stop order or the like for up to 30 days). We are also not required to effect any demand registration within 30 days prior to the filing of, or during the 180 days following the effectiveness of, a registration statement for which Talecris Holdings, LLC and Bayer hold "piggyback" registration rights (as described below) and are given the opportunity to sell shares pursuant to such registration statement. We may refuse a request for demand registration if, in our reasonable judgment, it is not feasible for us to proceed with the registration because of the existence of any acquisition, disposition or other material transaction or financing activity involving us, or because of the unavailability of audited financial statements or our possession of material information that it would not be in our best interests to disclose in a registration statement, provided that such refusal only results in one 180 day delay to the registration and only occurs one time per any twelve-month period.

        Piggyback Rights.    At any time commencing six months following our initial public offering, Talecris Holdings, LLC and Bayer were also granted "piggyback" registration rights that allow each of them to include the shares of our stock (other than junior preferred stock) that it owns in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on forms that do not permit registration for resale by them) or by any of our other holders of equity securities that have registration rights. The "piggyback" registration rights of these holders of equity securities are subject to proportional cutbacks based on the manner of such offering and the identity of the party initiating such offering.

        Shelf Registration.    We also granted to Bayer, at any time commencing with our initial public offering (and only once for every twelve month period), the right to request a shelf registration on Form S-3, providing for resales thereof to be made on a continuous basis, subject to a $5 million minimum of the securities to be registered thereby.

        Indemnification; Expenses.    We have agreed to indemnify each stockholder party to the stockholders agreement against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells our shares, unless such liability arose from such principal's misstatement or omission, and each such stockholder has agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all expenses incident to our performance under the stockholders agreement, and the stockholders will pay their respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of their shares under the stockholders agreement.

        Information Rights.    We granted certain information rights requiring the delivery by us of yearly and quarterly financial statements to Bayer, which have since expired due to the sale of all shares of our stock held by Bayer.

Transactions with Centric Health Resources

        On November 4, 2005, we paid $0.2 million to acquire 330,000 shares of Class 1 common stock of Centric Health Resources, Inc. ("Centric"), a Delaware corporation, with issued and outstanding shares of 1,000,000. Our investment in Centric is accounted for using the equity method of accounting based on the assessment that our 33% interest allows us to exercise significant influence but not control. Under the equity method, our investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of Centric as they occur. Our recognition of losses is limited to the extent of our investment in, advances to, and commitments for the investment. For the year ended December 31, 2006 and for the two months ended December 31, 2005, Centric's net income totaled $2.1 million and $0.6 million, respectively, on net sales of $12.8 million and $1.8 million, respectively. Our equity in these earnings was $0.7 million and $0.2 million for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively. For the six months ended June 30, 2007, Centric's net income totaled $0.8 million on net sales of $6.6 million and our equity in these earnings was $0.3 million.

        Pursuant to an agreement to assist us in the management of our Talecris Direct program, Centric provides warehousing, order fulfillment, distribution, home infusion and customer relationship services for us primarily related to our U.S. sales of Prolastin A1PI. Centric maintains inventory of Prolastin A1PI on our behalf which they utilize to fill customer orders. Centric also provides assistance in collecting our related accounts receivable. We provide Centric a fee for each unit of product provided to Prolastin A1PI patients, which escalates with volume. For the six months ended June 30, 2007, total fees for such services were $7.0 million, of which $6.3 million was recorded in cost of goods sold and $0.7 million was recorded in SG&A. The total fees for such services for the year ended December 31, 2006 were $13.0 million, of which $12.5 million was recorded in cost of goods sold and $0.5 million was recorded in SG&A. For the two month period ended December 31, 2005, total fees for distribution services were $2.0 million, and were recorded in cost of goods sold. At June 30, 2007, we had approximately $1.4 million payable to Centric.

Transactions with Cerberus and Ampersand

Formation Transaction

        The cash consideration used in our March 31, 2005 acquisition of the Bayer Plasma net assets was partially financed by $125.0 million of funding provided by affiliates of Cerberus and Ampersand. Cerberus and Ampersand received 12% Second Lien Notes with a fair value equal to their face amount of $25.0 million, 14% Junior Secured Convertible Notes with a fair value equal to their face amount of $90.0 million, and 100,000 shares of series A preferred stock with a fair value of $7.1 million, all in exchange for the $125.0 million in cash.

        Our April 12, 2005 acquisition of Precision Pharma Services, Inc. was financed by an affiliate of Ampersand. In exchange, Ampersand received 12% Second Lien Notes with a fair value equal to their face amount of $2.8 million and 192,310 shares of series B preferred stock.

        On December 6, 2006, we repaid and retired all principal and interest amounts owed under the 12% Second Lien Notes and the 14% Junior Secured Convertible Notes were converted into 900,000 shares of series A preferred stock at the holders' election. We incurred a prepayment penalty of $1.1 million associated with the early retirement of the 12% Second Lien Notes.

        Additional information regarding our formation transaction and equity and debt consideration issued to Cerberus and Ampersand are located elsewhere in this prospectus.

Transaction Fees Paid to Cerberus and Ampersand associated with our Formation Transaction

        We paid transaction fees totaling $2.2 million to Ampersand in connection with our formation transaction for reimbursement of costs incurred by them for valuation, accounting, legal, regulatory, and other fees. We paid transaction fees totaling $1.5 million to Cerberus for professional services and reimbursement of filing fees in connection with our formation transaction. Cerberus was also paid $0.8 million of fees related to the issuance of 12% Second Lien Notes.

Management Agreement

        We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we are charged a management fee equal to 0.5% of net sales for advisory services related to a number of topics, including strategy, acquisition, financing, and operational matters. Payments are made quarterly. Upon completion of this offering, we expect to terminate the Management Agreement, as amended. Upon termination, Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures will be entitled to receive a termination fee equal to five times the aggregate fee paid in the four most recently completed fiscal quarters plus all reasonable out of pocket costs and expenses incurred with such offering. If the Management Agreement, as amended, was terminated on June 30, 2007, the calculated termination fee would be approximately $28.8 million, which we would pay from the net proceeds from this offering. Following termination, there will be no ongoing payment obligations from us to either Cerberus-Plasma Holdings LLC or the affiliate of Ampersand Ventures under the Management Agreement, as amended.

Summary

        The following table summarizes our transactions with Cerberus and Ampersand:

(in thousands)	Six Months Ended June 30, 2007	Year Ended December 31, 2006	Nine Months Ended December 31, 2005	Payable at June 30, 2007
Management fees	$3,000	$5,645	$3,350	$(1,488)
Operational support	$268	$778	$1,194	$(132)
Debt prepayment penalty	—	$1,111	—	—
Formation transaction fees	—	—	$4,400	—

Transactions with Bayer

        As partial consideration for our March 31, 2005 acquisition of the Bayer Plasma net assets, we issued 1,000,000 shares of our common stock, which had an embedded put/call feature, and one share of Junior Preferred Stock, to Bayer. The put right gave Bayer the right to earn a minimum return of 6%, compounded annually, on a $15.0 million stated value. The call right entitled us to call the common stock from Bayer after March 31, 2007 based on a formula determined price. The fair value of the Bayer common stock with the embedded put/call feature was estimated at $10.8 million at March 31, 2005, which was included as additional consideration in our determination of the purchase price. Although the Junior Preferred Stock had no notional face amount, the liquidation preference of the Junior Preferred Stock was to have been increased by cumulative accrued dividends of 6% from January 1, 2006 through the liquidation or redemption date, determined as if the actual liquidation preference of the Junior Preferred Stock had been its face amount as of January 1, 2006. The liquidation value would have been determined based on the achievement of certain annual sales targets not to exceed $10 million annually for a five-year period.

        We subsequently repurchased and retired the 1,000,000 shares of our common stock from Bayer on September 15, 2006 for a cash purchase price of $23.5 million, and the embedded put/call feature was cancelled. We repurchased 80% of Bayer's one share of Junior Preferred Stock with the payment of an agreed pro-rated earn-out of $26.8 million on December 30, 2005 and we repurchased the remaining 20% of Bayer's one share of Junior Preferred Stock for an agreed price of $6.7 million on March 31, 2006. Although at the date of this offering, Bayer does not have an equity ownership in us, Bayer served as a "related person" throughout the period from our formation transaction on March 31, 2005 until such repurchases were consummated. Additional information regarding our formation transaction and the equity consideration issued to, and subsequently repurchased from, Bayer, is included elsewhere in this prospectus.

        The following summarizes our most significant transactions with Bayer. Additional information regarding the various agreements that we have with Bayer affiliates is included elsewhere in this prospectus.

Transition Services Agreements

        We entered into a number of transition services agreements, which are primarily general and administrative in nature, with Bayer, in connection with our March 31, 2005 formation transaction, under which Bayer affiliates provided us with various services related to operational support for our finance, human resources, information technology, sales and customer support, regulatory, research and development, clinical, procurement, and logistics functions, for various periods of time. Total fees incurred for transition services (excluding information technology-related services) provided by Bayer and its affiliates were $2.2 million, $8.3 million, and $6.6 million for the six months ended June 30, 2007, the year ended December 31, 2006, and the nine months ended December 31, 2005, respectively, while total fees incurred for information technology-related services provided by Bayer and its affiliates during such periods were $0.1 million, $15.2 million, and $5.7 million, respectively. We have since terminated the majority of these services as we have developed internal capabilities, or in certain cases, contracted with independent third parties, to assume these functions. We continue to use regulatory support services provided by Bayer affiliates until such time as we acquire marketing authorizations in selected European countries, which we anticipate, will occur during 2007.

        In connection with our March 31, 2005 formation transaction, we entered into a transition service agreement with Bayer under which we provided Bayer with services related to operations such as collections, facilities use, quality, regulatory affairs, and sales and marketing. Fees for these services totaled $1.2 million and $7.1 million for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively. This agreement expired on December 31, 2006.

Intellectual Property Licensing Agreements

        In connection with our formation transaction, we licensed from Bayer, without the right to grant sublicenses to non-affiliated companies, on a perpetual royalty-free, worldwide basis specified patent and intellectual property rights that are related to our business. The rights were retained by Bayer because they were not exclusively related to the Bayer Plasma business. The license extends on an exclusive basis to the license field, which means the manufacturing, marketing, distribution, sale and research and development of plasma-derived products and any plasma-derived therapeutic proteins and substitutes and equivalents for those. Recombinant coagulation products useful in the treatment or prevention of bleeding disorders are not licensed and are retained by Bayer. We license to Bayer on a royalty-free, worldwide basis the intellectual property rights acquired by us in the formation transaction. The license is perpetual and extends on a non-exclusive basis to activities outside of the license field.

Bayer Manufacturing Supply and PPF Powder Supply Agreements

        At its production facility in Berkeley, California, Bayer Healthcare, LLC performs certain purification, filling and packaging processes related to our Thrombate III (anti-thrombin III) product and purification for a portion of intermediate paste material used in the manufacture of our Prolastin A1PI product. The initial term of the agreement was through December 31, 2006, with the possibility of two annual extensions at our option, and an additional year under certain conditions. We have exercised an extension option through December 31, 2007. Volumes to be provided are subject to Talecris' requirements, within certain minimum and maximum levels. Achievement of product specifications and other commitments by both parties are also included in the agreement. We anticipate shifting production of our Thrombate III product to our facilities in 2011. Total fees charged to us under this agreement were $5.1 million for the six months ended June 30, 2007 and $14.4 million for both the year ended December 31, 2006 and the nine months ended December 31, 2005, and were charged to inventoriable costs.

        Our manufacturing facilities in Clayton, North Carolina, produce plasma protein fraction (PPF). Pursuant to a supply agreement with Bayer Healthcare LLC, entered into in connection with our formation transaction, agreed quantities of the PPF are shipped to Bayer's Berkeley, California manufacturing facility where it is used as a nutrient in Bayer's Kogenate (recombinant factor VIII) production process. The original term of the contract expires on December 31, 2008 with potential extensions to 2012 at Bayer's option. Volumes of product to be supplied are determined within stated minimum and maximum values. We may be subject to financial penalties if we fail to deliver specified amounts of PPF, such penalties not to exceed $35 million in the aggregate through December 31, 2010 and $17.5 million (minus any amounts payable through December 31, 2010, but not less than zero) in the aggregate through December 31, 2011. No such penalties will be payable for periods after December 31, 2011. We may also be liable for direct damages or losses Bayer suffers as a result of our failure to supply the required amounts of PPF after a certain cure period in an amount not to exceed, for a particular calendar year, twice the amount of all revenues to us under the agreement for such calendar year. In no event will our liability for non-delivery of PPF exceed $150 million. Pricing for the products are subject to annual adjustment for inflation and other factors. The sales of PPF powder to Bayer totaled $19.0 million, $40.6 million and $35.8 million for the six months ended June 30, 2007, the year ended December 31, 2006 and the nine months ended December 31, 2005, respectively.

European Agreements

        Under the European Product Sales and Services Agreement (Phases I and II), Bayer performs services for us in which it purchases, tests, approves for release, packages and ships our products to European distributors (Phase I). Once we have obtained all required regulatory authorizations, Bayer will perform some of these services under a contract manufacturing arrangement (Phase II). Bayer will test, release, package, and label our products and we will ship them to our European distributor (see European Distribution Agreement below). The terms of these service agreements expire no later than December 31, 2008. Pricing for the services in Phase II is subject to annual adjustments for inflation and other factors each January. Bayer receives contractual fees for both Phase I and Phase II activities. The agreement provides for periodic adjustments in the event that the actual Phase I fees are less than the contractual rate. In addition, Bayer may require us to repurchase product with minimum specified dating at the end of Phase I and Phase II of the agreement.

        Under the terms of the European Distribution Agreement, Bayer purchases, markets, sells and distributes our products to specified countries in Europe. The initial term of the agreement was through March 31, 2006, but upon our request and as provided in the agreement, it was extended to March 31, 2007. We continue to use Bayer affiliated distributors in certain countries within Europe, excluding Germany. Volumes provided were subject to mutual consent within certain minimum and maximum contractual levels. Bayer earned a specific margin on sales of our products which reflected a market rate. We also agreed to reimburse certain SG&A expenses incurred by Bayer affiliates. Upon termination of the agreement, Bayer had the right to require us to repurchase inventories that met specific minimum dating requirements. The total gross sales value of products shipped for the six months ended June 30, 2007, year ended December 31, 2006, and the nine months ended December 31, 2005 was $59.7 million, $90.0 million, and $59.3 million, respectively. Total SG&A reimbursements to Bayer affiliates under this agreement were $1.6 million, $14.9 million, and $10.9 million for six months ended June 30, 2007, the year ended December 31, 2006, and the nine months ended December 31, 2005, respectively.

        In December 2006, we began transitioning Phase I activities from Bayer with the launch of Talecris Biotherapeutics, GmbH, which assumed responsibility for sales and marketing activities in Germany and ultimately throughout Europe. In addition, we contracted with a third party for distribution of our products within Germany. As provided for in our distribution agreements with Bayer, as discussed above, we agreed to buy back inventories totaling $15.8 million from Bayer in 2006. As we transitioned the Phase I activities in early 2007 and assumed responsibility for sales and marketing activities within the rest of Europe, we were required to repurchase additional inventories from Bayer in the amount of $51.2 million during the six months ended June 30, 2007. Distribution outside of the United States does not involve a majority of our business and is influenced by regulatory and contractual restrictions.

        In August 2007, we entered into an Amended and Restated European Product Sales Agreement (Phase I) with a Bayer affiliate effective through December 31, 2008, which included terms similar to the previous agreement. Under the terms of the amended agreement, the Bayer affiliate will continue to purchase, test, approve for release, package, and ship our products to certain European distributors until such time that we receive marketing authorizations in these European countries.

Canadian Distribution Agreement

        Bayer marketed and sold our products in Canada through March 31, 2006, including fractionation services performed at our Clayton, North Carolina facilities, at which time the initial term of the agreement expired. The total gross sales value of products shipped for the year ended December 31, 2006 and for the nine months ended December 31, 2005 was $11.6 million and $100.5 million, respectively, while total SG&A reimbursements to Bayer affiliates for such periods under this agreement were $1.7 million and $4.7 million, respectively. On April 1, 2006, we launched our Canadian operation, Talecris Biotherapeutics, Ltd., and as a result terminated our Canadian distribution agreement with Bayer on March 31, 2006. In connection with the launching of our Canadian operation, we contracted for third party warehousing and logistics services for Canada that commenced on April 1, 2006. We repurchased inventories in the amount of $6.2 million from Bayer in connection with the opening of Talecris Biotherapeutics, Ltd. and the transfer of our Canadian warehousing and logistics services to this unaffiliated third party during 2006.

Japanese Supply and Distribution Agreement

        Under the Japanese Supply and Distribution Agreement, Bayer purchased, tested, packaged, approved for release, marketed, sold, and distributed our products in Japan. The total gross sales value of products shipped under this agreement for the year ended December 31, 2006 and the nine months ended December 31, 2005 was $18.9 million and $15.4 million, respectively. This agreement was terminated effective September 30, 2006.

Other Distribution Agreements

        Pursuant to another distribution agreement, Bayer agreed to purchase, market, sell, and distribute our products in specified countries outside of the United States, Canada, Japan, and Europe. The initial term of the agreement was through March 31, 2006. We did not elect to extend the services beyond March 31, 2006 as we replaced these services with our own capabilities or with third party contracts. Under the agreement, Bayer was entitled to receive a specified gross margin on product sales that reflected a market rate. The total gross sales value of products shipped for the year ended December 31, 2006 and nine months ended December 31, 2005 was $11.1 million and $11.4 million, respectively. During the initial term of the agreement, we had also reimbursed Bayer affiliates for their SG&A. Total reimbursed SG&A under this agreement was $0.5 million and $1.3 million for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively. We consider other needs of patients in the United States and elsewhere in determining our distribution agreements.

Summary

        The following table summarizes our transactions with Bayer affiliates:

	Six Months Ended June 30, 2007			Year Ended December 31, 2006			Nine Months Ended December 31, 2005
(in thousands)	Net Revenue	Expenses	Other	Net Revenue	Expenses	Other	Net Revenue	Expenses	Other	June 30, 2007 (Payable) Receivable
Transition services agreements	—	$2,327	—	$1,242	$23,525	—	$7,066	$12,308	—	$(3,033)
Supply agreements	$19,042	—	$5,062	$40,628	—	$14,435	$35,847	—	$14,423	$1,326
Distribution agreements	$46,470	—	—	$103,952	—	—	$175,690	—	—	$(5,351)/$11,048
Inventory repurchases	—	—	$51,182	—	—	$21,902	—	—	—	$(8,857)

        In the table above, net revenue is presented net of SG&A reimbursements to Bayer affiliates under the terms of various distribution agreements, which amounted to $1.6 million, $17.0 million, and $16.9 million for the six months ended June 30, 2007, year ended December 31, 2006, and nine months ended March 31, 2005, respectively. In the table above, we have also presented the revenue net of period end deferred margins associated with sales to Bayer distributors which have not sold through to unaffiliated customers.

Director Compensation

        Please see "Management—Non-Employee Director Compensation" for a discussion of options granted and other compensation to our non-employee directors.

Executive Compensation and Employment Agreements

        Please see "Management—Executive Compensation" for additional information on compensation of our executive officers. Information regarding employment agreements with our executive officers is set forth under "Management—Executive Compensation—Employment Agreements."

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock, as of                        , by:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group;

  •
  each person, or group of affiliated persons, who beneficially owns more than 5% of our outstanding shares of common stock; and

  •
  each stockholder selling shares in this offering.

        Except as otherwise set forth in the footnotes below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned, except for holders of shares of restricted stock, who possess sole voting power but lack investment power with respect thereto (due to their inability to dispose of such shares). Please see "Certain Relationships and Related Person Transactions" for a discussion of business relationships between us and certain of our stockholders.

        In the table below, the column entitled "Number of Shares Beneficially Owned Prior to the Offering-Percentage" is based on a total of 11,393,656 shares of our common stock outstanding on June 30, 2007, assuming conversion of all of the outstanding shares of our preferred stock into 10,730,790 shares of common stock prior to the closing of this offering and including 617,866 shares of restricted common stock which are considered issued and outstanding and which have full voting rights. The column entitled "Number of Shares Beneficially Owned After the Offering-Percentage" is based on                         shares of common stock to be outstanding after this offering, including the                         shares that we are selling in this offering, but not including any shares issuable upon exercise of options and not including any shares that may be issued as a result of the underwriters' exercise of their option to purchase additional shares from us.

        The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission. The information does not necessarily indicate beneficial ownership for any other purpose. Under those rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after June    , 2007. For purposes of calculating each person's or group's percentage ownership, shares of common stock issuable pursuant to stock options exercisable within 60 days after June    , 2007 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

        Unless otherwise indicated in the footnotes below, the address of each beneficial owner listed below is c/o Talecris Biotheraputics Holdings Corp., P.O. Box 110526, 4101 Research Commons, 79 T. W. Alexander Drive, Research Triangle Park, North Carolina 27709.

	Number of Shares Beneficially Owned Prior to the Offering			Number of Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner			Number of Shares Being Offered
	Number	Percentage		Number	Percentage
5% Stockholders and Selling Stockholders
Talecris Holdings, LLC(1)(2)	10,730,790	94.9
Executive Officers and Directors
Lawrence D. Stern(3)	345,158	3.0
Alberto R. Martinez, M.D.(4)	126,773	1.1
John M. Hanson(5)	37,101	*
John F. Gaither, Jr.(6)	9,157	*
Jim Engle(7)	8,451	*
Mary J. Kuhn(8)	42,257	*
Tom Lynch(9)	8,451	*
James A. Moose(10)	21,128	*
Stephen R. Petteway(11)	29,580	*
Randall A. Jones(12)	8,451	*
Joel Abelson(13)	4,566	*
Bruce Nogales(14)	8,451	*
John Perkins(15)	16,903	*
David Shoup(16)	859	*
Stuart A. Auerbach(17)	—	*
Richard A. Charpie(18)	—	*
Paul N. Clark	—	*
W. Brett Ingersoll(19)	—	*
James T. Lenehan(20)	42,257	*
Steven F. Mayer(21)	—	*
Ruedi E. Waeger(22)	16,903	*

All executive officers and directors as a group	726,446	6.2

*
Less than one percent.

(1)
Cerberus-Plasma Holdings LLC owns a 74.3% equity interest in Talecris Holdings, LLC, which owns 1,000,000 shares of our series A preferred stock and 192,310 shares of our series B preferred stock, which, in the aggregate, will be converted into 10,730,790 shares of our common stock prior to the consummation of this offering. Cerberus-Plasma Holdings LLC, as the managing member of Talecris Holdings, LLC, exercises voting and investment authority over our securities held by Talecris Holdings, LLC. The managing member of Cerberus-Plasma Holdings LLC is Cerberus Partners, L.P., whose general partner is Cerberus Associates, L.L.C. (Cerberus Associates, L.L.C., and together with Cerberus Partners, L.P. and Cerberus Plasma Holdings LLC, the "Cerberus Entities"). Stephen Feinberg is the managing member of Cerberus Associates, L.L.C. and, as such, exercises sole voting and investment authority over our securities held by Talecris Holdings, LLC. Mr. Feinberg disclaims beneficial ownership of the shares of our securities held by Talecris Holdings, LLC, except to the extent of his pecuniary interest therein.

(2)
Ampersand, through its affiliated entities: (i) Ampersand 1999 Limited Partnership ("Fund 1"), (ii) Ampersand 1999 Companion Fund Limited Partnership ("Fund 2"), (iii) Ampersand 2001 Limited Partnership ("Fund 3"), (iv) Ampersand 2001 Companion Fund Limited Partnership ("Fund 4") and (v) Ampersand Plasma Holdings, L.L.C. ("Fund 5") (foregoing items (i) through (v) collectively referred to as the "Funds") owns a 25.7% equity interest in Talecris Holdings, LLC, which owns

  1,000,000 shares of our series A preferred stock and 192,310 shares of our series B preferred stock, which, in the aggregate, will be converted into 10,730,790 shares of our common stock prior to the consummation of this offering. AMP-99 Management Company Limited Liability Company ("AMP-99 MC LLC") is the General Partner of Fund 1 and Fund 2, AMP-01 Management Company Limited Liability Company ("AMP-01 MC LLC") is the General Partner of Fund 3 and Fund 4, and Fund 2 is the Managing Member of Fund 5 (AMP-99 MC LLC, AMP-01 MC LLC and the Funds collectively referred to as the "Ampersand Entities"). Dr. Charpie, a member of our board of directors, is the Principal Managing Member of AMP-99 MC LLC and is the Principal Managing Member of AMP-01 MC LLC and he exercises voting and investment authority on behalf of the Ampersand Entities with respect to our securities that such entity may be deemed to beneficially own. Each of Dr. Charpie and the Ampersand Entities disclaims beneficial ownership of the shares of our common stock held by Talecris Holdings, LLC, except to the extent of his or its respective pecuniary interest therein.

(3)
Includes 168,704 options to purchase shares of our common stock at $11.11 per share, 131,454 shares of restricted stock and 45,000 shares of unrestricted stock.

(4)
Includes 79,080 options to purchase shares of our common stock at $11.11 per share and 47,693 shares of restricted stock.

(5)
Includes 21,088 options to purchase shares of our common stock at $11.11 per share, 3,295 options to purchase shares of our common stock at $88.00 per share and 12,718 shares of restricted stock.

(6)
Includes 8,000 options to purchase shares of our common stock at an exercise price of $88.00 and 1,157 shares of restricted stock.

(7)
Includes 5,272 options to purchase shares of our common stock at an exercise price of $11.11 and 3,179 shares of restricted stock.

(8)
Includes 26,360 options to purchase shares of our common stock at an exercise price of $11.11 per share and 15,897 shares of restricted stock.

(9)
Includes 5,272 options to purchase shares of our common stock at $11.11 per share and 3,179 shares of restricted stock.

(10)
Includes 13,180 options to purchase shares of our common stock at $11.11 per share and 7,948 shares of restricted stock.

(11)
Includes 18,452 options to purchase shares of our common stock at $11.11 per share and 11,128 shares of restricted stock.

(12)
Includes 5,272 options to purchase shares of our common stock at $11.11 per share and 3,179 shares of restricted stock.

(13)
Includes 3,295 options to purchase shares of our common stock at $88.00 per share and 1,271 shares of restricted stock.

(14)
Includes 5,272 options to purchase shares of our common stock at $11.11 per share and 3,179 shares of restricted stock.

(15)
Includes 10,544 options to purchase shares of our common stock at $88.00 per share and 6,359 shares of restricted stock.

(16)
Includes 820 options to purchase shares of our common stock at $88.00 per share and 39 shares of restricted stock.

(17)
Includes           shares held indirectly by the Ampersand Entities, for which Mr. Aeurbach serves as              . Mr. Auerbach disclaims beneficial ownership of such shares.

(18)
Includes           shares held indirectly by the Ampersand Entities, for which Mr. Charpie serves as              . Mr. Charpie disclaims beneficial ownership of such shares.

(19)
Includes           shares held indirectly by Cerberus Capital Management, L.P., for which Mr. Ingersoll serves as              . Mr. Ingersoll disclaims beneficial ownership of such shares.

(20)
Includes 26,360 options to purchase shares of our common stock at $11.11 per share and 15,897 shares of restricted stock.

(21)
Includes           shares held indirectly by Cerberus Capital Management, L.P. Mr. Mayer serves as managing director of an affiliate of Cerberus Capital Management, L.P. Mr. Mayer disclaims beneficial ownership of such shares. The address for Mr. Mayer is c/o Cerberus California, Inc., 11812 San Vincente Boulevard, Los Angeles, CA 90049.

(22)
Includes 10,544 options to purchase shares of our common stock at $11.11 per share and 6,359 shares of restricted stock.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        We were obligated under the following debt instruments at December 31, 2006 and June 30, 2007 (in thousands):

	December 31, 2006	June 30, 2007
First Lien Term Loan	$700,000	$696,500
Second Lien Term Loan	330,000	330,000
Revolver	79,920	121,026

Total long-term debt	1,109,920	1,147,526
Less: Current maturities	(7,000)	(7,000)

Long-term debt, net of current maturities	$1,102,920	$1,140,526

Morgan Stanley First Lien Term Loan Credit Agreement

        On December 6, 2006, we entered into a seven year First Lien Term Loan Credit Agreement administered and arranged by Morgan Stanley Senior Funding, Inc. ("Morgan Stanley"). The initial aggregate term loan commitment under this facility is $700.0 million of which $696.5 million was outstanding at June 30, 2007.

        The terms of this facility require principal payments of $1.75 million quarterly with the balance due at maturity on December 6, 2013. We are required to make additional mandatory prepayments equal to 50% of the excess cash flow, as defined, within 95 days after each fiscal year end. There were no such prepayments due for fiscal 2006. In the event that our leverage ratio, as defined, falls below 3.50 to 1.00, our mandatory prepayments would be reduced to 25% of the excess cash flow. If our leverage ratio, as defined, falls below 2.25 to 1.00, we are not required to make mandatory prepayments under the terms of this agreement. Our leverage ratio was 4.31 to 1.00 for the six months ended June 30, 2007.

        Borrowings under this facility bear interest at a rate based upon either the Alternate Base Rate ("ABR") or the London Interbank Offered Rate ("LIBOR"), at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. This First Lien Term Loan accrues interest at the ABR plus 2.25% or LIBOR plus 3.50%. The weighted average interest rate for this First Lien Term Loan during 2006 was 10.50% and the interest rate in effect for the ABR borrowings was 10.50% at December 31, 2006.

        The First Lien Term Loan Credit Agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security.

        The agreement requires that we enter into interest rate protection agreements within 90 days of the effective date for at least 50% of the aggregate outstanding principal for a period of at least three years from the effective date. On February 14, 2007, we entered into an interest derivative program for notional amounts of $875.0 million with tranches maturing over the next six years.

        The First Lien Term Loan Credit Agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio initially equal to 5.75 to 1.00 which decreases over the term and a minimum interest coverage ratio initially equal to 1.65 to 1.00 which increases over the term. The Credit Agreement defines certain terms in calculating covenant ratios, including Adjusted EBITDA and Indebtedness. Adjusted EBITDA, for these purposes, includes an add back for extraordinary losses, fees paid pursuant to the Management Agreement, one time costs directly related to controls or Sarbanes-Oxley Act of 2002 and certain other defined exclusions. Indebtedness includes outstanding term and revolver debt and capital lease obligations.

        In connection with the closing of this offering, we expect to enter into an amendment to the First Lien Term Loan Credit Agreement so that borrowings will accrue interest at the ABR plus             % or LIBOR            %.

Morgan Stanley Second Lien Term Loan Credit Agreement

        On December 6, 2006, we entered into an eight year Second Lien Term Loan Credit Agreement administered and arranged by Morgan Stanley. The initial aggregate term loan commitment under this facility is $330.0 million and is fully drawn.

        Outstanding principal under this facility is due and payable on the maturity date at December 6, 2014. Under the terms of the agreement, we are required to make additional mandatory principal prepayments equal to 50% of the excess cash flow, as defined, within 95 days after each fiscal year end. There were no such payments due for fiscal 2006. In the event that our leverage ratio, as defined, falls below 3.50 to 1.00, our mandatory prepayments would be reduced to 25% of the excess cash flow. If our leverage ratio, as defined, falls below 2.25 to 1.00, we are not required to make mandatory prepayments under the terms of this agreement. The additional mandatory principal prepayment associated with the Second Lien Term Loan is only required after termination of the Morgan Stanley First Lien Term Loan. Our leverage ratio was 4.31 to 1.00 for the six months ended June 30, 2007.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. The Second Lien Term Loan accrues interest at the ABR plus 5.25% or LIBOR plus 6.50%. The weighted average interest rate for this Second Lien Term Loan during 2006 was 13.50% and the interest rate in effect for the ABR borrowings was 13.50% at December 31, 2006.

        The Second Lien Term Loan Credit Agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security.

        The agreement requires that we enter into interest rate protection agreements within 90 days of the effective date for at least 50% of the aggregate outstanding principal for a period of at least 3 years from the effective date. On February 14, 2007, we entered into an interest derivative program for notional amounts of $875.0 million with tranches maturing over the next six years.

        The Second Lien Term Loan Credit Agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio initially equal to 7.20 to 1.00 which decreases over the term and a minimum interest coverage ratio initially equal to 1.40 to 1.00 which increases over the term. The Credit Agreement defines certain terms in calculating covenant ratios, including Adjusted EBITDA and Indebtedness. Adjusted EBITDA, for these purposes, includes an add back for extraordinary losses, fees paid pursuant to the Management Agreement, one time costs directly related to controls or Sarbanes-Oxley Act of 2002 and certain other defined exclusions. Indebtedness includes outstanding term and revolver debt and capital lease obligations.

        We expect to repay all amounts borrowed under the Second Lien Term Loan Credit Agreement, plus a prepayment penalty, with the proceeds of this offering.

Wachovia Bank Revolving Credit Agreement

        On December 6, 2006 we entered into a five year asset-based credit agreement administered by Wachovia Bank N.A. ("Wachovia") and arranged by Morgan Stanley. The initial aggregate revolving commitment is $325.0 million. As of June 30, 2007, $121.0 million was drawn for revolving loans and $2.1 million was being utilized for letters of credit, and $201.9 million was unused and available.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the revolving loan at the ABR plus 0.25 - 0.75% or LIBOR plus 1.50 - 2.00%. The weighted average interest rate on the revolving loan in 2006 was 8.34%. The interest rates in effect for the revolving ABR and LIBOR borrowings were 8.75% and 7.10%, respectively, at December 31, 2006.

        The revolving credit agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security. The revolving credit agreement defines certain terms in calculating covenant ratios, including Adjusted EBITDA and Indebtedness. Adjusted EBITDA, for these purposes, includes an add back for extraordinary losses, fees paid pursuant to the Management Agreement, one time costs directly related to controls or Sarbanes-Oxley Act of 2002 and certain other defined exclusions. Indebtedness includes outstanding term and revolver debt and capital lease obligations.

        The revolving credit agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains a financial covenant which requires us to maintain a minimum collateral availability of $32.5 million.

Interest Rate Swaps and Caps

        On February 14, 2007 we executed six variable-to-fixed interest rate swaps in an aggregate notional principal amount of $700.0 million. Under the interest rate swap contracts, we make interest payments on the underlying debt based on LIBOR and receive interest payments based on a fixed rate ranging from 5.16% to 5.35% with a weighted average rate of 5.23% over various swap terms. The effect of these swaps is to convert floating rates to fixed rates on a portion of our long-term debt portfolio. The interest rate swaps mature on various dates from November 2007 through February 2013. In accordance with SFAS No. 133, the interest rate swaps are designated as cash flow hedges. The counterparty to the interest rate swap agreements is Morgan Stanley Capital Services, Inc.

        On February 14, 2007 we executed two interest rate caps in an aggregate notional principal amount of $175.0 million. The interest rate caps at 6.0% effectively place an upper limit on the floating interest rate for a portion of our long-term debt portfolio. The interest rate caps mature on February 14, 2010. In accordance with SFAS No. 133, the interest rate caps are designated as cash flow hedges. The counterparty to the interest rate cap agreements is Morgan Stanley Capital Services, Inc.

Future Maturities

        A summary of the future maturities of our long-term debt at December 31, 2006 is included in the following table. The amounts presented exclude repayments of borrowings under the Wachovia Bank Revolver and any potential additional mandatory prepayments under our Morgan Stanley First and Second Lien Term Loans, as the required payments under these facilities can not be reasonably estimated. Our future maturities were not materially different at June 30, 2007.

Year	Maturity Amount (in thousands)
2007	$7,000
2008	7,000
2009	7,000
2010	7,000
2011	7,000
Thereafter	995,000

Total	$1,030,000

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. We have filed copies of these documents with the Securities and Exchange Commission as exhibits to our registration statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

        Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,010 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated.

        As of June 30, 2007, we had issued and outstanding:

  •
  569,566 shares of common stock;

  •
  1,000,000 shares of series A preferred stock that are convertible into 9,000,000 shares of common stock; and

  •
  192,310 shares of series B preferred stock that are convertible into 1,730,790 shares of common stock.

        As of June 30, 2007 we also had outstanding options to purchase 1,292,699 shares of common stock at a weighted average exercise price of $21.53 per share. In July 2007, we granted 308,525 stock options (exercise price of $170.00 per share) and 93,300 shares of restricted stock to employees.

Common Stock

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a majority of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. There were      registered holders of our common stock as of June 30, 2007.

        In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

  Series A and Series B Preferred Stock

        We currently have outstanding 1,000,000 shares of series A preferred stock which are entitled to ten votes for each share of common stock into which they are convertible. The series A preferred stock earns cumulative dividends at a rate of 10% per annum, compounded quarterly based on a liquidation preference of $100.00 per share. In addition, we have 192,310 shares of series B preferred stock which are entitled to ten votes for each share of common stock into which they are convertible. The series B preferred stock earns cumulative dividends at a rate of 10% per annum, compounded quarterly based on a liquidation preference of $100.00 per share. We expect all of the outstanding shares of series A and series B preferred stock to be converted into shares of our common stock in conjunction with the consummation of this offering. We expect to use $7.7 million of the proceeds of this offering to pay earned and unpaid dividends on the series A preferred stock and $4.8 million of the proceeds of this offering to pay earned and unpaid dividends on the series B preferred stock.

Options

        As of June 30, 2007, options to purchase 1,292,699 shares of common stock at a weighted average exercise price of $21.53 per share were outstanding. In July 2007, we granted 308,525 stock options (exercise price of $170.00 per share) to employees.

Anti-Takeover Effects of Delaware Law and our Corporate Charter Documents

        Delaware Law.    We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

        Staggered Board.    Our certificate of incorporation and our bylaws allow for not less than three and not more than thirteen directors. In addition, our certificate of incorporation and our bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of two-thirds of our outstanding shares of capital stock, unless approved by our board of directors. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, our certificate of incorporation provides that the authorized number of directors may be changed only by the affirmative vote of two-thirds of our outstanding shares of capital stock or by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

        Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the Chairman, or at the written request of a majority of our board of directors. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

        Fair Price Provision.    Our certificate of incorporation contains what is known as a "fair price" provision. Such a measure provides that, unless a supermajority of our stockholders approve a merger or stock acquisition transaction, the acquiror in such a transaction is required to pay a certain set price for all shares that are acquired in the second stage of a two-stage transaction. Such second stage price is tied to the price in which shares are acquired by the acquiror in the first stage of the transaction. The fair price provision prevents discriminatory pricing in the second stage of a hostile takeover bid that could otherwise be used to pressure our stockholders to tender their shares in the first stage of such bid. The fair price provision could likely force a potential acquiror to negotiate with our board of directors and to offer more favorable terms to our stockholders in exchange for the removal of this provision from our certificate of incorporation. Because a fair price provision is likely to make an acquisition more expensive for a third party acquiror, it is likely to discourage third parties from attempting to acquire control of our company.

        Voting.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or our stockholders at any respective regular or special meeting, provided notice of such action must be included in the notice of a special meeting; except for any amendment or repeal of a bylaw provision requiring a super majority vote of the stockholders to take action under such provision, which amendment or repeal also requires a super majority vote of the stockholders.

Registration Rights

        Upon the closing of this offering, Talecris Holdings, LLC and IBR, holders of an aggregate of                        shares of our common stock, will have the right to require us to register these shares under the Securities Act under specified circumstances.

        Demand and Form S-3 Registration Rights.    Beginning twelve months after the closing of this offering, in the case of Talecris Holdings LLC, and nine months, in the case of IBR, subject to specified limitations, these stockholders may require that we register all or part of their shares of our common stock for sale under the Securities Act on an unlimited number of occasions in the case of Talecris Holdings, LLC, while IBR has a one-time demand registration right. In addition, these stockholders may from time to time make demand for registrations on Form S-3, a short form registration statement, when we are eligible to use this form.

        Incidental Registration Rights.    If we register any of our common stock, either for our own account or for the account of other securityholders, these stockholders are entitled to notice of the registration and to include their shares of common stock in the registration.

        Limitations and Expenses.    Other than in a demand registration, with specified exceptions, a holder's right to include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any demand registrations and any registrations on Form S-3 will be paid by us, and all selling expenses, including underwriting discounts and commissions, will be paid by the holders of the securities being registered.

        The above-described registration rights were granted to Talecris Holdings, LLC in connection with our formation transaction and carve-out from Bayer, and similar rights, but not identical, were furthermore extended to IBR in connection with our acquisition of certain assets and assumption of certain liabilities from IBR in November 2006 and the subsequent amendment to the acquisition agreement in June 2007. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. For further information concerning the registration rights granted to these individual stockholders, please see "Certain Relationships and Related Person Transactions—Stockholders Agreement."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be                        .

Nasdaq Global Market

        We intend to apply to have our common stock approved for quotation on The Nasdaq Global Market under the symbol "TLCR."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options or in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

        Upon the closing of this offering, we will have outstanding                        shares of common stock, after giving effect to the issuance of                        shares of common stock in this offering and the conversion of outstanding shares of our preferred stock into an aggregate of                        shares of our common stock and assuming no exercise of the underwriters' option to purchase additional shares and no exercise of options outstanding as of June            , 2007.

        Of the shares to be outstanding immediately after the closing of this offering, the                        shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining                        shares of common stock are "restricted securities" under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period described below.

        After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below.

        Rule 144.    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                        shares immediately after this offering, and

  •
  the average weekly trading volume in our common stock on The Nasdaq Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Upon expiration of the 180-day lock-up period described below,                        of shares of our common stock will be eligible for sale under Rule 144, excluding shares eligible for resale under Rule 144(k) as described below. We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

        Rule 144(k).    Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the closing of this offering. In general, under Rule 144(k) as currently in effect, a person may sell shares of common stock acquired from us immediately upon the closing of this offering, without regard to manner of sale, the availability of public information about us or volume limitations, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and

  •
  the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates.

        Upon the expiration of the 180-day lock-up period described below, approximately                        shares of common stock will be eligible for sale under Rule 144(k).

        Rule 701.    In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately                        shares of our common stock will be eligible for sale in accordance with Rule 701.

        Lock-up Agreements.    We expect that the holders of substantially all of our currently outstanding capital stock will agree that, without the prior written consent of                        , they will not, during the period ending 180 days after the date of this prospectus, subject to exceptions specified in the lock-up agreements, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for or exercisable for our common stock, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable for our common stock. Further, these holders have agreed that, during this period, they will not make any demand for, or exercise any right with respect to, the registration of our common stock or warrants or other rights to purchase the common stock.

        Registration Rights.    Upon the closing of this offering, the holders of an aggregate of                        shares of our common stock, including shares of common stock issuable upon conversion of our Series A and B convertible preferred stock, will have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. Please see "Description of Capital Stock—Registration Rights" for additional information regarding these registration rights.

        Stock Options.    As of June 30, 2007, we had outstanding options to purchase 1,292,699 shares of common stock, of which options to purchase                        shares were vested. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to our                        stock option plan, our                        equity plan and our                        employee stock purchase plan. Please see "Management—Executive Compensation—Stock Option and Other Compensation Plans" for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of common stock indicated in the table below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.

Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            per share under the public offering price. No underwriter may allow, and no dealer may re-allow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             and            additional shares, respectively, of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option if they sell more shares than the total number of shares set forth in the table above. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option to purchase additional shares is exercised in full, the total price to the public of all the shares of common stock sold would be $                              , the total underwriters' discounts and commissions paid by us and the selling stockholders would be $                              and $                  , respectively and the total proceeds to us and the selling stockholders would be $                  and $                  , respectively.

        The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

        In addition, we estimate that the expenses of this offering payable by us, other than underwriting discounts and commissions, will be approximately $                  million, which includes legal, accounting and printing costs and various other fees associated with registration and listing of our common stock.

        The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer in excess of 5% of the total number of shares offered by them.

        We, all of our directors and executive officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of                        on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for our common stock;

  •
  file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of                        on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to our company occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        These restrictions do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  the grant of options or the issuance of shares of common stock by us pursuant to our equity plans described in this prospectus, provided that the recipient of the options or shares agrees to be subject to the restrictions described above;

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the closing of the offering of the shares;

  •
  transfers by any person other than us of shares of common stock or other securities as a bona fide gift; or

  •
  distributions other than by us of shares of common stock or other securities to limited partners or stockholders;

provided that in the case of each of the last three transactions, no filing under Section 16(a) of the Exchange Act is required or is voluntarily made in connection with the transaction, and in the case of each of the last two transactions, each donee or distributee agrees to be subject to the restrictions on transfer described above.

        In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        We will apply for quotation of our common stock on the Nasdaq Global Market under the symbol "TLCR".

        We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Directed Share Program

        At our request, the underwriters will reserve for sale, at the initial public offering price, up to            shares offered by this prospectus to directors, officers, employees and other individuals associated with us through a directed share program. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The lock-up period will be extended if, during the last 17 days of the lock-up period we issue a release about earnings or material news or events relating to us occurs; or, prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event. The number of shares of our common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We and the selling stockholders have agreed to indemnify            against certain liabilities in connection with the directed share program, including liability for the failure of any participant to pay for its shares.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company and the selling stockholders and their respective affiliates, for which they received or will receive customary fees and expenses.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, an offer of shares of our common stock may not be made to the public in that Member State, except that, with effect from and including such date, an offer of shares of our common stock may be made to the public in that Member State:

  •
  at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  •
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of any such offer; or

  •
  at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of the above, the expression an "offer of shares to the public" in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

        Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

        The shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is:

  •
  a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

VALIDITY OF COMMON STOCK

        The validity of the common stock we are offering will be passed upon by Reed Smith LLP, New York, New York for the company and Sullivan & Cromwell LLP, New York, New York for the underwriters. Sullivan & Cromwell LLP has performed legal services for us in the past.

EXPERTS

        The financial statements of Talecris Biotherapeutics Holdings Corp. as of December 31, 2006 and 2005, for the period March 31, 2005 (inception) to December 31, 2005 and for the year ended December 31, 2006 and the financial statements of the Bayer Plasma Products Business Group for the year ended December 31, 2004 and for the three-month period ended March 31, 2005, included in this prospectus, have been so included in reliance upon the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

        The financial statements of International BioResources, L.L.C. as of November 18, 2006 and for the period from January 1, 2006 to November 18, 2006, included in this prospectus, have been so included in reliance upon the report (which contains an explanatory paragraph relating to the Company's restatement of its financial statements as described in note 10 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You may read and copy the registration statement of which this prospectus is a part at the Securities and Exchange Commission's public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the Securities and Exchange Commission's public reference room. In addition, the Securities and Exchange Commission maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. You may access the registration statement of which this prospectus is a part at the Securities and Exchange Commission's Internet website. Upon closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the Securities and Exchange Commission.

        This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

Index to Financial Statements

Talecris Biotherapeutics Holdings Corp.

Page
Talecris Biotherapeutics Holdings Corp.
Unaudited Interim Consolidated Financial Statements:
Consolidated Balance Sheets as of June 30, 2007 and December 31, 2006	F-2
Consolidated Income Statements for the Six Months Ended June 30, 2007 and 2006	F-3
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2007 and 2006	F-4
Notes to Consolidated Financial Statements	F-5
Audited Consolidated (Successor) Combined (Predecessor) Financial Statements:
Reports of Independent Registered Public Accounting Firm	F-22
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-24
Consolidated Income Statements for the Year Ended December 31, 2006 (Successor), the Period March 31, 2005 (inception) through December 31, 2005 (Successor), Combined Income (Loss) Statements for the Three Months Ended March 31, 2005 (Predecessor), and the Year Ended December 31, 2004 (Predecessor)	F-25
Consolidated Statements of Stockholders' Equity (Deficit) for the Year Ended December 31, 2006 (Successor), the Period March 31, 2005 (inception) through December 31, 2005 (Successor), the Combined Statements of Changes in Parent's Net Investment for the Three Months Ended March 31, 2005 (Predecessor), and the Year Ended December 31, 2004 (Predecessor)	F-26
Consolidated Statements of Cash Flows for the Year Ended December 31, 2006 (Successor), the Period March 31, 2005 (inception) through December 31, 2005 (Successor), Combined Statements of Cash Flows for the Three Months Ended March 31, 2005 (Predecessor), and the Year Ended December 31, 2004 (Predecessor)	F-27
Notes to Consolidated (Successor) Combined (Predecessor) Financial Statements	F-28
International BioResources, L.L.C.
Audited Combined Financial Statements:
Report of Independent Registered Public Accounting Firm	F-83
Consolidated Balance Sheet as of November 18, 2006	F-84
Consolidated Statement of Operations for the period from January 1 through November 18, 2006	F-85
Consolidated Statement of Members' Deficit for the period from January 1 through November 18, 2006	F-86
Consolidated Statement of Cash Flows for the period from January 1 through November 18, 2006	F-87
Notes to Consolidated Financial Statements	F-88

Talecris Biotherapeutics Holdings Corp.
Consolidated Balance Sheets
(in thousands, except share amounts)
(Unaudited)

	December 31, 2006	June 30, 2007	Pro forma June 30, 2007 (Note 2)
Assets
Current assets:
Cash and cash equivalents	$11,042	$47,125
Accounts receivable, net of allowances of $4,690 and $3,188, respectively	113,614	113,459
Inventories	509,309	496,119
Deferred income taxes	11,164	18,531
Prepaid expenses and other	29,912	30,722

Total current assets	675,041	705,956
Property, plant, and equipment, net	90,374	110,567
Investment in affiliate	1,045	1,298
Intangible assets, net	6,683	6,848
Goodwill	73,235	132,598
Deferred income taxes	13,581	19,906
Other	43,515	45,360

Total assets	$903,474	$1,022,533

Liabilities, Redeemable Preferred Stock, and Stockholders' Deficit
Current liabilities:
Accounts payable	$26,214	$26,044
Accrued expenses and other liabilities	162,856	142,871
Deferred margin	10,604	11,561
Current portion of long-term debt	7,000	7,000

Total current liabilities	206,674	187,476
Long-term debt	1,102,920	1,140,526
Other	7,862	3,896

Total liabilities	1,317,456	1,331,898
Commitments and contingencies	—	—
Obligation under common stock put/call option	4,463	60,062	$—
Redeemable series A and B preferred stock; $0.01 par value, 10,000,010 shares authorized; 1,192,310 shares issued and outstanding	110,535	110,535	—
Stockholders' deficit:
Common stock, $0.01 par value; 100,000,000 shares authorized; 303,349 and 569,566 shares issued and outstanding, respectively, and 11,300,356 shares on a pro forma basis	—	—	113
Additional paid-in capital	—	—	170,484
Accumulated deficit	(529,000)	(483,535)	(483,535)
Accumulated other comprehensive income	20	3,573	3,573

Total stockholders' deficit	(528,980)	(479,962)	$(309,365)

Total liabilities, redeemable preferred stock, and stockholders' deficit	$903,474	$1,022,533

The accompanying Notes to Unaudited Consolidated Financial Statements are an integral part of these unaudited consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.
Consolidated Income Statements
(in thousands, except per share amounts)
(Unaudited)

	Six Months Ended June 30,
	2007	2006
Net revenue:
Net product revenue	$590,301	$571,521
Other	9,658	6,305

Total net revenue	599,959	577,826
Cost of goods sold	373,280	361,917

Gross profit	226,679	215,909
Operating expenses:
Selling, general, and administrative	90,038	83,520
Research and development	29,049	23,931

Total operating expenses	119,087	107,451

Income from operations	107,592	108,458
Other income (expense):
Equity in earnings of affiliate	253	399
Interest expense, net	(55,670)	(15,869)

Total other expense, net	(55,417)	(15,470)

Income before income taxes and extraordinary items	52,175	92,988
Provision for income taxes	(3,456)	(2,470)

Income before extraordinary items	48,719	90,518
Extraordinary items:
Loss from unallocated negative goodwill	—	(306)
Gain from settlement of contingent consideration due Bayer	—	3,300

Total extraordinary items	—	2,994

Net income	48,719	93,512
Less dividends to preferred stockholders and other non-common stockholders' charges	(13,307)	(2,373)

Net income available to common stockholders	$35,412	$91,139

Income per common share before extraordinary items:
Basic	$345.19	$88.14

Diluted	$3.71	$8.07

Net income per common share:
Basic	$345.19	$91.14

Diluted	$3.71	$8.32

Pro forma income per common share before extraordinary items:
Basic	$4.50

Diluted	$4.33

The accompanying Notes to Unaudited Consolidated Financial Statements are an integral part of these unaudited consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.
Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Six Months Ended June 30,
	2007	2006
Cash flows from operating activities:
Net income	$48,719	$93,512
Adjustments to reconcile net income to net cash provided by operating activities:
Extraordinary gain-settlement of contingent consideration due Bayer	—	(3,300)
Depreciation and amortization	4,556	1,868
Amortization of deferred loan fees	1,668	1,042
Gain on sale of property, plant, and equipment, net of disposal costs	(495)	—
Share-based compensation expense	6,678	624
Amortization of deferred compensation	3,303	—
Gain related to interest rate swaps and caps	—	(1,082)
Accretion of interest on 14% Junior Secured Notes	—	7,107
Equity in earnings of affiliate	(253)	(399)
Changes in operating assets and liabilities, excluding the effects of business acquisitions:
Decrease (increase) in accounts receivable	155	(15,413)
Decrease in inventories	16,306	29,814
(Increase) decrease in prepaid expenses and other assets	(4,640)	8,172
Increase in deferred income taxes	(13,692)	(24,217)
Decrease in accounts payable	(170)	(1,681)
(Decrease) increase in accrued expenses and other liabilities	(24,690)	4,058
Increase (decrease) in deferred margin	957	(13,681)

Net cash provided by operating activities	38,402	86,424
Cash flows from investing activities:
Acquisition of plasma collection centers from IBR, net of cash acquired	(17,298)	—
Purchase of property, plant, and equipment	(23,338)	(11,384)
Proceeds from sale of property, plant, and equipment, net of disposal costs	320	—

Net cash used in investing activities	(40,316)	(11,384)
Cash flows from financing activities:
Borrowings under term loans	—	40,000
Repayment of borrowings under term loans	(3,500)	(3,125)
Borrowings under revolving loans	661,894	577,744
Repayments of borrowings under revolving loans	(620,788)	(598,735)
Financing transaction costs	(217)	(1,042)
Payment of liability due Bayer	—	(6,700)
Dividends paid	—	(49,768)

Net cash provided by (used in) financing activities	37,389	(41,626)
Effect of exchange rate changes on cash and cash equivalents	608	1

Net increase in cash and cash equivalents	36,083	33,415
Cash and cash equivalents at beginning of period	11,042	10,887

Cash and cash equivalents at end of period	$47,125	$44,302

The accompanying Notes to Unaudited Consolidated Financial Statements are an integral part of these unaudited consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements

1.    Description of Business

        We are a biopharmaceutical company that researches, develops, manufactures, markets, and sells protein-based therapies that extend and enhance the lives of individuals who suffer from chronic and acute, often life-threatening diseases. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers or purchased from third parties, primarily located in the United States. Plasma contains many therapeutic proteins, which we extract through a process known as fractionation at our Clayton, North Carolina and/or Melville, New York facilities. The fractionated intermediates are then purified, formulated into final bulk, and aseptically filled into vials for distribution.

        The majority of our sales are concentrated in two key therapeutic areas of the plasma business: Immunology, primarily through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served by our branded products, Gamunex brand IGIV and Prolastin brand A1PI, respectively. We also have a line of hyperimmune therapies that provide treatment for tetanus, rabies, hepatitis B, and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care, including the treatment of hemophilia, an anti-coagulation factor, as well as albumin to expand blood volume. Although we sell our products worldwide, the majority of our sales are concentrated in the United States and Canada.

2.    Summary of Significant Accounting Policies

        Throughout the unaudited consolidated financial statements, references to "Talecris Biotherapeutics Holdings Corp.," "Talecris," "the Company," "we," "us," and "our" are references to Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries.

        All tabular disclosures of dollar amounts are presented in thousands. All share and per share amounts are presented at their actual amounts.

  Interim Financial Statements

        We have prepared the accompanying unaudited interim consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). In our opinion, the accompanying unaudited interim consolidated financial statements have been prepared on the same basis as our annual audited consolidated financial statements and contain all material adjustments (consisting of normal recurring accruals and adjustments) necessary to present fairly our financial condition, results of operations, and cash flows for the periods presented. The Consolidated Balance Sheet that we have presented as of December 31, 2006 has been derived from the audited consolidated financial statements on that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

  Significant Accounting Policies

        A detailed description of our significant accounting policies is presented in our annual audited consolidated financial statements and footnotes included elsewhere in this prospectus. Our significant accounting policies, estimates, and assumptions have not changed materially since that date.

  Pro Forma Statement of Stockholders' Deficit

        Upon the consummation of the initial public offering contemplated herein, all of the outstanding shares of redeemable convertible preferred stock are convertible into common stock at the option of the holder. The June 30, 2007 unaudited pro forma balance sheet data has been prepared assuming the conversion of the redeemable convertible preferred stock outstanding into 10,730,790 shares of common stock and the reclassification of redeemable convertible preferred stock to permanent equity in stockholders' deficit and the cancellation of the embedded put feature on issued and outstanding common stock.

  Recent Accounting Pronouncements Applicable to our Company

        In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements," providing enhanced guidance on the use of fair value to measure assets and liabilities. SFAS No. 157 also provides for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard does not expand the use of fair value, but applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 157 on January 1, 2008. We are currently evaluating the requirements of SFAS No. 157 and have not yet determined the impact of SFAS No. 157 on our consolidated financial statements.

        In July 2006, FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109," was issued. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Income Taxes". FIN No. 48 also prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. We adopted FIN No. 48 on January 1, 2007. The adoption of FIN No. 48 did not have a material impact on our consolidated financial statements. The resolution of our uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law, the willingness of the income tax authorities to settle, including the timing thereof and other factors. Although we do not anticipate significant changes to our uncertain income tax positions in the next twelve months, items outside of our control could cause our uncertain income tax positions to change in the future, the impact of which would be recorded within income tax expense. We recognize interest and penalties related to uncertain tax positions in income tax expense. The tax years 2005 and 2006 remain open to examination by the major taxing jurisdictions in which we are subject to tax.

3.    Earnings per Share

        The following table illustrates the calculation of our basic earnings per common share outstanding for the periods presented:

	Six Months Ended June 30,
	2007	2006
Income before extraordinary items	$48,719	$90,518
Less:
Series A convertible preferred stock undeclared dividends	(5,189)	(544)
Series B convertible preferred stock undeclared dividends	(1,157)	(1,049)
Accretion of common stock put/call option	(6,961)	(780)

Income available to common stockholders before extraordinary items	$35,412	88,145
Extraordinary items	—	2,994

Net income available to common stockholders	35,412	$91,139

Weighted average common shares outstanding	102,587	1,000,000

Basic net income per common share:
Income before extraordinary items	$345.19	$88.14
Extraordinary items	—	3.00

Basic net income per common share	$345.19	$91.14

Pro forma basic income per common share before extraordinary items:
Numerator:
Income before extraordinary items	$48,719

Denominator:
Shares used above	102,587
Pro forma adjustments to reflect assumed weighted average effect of conversion of preferred stock	10,730,790

Denominator for pro forma basic income per common share before extraordinary items	10,833,377

Pro forma basic income per common share before extraordinary items	$4.50

        The following table illustrates the calculation of our diluted earnings per common share outstanding for the periods presented:

	Six Months Ended June 30,
	2007	2006
Income before extraordinary items	$48,719	$90,518
Less accretion of common stock put/call option	(6,961)	(780)
Plus interest on Convertible Junior Secured Notes, net of tax	—	6,918

Income available to common stockholders before extraordinary items	41,758	96,656
Extraordinary items	—	2,994

Net income available to common stockholders and assumed conversions	$41,758	$99,650

Weighted average common shares outstanding	102,587	1,000,000
Plus incremental shares from assumed conversions:
Series A preferred stock	9,000,000	900,000
Series B preferred stock	1,730,790	1,730,790
Convertible Junior Secured Notes	—	8,100,000
Stock options and restricted shares	410,278	247,806

Dilutive potential common shares	11,243,655	11,978,596

Diluted net income per common share:
Income before extraordinary items	$3.71	$8.07
Extraordinary items	—	0.25

Diluted net income per common share	$3.71	$8.32

Pro forma diluted income per common share before extraordinary items:
Numerator:
Income before extraordinary items	$48,719

Denominator:
Shares used above	11,243,655

Pro forma diluted income per common share before extraordinary items	$4.33

4.    Acquisitions

        On June 9, 2007, we purchased three plasma collection centers from International BioResources, L.L.C. and affiliates (IBR) pursuant to a Purchase and Sale of Assets Agreement, of which one collection center was licensed by the Food and Drug Administration (FDA) and two collection centers were unlicensed at the acquisition date. Under the terms of the agreement, the preliminary purchase price was $16.2 million, subject to a working capital adjustment, of which $1.0 million was placed in escrow, pending FDA licensure of the two unlicensed centers acquired. We acquired the plasma collection centers to further support our plasma supply vertical integration efforts. Subsequently, the two unlicensed collection centers received FDA licensure, which resulted in the release of the escrowed funds to IBR. The results of operations of the acquired centers are included in our unaudited Consolidated Income Statement from the date of acquisition. Pro-forma results are immaterial to our consolidated financial statements.

        The following table summarizes the preliminary purchase price:

Preliminary purchase price to IBR	$16,211
Transaction costs	317

Total preliminary purchase price	$16,528

        We have allocated the preliminary purchase price to the identifiable net assets acquired at estimated fair values. The excess of the preliminary purchase price over the identifiable net assets acquired has been recorded as goodwill. The following table summarizes our initial allocation of the preliminary purchase price:

Cash and cash equivalents	$55
Inventory	2,209
Property, plant, and equipment	1,095
Intangible assets	280
Goodwill	12,931

Total assets acquired	16,570
Current liabilities assumed	(42)

Net assets acquired	$16,528

        Concurrently with the execution of the June 9th agreement, we entered into a five-year plasma supply agreement with IBR. Additional information regarding this plasma supply agreement is included in Note 15, "Commitments and Contingencies."

        Also, concurrently with the execution of the June 9th agreement, we entered into an amendment to the Asset Purchase Agreement of November 2006 with IBR. This amendment provided for the acceleration of all remaining validation and milestone payments to be made by us to IBR under the Asset Purchase Agreement of November 2006 upon (i) the FDA licensure of and/or Quality Plasma Program (QPP) certification of certain plasma collection centers acquired under that agreement and (ii) the achievement of certain plasma production volumes at plasma collection centers acquired under that agreement. Pursuant to the accelerated payment provision under the amendment, we issued 268,279 shares of our common stock (fair market value of $170.00 per common share) to IBR, of which 68,071 shares were immediately delivered to IBR and 200,208 shares have been placed in escrow. We placed these 200,208 shares in escrow to secure against breaches of representations and warranties under the November 2006 purchase agreement, and the balance of any shares not forfeited as a result of any breach of such representations and warranties will be released to IBR on May 6, 2009. Following the consummation of this offering, the escrowed shares will be valued at fair market value and to the extent that the value of the escrowed shares exceeds the applicable escrow cap amount, which is $25.0 million during the first eighteen months of the agreement and $15.0 million during the final twelve months of the agreement, during the escrow term, shares will be eligible for release to IBR. IBR has the right to put the shares back to us for cash under certain circumstances prior to June 30, 2008. We have recorded the common stock issued to IBR outside of permanent equity on the accompanying unaudited Consolidated Balance Sheet at June 30, 2007 as a result of the put right. Assuming that the current offering is consummated by December 31, 2007, the put right will be of no further force or effect.

5.    Goodwill and Intangible Assets

        The following table illustrates changes in the carrying amount of our goodwill from December 31, 2006:

Balance at December 31, 2006	$73,235
Additions:
June 9, 2007 business acquisition from IBR:
Allocation of preliminary purchase price	12,931
November 18, 2006 business acquisition from IBR:
Acceleration of validation and milestone payments	45,607
Working capital and other adjustments	825

Balance at June 30, 2007	$132,598

        The following table illustrates changes in the carrying amount of our intangible assets from December 31, 2006:

Balance at December 31, 2006	$6,683
Additions:
Resulting from June 9, 2007 business acquisition from IBR	280
Subtractions:
Amortization	(115)

Balance at June 30, 2007	$6,848

6.    Transition Agreements with Bayer

        We entered into a number of transition services agreements, which are primarily general and administrative in nature, with Bayer, in conjunction with our March 31, 2005 formational activities, under which Bayer affiliates provided us with various services related to operational support for our finance, human resources, sales and customer support, regulatory, research and development, clinical, procurement, and logistics functions. We have since terminated the majority of the services provided under the transition services agreements as we have developed internal capabilities, or in certain cases, contracted with independent third parties, to assume these functions. During the six months ended June 30, 2007, we used Bayer's support for various regulatory and clinical support functions. The clinical support services were terminated effective April 1, 2007. We are continuing to use regulatory support services provided by Bayer affiliates until such time as we acquire marketing authorizations in selected European countries, which we anticipate, will occur during 2007. Total fees under the transition services agreements were $2.3 million and $15.0 million for the six months ended June 30, 2007 and 2006, respectively. These amounts have been charged to the appropriate categories on the accompanying unaudited Consolidated Income Statements based upon the nature of the services provided. For the six months ended June 30, 2006, we provided Bayer with services related to pre-clinical, pathogen safety, and clinical support, for which we recognized fees totaling $1.0 million within other net revenue on the accompanying unaudited Consolidated Income Statements. This agreement expired on December 31, 2006.

        We entered into a number of international distribution services and supply agreements with Bayer in conjunction with our March 31, 2005 formational activities under which Bayer affiliates provided supply and distribution services to us for various periods of time in a number of geographic regions outside of the United States. Under the terms of certain of these agreements, we agreed to reimburse Bayer for their SG&A expenses, which we reflected as a reduction of net revenue in the accompanying unaudited Consolidated Income Statements in accordance with FASB EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (including a reseller of the vendor's products)." We recorded $1.6 million and $10.0 million for the six months ended June 30, 2007 and 2006, respectively, as a reduction of net revenue related to such SG&A expense reimbursements. Under the terms of certain international distribution agreements with Bayer affiliates, we are obligated to repurchase inventories from Bayer affiliates upon termination of such agreements if Bayer so elects. As a result, we defer revenue recognition for sales under such distribution agreements until the inventories are sold to unaffiliated third parties. The total gross sales value of products shipped under these agreements for the six months ended June 30, 2007 and 2006 was $59.7 million and $85.4 million, respectively. At June 30, 2007 and December 31, 2006, deferred margin totaling $11.6 million and $10.6 million, respectively, has been included on the accompanying Consolidated Balance Sheets.

        We have since terminated several of the supply and distribution agreements with Bayer as we have developed internal capabilities, or in certain cases contracted with independent third parties, to assume these functions. We continue to utilize Bayer affiliates for certain supply and distribution services throughout Europe and other geographic areas outside of the United States, certain of which we anticipate transitioning to an independent third party during the second half of 2007. Under various distribution agreements with Bayer, we are required to repurchase inventories on hand upon contract termination or at other times. We repurchased inventories from Bayer during the six months ended June 30, 2006 as a result of the termination of our Canadian distribution agreement in the amount of $6.2 million. We repurchased inventories in the amount of $51.2 million during the six months ended June 30, 2007 from Bayer associated with the transitioning of Phase I of the European Product and Services Agreement. As discussed above, revenue for sales to Bayer was previously deferred and therefore, the repurchase had no impact on our results of operations.

        In August 2007, we entered into an Amended and Restated European Product Sales Agreement (Phase I) with a Bayer affiliate effective through December 31, 2008, which included terms similar to the previous agreement. Under the terms of the amended agreement, the Bayer affiliate will continue to purchase, test, approve for release, package, and ship our products to certain European distributors until such time that we receive marketing authorizations in these European countries.

7.    Inventories

        Inventories consisted of the following:

	June 30, 2007	December 31, 2006
Raw material	$125,109	$106,341
Work-in-process	215,453	242,639
Finished goods	155,557	160,329

Total inventories	$496,119	$509,309

        Our raw material inventories include unlicensed plasma and related testing costs of $29.7 million and $15.9 million at June 30, 2007 and December 31, 2006, respectively, which we believe are realizable.

8.    Accrued Expenses and Other Liabilities

        Accrued expenses and other liabilities consisted of the following:

	June 30, 2007	December 31, 2006
Accrued goods and services	$42,336	$56,719
Accrued payroll and employee benefits	40,252	46,478
Medicaid, commercial rebates, and chargebacks	10,385	8,799
Taxes payable	15,196	2,810
Unfunded draws on revolving loans	5,402	9,152
Due to Bayer	8,384	30,579
Management fees payable to related parties	1,488	1,374
Customer deposit	3,955	3,964
Interest payable	13,788	1,475
Other	1,685	1,506

Total accrued expenses and other liabilities	$142,871	$162,856

9.    Credit Agreements and Long-Term Debt

  Credit Agreements and Long-Term Debt

        We were obligated under the following debt instruments:

	June 30, 2007	December 31, 2006
First Lien Term Loan	$696,500	$700,000
Second Lien Term Loan	330,000	330,000
Revolver	121,026	79,920

Total long-term debt	1,147,526	1,109,920
Less: Current maturities	(7,000)	(7,000)

Long-term debt, net of current maturities	$1,140,526	$1,102,920

  Interest Rate Swaps and Caps

        On February 14, 2007, we executed six variable-to-fixed interest rate swap contracts with an aggregate notional principal amount of $700.0 million. Under these contracts, we make interest payments on our underlying debt based on LIBOR and receive interest payments based on fixed interest rates ranging from 5.16% to 5.35% with a weighted average interest rate of 5.23% over various swap terms. The effect of these swaps is to convert floating rates to fixed rates on a portion of our long-term debt portfolio. The interest rate swaps mature on various dates from November 2007 through February 2013.

        On February 14, 2007, we executed two interest rate cap contracts with an aggregate notional principal amount of $175.0 million. The interest rate caps at 6.0% effectively placed an upper limit on the floating interest rate for a portion of our long-term debt portfolio. The interest rate cap contracts mature on February 14, 2010.

        We have designated the interest rate swaps and caps as effective cash flow hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Accordingly, the effective portion of the changes in the fair value of the derivatives are recorded in other comprehensive income and subsequently recognized in earnings when the hedged items impact income.

10.    Comprehensive Income

        SFAS No. 130, "Reporting Comprehensive Income," established standards for the reporting and presentation of comprehensive income and its components in the financial statements. Comprehensive income includes net income as currently reported under U.S. GAAP and other comprehensive income. Other comprehensive income considers the effect of additional economic events that are not required to be recorded in determining net income, but rather are reported as a separate component of stockholders' deficit. The following table illustrates the components of our comprehensive income:

	Six Months Ended June 30,
	2007	2006
Net income	$48,719	$93,512
Foreign currency translation adjustments	634	1
Net unrealized gain on derivative financial instruments	2,919	—

Total comprehensive income	$52,272	$93,513

11.    Income Taxes

        Income tax expense includes United States federal, state and local, and foreign income taxes, and is based on reported pre-tax income. Our effective income tax rate was 6.6% and 2.7% for the six months ended June 30, 2007 and 2006, respectively. The effective income tax rate in each period is lower than the expected federal income tax rate of 35% primarily due to the realization of a portion of our deferred tax assets in each of the respective periods, which were subject to the previously recognized valuation allowance. SFAS No. 109 indicates that the future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryback or carryforward period available under the tax law. We have realized a portion of our valuation allowance in each period equal to the federal income tax calculated for that period. Future reversals of existing deductible temporary differences may allow for recovery of federal income tax previously paid.

12.    Related Party Transactions

        We consider Cerberus and Ampersand to be related parties during the six months ended June 30, 2007 and 2006 due to their preferred equity ownership in us and our previously outstanding debt to them. We are a majority owned subsidiary of Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. We consider Bayer and Bayer affiliates to be related parties during the six months ended June 30, 2007 and 2006 due to Bayer's equity ownership of our common stock during 2006, which we subsequently repurchased and retired during September 2006. We have an equity investment in Centric Health Resources, Inc. (Centric); therefore, we consider Centric to be a related party during the six months ended June 30, 2007 and 2006.

  Cerberus and Ampersand

        We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we are charged a management fee equal to 0.5% of net sales for advisory services related to a number of topics, including strategy, acquisition, financing, and operational matters. We make payments quarterly under the terms of this agreement. The Management Agreement, as amended, will be terminated upon the completion of the initial public offering of our common stock. Upon termination of the agreement, we will be required to pay Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures a termination fee which will be calculated and expensed as the sum of (a) five times the management fee payable in respect to our four most recently completed fiscal quarters, plus (b) all reasonable out-of-pocket costs and expenses incurred in connection with an initial public offering. If the Management Agreement, as amended, was terminated on June 30, 2007, the calculated termination fee would be approximately $28.8 million.

  Summary of Related Party Transactions and Balances

        The following table summarizes our related party transactions for the six months ended June 30, 2007 and 2006:

Related Party	Activity/ Transaction	Net Revenue	Expenses	Other
Six months ended June 30, 2007
Bayer	Service agreements	—	$2,327	—
Bayer	Supply agreements	$19,042	—	$5,062
Bayer	Distribution agreements	$46,470	—	—
Bayer	Inventory repurchases	—	—	$51,182
Centric	Product distribution and other services	—	$6,988	—
Cerberus/Ampersand	Management fees	—	$3,000	—
Cerberus	Operational support	—	$268	—

Six months ended June 30, 2006
Bayer	Service agreements	$953	$15,016	—
Bayer	Supply agreements	$19,276	—	$7,879
Bayer	Distribution agreements	$60,981	—	—
Bayer	Inventory repurchases	—	—	—
Centric	Product distribution and other services	—	$6,335	—
Cerberus/Ampersand	Management fees	—	$2,878	—
Cerberus	Operational support	—	$273	—

        In the table above, revenue is presented net of SG&A reimbursements to Bayer affiliates under the terms of various international distribution agreements. We have also presented the revenue net of the period end deferred margins associated with sales to the Bayer distributors which have not sold through to unaffiliated customers.

        The following table summarizes our related party accounts receivable and accounts payable balances at June 30, 2007 and December 31, 2006:

		Receivable (Payable)
Related Party	Activity/ Transaction
		June 30, 2007		December 31, 2006
Bayer	Service agreements	—	$(3,033)	$4	$(6,044)
Bayer	Supply agreements	$1,326	—	$4,336	$(4,379)
Bayer	Distribution agreements	$11,048	$(5,351)	$6,130	$(6,553)
Bayer	Inventory repurchases	—	$(8,857)	—	$(15,756)
Centric	Product distribution and other services	—	$(1,363)	—	$(1,207)
Cerberus/Ampersand	Management fees	—	$(1,488)	—	$(1,374)
Cerberus	Operational support	—	$(132)	—	$(230)

13.    Share-Based Compensation

        We granted options, unrestricted share awards, and restricted share awards of our common stock to certain officers, employees, and members of our Board of Directors pursuant to the Talecris Biotherapeutics Holdings Corp. 2005 Stock Option and Incentive Plan, as amended (Stock Option Plan), and the 2006 Restricted Stock Plan.

        We account for share-based compensation under the provisions of SFAS No. 123R, "Share-Based Payment." In accordance with SFAS No. 123R, we value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests. We classify share-based compensation costs consistent with each grantee's salary.

        Share-based compensation cost and expense for the six months ended June 30, 2007 were as follows:

	Stock Options
	Service- Based	Performance- Based	Restricted Stock	Total
SG&A	$508	$2,973	$2,337	$5,818
R&D	43	297	267	607
Cost of goods sold	32	221	—	253

Total expense	583	3,491	2,604	6,678
Inventory	76	519	415	1,010

Total cost	$659	$4,010	$3,019	$7,688

        Share-based compensation cost and expense for the six months ended June 30, 2006 were as follows:

	Stock Options
	Service- Based	Performance- Based	Total
SG&A	$177	$330	$507
R&D	12	22	34
Cost of goods sold	29	54	83

Total expense	218	406	624
Inventory	20	37	57

Total cost	$238	$443	$681

        The following is a summary of stock option activity for the six months ended June 30, 2007 under the Stock Option Plan:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	1,306,803	$21.76
Granted	1,200	$88.00
Forfeited	(15,304)	$62.08

Outstanding at June 30, 2007	1,292,699	$21.53	8.5	$191,927

Vested and expected to vest	1,272,097	$20.78	8.5	$189,822
Exercisable at June 30, 2007	272,587	$11.11	8.3	$43,311

        The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the fair value of our common stock price on June 30, 2007 and the exercise price, multiplied by the number of in the money options) that the option holders would have received if all option holders exercised their options on June 30, 2007. The fair value of our common stock was determined to be $170.00 per share by our Board of Directors at June 30, 2007. In accordance with SFAS

No. 123R, we do not record the aggregate intrinsic value for financial accounting purposes and the value changes based upon changes in the fair value of our common stock.

        The weighted average grant date fair value of options granted during 2007 was $46.42, which we calculated using a Black-Scholes fair value model and the following assumptions: Average risk free interest rate- 4.43%, average expected term- 5.9 years, expected volatility-50%, and dividend yield- 0%. At June 30, 2007, the remaining estimated unrecognized compensation cost related to unvested stock options was $23.5 million, which we expect to recognize over a weighted average period of 2.75 years. As discussed further in Note 16, "Subsequent Events," in August 2007 our Board of Directors approved the 2008 and 2009 corporate objectives related to the performance-based component of our Stock Option Plan for those options scheduled to vest on April 1, 2009 and 2010. As a result of the establishment of such performance objectives, the remaining estimated unrecognized compensation cost related to unvested stock options increased by $22.6 million, which we expect to recognize over a weighted average period of 2.75 years. The amount of share-based compensation expense that we will ultimately be required to record could change in the future as a result of additional grants, changes in the fair value of shares for performance-based options, differences between our anticipated forfeiture rate and the actual forfeiture rate, and other actions by our Board of Directors.

        The following is a summary of share activity for the six months ended June 30, 2007 under the 2006 Restricted Stock Plan:

	Shares	Weighted Average Grant Date Fair Value
Unvested shares outstanding at December 31, 2006	258,349	$88.00
Forfeited	(2,062)	$88.00

Unvested shares outstanding at June 30, 2007	256,287	$88.00

        At June 30, 2007, the remaining estimated unrecognized compensation cost related to unvested restricted stock was $16.6 million, which we expect to recognize over a weighted average period of 2.75 years.

        In July 2007, we granted 308,525 stock options to our Chairman and Chief Executive Officer and other employees and granted 93,300 shares of restricted stock to our Chairman and Chief Executive Officer. In August 2007, we made certain amendments to our Stock Option Plan and established and approved the 2008 and 2009 corporate objectives related to the performance-based component of our Stock Option Plan for those options scheduled to vest on April 1, 2009 and April 1, 2010. Additional information regarding these items is included in Note 16, "Subsequent Events."

14.    Segment Reporting

        We operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products are derived from a single source, and result from a common manufacturing process. All products are manufactured from a single raw material source, human plasma, and are processed in whole, or in part, at our principal manufacturing facilities located in Clayton, North Carolina. Our Precision facility primarily supplies intermediate plasma fractions to our Clayton facilities. Gamunex brand IGIV and Prolastin brand A1PI constitute the majority of our net revenue.

        Although we sell our products worldwide, the majority of our net revenue was concentrated in the United States and Canada for the periods presented. The majority of our international net revenue for the six months ended June 30, 2006 was generated through various distribution channels provided by Bayer affiliates. As further discussed in Note 6, "Transition Agreements with Bayer," we continue to replace these international distribution agreements with our own internal capabilities or with unaffiliated third parties.

        In the following table, we have presented our net revenue by significant category. Our Immunology product category includes products that are used to provide antibodies to patients who have a genetic or acquired inability to produce these antibodies and also products that provide antibodies to counter specific antigens such as rabies. Our Pulmonology product category is currently comprised of our Prolastin brand A1PI product, which is used to treat patients with a genetic alpha-1 antitrypsin deficiency. Our Critical Care product category includes products that are used to supplement, restore, or maintain normal plasma parameters such as volume or coagulation values.

	Six Months Ended June 30,
	2007	2006
Net product revenue:
Immunology	$361,348	$381,157
Pulmonology	135,870	111,931
Critical Care	64,889	59,843
Other	28,194	18,590

Total net product revenue	590,301	571,521
Other revenue	9,658	6,305

Total net revenue	$599,959	$577,826

        In the following table, we have presented our net revenue by geographic region. Net revenue for each region is based on the geographic location of the customer. SG&A reimbursements to Bayer affiliates under the terms of various international distribution agreements totaled $1.6 million and $10.0 million for the six months ended June 30, 2007 and 2006, respectively, and are reflected as a reduction of net revenue for these geographic regions. These SG&A reimbursements are included in "Other" net product revenue in the table above as such reimbursements are not directly attributable to specific products.

	Six Months Ended June 30,
	2007	2006
United States	$394,573	$395,451
Canada	100,375	77,558
Europe	68,203	45,415
Other	36,808	59,402

Total net revenue	$599,959	$577,826

        We did not maintain significant long-lived assets outside of the United States at June 30, 2007 and December 31, 2006.

15.    Commitments and Contingencies

        We have included additional information regarding our commitments and contingencies in the footnotes to our annual audited consolidated financial statements included elsewhere in this prospectus. Our commitments and contingencies have not changed materially since December 31, 2006, except as indicated below.

  Initial Public Offering

        We have initiated efforts to pursue an initial public offering of our common stock. We have capitalized direct and incremental costs associated with this offering in the amount of $0.8 million, which are included in "Other" long-term assets on the accompanying unaudited Consolidated Balance Sheet at June 30, 2007, which will be reclassified to stockholders' deficit upon completion of the initial public offering contemplated herein. In the event that the currently contemplated equity offering is not consummated in 2007, we may be required to expense these capitalized costs.

  Financing Arrangements and Purchase Commitments

        Under the terms of our June 9, 2007 plasma supply agreement with IBR, we are to provide up to $7.5 million in financing for the development of plasma collection centers. Through June 30, 2007, we have provided financing of $2.75 million related to the development of such centers, and subsequent to June 30, 2007, we provided an additional $1.25 million in financing related to the development of such centers. Under the terms of the plasma supply agreement, we have the option to purchase such centers from IBR if the centers receive licensure by the FDA, achieve certain annualized collection volumes, and meet our specifications for plasma collection centers. At June 30, 2007, we had not purchased any collection centers pursuant to this agreement. Concurrently with the execution of the June 9th agreement, we also entered into a five-year plasma supply agreement with IBR pursuant to which we will purchase all plasma produced at certain centers approved by us in accordance with the terms of the agreement, including prepayment of 90% for unlicensed plasma procured from such centers.

        On August 1, 2007, we entered into a three or four year Amended and Restated Plasma Sale/Purchase Agreement with Plasma Centers of America, LLC under which we (i) purchase annual minimum quantities of plasma from approved centers, including the prepayment of 90% for unlicensed plasma procured from these centers, (ii) finance the development of certain plasma collection centers (Talecris Designated Centers), and (iii) have the option to purchase such Talecris Designated Centers. Under the terms of (ii) above, we have committed to provide the supplier with up to $2.4 million in financing for the development of plasma collection centers and have committed to provide the supplier with financing for certain equipment for use at such collection centers. In accordance with the agreement, we have the option, through March 31, 2008, to finance the development of additional plasma collection centers. Under the terms of (iii), we have the option to purchase the Talecris Designated Centers upon expiration of the 18-month period following such center's opening, which has satisfied all requirements in accordance with the agreement. No amounts have been financed pursuant to the terms of this agreement. We anticipate that we will finance three Talecris Designated Centers during 2007 and five Talecris Designated Centers during 2008.

16.    Subsequent Events

  Litigation Settlement

        We were a co-plaintiff along with Bayer Healthcare (Bayer) in patent litigation pending in the United States District Court for the District of Delaware against Baxter International Inc. and Baxter Healthcare Corporation (collectively, Baxter). In this case, filed in 2005, we, as exclusive licensee of Bayer's U.S. Patent No. 6,686,191 (the '191 patent), alleged that Baxter by its manufacture and importation of its liquid IGIV product, Gammagard Liquid, has infringed the '191 patent. We entered into a Settlement Agreement with Baxter on August 10, 2007. Under the terms of the settlement (i) Baxter paid us $11.0 million, (ii) Baxter will pay us for a period of four years from the settlement date an amount comprising 1.2% of Baxter's net sales in the United States of Gammagard Liquid and any other product sold by Baxter or an affiliate in the United States under a different brand name that is a liquid intravenous immunoglobulin under a separate Sublicense Agreement, (iii) Baxter will provide 2,000 kilograms of Fraction IV-I paste within 60 days of the settlement date with specifications as per the settlement agreement, and (iv) we will grant Baxter certain sublicense rights in the '191 patent and its foreign counterparts.

  Share-Based Compensation

        In July 2007, we entered into a new employment agreement with our Chairman and Chief Executive Officer, pursuant to which the Chairman and Chief Executive Officer was granted 252,000 stock options and 93,300 shares of restricted stock. In July 2007, we also granted 56,525 stock options to other employees. The aggregate grant date fair value of the July 2007 stock option and restricted share grants were $25.6 million and $15.9 million, respectively, which will be recognized as compensation cost over a weighted average period of 3.8 years and 4.0 years, respectively. In addition, under the terms of the July 2007 employment agreement with our Chairman and Chief Executive Officer, if the executive holds the position of Chairman and Chief Executive Officer at the time of our initial public offering of common stock to the public, our compensation committee will grant the Chairman and Chief Executive Officer an option under the terms of our Stock Option Plan, effective immediately prior to the initial public offering of such common stock, at a price equal to the public offering price to purchase a number of shares equal to 1% (one percent) of the then fully diluted outstanding shares prior to such public offering at an exercise price equal to the public offering price.

        In August 2007, upon approval of our Board of Directors, our Stock Option Plan was amended to increase the maximum number of shares of our common stock that may be outstanding under the plan from 1,449,873 shares to 2,000,000 shares.

        In August 2007, our Board of Directors approved an amendment to our Stock Option Plan in which the percentage of options vesting based on performance was changed from 65% to 35% and the percentage of options vesting based on service was changed from 35% to 65% for options scheduled to vest on April 1, 2009 and April 1, 2010. This amendment impacts future and existing stock option grants under our Stock Option Plan. This modification to our Stock Option Plan had no impact to our consolidated financial statements. In August 2007, our Board of Directors also established and approved the 2008 and 2009 corporate objectives related to the performance-based component of our Stock Option Plan for those options scheduled to vest on April 1, 2009 and 2010. As a result of the establishment of such performance objectives, the remaining estimated unrecognized compensation cost related to unvested stock options increased by $22.6 million, which we expect to recognize over a weighted average period of 2.75 years.

  Amended and Restated European Product Sales Agreement (Phase I)

        In August 2007, we entered into an Amended and Restated European Product Sales Agreement (Phase I) with a Bayer affiliate. Additional information regarding this agreement is included in Note 6, "Transition Agreements with Bayer."

  Customer Settlement

        We settled a dispute with a customer in September 2007 regarding intermediate manufactured material. We recorded a charge to cost of goods sold of $7.9 million during the quarter ended June 30, 2007 related to this material.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Talecris Biotherapeutics Holdings Corp.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' (deficit) equity and of cash flows present fairly, in all material respects, the financial position of Talecris Biotherapeutics Holdings Corp. and its subsidiaries ("Successor") at December 31, 2006 and 2005, and the results of their operations and their cash flows for the year ended December 31, 2006 and for the period from March 31, 2005 (inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Raleigh, North Carolina
July 25, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Talecris Biotherapeutics Holdings Corp.:

In our opinion, the accompanying combined statements of income (loss), parent's net investment and cash flows present fairly, in all material respects, the results of operations of Bayer Plasma Products Business Group ("Predecessor") (as described in Note 2) and their cash flows for the period January 1 to March 31, 2005 and the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company was an integrated business of Bayer AG; consequently, these financial statements have been derived from the consolidated financial statements and accounting records of Bayer AG, and reflect significant assumptions and allocations. Moreover, the Predecessor relied on Bayer AG for administrative, management and other services. Accordingly, these financial statements do not necessarily reflect the results of operations and cash flows of the Predecessor had it been a separate and stand-alone entity, independent of Bayer AG.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Stamford, Connecticut
July 24, 2007

Talecris Biotherapeutics Holdings Corp.
Consolidated Balance Sheets
(in thousands, except share amounts)

	December 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$11,042	$10,887
Accounts receivable, net of allowances of $4,690 and $5,663, respectively	113,614	111,510
Inventories	509,309	491,310
Deferred income taxes	11,164	1,928
Prepaid expenses and other	29,912	28,488

Total current assets	675,041	644,123
Property, plant, and equipment, net	90,374	42,712
Investment in affiliate	1,045	361
Intangible assets, net	6,683	—
Goodwill	73,235	—
Deferred income taxes	13,581	7,650
Other	43,515	10,403

Total assets	$903,474	$705,249

Liabilities, Redeemable Preferred Stock, and Stockholders' (Deficit) Equity
Current liabilities:
Accounts payable	$26,214	$18,440
Accrued expenses and other liabilities	162,856	106,369
Deferred margin	10,604	29,368
Current portion of long-term debt	7,000	1,250
Dividends payable	—	49,768
Contingent consideration due Bayer	—	10,000
Revolving loan	—	54,393

Total current liabilities	206,674	269,588
Long-term debt	1,102,920	250,366
Other	7,862	—

Total liabilities	1,317,456	519,954
Commitments and contingencies	—	—
Obligation under common stock put/call option	4,463	11,829
Redeemable series A and B preferred stock; $0.01 par value, 10,000,010 shares authorized; 1,192,310 and 292,310 shares issued and outstanding, respectively	110,535	20,631
Stockholders' (deficit) equity:
Common stock, $0.01 par value; 100,000,000 shares authorized; 303,349 and 1,000,000 shares issued and outstanding, respectively	—	—
Additional paid-in capital	—	12,074
(Accumulated deficit) retained earnings	(529,000)	140,761
Accumulated other comprehensive income	20	—

Total stockholders' (deficit) equity	(528,980)	152,835

Total liabilities, redeemable preferred stock, and stockholders' (deficit) equity	$903,474	$705,249

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.
Combined Income (Loss) Statements (Predecessor)
Consolidated Income Statements (Successor)
(in thousands, except per share amounts)

	Predecessor		Successor
	Year Ended December 31, 2004	Period from January 1, 2005 to March 31, 2005	Period from March 31, 2005 to December 31, 2005	Year Ended December 31, 2006
Net revenue:
Net product revenue	$846,500	$245,500	$654,939	$1,114,489
Other	—	—	13,039	14,230

Total net revenue	846,500	245,500	667,978	1,128,719
Cost of goods sold	661,500	209,700	561,111	684,750

Gross profit	185,000	35,800	106,867	443,969
Operating expenses:
Selling, general, and administrative	102,200	27,500	89,205	241,448
Research and development	59,000	14,800	37,149	66,801

Total operating expenses	161,200	42,300	126,354	308,249

Income (loss) from operations	23,800	(6,500)	(19,487)	135,720
Other income (expense):
Equity in earnings of affiliate	—	—	197	684
Interest expense, net	—	—	(21,224)	(40,867)
Loss on extinguishment of debt	—	—	—	(8,924)

Total other expense, net	—	—	(21,027)	(49,107)

Income (loss) before income taxes and extraordinary items	23,800	(6,500)	(40,514)	86,613
Provision for income taxes	(18,500)	(5,100)	(2,251)	(2,222)

Income (loss) before extraordinary items	5,300	(11,600)	(42,765)	84,391
Extraordinary items:
(Loss) gain from unallocated negative goodwill	—	—	252,303	(306)
Gain from settlement of contingent consideration due Bayer	—	—	13,200	3,300

Total extraordinary items	—	—	265,503	2,994

Net income (loss)	5,300	(11,600)	222,738	87,385
Less dividends to preferred stockholders and other non-common stockholders' charges	—	—	(77,985)	(764,984)

Net income (loss) available to common stockholders	$5,300	$(11,600)	$144,753	$(677,599)

Income (loss) per common share before extraordinary items:
Basic	$5.30	$(11.60)	$(120.75)	$(958.67)

Diluted	$5.30	$(11.60)	$(120.75)	$(958.67)

Net income (loss) per common share:
Basic	$5.30	$(11.60)	$144.75	$(954.45)

Diluted	$5.30	$(11.60)	$144.75	$(954.45)

Pro forma income per common share before extraordinary items:
Basic				$22.01

Diluted				$8.85

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Talecris Biotherapeutics Holdings Corp.
Combined Statement of Changes in Parent's Net Investment (Predecessor)
Consolidated Statements of Stockholders' (Deficit) Equity (Successor)
(in thousands, except share amounts)

	Common Stock			(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income
			Additional Paid-in Capital			Parent's Net Investment
	Shares	Amount					Total
Predecessor
Balance at January 1, 2004	—	$—	$—	$—	$—	$913,000	$913,000
Contributions by Parent, net	—	—	—	—	—	68,700	68,700
Net income	—	—	—	—	—	5,300	5,300

Balance at December 31, 2004	—	—	—	—	—	987,000	987,000
Return to Parent, net	—	—	—	—	—	(31,800)	(31,800)
Net loss	—	—	—	—	—	(11,600)	(11,600)

Balance at March 31, 2005	—	$—	$—	$—	$—	$943,600	$943,600

Successor
Balances at inception	—	$—	$—	$—	$—	$—	$—
Issuance of common stock in connection with acquisition of Bayer Plasma net assets	1,000,000	—	—	—	—	—	—
Capital contribution in conjunction with issuance of Series A Preferred Stock	—	—	2,900	—	—	—	2,900
Beneficial conversion feature related to issuance of Series A Preferred Stock	—	—	2,620	—	—	—	2,620
Beneficial conversion feature related to issuance of Series B Preferred Stock	—	—	5,093	—	—	—	5,093
Net income and comprehensive income	—	—	—	222,738	—	—	222,738
Amortization of beneficial conversion feature of Series A and B	—	—	—	—	—	—	—
Preferred Stock	—	—	—	(7,713)	—	—	(7,713)
Share-based compensation cost	—	—	1,461	—	—	—	1,461
Accretion of obligation under common stock put/call option	—	—	—	(1,064)	—	—	(1,064)
Dividend declared	—	—	—	(73,200)	—	—	(73,200)

Balances at December 31, 2005	1,000,000	—	12,074	140,761	—	—	152,835
Net income attributable to common stockholders	—	—	—	87,385	—	—	87,385
Foreign currency translation	—	—	—	—	20	—	20

Comprehensive income	—	—	—	—	—	—	87,405
Repurchase common stock from Bayer	(1,000,000)	—	—	(10,567)	—	—	(10,567)
Issuance of restricted stock	258,349			—	—	—	—
Issuance of common stock	45,000	—	—	—	—	—	—
Share-based compensation cost	—	—	2,451	—	—	—	2,451
Accretion of obligation under common stock put/call option	—	—	—	(1,104)	—	—	(1,104)
Dividend declared	—	—	(14,525)	(745,475)	—	—	(760,000)

Balances at December 31, 2006	303,349	$—	$—	$(529,000)	$20	$—	$(528,980)

The accompanying Notes to Financial Statements are an integral part of these financial statements.

 Talecris Biotherapeutics Holdings Corp.

Combined Statements of Cash Flow (Predeccessor)

Consolidated Statements of Cash Flow (Successor)

	Predecessor		Successor
	Year Ended December 31, 2004	Period from January 1, 2005 to March 31, 2005	Period from March 31, 2005 to December 31, 2005	Year Ended December 31, 2006
Cash flows from operating activities:
Net income(loss)	$5,300	$(11,600)	$222,738	$87,385
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Extraordinary gain	—	—	(265,503)	(3,300)
Depreciation and amortization	32,700	8,000	1,431	4,960
Amortization of deferred loan fees	—	—	1,322	2,268
Change in allowance for doubtful accounts	—	—	5,817	(224)
Share-based compensation expense	—	—	1,323	2,680
Amortization of deferred compensation	—	—	—	497
Loss (gain) related to interest rate swaps and caps	—	—	(1,523)	722
Accretion of 14% Junior Secured Notes	—	—	9,785	13,645
Equity in earnings of affiliate	—	—	(197)	(684)
Write off of unamortized deferred loan fees	—	—	—	7,814
(Gain) loss on disposal of property, plant and equipment	(100)	700	—	—
Changes in operating assets and liabilities, excluding the effects of business acquisitions	(83,100)	38,500	76,717	22,274

Net cash flows from operating activities	(45,200)	35,600	51,910	138,037
Cash flows from investing activities:
Business acquisitions, net of cash acquired	—	—	(263,845)	(114,146)
Purchase of property, plant, and equipment	(24,100)	(3,900)	(26,517)	(38,853)
Proceeds from termination of swap and cap contracts	—	—	—	802
Proceeds from property, plant and equipment disposals	600	100	—	—
Investment in affiliate	—	—	(164)	—

Net cash flows from investing activities	(23,500)	(3,800)	(290,526)	(152,197)
Cash flows from financing activities
Borrowings under term loans	—	—	125,000	1,070,000
Repayment of borrowings under term loans	—	—	(938)	(186,891)
Borrowings under revolving loans	—	—	800,535	1,310,311
Repayment of borrowings under revolving loans	—	—	(736,325)	(1,284,784)
Financing transaction costs	—	—	(10,202)	(26,000)
Payment of liability due Bayer	—	—	(26,800)	(6,700)
Dividends paid	—	—	(23,432)	(809,768)
Issuance (repayment) of 12% Second Lien Notes	—	—	25,000	(28,370)
Issuance of 14% Junior Secured Notes	—	—	90,000	—
Repurchase of common stock from Bayer	—	—	—	(23,500)
Retirement of Precision debt	—	—	(3,301)	—
Issuance of Series A Preferred Stock	—	—	9,966	—
Net increase (decrease) by Parent, net	68,700	(31,800)	—	—

Net cash provided (used) by financing activities	68,700	(31,800)	249,503	14,298
Effect of exchange rate changes on cash and cash equivalents	—	—	—	17

Net increase in cash and cash equivalents	—	—	10,887	155
Cash and cash equivalents at beginning of period			—	10,887

Cash and cash equivalents at end of period	$—	$—	$10,887	$11,042

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Talecris Biotherapeutics Holdings Corp.

Notes to Financial Statements

1.    Description of Business

        We are a biopharmaceutical company that researches, develops, manufactures, markets, and sells protein-based therapies that extend and enhance the lives of individuals who suffer from life-threatening diseases. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers or purchased from third parties, primarily located in the United States. Plasma contains many therapeutic proteins, which we extract through the process of fractionation at our Clayton, North Carolina, and/or Melville, New York, facilities. The fractionated intermediates are then purified, formulated into a final bulk, and aseptically filled into vials for distribution.

        The majority of our sales are concentrated in two key therapeutic areas of the plasma business: Immunology, through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin (A1PI) deficiency-related emphysema. These therapeutic areas are served primarily by our branded products, Gamunex brand IGIV and Prolastin brand A1PI, respectively. Sales of Gamunex brand IGIV and Prolastin brand A1PI together comprised 72.5% and 72.7% of our net revenue for the year ended December 31, 2006 and the nine months ended December 31, 2005, respectively. We also have a line of hyperimmune therapies that provide treatment for tetanus, rabies, hepatitis B, and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care, including the treatment of hemophilia, an anti-coagulation factor, as well as albumin to expand blood volume. Although we sell our products worldwide, the majority of our sales are concentrated in the United States and Canada.

        We are headquartered in Research Triangle Park, North Carolina and our primary manufacturing facility is a short distance away in Clayton, North Carolina. The Clayton site is one of the world's largest plasma protein processing facilities whose operations including fractionation, purification, filling, and finishing.

        We began operations as Talecris Biotherapeutics Holdings Corp. on April 1, 2005. As part of our formation, on March 31, 2005, we acquired from Bayer AG and affiliates of Bayer AG (collectively, Bayer or Parent), substantially all of the assets and specified liabilities of Bayer's worldwide plasma-derived products business (Bayer Plasma). This acquisition was effected by Talecris Holdings, LLC. In conjunction with our formation transaction, in April 2005 we also acquired Precision Pharma Services, Inc. (Precision), a contract fractionator located in Melville, New York in order to increase our fractionation capacity. We are a majority owned subsidiary of Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC.

        In April 2006 and December 2006, we formed Talecris Biotherapeutics, Ltd. and Talecris Biotherapeutics, GmbH in Canada and Germany, respectively, to support our international sales and marketing activities; replacing certain functions which were previously provided by Bayer affiliates under various transition services agreements.

        In September 2006, we formed Talecris Plasma Resources, Inc. (TPR) to create a platform for the partial vertical integration of our source plasma supply chain. In November 2006, we acquired plasma collection centers in various stages of development from International BioResources, L.L.C. and affiliated entities (IBR) through an asset purchase agreement as the first step of our source plasma supply chain vertical integration plans.

        We completed a debt recapitalization in December 2006. Additional information regarding the recapitalization is included in Note 11, "Credit Agreements and Long-Term Debt."

2.    Summary of Significant Accounting Policies

        All disclosures of dollar amounts are presented in thousands unless indicated otherwise in the context of discussion. All share and per share amounts are presented at their actual amounts.

        The accompanying financial statements and footnotes are presented for two periods, Successor and Predecessor. Unless indicated, the text of discussion relates to us as Successor.

        The Successor period includes the consolidated results of operations of Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries subsequent to our March 31, 2005 formation transaction. The Successor period's results of operations include the effects of a number of transition services agreements with Bayer, in which Bayer affiliates provide operational, information technology, and international distribution services for various periods as further discussed in Note 5. Many of these services have been terminated as we have developed and implemented capabilities to provide these services ourselves, or in certain cases, contracted with third parties for these services. The various transition services agreements were negotiated and evaluated by us and are considered to be reasonable.

        The Predecessor period's combined results of operations include all net revenue and costs directly attributable to our operations as Bayer Plasma, including all costs for supporting functions and services used by us at shared sites and performed by centralized Bayer organizations, presented on a carve-out basis, prior to our March 31, 2005 formation transaction. These other Bayer legal entities provided such supporting functions and services as information systems, accounting and financial services, sales and marketing, packaging and testing, purchasing, research and development, legal and general corporate expenses. In the Predecessor period, the expenses for these services have been charged to us based on a determination of the service provided primarily using activity-based allocation methods based primarily on revenue, headcount, or square footage. In the Predecessor period, Bayer also provided certain manufacturing services to us for the production of certain products at established transfer prices, which have been included in cost of goods sold. As Predecessor, we supplied a plasma-derived product (PPF powder) to Bayer at an established transfer price, which has been included in net revenue. We believe the allocation methods to allocate the value of both support services and production services provided by Bayer to be reasonable.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries, as Successor, for periods subsequent to our March 31, 2005 formation transaction. All significant intercompany transactions and balances have been eliminated upon consolidation.

        The accompanying combined financial statements include the combined accounts of Bayer Plasma, presented on a carve-out basis, as Predecessor, for periods prior to our March 31, 2005 formation transaction. All significant intercompany transactions and balances have been eliminated in combination.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities. The most significant judgments we have made include, but are not limited to, estimates used in determining values of inventories, allowances for doubtful accounts receivable, long-lived and indefinite-lived assets, litigation accruals and related settlements, deferred income taxes and income tax provisions, self-insurance accruals, share-based payment transactions, and other operating allowances and accruals. We also use significant judgments in applying purchase accounting to business acquisitions.

        We periodically evaluate estimates used in the preparation of the financial statements for reasonableness, including estimates provided by third parties. Appropriate adjustments to the estimates are made prospectively, as necessary, based on such periodic evaluations. We base our estimates on, among other things, currently available information, market conditions, and industry and historical experience, which collectively form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that our assumptions are reasonable under the circumstances, actual future results could differ materially. In addition, if we had used different estimates and assumptions, our financial position and results of operations could have differed materially from that which is presented.

Cash and Cash Equivalents

        All highly liquid investments with original maturities of three months or less when purchased are considered cash equivalents and are carried at cost.

Accounts Receivable, net

        Accounts receivable, net, consists of amounts owed to us by our customers on credit sales with terms generally ranging from 30 to 90 days from date of invoice and are presented net of an allowance for doubtful accounts receivable in the accompanying Consolidated Balance Sheets.

        We maintain an allowance for doubtful accounts receivable for estimated losses resulting from our inability to collect from customers. In extending credit, we assess our customers' creditworthiness by, among other factors, evaluating the customers' financial condition, credit history, and the amount involved, both initially and on an ongoing basis. Collateral is generally not required. In evaluating the adequacy of our allowance for doubtful accounts receivable, we primarily analyze accounts receivable balances, the percentage of accounts receivable by aging category, and historical bad debts. We also consider, among other things, customer concentrations and changes in customer payment terms or payment patterns.

        If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments or our ability to collect, an increase to the allowance may be required. Also, should actual collections of accounts receivable be different than our estimates included in determining the allowance, the allowance would be adjusted through charges or credits to selling, general, and administrative expenses (SG&A) in the accompanying Income Statements in the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant.

Concentrations of Credit Risk

        As Successor, our accounts receivable, net, include amounts due from Bayer, as our distributors in certain regions outside the United States, pharmaceutical wholesalers and distributors, buying groups, hospitals, physicians' offices, patients, and others. At December 31, 2006 and 2005, Bayer accounted for $10.5 million, or 9.2%, and $35.6 million, or 31.9%, of our accounts receivable, net, respectively. The following table summarizes other concentrations of customer accounts receivable, net, that exceeded 10% of our accounts receivable, net:

	December 31,
	2006	2005
Customer A	14.6%	—
Customer B	13.7%	10.7%
Customer C	—	12.1%

        During 2006 and 2005, we made a significant amount of our non-U.S. product sales to Bayer affiliates, as our distributors in most major regions outside of the U.S., and to a limited number of large pharmaceutical distributors and wholesalers in the U.S. Bayer accounted for 16.4% and 22.1% of our total net revenue for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively. As discussed in Note 5, "Transition Services Agreements," we are in the process of replacing international distribution services provided by Bayer affiliates through our own entities and through non-affiliated third parties.

        The following table summarizes other significant customer concentrations that exceeded 10% of our total net revenue:

	Predecessor		Successor
	Year Ended December 31, 2004	Three Months Ended December 31, 2005	Nine Months Ended December 31, 2005	Year Ended December 31, 2006
Customer A	—	—	14.6%	17.4%
Customer B	—	—	12.7%	12.5%
Customer C	11.3%	12.6%	16.8%	11.0%
Customer D	10.7%	10.9%	—	—

Inventories

        Inventories consist primarily of raw material, work-in-process, and finished goods held for sale and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. In evaluating whether inventory is stated at the lower of cost or market, we consider such factors as the amount of inventory on hand and in the distribution channel, the estimated time required to sell such inventory, remaining shelf life, and current and expected market conditions, including levels of competition. As appropriate, provision is recorded to reduce inventories to their net realizable value. We record provision for work-in-process inventory when we believe the inventory does not meet all criteria to permit release to the market. Provision is recorded for finished goods that do not have sufficient remaining shelf lives.

Pre-Approval Plasma Inventories

        Licensed centers are those plasma collection centers that have received all regulatory approvals by the Food and Drug Administration (FDA) for source plasma to be used in our manufacturing processes. These centers are currently procuring source plasma from donors that can be used in our manufacturing processes. Unlicensed centers are those plasma collection centers that are currently procuring source plasma from donors and are pending regulatory approval in order for the source plasma to be used in the manufacturing processes. Undeveloped centers are those centers that are in an earlier stage of development and have not begun to procure source plasma.

        Source plasma procured from licensed centers is initially recorded as raw material on the accompanying Consolidated Balance Sheets and is subsequently released to work-in-process and finished goods, based upon the stage in the manufacturing process. Our accounting for plasma that has been procured at opened but unlicensed centers, which we refer to as unlicensed plasma, requires us to make judgments regarding the regulatory approval and licensure of the unlicensed collection centers, which is required before we can use the source plasma within our manufacturing process. Our accounting for unlicensed plasma also requires us to make judgments regarding the ultimate net realizable value of the inventory. This assessment is based upon an analysis of various factors, including the remaining shelf life of the inventory, current and expected market conditions, amount of inventory on hand, and our ability to obtain the requisite regulatory approvals. As a result of periodic assessments, we could be required to expense previously capitalized inventory through cost of goods sold upon an unfavorable change in such judgments.

        We capitalize the cost of source plasma from unlicensed centers into raw material inventory, when, based on our judgment, future economic benefit is probable. While unlicensed source plasma cannot be sold to third parties or used in our manufacturing processes to make finished product until all regulatory approvals have been obtained, we have determined that it is probable that our source plasma inventories are realizable. As part of the FDA licensing process for plasma collection centers, we are initially permitted to collect plasma utilizing the procedures and Quality Systems implemented and approved under our existing Biologics License Application (BLA) until such time as the FDA inspectors have conducted a pre-license inspection of the site and approved the site for inclusion in the BLA. At the conclusion of this process, we are permitted to sell or utilize previously collected plasma in manufacturing of final product. We believe that our cumulative knowledge of the industry, standard industry practices, experience working with the FDA, established Quality Systems, and consistency with achieving licensure support our capitalization of source plasma inventory costs by our unlicensed centers. Total unlicensed source plasma at December 31, 2006 was $15.9 million.

Property, Plant, and Equipment, net

        Property, plant, and equipment are recorded at cost, less accumulated depreciation and amortization. Internal engineering costs directly related to asset additions are capitalized. Major renewals and betterments are capitalized. All feasibility studies and maintenance and repair costs are expensed as incurred. Certain interest costs incurred by us during the construction period, based on weighted average borrowing rates of debt, are capitalized and included in the cost of the related properties in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 34, "Capitalization of Interest Costs."

        We generally depreciate and amortize property, plant, and equipment using the straight-line method over the useful lives presented in the following table:

Asset Type	Useful Life (years)
Buildings	20 to 45
Building improvements	10 to 20
Machinery and equipment	5 to 15
Furniture and fixtures	7 to 10
Computer hardware and software	3 to 7
Leasehold improvements	the estimated useful life of the improvement or, if shorter, the life of the lease

Impairment or Disposal of Long-Lived Assets

        We follow the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful lives of our long-lived assets or whether the remaining carrying amount of long-lived assets should be evaluated for possible impairment. We use an estimate of the related undiscounted cash flows over the remaining life of the long-lived assets to determine whether impairment has occurred. Fair value, as determined by appraisal or discounted cash flow analysis, is compared to the carrying value in calculating any impairment. The Predecessor financial statements were prepared using the held and used model.

Leases

        We evaluate the criteria in SFAS No. 13, "Accounting for Leases," when classifying a lease as either capital or operating. All capital leases are depreciated either over the useful life of the asset or over the lease term in accordance with SFAS No. 13. At December 31, 2006 and 2005, none of our leases were classified as capital under SFAS No. 13.

Identifiable Intangible Assets and Goodwill

        Identifiable intangible assets are recorded at cost, or when acquired as part of a business acquisition, at estimated fair value. Certain intangible assets are amortized over periods ranging from three to five years. Similar to tangible property, plant, and equipment, we follow the provisions of SFAS No. 144 to periodically evaluate identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

        Indefinite-lived intangible assets, such as goodwill and regulatory licenses, are not amortized. We test the carrying amounts of these assets for recoverability in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," on an annual basis or when events or changes in circumstances indicate that evidence of potential impairment exists, using a fair value based test.

Debt Issuance Costs

        We capitalize costs associated with the issuance of debt instruments and amortize these costs to interest expense over the term of the related debt agreements using an effective yield amortization method. Unamortized debt issuance costs are charged to operations when indebtedness under the related credit facility is repaid prior to maturity.

Business Acquisitions and Goodwill

        Business acquisitions are accounted for under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." Under the purchase method of accounting, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of the acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. In determining the total cost of an acquisition, certain transaction costs are included. The application of the purchase method of accounting requires us to make estimates and assumptions related to the estimated fair values of net assets acquired. Significant judgments are used during this process, particularly with respect to intangible assets. Generally, intangible assets are amortized over their estimated useful lives. Goodwill and other indefinite-lived intangibles are not amortized, but are annually assessed for impairment. Therefore, the purchase price allocation to intangible assets and goodwill has a significant impact on future operating results.

        SFAS No. 142 requires companies to evaluate the recoverability of recorded goodwill and other indefinite-lived intangible asset amounts annually, or when events or changes in circumstances indicate that evidence of potential impairment exists, using a fair value based test. This test requires us to make estimates on factors that include, but are not limited to, projected future operating results and business plans, economic projections, anticipated future cash flows, comparable marketplace data from a consistent industry group, and the cost of capital. Any applicable impairment loss is the amount, if any, by which the implied fair value is less than the carrying value.

Financial Instruments with Characteristics of Debt and Equity

        We follow the provisions of SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Debt and Equity," which established standards for how we classify and measure certain financial instruments with characteristics of both liabilities and equity in our financial statements. SFAS No. 150 requires that we classify a financial instrument as a liability when that financial instrument embodies an obligation on our part. A freestanding financial instrument that, at inception, embodies an obligation to repurchase our equity shares, or is indexed to such an obligation, and requires or may require us to settle the obligation by transferring assets, is classified as a liability.

        We issued several equity instruments in connection with our acquisition of the Bayer Plasma net assets and the Precision shares as discussed in Note 3, "Formational Transactions." The Redeemable Series A and B Senior Convertible Preferred Stock (Series A and B Preferred Stock) have deemed liquidation requirements which may result in future cash payments to the holders thereof which are beyond our control. The common stock that we issued to Bayer had an embedded put/call feature. We repurchased and retired the common stock with the embedded put/call feature from Bayer on September 15, 2006 as discussed in Note 16, "Stockholders' (Deficit) Equity." Financial instruments that have characteristics of both liabilities and equity are classified as other than permanent equity in the accompanying Consolidated Balance Sheets.

        The unrestricted and restricted common stock that we have issued contain embedded put/call features which may result in future cash payments to the holders thereof which are beyond our control. As such, we have recorded the appropriate amounts outside of permanent equity on the accompanying Consolidated Balance Sheet at December 31, 2006 in the line titled, "Obligation under common stock put/call option."

Revenue Recognition

        Revenues from product sales and the related cost of goods sold are generally recognized when title and risk of loss are transferred to customers. Product revenue is generally recognized at the time of delivery. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, a fixed and determinable price, persuasive evidence that an arrangement exists, and completion of all other performance obligations in accordance with the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," as amended by SAB No. 104, "Revenue Recognition."

        We entered into a number of distribution agreements with Bayer in connection with our formation transaction. Under the terms of certain of these distribution agreements, Bayer earns a minimum gross margin on sales of our products which varies by region. We record those sales at an agreed upon transfer price, which is estimated to provide the minimum gross margins. In addition, under certain distribution agreements, Bayer has the right to require us to buy back saleable inventories with specified dating held at the time distribution services terminate. Revenue related to these agreements is deferred until such time as the related products are sold to unaffiliated third parties. Additional information regarding our distribution agreements with Bayer is included in Note 5, "Transition Services Agreements."

        Allowances against revenues for estimated discounts, rebates, administrative fees, and chargebacks are established by us concurrently with the recognition of revenue. The standard terms and conditions under which products are shipped to a customer generally do not allow a right of return. In the rare instances in which we grant a right of return, revenues are reduced at the time of sale to reflect expected returns and deferred until all conditions of revenue recognition are met. Deferred margin related to product sales for which we granted a right of return totaled $1.2 million at December 31, 2005 and none existed at December 31, 2006. We generally do not offer incentives to customers.

        Sales allowances are established based upon consideration of a variety of factors, including, but not limited to, our sales terms which generally provide for a 2% and 1.5% prompt pay discount for U.S. and international customers, respectively, contractual agreements with customers, estimates of the amount of product in the pipeline, and prescribing patterns. We believe that our sales allowance accruals are reasonably determinable and are based on the information available at the time to arrive at our best estimate of the accruals. Actual sales allowances incurred are dependent upon future events. We periodically monitor the factors that influence sales allowances and make adjustments to these provisions when we believe that the actual sales allowances may differ from prior estimates. If conditions in future periods change, revisions to previous estimates may be required, potentially in significant amounts.

        Our estimates for discounts, customer and government rebates, and administrative fees are by their nature more predictable and less subjective. Estimates for chargebacks are more subjective and, consequently, may be more variable. We enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when our products are purchased from wholesalers by these entities at the contract price which is less than the price charged by us to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of our products by the wholesalers at the contract price based on historical chargeback experience and other factors. Our estimates of inventory levels at the wholesalers are subject to inherent limitations, as our estimates rely on third party data, and their data may itself rely on estimates, and be subject to other limitations. We periodically monitor the factors that influence our provision for chargebacks, and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time.

        We have agreed to reimburse Bayer affiliates for their SG&A expenses under certain distribution agreements outside of the United States. We have reflected these charges as a reduction of revenue in accordance with Emerging Issues Task Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (including a reseller of the vendor's products)." Additional information regarding our various distribution agreements with Bayer is included in Note 5, "Transition Services Agreements." As Predecessor, similar costs were appropriately recorded as SG&A.

        Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

        We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting as defined in EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." To recognize a delivered item in a multiple element arrangement, EITF Issue No. 00-21 requires that the delivered items have value to the customer on a stand-alone basis, that there is objective and reliable evidence of fair value of the undelivered items and that delivery or performance is probable and within our control for any delivered items that have a right of return.

Shipping and Handling

        Shipping and handling costs, consisting of all costs to warehouse, pick, pack, and deliver inventory to customers, are included in cost of goods sold.

Advertising Costs

        The costs of advertising are expensed as incurred in accordance with AICPA Statement of Position (SOP) No. 93-7, "Reporting for Advertising Costs." Our advertising costs consist primarily of product samples, print media, online advertising, and promotional material. We incurred advertising costs totaling $7.4 million for the year ended December 31, 2006, $4.0 million for the nine months ended December 31, 2005, $3.6 million for the three months ended March 31, 2005, and $19.4 million for the year ended December 31, 2004. Such costs are included in SG&A in the accompanying income (loss) statements.

Research and Development Expenses

        Research and development expenses (R&D) include the costs directly attributable to the conduct of research and development programs for new products and extensions or improvements of existing products and the related manufacturing processes. Such costs include salaries and related employee benefit costs, payroll taxes, materials (including the material required for clinical trials), supplies, depreciation on and maintenance of research and development equipment, services provided by outside contractors for clinical development and clinical trials, regulatory services, and fees. R&D also includes the allocable portion of facility costs such as rent, depreciation, utilities, insurance, and general support services. All costs associated with R&D are expensed as incurred.

Share-Based Compensation

        We account for share-based compensation under the provisions of SFAS No. 123R, "Share-Based Payment." Under SFAS No. 123R, we are required to value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests. We have granted certain employees and members of the Board of Directors stock options, unrestricted shares, and restricted shares of our common stock under our share-based compensation plans.

        The fair value of our common stock on the grant date is a significant factor in determining the fair value of share-based compensation awards and the ultimate non-cash compensation cost that we will be required to expense over the requisite service period. Given the absence of an active trading market for our common stock on the 2006 and 2005 grant dates, our Board of Directors estimated the fair value of the common stock on the grant date using several factors. There is no certainty that the results of our estimation would be the value at which the common shares would be traded for cash in the marketplace.

        We estimate the fair value of stock options using a Black-Scholes pricing model. We believe that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of our stock options on their grant date. Estimates of the values of these grants are not intended to predict actual future events or the value ultimately realized by employees who receive such awards.

        The Black-Scholes pricing model requires us to make assumptions related to the risk free interest rate, average life of options (expected term), expected volatility and dividend yield. The risk free interest rate is based on the interest rate at the grant date of zero-coupon U.S. Treasury notes with a term equal to the expected term of the stock option. The expected term is reflective of historical experience, vesting schedules, and contractual terms. There was no public market for the stock options we granted during 2006 and 2005; therefore, we estimated the volatility of the share price based on the historical stock option and share volatility for similar companies within our industry that were of comparable size and financial leverages in accordance with SAB No. 107, "Share-Based Payment." A forfeiture rate is based upon historical attrition rates of award holders and is used in estimating the granted awards not expected to vest. If actual forfeitures differ from the expected rate, we may be required to make additional adjustments to compensation expense in future periods. We do not intend to pay cash dividends to common stockholders in the future.

        The assumptions that we used during 2006 and 2005 to determine the fair value of stock options on their grant date follow:

	Year Ended December 31, 2006	Nine Months Ended December 31, 2005
Average risk free interest rate	4.43%	4.47%
Average expected term (in years)	5.9	6.2
Expected volatility	50%	45%
Average dividend yield	0%	0%

        As Predecessor, we did not grant stock options.

        We allocate share-based compensation expense consistent with the classification of each grantee's salary. Additional information regarding our share-based compensation is included in Note 17, "Share-Based Compensation."

Litigation Accruals

        We account for the exposure of our various litigation matters under the provisions of SFAS No. 5 "Accounting for Contingencies," which requires, among other things, an exposure to be accrued with a charge to our income statements when it becomes probable and can be reasonably estimated. The exposure to legal matters is evaluated and estimated, if possible, following consultation with legal counsel. Such estimates are based on currently available information and, given the subjective nature and complexities inherent in making these estimates, the ultimate outcome of our legal matters may be significantly different than the amounts estimated. Additional information regarding our possible litigation exposures is included in Note 13, "Commitments and Contingencies."

Environmental Costs and Other Contingencies

        We record liabilities when our environmental assessments indicate that remediation efforts are probable, and the costs can be reasonably estimated. We recognize a current period expense for the liability when clean-up efforts do not benefit future periods. We capitalize costs that benefit more than one accounting period. Estimates, when applicable, of our liabilities are based on currently available facts, existing technology and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors, and include estimates of associated legal costs. The amounts also consider prior experience in remediating contaminated sites, other companies' clean-up experience and data released by the Environmental Protection Agency (EPA) or other organizations. The estimates are subject to revision in future periods based on actual costs or new circumstances. We evaluate recoveries from insurance coverage or government sponsored programs separately from our liability, and when recovery is assured, we record and report an asset separately from the associated liability. At December 31, 2006 and 2005, no environmental related assets or liabilities are reflected in the accompanying Consolidated Balance Sheets as no amounts are currently probable or estimable.

        We recognize liabilities for other contingencies when we have an exposure, that, when analyzed, indicates it is both probable that an asset has been impaired or that a liability incurred, and the amount of impairment or loss can be reasonably estimated. Funds spent to remedy these contingencies are charged against the accrued liability, if one exists, or expensed, if no liability was previously established. When a range of probable loss can be estimated, we accrue the most likely amount within the range of probable losses.

Self-Insurance Programs

        We maintain self-insured retentions and deductibles for some of our insurance programs and limit our exposure to claims by maintaining stop-loss and/or aggregate liability coverage under which the insurer is the primary obligor to the insured. The estimate of our claims liability is subject to inherent limitations as it relies on our judgment of the likely ultimate costs that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our liability for such claims, we consider a number of factors, including, but not limited to, self-insured retentions, deductibles, claim experience, demographic factors, severity factors, and maximum claims exposure. If actual claims exceed these estimates, additional charges may be required.

Income Taxes

        The provisions of SFAS No. 109, "Accounting for Income Taxes," require, among other things, recognition of future tax benefits or liabilities measured at enacted rates attributable to the deductible or taxable temporary differences between the financial statement and income tax bases of assets and liabilities and to record deferred tax assets only to the extent that the realization of such benefits is "more likely than not." Under the provisions of SFAS No. 109, deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

        We record a valuation allowance, when appropriate, to reduce our deferred income tax assets to the amount that is more likely than not to be realized. We consider our ability to carry back net operating losses, future expected taxable income and ongoing prudent and feasible tax planning strategies when determining the required valuation allowance. In the event that we were to determine that we would be able to realize all or an additional part of our deferred income tax assets in the future, an adjustment to the valuation allowance would be reflected in the income statements in the period such determination was made.

Interest Costs

        We apply the provisions of SFAS No. 34 "Capitalization of Interest Costs," when we construct long-term assets, primarily plant and equipment, for our own use. We capitalize a portion of the interest costs we incur during the asset construction period as an additional cost of the related asset. The amount of interest capitalized is determined by applying our weighted average borrowing rate to the related expenditures incurred during the capitalization period. We incurred interest costs of $40.9 million for the year ended December 31, 2006 and $21.5 million for the nine months ended December 31, 2005, of which $0.7 million and $0.3 million, respectively, were capitalized related to the construction of property and equipment. As Predecessor, we did not have an independent capital structure apart from Bayer, and we were not allocated interest costs from Bayer. Amounts capitalized and included in the cost of certain property additions were not material for the three months ended March 31, 2005 and the year ended December 31, 2004.

Derivative Financial Instruments

        We account for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Under SFAS No. 133, all derivative instruments are recorded on the Consolidated Balance Sheets as assets or liabilities and measured at fair value. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in other comprehensive income and subsequently recognized in earnings when the hedged items impact income. Changes in the fair value of derivatives not designated as hedges and the ineffective portion of cash flow hedges are recorded in current earnings.

        We historically used interest rate swap and cap contracts on certain borrowing transactions to manage our net exposure to interest rate changes on floating rate revolving and term loans in order to reduce our overall cost of borrowing. The interest rate swaps and caps that we used during the year ended December 31, 2006 and during the nine months ended December 31, 2005 did not meet the criteria to be classified as cash flow hedges. Additional information regarding our interest rate swaps and caps is included in Note 11, "Credit Agreements and Long-Term Debt."

        On February 14, 2007, we executed six variable-to-fixed interest rate swap contracts and two interest rate cap contracts which are considered cash flow hedges in accordance with the provisions of SFAS No. 133. Additional information regarding these swap and cap contracts is included in Note 11.

Fair Value of Financial Instruments

        At December 31, 2006, our long-term debt consists of amounts owed under the First and Second Lien Term Loans and Revolving Credit Agreement, which bear interest at floating market rates, and consequently, the recorded amounts approximate fair value. At December 31, 2006, we have a note receivable outstanding with a supplier of source plasma which bears interest at market rates, and consequently, the recorded amount approximates fair value. The fair value of the Series A and B Preferred Stock outstanding at December 31, 2006 was $1.03 billion in aggregate. The fair value of all other financial instruments, which consists of cash and cash equivalents, accounts receivable, net, accounts payable, accrued expenses, and other liabilities, approximates fair value due to the short maturity of the instruments.

Comprehensive Income

        SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and presentation of comprehensive income and its components in financial statements. Comprehensive income is defined as the change in equity resulting from recognized transactions and other events and circumstances from non-owner sources. We have included the disclosures required by this pronouncement in the accompanying Consolidated Statements of Stockholders' (Deficit) Equity.

Foreign Currency Translation

        For most international operations, local currencies have been determined to be the functional currencies. We translate the financial statements of international subsidiaries to their U.S. dollar equivalents at end-of-period currency exchange rates for assets and liabilities and at average currency exchange rates for revenues and expenses in accordance with SFAS No. 52, "Foreign Currency Translation." We record these translation adjustments as a component of other comprehensive income within stockholders' (deficit) equity.    We recognize transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency as incurred in the accompanying Income Statements. We incurred foreign currency exchange transaction gains (losses) of $0.3 million for the year ended December 31, 2006, $(2.3) million for the nine months ended December 31, 2005, and $8.1 million for the year ended December 31, 2004, which have been included in SG&A in the accompanying income (loss) statements. As Predecessor, the impact of foreign currency translation is included in net investment from our parent.

Business Segments

        SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for defining business segments and disclosing information about them. As Predecessor and Successor, we operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products are the result of a common manufacturing process based on a single feedstock.

Earnings Per Share

        SFAS No. 128, "Earnings per Share," establishes standards for reporting basic and diluted earnings per share. In accordance with SFAS No. 128, we compute basic earnings per share by dividing the net income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share includes the effects of dilutive potential common shares, and assumes that convertible equity and debt instruments were converted into common stock as of the beginning of the period or upon issuance if dilutive. Contingently issuable stock related to an acquisition is included in basic earnings (loss) per share calculations when all necessary conditions have been satisfied. Contingently issuable stock is included in diluted earnings (loss) per share calculations when the conditions are currently being achieved, treating the end of the period as the end of the contingency period. As of December 31, 2006, 268,279 contingently issuable common shares were excluded from both basic and diluted weighted average shares outstanding as all contingencies had not been satisfied. For the periods ended December 31, 2005 and 2006, 8,100,000 potentially dilutive shares from the conversion of the 14% Junior Secured Notes and after-tax interest expense of $9.8 million and $13.6 million, respectively, were not included in the computation of earnings (loss) per share because to do so would be anti-dilutive. Stock options are excluded from diluted earnings (loss) per share when the exercise price is greater than the average fair market price for a period or when we incur a loss before extraordinary items available to common shareholders. For the periods ended December 31, 2005 and 2006, 1,219,756 and 1,306,258 stock options respectively, were anti-dilutive and excluded from the diluted (loss) per share calculation. Restricted stock is included in diluted earning (loss) per share unless anti-dilutive. For the year ended December 31, 2006, 258,349 shares of restricted stock were anti-dilutive and therefore excluded from the diluted (loss) per share calculation. As it relates to the Predecessor periods, the 1,000,000 shares issued in the Talecris formation transaction were utilized for both basic and diluted earnings (loss) per share calculations. See the earnings (loss) per share calculations included in Note 18, "Earnings Per Share."

Recent Accounting Pronouncements Applicable to the Company

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," providing enhanced guidance on the use of fair value to measure assets and liabilities. SFAS No. 157 also provides for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard does not expand the use of fair value, but applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 157 on January 1, 2008. We are currently evaluating the requirements of SFAS No. 157 and have not yet determined the impact of SFAS No. 157 on our consolidated financial statements.

        In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," providing interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. SAB No. 108 is effective for public companies for fiscal years ending after November 15, 2006. We elected to adopt SAB No. 108 as of December 31, 2006. SAB No. 108 did not have any effect on our consolidated financial statements.

        In July 2006, FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109," was issued. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 also prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. We will adopt FIN No. 48 on January 1, 2007.

        In March 2006, EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation)," was issued. The EITF allows companies to adopt a policy of presenting taxes in the income statement on either a gross or net basis. The Company will continue its present practice of net basis presentation.

3.    Formational Transactions

        We began operations as Talecris Biotherapeutics Holdings Corp. on April 1, 2005, as a result of the March 31, 2005 purchase of the net assets of Bayer Plasma from Bayer. The acquisition was effected by Talecris Holdings, LLC, We are a majority owned subsidiary of Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. As part of our overall formational activities, we also acquired 100% of the outstanding stock of Precision on April 12, 2005 from Ampersand.

Bayer Plasma Acquisition

        On March 31, 2005, we acquired certain assets, properties, and operations of Bayer Plasma and assumed certain liabilities from Bayer pursuant to the terms of an Amended and Restated Joint Contribution Agreement ("JCA"). The purchase price per the JCA of $409.3 million was adjusted for the estimated values of foreign inventories retained by Bayer and the final determination of working capital, as described below. The total consideration consisted of $303.5 million of cash, 1,000,000 shares of our common stock, and one share of 14% Junior Preferred Stock.

        The common stock issued to Bayer included an embedded put/call feature under which Bayer was entitled to exercise the put after March 31, 2010 or we were entitled to call the common stock beginning April 1, 2007, subject to other defined events ("Obligation under common stock put/call option"). The put rights gave Bayer the right to earn a minimum return of 6%, compounded annually, on a $15.0 million stated value. The call rights entitled us to call the common stock from Bayer after March 31, 2007 based on a formula determined price. The fair value of the Bayer common stock with the embedded put/call feature was estimated at $10.8 million at March 31, 2005, which was included as additional consideration in our determination of the purchase price. On September 15, 2006, we repurchased and retired the 1,000,000 shares of common stock from Bayer for a cash purchase price of $23.5 million. Additional information regarding the common stock with the embedded put/call feature that we issued to Bayer and our subsequent repurchase of the common stock is included in Note 16, "Stockholders' (Deficit) Equity."

        The Junior Preferred stock was non-voting and was mandatorily redeemable on December 31, 2010, or upon certain other transactions involving our assets or stock. Although the Junior Preferred Stock had no notional face amount, the liquidation preference was increased by cumulative accrued dividends of 6% from January 1, 2006 through the liquidation or redemption date, determined as if the actual liquidation preference of the Junior Preferred Stock had been its face amount as of January 1, 2006. The liquidation value was determined based upon the achievement of certain annual sales targets, as defined, and increases to liquidation value cannot exceed $10.0 million annually for a five year period. Under this earn-out feature, Bayer could earn up to a total of $50.0 million. An estimate of $50.0 million as contingent consideration due Bayer was included as additional consideration in our determination of the purchase price, and we recorded the related liability. We repurchased 80% of Bayer's one share of Junior Preferred Stock with the payment of an agreed pro-rated earn-out of $26.8 million on December 30, 2005, resulting in a $13.2 million difference between the pro-rated contingent consideration of $40.0 million and the agreed amount of $26.8 million, which we recorded as an extraordinary gain on the accompanying Consolidated Income Statements for the nine month period ended December 31, 2005. At December 31, 2005, $10.0 million related to the remaining 20% share of Junior Preferred Stock was recorded as a current liability on the accompanying Consolidated Balance Sheets. On March 31, 2006, we purchased the remaining 20% of Bayer's one share of Junior Preferred Stock with the payment of an agreed pro-rated earn-out of $6.7 million, resulting in a $3.3 million difference between the pro-rated contingent consideration of $10.0 million and the agreed amount of $6.7 million, which we recorded as an extraordinary gain in the accompanying Consolidated Income Statements for the year ended December 31, 2006.

        The cash portion of the acquisition was partially financed by $125.0 million of funding provided by affiliates of Cerberus and Ampersand. The remainder of the cash purchase price was financed by $199.9 million that we borrowed under a secured credit facility with JPMorgan, which was subsequently repaid and retired through our December 6, 2006 recapitalization transaction as discussed in Note 11, "Credit Agreements and Long-Term Debt." Cerberus and Ampersand received 12% Second Lien Notes with a fair value equal to their face amount of $25.0 million; 14% Junior Secured Convertible Notes with a fair value; equal to their face amount of $90.0 million; and 100,000 shares of Series A Preferred Stock with a fair value of $7.1 million, all in exchange for the $125.0 million of cash funding. Additional information regarding the 100,000 shares of Series A Preferred Stock is included in Note 15, "Redeemable Series A and B Senior Convertible Preferred Stock." The 12% Second Lien Notes were subsequently repaid and retired and the 14% Junior Secured Convertible Notes were subsequently converted into 900,000 shares of Series A Preferred Stock in connection with the December 6, 2006 recapitalization transaction as discussed in Note 11.

        We incurred transaction fees totaling $15.3 million, which we included as part of the purchase price of the Bayer Plasma net assets. Such fees included $2.2 million which we paid to Ampersand for reimbursement of costs incurred by them for valuation, accounting, legal, regulatory, and other fees, and $1.5 million which we paid to Cerberus for professional services and reimbursement of filing fees. We also paid Cerberus $0.8 million of fees related to the issuance of the 12% Second Lien Notes, which we capitalized as deferred financing costs associated with the issuance of the debt. The deferred financing costs were being amortized on a method that approximated the results of an effective yield amortization method. Unamortized deferred financing costs were written off on December 6, 2006 in connection with the recapitalization transaction discussed in Note 11.

        As discussed above, the determination of the purchase price of the Bayer Plasma net assets was subject to a working capital adjustment. We determined the initial working capital adjustment in September 2005, at which time, through agreement with Bayer, the purchase price was reduced by $54.2 million. An additional net working capital adjustment of $0.6 million was agreed upon with Bayer in 2006, which we reflected as a receivable in the accompanying Consolidated Balance Sheet at December 31, 2005. We subsequently received the $0.6 million from Bayer in 2006. The working capital adjustments included, among other items, $10.7 million related to inventories acquired which did not meet the product release specifications due to a pre-acquisition production issue which we detected post-acquisition. An additional $11.5 million of inventories processed after the acquisition date were also identified as being impaired due to the same production issue for which we recorded a charge to cost of goods sold for the nine months ended December 31, 2005. In March 2007, we reached an agreement with Bayer under which we recovered $9.0 million related to this pre-acquisition production issue, that negatively impacted our costs of goods sold in the nine months ended December 31, 2005, which we recorded as a reduction of cost of goods sold during the first quarter of 2007.

        The purchase price for the Bayer Plasma net assets and related consideration are summarized as follows:

Purchase price per JCA	$409,250
Less: foreign inventories retained by Bayer	(105,750)
Less: working capital adjustments	(54,790)

JCA purchase price, as adjusted	248,710
Transaction costs	15,308
Fair value of obligation under common stock put/call option	10,765
Estimated contingent consideration due Bayer	50,000

Total purchase price of Bayer Plasma net assets	$324,783

        The total purchase price was allocated to the net assets acquired based upon their estimated fair value at the date of the acquisition. Cash and cash equivalents and short-term liabilities acquired were stated at fair value. Inventories were increased to their fair value based on their stage of completion. Finished goods were valued based on the estimated cost of disposal and a reasonable profit for selling efforts. Work-in-process inventories were valued at the estimated selling price of the finished goods less the sum of costs to complete, costs of disposal, and a reasonable profit for selling efforts and efforts to compete the manufacturing process. Raw materials were valued at estimated replacement costs. The total fair value adjustment related to the acquired inventory amounted to a net increase of $45.3 million, which we reflect as cost of goods sold when the related inventory is sold to unaffiliated third parties. At December 31, 2006 a net fair value adjustment of $0.8 million was unamortized as the related inventory had not been sold.

        Property, plant, and equipment and all other identifiable intangible assets were recorded at zero value as the fair value of the current assets acquired exceeded the aggregate consideration and liabilities assumed. The excess of the fair value of the net current assets acquired over the purchase price was recorded as negative goodwill and has been recognized as an extraordinary gain for the nine months ended

December 31, 2005 in the Consolidated Income Statements. The following table summarizes the estimated fair value of the net current assets recorded and liabilities assumed:

Inventories	$596,062
Other current assets	1,939

Total assets	598,001
Other short-term liabilities	(19,840)
Deferred margin	(1,075)

Net assets purchased	577,086
Total purchase price of Bayer Plasma net assets	(324,783)

Net assets in excess of purchase price-negative goodwill	$252,303

        The following table summarizes the allocation of negative goodwill to the net assets acquired:

	Fair Market Value	Allocation of Negative Goodwill	Fair Market Value after Negative Goodwill Allocation
Inventories	$596,062	$—	$596,062
Other current assets	1,939	—	1,939
Property, plant, and equipment	118,440	(118,440)	—
Intangible assets	279,500	(279,500)	—

Total assets	995,941	(397,940)	598,001
Other short-term liabilities	(19,840)	—	(19,840)
Deferred margin	(1,075)	—	(1,075)

Total liabilities	(20,915)	—	(20,915)

Net assets acquired	975,026	(397,940)	577,086
Purchase price	(324,783)		(324,783)

Negative goodwill	$650,243	$(397,940)	$252,303

        On April 12, 2005, we acquired 100% of the common stock of Precision from Ampersand for $16.8 million including the assumption of $3.3 million in debt. We acquired Precision to increase manufacturing capacity primarily at the fractionation step of the production process. The acquisition was financed through the issuance to Ampersand of $2.8 million in 12% Second Lien Notes with a fair value equal to their face value and 192,310 shares of Series B Preferred Stock with a fair value of $13.6 million at March 31, 2005 (face value of $11.0 million). Additional information regarding the Series B Preferred Stock is included in Note 15, "Redeemable Series A and B Senior Convertible Preferred Stock." The 12% Second Lien Notes were repaid and retired in connection with our December 6, 2006 debt recapitalization transaction as discussed in Note 11.

        The Precision purchase price and related consideration are summarized as follows:

Fair value of Series B Preferred Stock	$13,565
Issuance of 12% Second Lien Notes	2,769
Transaction costs	481

Total purchase price of Precision shares	$16,815

        The acquisition was recorded by allocating the cost of the assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, including an evaluation of identifiable intangible assets, of which there were none. The value of property, plant, and equipment was reduced by the excess of the fair value of the net assets acquired over the purchase price. The table below summarizes the values assigned to each of the major categories of the net assets purchased and liabilities assumed:

Cash and cash equivalents	$1,252
Inventories	1,228
Other current assets	2,097
Property, plant, and equipment	17,626

Total assets	22,203
Accounts payable and other liabilities	(2,087)
Debt	(3,301)

Net assets acquired	$16,815

        The results of Precision's operations are included in our Consolidated Income Statements from the date of the acquisition. Pro-forma results for the period from April 1, 2005 through April 11, 2005 are immaterial to our consolidated financial statements.

4.    Acquisition

        On November 18, 2006, we acquired certain assets and assumed certain liabilities from International BioResources, L.L.C. and affiliated entities (IBR) pursuant to an Asset Purchase Agreement (APA), in order to create a platform for the partial vertical integration of our plasma supply. Under the terms of the APA, we acquired plasma collection centers in various stages of development for a maximum aggregate purchase price of $135.0 million, subject to working capital and other adjustments. Under the terms of the APA, the purchase price is comprised of a cash payment of $100.0 million at closing and contingent consideration of up to $35.0 million in the form of cash and/or our common stock, at the seller's election, upon the achievement of certain milestones and other events. Under the milestone provisions of the APA, we could be required to pay up to $15.0 million in the form of cash and/or our common stock if source plasma production volumes at various acquired plasma collection centers exceed certain thresholds during the measurement period, as defined in the APA, ending on December 31, 2009. We could also be required to pay up to $20.0 million in the form of cash and/or our common stock if certain unlicensed centers and the first undeveloped center are inspected by the FDA and the Plasma Protein Therapeutics Association (PPTA) prior to June 30, 2008 or December 31, 2008, respectively, and received such center's official regulatory or other approvals.

        Prior to the acquisition, IBR represented our second largest third-party supplier of plasma. We applied the guidance under EITF Issue No. 04-1, "Accounting for Preexisting Relationships between the Parties to a Purchase Business Combination," to our preexisting supply arrangement with IBR. EITF Issue No. 04-1 requires that a business combination between two parties that have a preexisting relationship be evaluated to determine if a settlement of a preexisting relationship exists. EITF Issue No. 04-1 requires that a settlement gain or loss be measured as the lesser of (i) the amount by which the contract is favorable or unfavorable under market terms from the perspective of the acquirer or (ii) the stated settlement provisions of the contract available to the counterparty to which the contract is unfavorable. In accordance with EITF Issue No. 04-1, we determined that there was no settlement of the preexisting relationship giving rise to a settlement gain or loss. Our preexisting supply agreement with IBR was subject to annual price negotiations that reflected a market rate commensurate with our other plasma supply agreements.

        As a result of our supplier relationship with IBR, we had various financial transactions that were recorded on our Consolidated Balance Sheet at the acquisition date, primarily related to funding advances, loans receivable, and prepayments for source plasma. At the acquisition date, our Consolidated Balance Sheet also included certain accounts payable that we owed to IBR. We have included the net amounts due from IBR at the acquisition date, totaling $9.6 million, as additional purchase price and as a result, goodwill. In accordance with the terms of the APA, the closing cash payment was adjusted for a sources and uses of cash provision totaling $2.4 million as mutually agreed by the parties. We incurred transaction costs totaling $4.4 million related to this acquisition which have been reflected as additional purchase price. A portion of the closing cash payment, totaling $2.0 million, was subject to a holdback provision and will be settled under the APA at the time of the working capital settlement.

        The following table summarizes the preliminary purchase price:

Closing payment per APA	$100,000
Agreed upon closing APA adjustments	2,414
Holdback	(2,008)

Cash disbursed upon closing	100,406
Pre-acquisition amounts due from IBR, net	9,583
Transaction costs	4,365

Total preliminary purchase price	$114,354

        We considered various factors in determining the purchase price, and ultimately, the establishment of goodwill. The purchase price considered, but was not limited to, our expected future source plasma requirements in light of the anticipated reduction of available third party suppliers, the cost of developing our own plasma collection platform, as well as synergies of a partially vertically integrated plasma supply chain. We also considered various other factors in determining the purchase price, including our need to partially vertically integrate our plasma supply chain to enhance the predictability and sustainability of our plasma supply. The purchase price was allocated to the net assets acquired utilizing the methodology prescribed in SFAS No. 141. We recorded goodwill of $73.2 million after recording the net assets acquired at fair value as presented in the following table. Any contingent consideration payable in the future upon the achievement of milestones or other events will be reflected as additional purchase price.

        The following table summarizes our initial allocation of the preliminary purchase price to the net assets acquired:

Cash and cash equivalents	$208
Inventory	22,798
Other current assets	941
Property, plant, and equipment	13,767
Intangible assets	6,683
Other long-term assets	217
Goodwill	73,235

Total assets acquired	117,849
Accounts payable and other liabilities assumed	(3,495)

Total preliminary purchase price	$114,354

        We allocated $6.7 million of the preliminary purchase price to identifiable intangible assets that met the separability and contractual-legal criterion of SFAS No. 141. The following summarizes the intangible assets that we acquired and the period over which we will recognize amortization cost using the straight-line method:

	Amount	Amortization Period (Years)
Customer relationships	$230	5
Non-competition agreements	553	3
Regulatory licenses	5,900	Indefinite

Total	$6,683

        The results of operations of IBR have been included in our consolidated financial statements from the date of the acquisition. The following pro-forma results of operations assume that the acquisition of the IBR net assets occurred as of the beginning of 2006. The pro-forma results for the year ended December 31, 2006 presented below reflect our historical data and the historical data of the acquired IBR plasma collections centers adjusted for amortization of intangible assets ($0.2 million), elimination of intercompany sales ($67.9 million) and related cost of goods sold ($63.2 million) and inventory transactions with IBR ($4.7 million). The pro-forma results of operations presented below may not be indicative of the results we would have achieved had we completed the acquisition on January 1, 2006, or that we may achieve in the future.

	Talecris	IBR	Historical Results	Pro Forma Adjustments	Pro Forma Results
Total net revenue	$1,128,719	$73,044	$1,201,763	$(67,931)	$1,133,832
Cost of goods sold	684,750	68,009	752,759	(63,248)	689,511

Gross profit	443,969	5,035	449,004	(4,683)	444,321
Operating expenses	308,249	20,380	328,629	201	328,830
Other income (expense)	(49,107)	(3,882)	(52,989)	0	(52,989)
Provision for income taxes	(2,222)	—	(2,222)	0	(2,222)

Income (loss) before extraordinary items	$84,391	$(19,227)	$65,164	$(4,884)	$60,280

Historical Talecris loss per common share before extraordinary items (Note 18):
Basic					$(958.67)

Diluted					$(958.67)

Pro Forma Results
Pro forma loss per common share before extraordinary items—basic and diluted:
Numerator:
Pro forma income before extraordinary items	$60,280
Less:
Dividends paid to preferred stockholders	(760,000)
Series A preferred stock undeclared dividends	(1,729)
Series B preferred stock undeclared dividends	(2,150)
Accretion of common stock put/call option	(1,105)

Pro forma loss available to common stockholders before extraordinary items—basic and diluted	$(704,704)

Denominator:
Weighted average common shares outstanding	709,932
Plus contingently issuable shares to IBR	268,279

Pro forma weighted average common shares—basic and diluted	978,211

Pro forma loss per common share before extraordinary items

Basic	$(720.40)

Diluted	$(720.40)

5.    Transition Services Agreements

        We entered into a number of transition services agreements with Bayer in conjunction with our overall formation activities. Under these agreements, Bayer affiliates provide a number of services related to operational support, information technology, and product distribution for various periods of time. Many of these services agreements have been terminated as we have developed and implemented capabilities to provide these services ourselves, or in certain cases, contracted with third parties for these services. We have experienced, and continue to expect to experience, significant costs related to the development and operation of an infrastructure to assume these functions. A summary of key agreements is included in the following sections.

        As Predecessor, Bayer provided us with supporting functions and services which were similar to those provided to us under the transition services agreements, such as information systems, accounting and finance, sales and marketing, packaging and testing, purchasing, research and development, and legal services. The cost for such services were charged to us based on a determination of the service provided primarily using activity-based allocation methods based primarily on revenue and headcount. The cost of these functions and services were $98.8 million for the year ended December 31, 2004, and have been included in SG&A and R&D based upon the nature of the service provided. In the Predecessor period, Bayer also provided us with manufacturing services for the production of certain products at established transfer prices. The cost of the manufacturing services provided by Bayer totaled $13.5 million for the year ended December 31, 2004, and are included in cost of goods sold. As Predecessor, we supplied a plasma-derived product (PPF powder) to Bayer at an established transfer price. Sales of PPF powder to Bayer amounted to $8.1 million for the three months ended March 31, 2005 and $26.2 million for the year ended December 31, 2004, and are reflected in net revenue.

Service Agreements

        Bayer provides services that are primarily general and administrative in nature under the Master Services Agreement (MSA), including certain finance, human resources, sales and customer support, regulatory, research and development, clinical, procurement and logistics functions, among others. The original term of the MSA was through March 31, 2006. We have assumed most of the services previously provided by Bayer under the MSA. However, we exercised an option to extend certain services, primarily related to certain regulatory, research and development, and clinical functions, provided under the MSA through March 31, 2007. The MSA may be extended for additional terms of one year, upon mutual agreement of the parties. The costs for the services under the MSA are subject to revision each January based upon changes in the scope of services, inflation, and other factors. Total fees incurred for these services were $8.3 million and $6.6 million for the year ended December 31, 2006 and the nine months ended December 31, 2005, respectively, and have been charged to the appropriate categories on the Consolidated Income Statements based upon the nature of the service provided.

        Bayer provided various services that were primarily information technology in nature under the Information Technology Services Agreement (ITSA), including all information systems and technology infrastructure for us, including our main data center, software applications, networking, communications, development, and support. The initial term of the ITSA was through March 31, 2006. We exercised an option to extend the services provided under the ITSA through October 31, 2006, and subsequently exercised a month-to-month extension option for selected services through January 31, 2007. We have transitioned all services previously provided under the ITSA to an unaffiliated third party, and where we had our own expertise, internally. Total fees incurred for ITSA services were $15.2 million and $5.7 million for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively, and have been charged to the appropriate categories on the Consolidated Income Statements based upon the nature of services provided.

        During the year ended December 31, 2006 and the nine months ended December 31, 2005, we provided Bayer with services related to operations such as collections, facilities use, quality, regulatory affairs, and sales and marketing. This agreement expired on December 31, 2006. Fees for these services totaled $1.2 million and $7.1 million for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively, and have been included in other revenue on the Consolidated Income Statements.

PPF Powder Supply Agreement

        We supply PPF powder (a plasma-derived intermediate product) to Bayer for use in their production process. The original term of the contract expires on December 31, 2008 and may be renewed at Bayer's option for two additional two-year periods. Volumes of product to be supplied are determined within stated minimum and maximum values. Pricing for the products are subject to annual adjustment for inflation and other factors. The sales of PPF powder to Bayer totaled $40.6 million and $35.8 million for the year ended December 31, 2006 and the nine months ended December 31, 2005, respectively, and are included in net product revenue on the Consolidated Income Statements.

Bayer Supply Agreement

        Bayer performs certain purification, filling and packaging processes related to our Thrombate III (anti-thrombin III) product and purification for a portion of intermediate paste material used in the manufacture of our Prolastin product. The initial term of the agreement was through December 31, 2006, with the possibility of two annual extensions at our option, and an additional year under certain conditions. We have exercised an extension option through December 31, 2007. Volumes to be provided are subject to Talecris' requirements, within certain minimum and maximum levels. Achievement of product specifications and other commitments by both parties are also included in the agreement. Total fees charged to us under this agreement were $14.4 million for both the year ended December 31, 2006 and the nine months ended December 31, 2005. These fees have been charged to inventoriable costs for the related products.

European Agreements

        Under the European Product Sales and Services Agreement (Phases I and II), Bayer performs services for us in which they purchase, test, approve for release, package and ship our products to European distributors (Phase I). Once we have obtained all required regulatory authorizations, Bayer will perform some of these services under a contract manufacturing arrangement (Phase II). Bayer will test, release, package, and label our products and we will ship them to our European distributor (see European Distribution Agreement below). The terms of these service agreements expire on December 31, 2008 and may be extended for three consecutive one-year periods upon mutual consent of the parties. Pricing for the services in Phase II is subject to annual adjustments for inflation and other factors each January. Bayer receives contractual fees for both Phase I and Phase II activities. The agreement provides for periodic adjustments in the event that the actual Phase I fees are less than the contractual rate. In addition, Bayer may require us to repurchase product with minimum specified dating at the end of Phase I and Phase II of the agreement. We defer revenue recognition until such product is sold to an unaffiliated third party. Total charges for the packaging, testing, release, and shipping of products sold under the terms of the product sales agreement were accounted for as a reduction in selling price.

        Under the terms of the European Distribution Agreement, Bayer purchases, markets, sells and distributes our products to specified countries in the European market. The initial term of the agreement was through March 31, 2006, but upon our request and as provided in the agreement, it has been extended to March 31, 2007. Volumes provided are subject to mutual consent within certain minimum and maximum contractual levels. Bayer earns a specific margin on sales of our products which reflects a market rate. We have also agreed to reimburse certain SG&A expenses incurred by Bayer affiliates. In addition, upon termination of the agreement, Bayer can require us to repurchase inventories that meet specific minimum dating requirements. We defer revenue recognition until Bayer sells our product to unaffiliated third parties. The total gross sales value of products shipped for the year ended December 31, 2006 and the nine months ended December 31, 2005 was $90.0 million and $59.3 million, respectively. At December 31, 2006 and 2005, $10.6 million and $14.8 million, respectively, related to these shipments, were recorded as deferred margin on the Consolidated Balance Sheets. Total SG&A reimbursements to Bayer affiliates under this agreement were $14.9 million and $10.9 million for the year ended December 31, 2006 and the nine months ended December 31, 2005, respectively, and have been reflected as a reduction of net product revenue.

        In December 2006, we began transitioning Phase I activities from Bayer with the launch of Talecris Biotherapeutics, GmbH, which assumed responsibility for sales and marketing activities in Germany and ultimately throughout Europe. In addition, we contracted with a third party for distribution of our products within Germany. As provided for in our distribution agreements with Bayer, as discussed above, we agreed to buy back inventories totaling $15.8 million from Bayer which is included in Accrued expenses and other liabilities in the December 31, 2006 Consolidated Balance Sheet. As we continue transitioning the Phase I activities in early 2007 as we assume responsibility for sales and marketing activities within the rest of Europe, we may be required to repurchase additional inventories from Bayer. At December 31, 2006, we estimate that the deferred sales value of inventories still on hand at Bayer to be $31.6 million, with a cost of $22.3 million.

Canadian Distribution Agreement

        Bayer marketed and sold our products in the Canadian market through March 31, 2006, including fractionation services performed at our Clayton, North Carolina facilities, at which time the initial term of the agreement expired. Bayer earned a gross margin under the agreement which reflected a market rate. The total gross sales value of products shipped for the year ended December 31, 2006 and for the nine months ended December 31, 2005 was $11.6 million and $100.5 million, respectively. At December 31, 2006 and 2005, no amounts and $4.7 million, respectively, related to these shipments, were recorded as deferred margin on the Consolidated Balance Sheets. Total SG&A reimbursements to Bayer affiliates under this agreement were $1.7 million and $4.7 million for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively, and have been reflected as a reduction of revenues on the Consolidated Income Statements.

        On April 1, 2006, we launched our Canadian operation, Talecris Biotherapeutics, Ltd., and as a result terminated our Canadian distribution agreement with Bayer on March 31, 2006. In connection with the launching of our Canadian operation, we contracted for third party warehousing and logistics services for Canada that commenced on April 1, 2006. We repurchased inventories in the amount of $6.2 million from Bayer (for which revenue was still deferred) in conjunction with our transfer of Canadian distribution services to this unaffiliated third party.

Japanese Supply and Distribution Agreement

        Under the Japanese Supply and Distribution Agreement, Bayer purchased, tested, packaged, approved for release, marketed, sold, and distributed our products to the Japanese marketplace. We did not reimburse Bayer affiliates for SG&A under this agreement. This agreement had an initial term through December 31, 2006, which was renewable for a two year period upon mutual agreement of the parties. This agreement was terminated effective September 30, 2006. The total gross sales value of products shipped for the year ended December 31, 2006 and the nine months ended December 31, 2005 were $18.9 million and $15.4 million, respectively.

Other Distribution Arrangements

        Bayer has agreed to purchase, market, sell and distribute our products in specified countries outside the U.S., Canadian, Japanese, and European markets. The initial term of the agreement was through March 31, 2006. We elected to extend the services of several distributors through March 31, 2007. Under the agreement, Bayer is entitled to receive a specified gross margin on product sales which reflects a market rate. The total gross sales value of products shipped for the year ended December 31, 2006 and nine months ended December 31, 2005 was $11.1 million and $11.4 million, respectively. Under the initial term of the agreement, we also reimbursed Bayer affiliates for their SG&A. Total reimbursed SG&A under this agreement was $0.5 million and $1.3 million for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively, and have been reflected as a reduction of net product revenue. Under the terms of the extended agreement, we no longer reimburse Bayer for SG&A.

Summary

        In total, the gross sales value of products shipped under all distribution agreements and the PPF Powder Supply Agreement was $172.2 million and $222.4 million for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively. At December 31, 2006 and 2005, we deferred $10.6 million and $27.1 million, respectively, of margin related to the distribution agreements with Bayer affiliates. In total, Bayer charged us $17.0 million and $16.9 million for SG&A reimbursements for the year ended December 31, 2006 and the nine months ended December 31, 2005, respectively, which we reflected as a reduction of revenue on the Consolidated Income Statements. For services received under the MSA and ITSA, Bayer charged us $23.5 million and $12.3 million for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively. We recorded other revenues totaling $1.2 million and $7.1 million for the year ended December 31, 2006 and for the nine months ended December 31, 2005, for services that we provided to Bayer. During the year ended December 31, 2006 and for the nine months ended December 31, 2005, we repurchased inventories from Bayer affiliates valued at $21.9 million and $18.8 million, respectively. We anticipate that we will repurchase additional inventories from Bayer as we continue the transition of the European agreements. At December 31, 2006, we estimate that inventories on hand at these Bayer affiliates had a sales value of $31.6 million.

6.    Collaborative and Other Agreements

        We have licensed certain technology of a human plasma-derived product to an unaffiliated third party for their use in the treatment of an ophthalmic condition. Under the terms of the license, we have also agreed to co-develop, and once approved, supply the product. The license requires milestone payments by the third party to us, based on the successful completion of certain activities or approvals received by the third party. We could receive up to a maximum of $20.0 million of future milestone payments under this arrangement. We received $3.0 million and $2.0 million of milestone payments in 2004 (Predecessor) and 2005 (Successor), respectively. Such amounts were deferred and are being amortized over the term of the agreement in accordance with EITF Issue No. 00-21. Under a separate co-development agreement with this third party, we are paid for collaborative development of another product. We received $0.8 million and $0.5 million of cost reimbursement under the co-development agreement for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively.

        We have an agreement through 2008 to provide albumin to be used by an unaffiliated third party in conjunction with a proprietary product manufactured by them. We earn a commission on sales of the third party's product at a fixed rate which depends on the territory the product is sold, as defined in the agreement. We also provide regulatory support as required. We received commissions of $5.7 million and

$4.1 million under this agreement for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively, which we recognized as other revenues on the accompanying Consolidated Income Statements.

7.    Inventories

        Inventories consisted of the following:

	December 31,
	2006	2005
Raw material	$106,341	$106,284
Work-in-process	242,639	263,557
Finished goods	160,329	121,469

Total inventories	$509,309	$491,310

        During the year ended December 31, 2006, we recorded rejected product provisions totaling $18.5 million directly to cost of goods sold related to inventories that did not meet the specifications to continue through our manufacturing process or permit release to the market. During the nine months ended December 31, 2005, we recorded rejected product provisions totaling $45.1 million directly to cost of goods sold, of which $11.5 million related to inventories produced during the nine month period ended December 31, 2005 which was affected by a production incident which began prior to our acquisition of the Bayer Plasma net assets as discussed in Note 3, "Formational Transactions." As Predecessor, we recorded rejected product provisions of $27.9 million for the three months ended March 31, 2005 and $60.8 million for the year ended December 31, 2004. The rejected product provision for the three months ended March 31, 2005 includes $11.5 million related to the same production incident described above.

8.    Property, Plant, and Equipment, net

        Property, plant, and equipment, net consisted of the following:

	December 31,
	2006	2005
Land	$4,136	$4,136
Buildings and improvements	20,125	8,638
Machinery and equipment	24,078	13,921
Furniture and fixtures	1,667	174
Computer hardware and software	7,414	2,294

	57,420	29,163
Less: accumulated depreciation and amortization	(6,389)	(1,431)

	51,031	27,732
Construction in progress	39,343	14,980

Total property, plant, and equipment, net	$90,374	$42,712

        During 2006 and 2005, we recorded property, plant, and equipment acquired from the IBR net asset and Precision acquisitions at fair value as further discussed in Note 4, "Acquisition," and Note 3, "Formational Transactions," respectively. The fair value of the property, plant, and equipment acquired from Bayer during our formation transaction was recorded at zero value as further discussed in Note 3.

        Depreciation and amortization expense was $5.0 million for the year ended December 31, 2006, $1.4 million for the nine months ended December 31, 2005, $8.0 million for the three months ended March 31, 2005, and $32.7 million for the year ended December 31, 2004. The Predecessor period includes depreciation and amortization expense associated with property, plant, and equipment that we subsequently acquired from Bayer during our formation, which we recorded at zero value at March 31, 2005 because of negative goodwill as discussed in Note 3, "Formational Transactions". In the Successor period, we have not recorded depreciation and amortization expense associated with the property, plant, and equipment acquired from Bayer, as the net book value was recorded at zero value upon our formation.

9.    Investment in Affiliate

        As Predecessor, we had an equity interest in PPL Therapeutics plc (PPL), a biotechnology company based in Edinburgh, Scotland, that was involved in the discovery, development, production, and marketing of genetically modified proteins for therapeutic purposes and food products. Under our agreement with PPL, we would pursue, under certain circumstances, the clinical development of, and acquire, global exclusive marketing rights to rAAT (recombinant alpha-1 antitrypsin). On February 13, 2004 we terminated this agreement. We retained the intellectual property rights for congenital deficiency, cystic fibrosis, and chronic destructive pulmonary disease and PPL retained the intellectual rights for rAAT in other fields. On August 16, 2004, we sold the equity interest for approximately $0.5 million, which approximated the book value recorded on the Predecessor's combined balance sheet.

        On November 4, 2005, we paid $0.2 million to acquire 330,000 shares of Class 1 common stock of Centric Health Resources, Inc. ("Centric"), a Delaware corporation, with issued and outstanding shares of 1,000,000. Our investment in Centric is accounted for using the equity method of accounting based on the assessment that our 33% interest allows us to exercise significant influence but not control. Under the equity method, our investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of Centric as they occur. Our recognition of losses is limited to the extent of our investment in, advances to, and commitments for the investment. For the year ended December 31, 2006 and for the two months ended December 31, 2005, Centric's net income totaled $2.1 million and $0.6 million, respectively, on net sales of $12.8 million and $1.8 million, respectively. Our equity in these earnings was $0.7 million and $0.2 million for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively.

        Pursuant to an agreement to assist us in the management of our Talecris Direct program, Centric provides warehousing, order fulfillment, distribution, home infusion and customer relationship services for us primarily related to our U.S. sales of Prolastin. Centric maintains inventory of Prolastin on our behalf which they utilize to fill customer orders. Centric also provides assistance in collecting our related accounts receivable. We provide Centric a fee for each unit of product provided to Prolastin patients which escalates with volume. These services were provided under a similar arrangement with another distributor for the period from April 1, 2005 through November 28, 2005. The total fees for such services for the year ended December 31, 2006 were $13.0 million, of which $12.5 million were recorded in cost of goods sold and

$0.5 million was recorded in SG&A, on the accompanying Consolidated Income Statements. For the two month period ended December 31, 2005, total fees for distribution services were $2.0 million, and were recorded in cost of goods sold in the accompanying Consolidated Income Statements. The value of finished goods inventories that Centric held on our behalf was $3.9 million and $5.8 million at December 31, 2006 and 2005, respectively.

10.    Accrued Expenses and Other Liabilities

        Accrued expenses and other liabilities consisted of the following:

	December 31,
	2006	2005
Accrued expenses and other liabilities:
Accrued goods and services	$54,958	$44,857
Accrued payroll and employee benefits	46,478	24,013
Medicaid, commercial rebates, and chargebacks	8,799	12,657
Unfunded draws on revolving loan	9,152	9,817
Due to Bayer	30,579	8,115
Management fees payable to related parties	1,374	935
Customer deposit	3,700	—
Other	7,816	5,975

Total accrued expenses and other liabilities	$162,856	$106,369

11.    Credit Agreements and Long-Term Debt

        We were obligated under the following debt instruments:

	December 31,
	2006	2005
First Lien Term Loan	$700,000	$—
Second Lien Term Loan	330,000	—
Revolver	79,920	—
Secured Credit Agreement consisting of:
Term Loan due March 31, 2010, variable interest above LIBOR or ABR	—	124,062
Revolving Loan due March 31, 2010, variable interest above LIBOR or ABR	—	54,393
12% Second Lien Notes	—	27,769
14% Junior Secured Convertible Notes	—	99,785

Total long-term debt	1,109,920	306,009
Less: Revolving loan classified as current	—	(54,393)

Long-term debt, net of current revolving loan	1,109,920	251,616
Less: Current maturities	(7,000)	(1,250)

Long-term debt, net of current maturities and revolver	$1,102,920	$250,366

December 6, 2006 Debt Recapitalization

        On December 6, 2006, we completed a recapitalization in which we repaid and retired all outstanding principal and interest amounts owed under our then existing $440.0 million asset-based credit facility, as amended, outstanding with JPMorgan Chase Bank N.A. ("JPMorgan") with new facilities aggregating $1.355 billion in total borrowing availability, as defined. The new facilities consist of:

  •
  a $700.0 million First Lien Term Loan Credit Agreement with Morgan Stanley ("Morgan Stanley First Lien Term Loan") due December 6, 2013;

  •
  a $330.0 million Second Lien Term Loan Credit Agreement with Morgan Stanley ("Morgan Stanley Second Lien Term Loan") due December 6, 2014; and

  •
  a $325.0 million Revolving Credit Agreement with Wachovia Bank N.A. ("Wachovia Bank Revolver") due December 6, 2011.

        In connection with this recapitalization, we repaid and retired all outstanding principal and interest amounts owed to Cerberus and Ampersand under our 12% Second Lien Notes. We incurred prepayment penalties totaling $1.1 million associated with this retirement which was paid from the recapitalization proceeds. Additionally, we paid accrued interest of $23.4 million owed to Talecris Holdings, LLC under the terms of our then existing 14% Junior Secured Convertible Notes and, at the election of Talecris Holdings, LLC, converted them to 900,000 shares of Series A Preferred Stock as provided for under the terms of the notes. Additional information regarding this conversion is included in Note 15, "Redeemable Series A and B Senior Convertible Preferred Stock."

        We used proceeds from the recapitalization to fund a cash dividend to Talecris Holdings, LLC of $760.0 million; pay a cash award of $34.2 million to certain employees and members of our Board of Directors fund an irrevocable trust in the amount of $23.0 million associated with future cash payments under the cash award; and for general corporate purposes. Additional information regarding the cash dividend and cash award is included in Note 16, "Stockholders' (Deficit) Equity," and Note 19, "Deferred Compensation," respectively.

        In connection with the recapitalization, we incurred direct debt issuance costs of $25.0 million, which have been capitalized as deferred financing costs and are being amortized over the related credit agreements' terms on a method which approximates the effective yield amortization method over a weighted average period of 6.9 years. In addition, we incurred $1.1 million of termination fees and wrote off $7.8 million of unamortized deferred financing costs associated with the retired debt, which have been included in loss on extinguishment of debt in the accompanying Consolidated Income Statements for the year ended December 31, 2006. Total amortization charged to interest expense, net during the year ended December 31, 2006 and the nine months ended December 31, 2005 amounted to $2.3 million and $1.3 million, respectively. At December 31, 2006 and 2005, unamortized deferred financing costs amounted to $24.7 million and $8.9 million, respectively, and have been included in other assets in the accompanying Consolidated Balance Sheets.

Morgan Stanley First Lien Term Loan Credit Agreement

        On December 6, 2006, we entered into a seven year First Lien Term Loan Credit Agreement administered and arranged by Morgan Stanley Senior Funding, Inc. ("Morgan Stanley"). The initial aggregate term loan commitment under this facility is $700.0 million. As of December 31, 2006, this facility was fully drawn.

        The terms of this facility require principal payments of $1.75 million quarterly with the balance due at maturity on December 6, 2013. We are required to make additional mandatory prepayments equal to 50% of the excess cash flow, as defined, within 95 days after each fiscal year end. In the event that our leverage ratio, as defined, falls below 3.50 to 1.00, our mandatory prepayments would be reduced to 25% of the excess cash flow. If our leverage ratio, as defined, falls below 2.25 to 1.00, we are not required to make mandatory prepayments under the terms of this agreement.

        Borrowings under this facility bear interest at a rate based upon either the Alternate Base Rate ("ABR") or the London Interbank Offered Rate ("LIBOR"), at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. This First Lien Term Loan accrues interest at the ABR plus 2.25% or LIBOR plus 3.50%. The weighted average interest rate for this First Lien Term Loan during 2006 was 10.50% and the interest rate in effect for the ABR borrowings was 10.50% at December 31, 2006.

        The First Lien Term Loan Credit Agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

        The agreement requires that we enter into interest rate protection agreements within 90 days of the effective date for at least 50% of the aggregate outstanding principal for a period of at least three years from the effective date. Subsequent to December 31, 2006, we entered into an interest derivative program for notional amounts of $875.0 million with tranches maturing over the next six years.

        The First Lien Term Loan Credit Agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio of 5.75 to 1 and decreasing over the term and a minimum interest coverage ratio of 1.65 to 1 and increasing over the term.

Morgan Stanley Second Lien Term Loan Credit Agreement

        On December 6, 2006, we entered into an eight year Second Lien Term Loan Credit Agreement administered and arranged by Morgan Stanley. The initial aggregate term loan commitment under this facility is $330.0 million. As of December 31, 2006, this facility was fully drawn.

        Outstanding principal under this facility is due and payable on the maturity date at December 6, 2014. Under the terms of the agreement, we are required to make additional mandatory principal prepayments equal to 50% of the excess cash flow, as defined, within 95 days after each fiscal year end. In the event that our leverage ratio, as defined, falls below 3.50 to 1.00, our mandatory prepayments would be reduced to 25% of the excess cash flow. If our leverage ratio, as defined, falls below 2.25 to 1.00, we are not required to make mandatory prepayments under the terms of this agreement. The additional mandatory principal prepayment associated with the Second Lien Term Loan is only required after termination of the Morgan Stanley First Lien Term Loan.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. The Second Lien Term Loan accrues interest at the ABR plus 5.25% or LIBOR plus 6.50%. The weighted average interest rate for this Second Lien Term Loan during 2006 was 13.50% and the interest rate in effect for the ABR borrowings was 13.50% at December 31, 2006.

        The Second Lien Term Loan Credit Agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

        The agreement requires that we enter into interest rate protection agreements within 90 days of the effective date for at least 50% of the aggregate outstanding principal for a period of at least 3 years from the effective date. Subsequent to December 31, 2006, we entered into an interest derivative program for notional amounts of $875.0 million with tranches maturing over the next six years.

        The Second Lien Term Loan Credit Agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio of 7.20 to 1 and decreasing over the term and a minimum interest coverage ratio of 1.40 to 1 and increasing over the term.

Wachovia Bank Revolving Credit Agreement

        On December 6, 2006 we entered into a five year asset-based credit agreement administered by Wachovia Bank N.A. ("Wachovia") and arranged by Morgan Stanley. The initial aggregate revolving commitment is $325.0 million. As of December 31, 2006, $79.9 million was drawn for revolving loans and $2.5 million was being utilized for letters of credit, and $242.6 million was unused and available.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the revolving loan at the ABR plus 0.25 - 0.75% or LIBOR plus 1.50 - 2.00%. The weighted average interest rate on the revolving loan in 2006 was 8.34%. The interest rate in effect for the revolving ABR and LIBOR borrowings were 8.75% and 7.10%, respectively, at December 31, 2006.

        The revolving credit agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

        The revolving credit agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains a financial covenant which requires us to maintain a minimum collateral availability of $32.5 million.

JPMorgan Chase Bank N.A. Secured Credit Agreement

        On December 6, 2006, we repaid and retired the then outstanding asset-based credit facility administered and arranged by JPMorgan and all associated accrued interest. The retired facility consisted of a $400.0 million credit facility, consisting of a $275.0 million revolving loan with a $30.0 million sub-limit for letters of credit and a $125.0 million term loan, which we entered into on March 31, 2005 in connection with our overall formational activities. The retired facility also consisted of an additional $40.0 million term loan which we entered into through the Fourth Amendment to the facility on March 30, 2006. We incurred fees of $0.8 million associated with the Fourth Amendment during 2006, which we deferred and were amortizing over the life of the credit agreement until the outstanding amounts were repaid, at which time we charged the unamortized deferred fees to loss on extinguishment of debt on the accompanying Consolidated Income Statements. At termination, the outstanding debt with JPMorgan was $158.1 million under the term loan, as amended, and $44.9 million under the revolving loan.

12% Second Lien Notes

        On December 6, 2006, we repaid and retired the 12% Second Lien Notes Payable to Cerberus and Ampersand and all associated accrued interest. We paid Cerberus and Ampersand a prepayment penalty totaling $1.1 million associated with this retirement.

14% Junior Secured Convertible Notes

        On December 6, 2006, the 14% Junior Secured Convertible Notes of $90.0 million were converted at the holders' election into 900,000 shares of Series A Preferred Stock. Also on that date, we paid accrued interest amounts of $23.4 million. Additional information regarding the conversion is included in Note 15, "Redeemable Series A and B Senior Convertible Preferred Stock."

Interest Rate Swaps and Caps

        During 2006 and 2005 as part of our overall financial risk management policy, we entered into various interest rate swap and cap arrangements which are intended to convert variable interest rates to fixed interest rates on a portion of our long-term debt portfolio.

        In connection with our recapitalization on December 6, 2006, we terminated three interest rate swap contracts (aggregate notional amount of $80.0 million) and 3 interest rate cap contracts (aggregate notional amount of $45.0 million) with JPMorgan, the counterparty to the contracts, prior to their scheduled maturity. We received proceeds of $0.8 million upon the termination of these contracts. The related aggregate fair value of the interest rate swaps and caps upon termination of the contracts was $1.1 million, resulting in a loss of $0.3 million which has been recorded in interest expense, net in the accompanying Consolidated Income Statements for the year ended December 31, 2006. During the year ended December 31, 2006, we recorded mark-to-market fair value adjustments resulting in a loss of $0.5 million which has been recorded in interest expense, net in the accompanying Consolidated Income Statements. At December 31, 2006, we had no derivative financial instruments outstanding.

        At December 31, 2005, we had four variable-to-fixed interest rate swap contracts outstanding in an aggregate notional principal amount of $105.0 million, to JPMorgan, the counterparty to the contracts. The fair value of the interest rate swaps was $1.4 million at December 31, 2005, and is included in other assets on the accompanying Consolidated Balance Sheets with a corresponding decrease to interest expense, net on the accompanying Consolidated Income Statements. At December 31, 2005, we also had three interest rate caps outstanding in an aggregate notional principal amount of $45.0 million. The fair value of the interest rate caps was $0.1 million at December 31, 2005, and is included in other assets on the accompanying Consolidated Balance Sheets with a corresponding decrease to interest expense, net on the accompanying Consolidated Income Statements.

        On February 14, 2007 we executed six variable-to-fixed interest rate swaps in an aggregate notional principal amount of $700.0 million. Under the interest rate swap contracts, we make interest payments on the underlying debt based on LIBOR and receive interest payments based on a fixed rate ranging from 5.16% to 5.35% with a weighted average rate of 5.23% over various swap terms. The effect of these swaps is to convert floating rates to fixed rates on a portion of our long-term debt portfolio. The interest rate swaps mature on various dates from November 2007 through February 2013. In accordance with SFAS No. 133, the interest rate swaps are designated as cash flow hedges. The counterparty to the interest rate swap agreements is Morgan Stanley Capital Services, Inc.

        On February 14, 2007 we executed two interest rate caps in an aggregate notional principal amount of $175.0 million. The interest rate caps at 6.0% effectively place an upper limit on the floating interest rate for a portion of our long-term debt portfolio. The interest rate caps mature on February 14, 2010. In accordance with SFAS No. 133, the interest rate caps are designated as cash flow hedges. The counterparty to the interest rate cap agreements is Morgan Stanley Capital Services, Inc.

Future Maturities

        A summary of the future maturities our long-term debt at December 31, 2006 is included in the following table. The amounts presented exclude repayments of borrowings under the Wachovia Bank Revolver and any potential additional mandatory prepayments under our Morgan Stanley First and Second Lien Term Loans, as the required payments under these facilities can not be reasonably estimated.

2007	$7,000
2008	7,000
2009	7,000
2010	7,000
2011	7,000
Thereafter	995,000

Total	$1,030,000

12.    Income Taxes

        Components of the provision for income tax are as follows:

	Predecessor		Successor
	Year Ended December 31, 2004	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005	Year Ended December 31, 2006
Current provision:
Federal	$—	$—	$9,578	$15,167
State and local	—	—	2,251	2,222
Foreign	18,100	4,900	—	—

Total current provision	18,100	4,900	11,829	17,389
Deferred provision (benefit):
Federal	(11,876)	(8,088)	(21,647)	17,915
State and local	(991)	(950)	(3,615)	(528)
Foreign	(330)	575	—	—
Change in valuation allowances	13,597	8,663	15,684	(32,554)

Total deferred provision	400	200	(9,578)	(15,167)

Provision for income taxes	$18,500	$5,100	$2,251	$2,222

        A reconciliation of expected income tax expense (benefit) at the U.S. Federal rate of 35% to actual income tax expense is as follows:

	Predecessor		Successor
	Year Ended December 31, 2004	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005	Year Ended December 31, 2006
Amount computed at statutory rate	$8,330	$(2,275)	$(14,180)	$30,315
State income taxes (net of Federal benefit)	(877)	(748)	(1,253)	3,110
Foreign earnings taxed at rates in excess of U.S. federal rate	845	502	—	—
Research and development credits	—	—	(1,582)	(2,373)
Nondeductible interest expense	—	—	3,778	4,775
Federal benefit of tax deduction for qualified production activities	—	—	(347)	(433)
Nondeductible meals and entertainment expenses	37	8	151	264
Net increase in tax losses for which no current benefit is received	9,713	7,722	—	—
Other	21	(329)	—	(882)
Change in valuation allowances	431	220	15,684	(32,554)

Provision for income taxes	$18,500	$5,100	$2,251	$2,222

        Deferred income taxes represent the tax effect of the differences between financial reporting and income tax bases of assets and liabilities ("temporary differences"). The major components of deferred tax assets and liabilities are as follows:

	December 31,
	2006	2005
Current:
Deferred income tax assets:
Allowances on accounts receivable	$2,500	$4,012
Inventories	24,229	30,960
Revenue recognition	4,040	10,409
Stock options	1,294	511
Accrued expenses	3,711	1,416
State tax credit carryforward	2,927	—

Total deferred income tax assets	38,701	47,308

Deferred income tax liabilities:
Other liabilities	(893)	(856)

Total deferred income tax liabilities	(893)	(856)

Net deferred income tax asset	37,808	46,452
Valuation allowance	(26,644)	(44,524)

Current deferred taxes, net of valuation allowance	$11,164	$1,928

Non-current:
Deferred income tax assets:
Intangible assets	$3,457	$1,066
Property, plant, and equipment	45,914	55,885
Capital loss carryforward	—	156

Total deferred income tax assets	49,371	57,107
Deferred income tax liabilities:
Other liabilities	(2,277)	(761)

Total deferred income tax liabilities	(2,277)	(761)

Net deferred income tax asset	47,094	56,346
Valuation allowance	(33,513)	(48,696)

Non-current deferred taxes, net of valuation allowance	$13,581	$7,650

        As indicated in Note 3, "Formational Transactions," we acquired certain assets, properties, and operations of Bayer Plasma and assumed certain liabilities from Bayer on March 31, 2005. This transaction qualifies as a tax-free transfer of assets under Internal Revenue Code Section 351. Pursuant to this Code section, we retain Bayer's tax basis in the Plasma Assets immediately prior to the contribution ("carryover tax basis") unless this basis is reduced under Code Section 362(e). Code Section 362(e) reduces the tax basis of property received in a Section 351 transaction to its fair market value if the cumulative tax basis in the contributed assets exceeds the cumulative fair market value of those assets. Valuations of these assets indicate that the cumulative fair market value of the Plasma Assets as of March 31, 2005 exceeded the cumulative tax basis. As such, an adjustment reducing the tax basis of the Plasma Assets is not required. As of December 31, 2006, more than 95% of the Bayer Plasma inventories had been sold at values in excess of the carryover basis.

        In 2006, the deferred tax asset was reduced by $17.9 million. This reduction was primarily attributable to the tax depreciation allowable with respect to the 2006 tax year and revenue recognized for book purposes in 2006 was recognized for tax purposes in 2005.

        The interest accrued with respect to the 12% Junior Secured Convertible Notes is not deductible for income tax purposes as these Notes are treated as equity for income tax purposes. The 12% Junior Secured Convertible Notes were converted to Series A Preferred Stock in December 2006 as part of the debt recapitalization as further discussed in Note 11, "Credit Agreements and Long-Term Debt" and Note 15, "Redeemable Series A and B and Senior Convertible Preferred Stock."

        As indicated in Note 4, "Acquisition," we acquired certain assets and assumed certain liabilities from IBR on November 18, 2006. This acquisition is treated as an asset acquisition for tax purposes. The parties agreed to an allocation of purchase price for tax purposes based on the appraised values used for SFAS No. 141 purposes, with the exception of inventory for which the parties agreed to an allocation based on the seller's book value at the date of acquisition. Different amortization periods for acquired intangible assets were used for tax and book purposes. For book purposes, different lives are used for various intangible assets. For tax purposes, both identified intangible assets and residual goodwill are generally amortized over 15 years pursuant to Code Section 197.

        In 2005 and 2006, partial release of the valuation allowance resulted in deferred tax assets (net of valuation allowance) of $9.6 million and $24.7 million, respectively. The partial release was equal to the federal income tax calculated for that year. Future reversals of existing deductible temporary differences may allow for recovery of federal tax previously paid.

13.    Commitments and Contingencies

Leases

        We lease office buildings, plasma collection centers, refrigerated storage, furniture, machinery, computer equipment, and miscellaneous equipment under leasing agreements. The majority of these operating leases expire at various dates through 2020, some of which have extension options. Future minimum lease payments required under non-cancelable operating leases as of December 31, 2006 are as follows:

2007	$11,122
2008	8,128
2009	7,657
2010	6,776
2011	4,520

Total future minimum lease payments	$38,203

        In the preceding table, the future minimum annual rentals payable under non-cancelable leases denominated in foreign currencies have been calculated based upon December 31, 2006 foreign currency exchange rates as required by SFAS No. 52. Rental cost was $7.8 million for the year ended December 31, 2006, $5.8 million for the nine month period ended December 31, 2005, and $5.6 million for the year ended December 31, 2004.

Plasma Center Development Agreement

        In December, 2006 we entered into a development agreement with an unaffiliated third party under which the third party will obtain independent financing to acquire and develop real estate for use as plasma collection centers. The term of the agreement is one year (subject to automatic renewal annually, unless either party provides the other with notice of termination). Under the terms of the development agreement, we pay the third party various fees for its services in identifying and then developing the sites and will then lease from this third party each of these plasma collection centers so developed under separate lease agreements for an initial-ten year period with a renewal option for an additional ten years. Simultaneously with the execution of the development agreement, we authorized the third party to purchase and develop the first site. For the year ended December 31, 2006, we incurred no fees related to the development agreement.

        Under the terms of the development agreement, we are obligated to authorize the development of a minimum of four sites per year, subject to the provision that we are not obligated to authorize the development of sites that are unsuitable for development as plasma collection centers. Subsequent to

December 31, 2006, we authorized the third party to initiate site evaluations for two locations under the terms of this agreement, which we anticipate that we will approve during the first half of 2007.

Employment Agreements

        We have entered into employment agreements with certain of our employees. These agreements generally provide, among other things, for the payment of an amount to such employees, generally ranging from 100% to 150% of the employees' annual compensation in the event that the employees' employment is terminated by us without cause, as therein defined, or by the employee for good reason, as therein defined. Unless such termination is for cause, if such termination occurs within a specified period following a change in control of the company, as therein defined, the agreements require us to vest all of the employees' stock-based compensation.

Management Agreement

        We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we are charged a management fee equal to 0.5% of net sales for advisory services related to a number of topics including strategy, acquisition, financing, and operational matters. Under the terms of the amended agreement, upon the occurrence of an initial public offering of equity interests and upon termination of the agreement, we are required to pay a fee equal to five times the management fee payable in respect of the four most recently completed fiscal quarters, plus all reasonable out-of-pocket costs and expenses incurred in connection with any such underwritten initial public offering of equity interests, which we will expense.

Letters of Credit

        We had letters of credit totaling $3.4 million outstanding at December 31, 2006. This amount was outstanding to Wachovia and JPMorgan in the amounts of $2.5 million and $0.9 million, respectively. The amount outstanding to Wachovia reduces our borrowing availability under the terms of our Revolving Loan. At December 31, 2005, we had letters of credit outstanding totaling $1.1 million. The letters of credit were used as security for utilities and insurance for both periods presented and during 2006, our letters of credit were also used as security for third party warehousing.

Purchase Commitments

        We have purchase agreements that require us to purchase minimum annual quantities of source plasma, and associated subcontracted manufacturing services, for various periods through 2016. At December 31, 2006, the related purchase commitments, generally subject to annual price negotiations, are as follows:

2007	$171,891
2008	179,496
2009	105,128
2010	112,345
2011	101,314
Thereafter	360,450

Total	$1,030,624

        At December 31, 2006, commitments for the purchase of other raw materials amount to $26.6 million for 2007 and $8.3 million for each of the years 2008 through 2011.

        We have committed to provide future financing to one of our unaffiliated third party plasma suppliers for their use in the development of additional plasma collection centers which will be used to source additional plasma for us. Under the terms of the agreement, we have committed aggregate financings up to $3.0 million. At December 31, 2006, no amounts have been advanced under the terms of this agreement.

        On October 16, 2006, we provided $3.0 million of financing to one of our unaffiliated third party plasma suppliers for their use in the relocation and development of certain plasma collection centers which will be used to source additional plasma for us. We have recorded this amount within other long-term assets on the accompanying Consolidated Balance Sheets at December 31, 2006. Under the terms of the related Secured Promissory Note, any outstanding amounts accrue interest at a rate equal to the 3-month LIBOR Rate plus 325 basis points, adjusted quarterly, and any remaining principal amounts are due in full on October 16, 2011. In accordance with the terms of the Amended and Restated Plasma Sale/Purchase Agreement with this supplier, we had the option to convert the repayment of the loan into the right to purchase certain plasma collection centers at our discretion, before January 31, 2007. Our option expired on January 31, 2007. We continue to evaluate various strategic alternatives with this supplier.

        An inability of any of our suppliers to satisfy their obligations in a timely manner may cause a disruption in our plasma supply, which could materially adversely affect our business.

        At December 31, 2006, commitments for capital expenditures to be made in 2007 total $12.6 million.

Customer Commitments

        We have supply agreements with some of our customers that purchase through group purchasing organizations which require us to provide certain minimum quantities of our products for various periods. We anticipate being able to fill these supply commitments for the foreseeable future.

        We have contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec. Our contracts with these operators are renewable every 3-5 years following a competitive bidding process. We are currently in the bidding process on these contracts, which would be awarded in 2007 and effective on April 1, 2008.

Litigation

        On October 21, 2005, we initiated legal action in Circuit Court in St. Louis County, Missouri against Express Scripts, Inc. and its subsidiary, Express Scripts Specialty Distribution Services, Inc. (collectively, "ESI"). The suit involved the efforts of ESI to solicit our patients receiving Prolastin through the Talecris Direct program to switch to a competitive product.

        During 2006 the parties agreed to fully compromise and settle any and all claims, controversies, and/or other disputes they have in connection with, or arising out of, the lawsuits. The Confidential Settlement Agreement and Release of Claims (the "Settlement Agreement") was made effective as of September 1, 2006. The impact of the settlement of this litigation did not result in a material impact to our consolidated financial statements.

        Bayer is involved in various product liability claims and other legal matters arising prior to our formation which have been recorded in Predecessor periods. Bayer believes that it has meritorious defenses relating to these claims and intends to defend itself vigorously. In connection with our formation transaction, Bayer retained all responsibility for product liability and other legal matters relating to products released prior to March 31, 2005. As Successor, we have no obligations and have recognized no liabilities or costs associated with these legal proceedings in our financial statements for periods subsequent to our formation on March 31, 2005.

Transformational Activities

        As discussed in Note 5, "Transition Services Agreements," upon our formation, we entered into a number of transition services agreements with Bayer to provide operational, information technology, and distribution services for various periods. We have terminated most of these services from Bayer as a result of the development of internal capabilities to provide these services ourselves, or in certain cases, to contract with third parties for these services. Although we have experienced significant operational and capital spending costs related to the development and operation of an infrastructure to assume these functions, we believe that such spending will be significantly curtailed in the future. Under the terms of our remaining distribution agreements with Bayer, Bayer has the right to require us to repurchase inventories that meet certain conditions upon termination of the agreements. At December 31, 2006, the sales value of inventories on hand at Bayer distribution locations was $31.6 million.

Environmental Matters

        Our operations are subject to extensive and evolving federal, state, and local environmental laws and regulations. Compliance with such laws and regulations can be costly. Additionally, governmental authorities may enforce the laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties and remediation requirements. It is possible that new information or future developments could require us to reassess our potential exposure related to environmental matters. We may incur significant costs and liabilities in order to comply with existing environmental laws and regulations. It is also possible that other developments, such as increasingly strict environmental laws and regulations and claims for damages to property, employees, other persons and the environment resulting from current or past operations, could result in substantial costs and liabilities in the future as this information becomes available, or other relevant developments occur. We establish accrued liabilities or adjust previously accrued amounts accordingly. While there are still uncertainties relating to the ultimate costs we may incur, based upon our evaluation and experience to date, we believe that compliance with all applicable laws and regulations will not have a material adverse impact on our financial position, operating results, or cash flows. At December 31, 2006 and 2005, no amounts have been accrued as we are not currently aware of any probable liabilities.

Other

        All pharmaceutical companies, including us, are subject to periodic inspections by the FDA and other regulatory authorities of our manufacturing and plasma collection facilities, procedures and processes. If, in the course of an inspection, FDA notes conditions it believes are objectionable with respect to cGMP or other applicable regulations, we must implement effective corrective actions or face regulatory or enforcement sanctions.

14.    Related Party Transactions

        Our combined financial statements, as Predecessor, include significant transactions with Bayer affiliated entities involving supporting functions and services, such as information systems, accounting and finance, sales and marketing, packaging and testing, purchasing, research and development, and legal services. The cost for such services were charged to us based on a determination of the service provided primarily using activity-based allocation methods. As Predecessor, Bayer also provided us with manufacturing services and we supplied Bayer with a plasma-derived product (PPF powder) for their use in a product manufactured by them. Additional information regarding our Predecessor related party transactions is included in Note 5, "Transition Services Agreements."

        As discussed in Note 3, "Formational Transactions," we issued 1,000,000 shares of common stock to Bayer as partial consideration for the acquisition of the Bayer Plasma net assets. We repurchased the common stock from Bayer on September 15, 2006 and the embedded put/call feature associated with the common stock was cancelled. As a result of the retirement of Bayer's ownership interest in us on September 15, 2006, we do not consider Bayer to be a related party at December 31, 2006. Due to the significance of transactions with Bayer during 2006 and in the context of this Note, we have presented the significant transactions and balances for both periods.

        Our consolidated financial statements include significant transactions with Bayer for the year ended December 31, 2006 and for the nine months ended December 31, 2005 involving supporting functions and services under the terms of the MSA, ITSA, and various supply and distribution agreements. As indicated in Note 5, "Transition Services Agreements," we have terminated most of the services under these transition services agreements. Throughout the periods covered by these consolidated financial statements, the revenues and expenses for these services have been recorded based upon contract amounts. We believe that all transactions with Bayer during the periods presented reflect a market rate. While we are working to terminate the majority of the remaining transition services agreements with Bayer during 2007, some distribution agreements in certain countries, as well as some manufacturing and supply agreements, may be extended to 2008 and beyond.

        We are charged a management fee from Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures equal to 0.5% of net sales. Under the terms of the Management Agreement, as amended, services are to be provided for advising and assisting on a number of topics including strategy, acquisitions, financing and operational matters. Payments are made quarterly.

        We have an equity investment in Centric, an affiliated company. Centric provides assistance in the management of our Talecris Direct program. In this capacity, Centric provides warehousing, order fulfillment, distribution, home infusion, and customer relationship services for us primarily related to our U.S. sales of Prolastin. We provide Centric with a fee for each unit of product provided to Prolastin patients which escalates with volume. See Note 9, "Investment in Affiliate."

        Related party transactions for the year ended December 31, 2006 are summarized as follows:

Related Party	Activity/ Transactions	Net Revenue	Expense	Other	Receivable/(Payable) at December 31, 2006
Bayer	Service agreements	$1,242	$23,525	—	$4/$(6,044)
Bayer	Supply agreements	$40,628	—	$14,435	$4,336/$(4,379)
Bayer	Distribution agreements	$103,952	—	—	$6,130/$(6,553)
Bayer	Inventory repurchases	—	—	$21,902	$(15,756)
Centric	Product distribution and other services	—	$12,967	—	$(1,207)
Cerberus/Ampersand	Management fees	—	$5,644	—	$(1,374)
Cerberus/ Ampersand	Debt prepayment penalty	—	$1,111	—	—
Cerberus	Operational support	—	$640	$138	$(230)

        Related party transactions for the nine months ended December 31, 2005 are summarized as follows:

Related Party	Activity/ Transactions	Net Revenue	Expense	Other	Receivable/(Payable) at December 31, 2005
Cerberus/Ampersand	Formational transaction fees	—	—	$4,400	—
Bayer	Service agreements	$7,066	$12,308	—	$780/$(3,267)
Bayer	Supply agreements	$35,847	—	$14,423	$8,684/$(1,417)
Bayer	Distribution agreements	$175,690	—	—	$26,102/$(3,431)
Centric	Product distribution and related services	—	$2,022	—	$(1,321)
Cerberus/Ampersand	Management fees	—	$3,351	—	$(935)
Cerberus	Operational support	—	$1,194	—	$(200)

15.    Redeemable Series A and B Senior Convertible Preferred Stock

        As discussed in Note 3, "Formational Transactions," we issued 100,000 shares of Series A Preferred Stock as part of the consideration to obtain the funds to purchase the Bayer Plasma net assets. The fair value of the Series A Preferred Stock was determined to be $7.1 million at March 31, 2005 (face value of $10.0 million). The $2.9 million differential between the fair value and face value of the Series A Preferred Stock was recorded as additional paid-in capital. Each share of Series A Preferred Stock is convertible into nine shares of our common stock. The fair value of our common stock was determined to be $10.80 per share at March 31, 2005. Consequently, the fair value of the Series A Preferred Stock reflected a beneficial conversion feature in relation to the fair value of the common stock of $2.6 million which was reflected as an increase to additional paid-in capital and as a reduction of net income attributable to the common stockholders for the nine months ended December 31, 2005.

        In connection with our December 6, 2006 recapitalization transaction as discussed in Note 11, "Credit Agreements and Long-Term Debt," the outstanding principal amount of $90.0 million related to our 14% Junior Secured Convertible Notes issued to Talecris Holdings, LLC was converted into 900,000 shares of Series A Preferred Stock at the election of the holder and we paid accrued interest on the 14% Junior Secured Convertible Notes totaling $23.4 million.

        The Series A Preferred Stock is entitled to cumulative dividends at a rate of 10% per annum, compounded quarterly, based on the liquidation preference of $100.00 per share. The dividends will be payable in cash only upon the earlier of our liquidation or a conversion of the Series A Preferred Stock to common stock. In the event of liquidation, the Series A Preferred Stock will be entitled to a liquidation preference, plus accrued dividends, but will be subordinated to all debt and equity, except for the common stock. Each share of Series A Preferred Stock will be convertible at the election of the holder into nine shares of our common stock. Holders of the Series A Preferred Stock are entitled to ten votes per share of the as-converted common stock.

        As discussed in Note 3, we issued 192,310 shares of Series B Senior Convertible Preferred Stock ("Series B Preferred Stock") to Ampersand as partial consideration for the acquisition of the Precision shares. The fair value of the Series B Preferred Stock was determined to be $13.6 million at March 31, 2005 (face value of $11.0 million). Each share of Series B Preferred Stock is convertible into nine shares of our common stock. The fair value of our common stock was determined to be $10.80 per share at March 31, 2005. Consequently, the fair value of the Series B Preferred Stock reflected a beneficial conversion feature in relation to the fair value of the common stock of $5.1 million which was reflected as an increase to additional paid-in capital and as a reduction of net income attributable to the common stockholders for the nine months ended December 31, 2005. The rights and privileges of the Series B Preferred Stock are the same as the Series A Preferred Stock as discussed in the previous paragraph.

        Both the Series A and B Preferred Stock are subject to redemption under certain "deemed liquidation" events, as defined. Consequently, they are reflected outside of permanent equity in the accompanying Consolidated Balance Sheets at December 31, 2006 and 2005.

        Earned but undeclared dividends related to the Series A and B Preferred Stock totaled $6.1 million and $2.2 million at December 31, 2006 and 2005, respectively.

16.    Stockholders' (Deficit) Equity

Common Stock Issued to Bayer

        As discussed in Note 3, "Formational Transactions," we issued 1,000,000 shares of our common stock to Bayer as partial consideration for the acquisition of the Bayer Plasma net assets. The common stock issued to Bayer included an embedded put/call feature under which Bayer was entitled to exercise the put after March 31, 2010 or we were entitled to call the common stock beginning April 1, 2007, subject to certain other defined events. The put rights permitted Bayer the right to earn a minimum return of 6%, compounded annually, on a $15.0 million stated value. The call rights entitled us to call the Bayer common stock after March 31, 2007 based on a formula determined price. The fair value of the Bayer common stock with the put/call feature was estimated at $10.8 million at March 31, 2005. We were accreting the fair value of the obligation under the common stock put/call option at an effective interest rate of 13.13% to its redemption amount of $15.0 million stated value plus 6% interest, compounded annually, over the five year period until the put could be exercised by Bayer. We recognized accretion totaling $1.1 million for both the year ended December 31, 2006 and the nine months ended December 31, 2005 which was charged directly to retained earnings (accumulated deficit).

        On September 15, 2006, we repurchased the 1,000,000 shares of common stock from Bayer for a cash purchase price of $23.5 million. The carrying amount of the obligation under the common stock put/call option was approximately $12.9 million on September 15, 2006. The excess of the repurchase price over the carrying amount of the instrument, totaling $10.6 million, was charged directly to retained earnings (accumulated deficit). As a result of the transaction, the embedded put/call feature was cancelled, and the 1,000,000 shares of common stock were retired.

Issuance of Common Stock

        On December 6, 2006, we issued 45,000 fully vested unrestricted shares of our common stock ($0.01 par value per share) to our Executive Chairman under our 2006 Restricted Stock Plan. These shares were valued at $4.0 million using a fair value of our common stock of $88.00 per share. We recognized compensation expense totaling $4.0 million associated with the issuance of these shares. The shares have not been registered under the Securities Act of 1933 and may only be sold in compliance with the Securities Act and the Company's Shareholder Agreement. We issued these unrestricted common shares to our Executive Chairman in lieu of a $4.0 million cash payment (at the Executive Chairman's election) that the Executive Chairman was entitled to receive under the restricted share and cash recognition award as discussed in Note 19, "Deferred Compensation." Under the terms of the stockholders agreement with our Executive Chairman, we have the right to repurchase, at not less than fair market value, the shares of our common stock held by our Executive Chairman in the event that his employment is terminated. In the event of death or disability, our Executive Chairman's heirs or estate have the right to sell, or "put", his shares of our common stock back to us at their fair market value. Both our redemption rights and our Executive Chairman's put rights terminate immediately prior to an initial public offering of our equity securities. We have recorded the fair value of the common shares with the embedded put/call feature outside of permanent equity on our Consolidated Balance Sheet at December 31, 2006 in the line titled, "Obligation under common stock put/call option."

Dividend Distributions to Stockholders

        On December 6, 2006, we declared and paid a cash dividend of $760.0 million on the then outstanding Series A and B Preferred Stock from the proceeds of the new debt related to our recapitalization. See Note 11, "Credit Agreements and Long-Term Debt."

        On December 30, 2005, we declared a cash dividend of $73.2 million on the then outstanding common stock issued to Bayer and the outstanding Series A and B Preferred Stock. Payments in the amounts of $23.4 million and $49.8 million were made on December 30, 2005 and January 3, 2006, respectively.

17.    Share-Based Compensation

        We have granted options, unrestricted share awards, and restricted share awards of our common stock to certain officers, employees, and members of our Board of Directors pursuant to the Talecris Biotherapeutics Holdings Corp. 2005 Stock Option and Incentive Plan ("Stock Option Plan"), as amended, and the 2006 Restricted Stock Plan. In accordance with SFAS No. 123R, we value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests. We allocate share-based compensation cost consistent with each grantee's salary. Share-based compensation cost and expense for the year ended December 31, 2006 were as follows:

	Stock Options
	Service- Based	Performance- Based	Restricted Stock	Unrestricted Stock	Total
SG&A	$663	$1,231	$390	$3,960	$6,244
R&D	68	126	45	—	239
Cost of goods sold	55	101	—	—	156

Total expense	786	1,458	435	3,960	6,639
Inventory	121	224	68	—	413

Total cost	$907	$1,682	$503	$3,960	$7,052

        In the table above, total cost of goods sold recognized during 2006 includes $0.1 million of costs that were classified as inventory at December 31, 2005.

        Share-based compensation cost and expense for the nine months ended December 31, 2005 were as follows:

	Stock Options
	Service- Based	Performance- Based	Total
SG&A	$453	$786	$1,239
R&D	31	53	84
Cost of goods sold	—	—	—

Total expense	484	839	1,323
Inventory	50	88	138

Total cost	$534	$927	$1,461

        In the table above, the share-based compensation cost of $0.1 million related to inventory was recognized as cost of goods sold during 2006.

        Share-based compensation cost for the next five years for grants made by December 31, 2006, assuming that all annual performance targets are met using the estimated fair value of our common stock at December 31, 2006 is estimated to be as follows:

	Stock Options
	Service- Based	Performance- Based	Restricted Stock	Total
2007	$1,077	$8,375	$6,038	$15,490
2008	$1,077	$10,553	$6,038	$17,668
2009	$1,077	$10,553	$6,038	$17,668
2010	$269	$2,639	$1,510	$4,418
2011	—	—	—	—

        The amount of share-based compensation expense that will ultimately be recorded could change in the future as a result of additional grants, changes in the fair value of shares for performance-based options, and other actions by our Board of Directors.

Stock Options

        We have a Stock Option Plan, as amended, which allows us to grant nonqualified stock options to members of our Board of Directors, officers, and other employees of the Company or of related entities and consultants to the Company or related entities. This plan, as amended, allows for the issuance of up to 1,449,873 shares of our common stock to these eligible participants. The shares outstanding under the Stock Option Plan represent approximately 10.59% of all shares of common stock on an as-converted basis. At December 31, 2006, there were 143,070 shares available for future grants under the Stock Option Plan, as amended. The exercise price of stock options granted was determined by our Board of Directors.

        Option awards are granted with an exercise price at least equal to the market price of our common stock at the date of grant and generally vest over a period of four or five years. Our stock options have a service-based component and a performance-based component. The service-based component of the stock options vests annually in equal amounts over the vesting period. The performance-based component of the stock options vests annually upon the achievement of corporate objectives which are established annually by the Board of Directors. Stock options generally expire ten years after the date of the grant, or earlier if an option holder ceases to be employed by the Company.

        The following is a summary of stock option activity under the 2005 Stock Option Plan, as amended:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at inception	—	$—
Granted	1,219,756	$11.11

December 31, 2005 options outstanding	1,219,756	$11.11
Granted	181,021	$88.00
Forefeited	93,974	$11.11

December 31, 2006 options outstanding	1,306,803	$21.76	8.97

December 31, 2006 options exercisable	272,587	$11.11	8.83

        At December 31, 2005, options with a weighted average exercise price of $11.11 were exercisable on 105,440 shares. The weighted average grant date fair value of stock options granted during the year ended December 31, 2006 and the nine months ended December 31, 2005 was $46.42 and $5.36 per share, respectively. At December 31, 2006, total remaining unrecognized compensation cost related to unvested stock options was $35.6 million, which is expected to be recognized over a weighted average period of 3.25 years. The amount of share-based compensation expense that we will ultimately be required to record could change in the future as a result of additional grants, changes in the fair value of shares for performance-based options, and other actions by our Board of Directors.

2006 Restricted Stock Plan

        Our Board of Directors approved the 2006 Restricted Stock Plan on December 6, 2006, in order to provide incentives and awards to select employees, senior executives and members of our Board of Directors. This plan permits the granting of restricted shares, restricted share units, and unrestricted shares (collectively, "Awards") of our common stock. Subject to the provisions of the plan, the maximum number of common shares that we may issue for all Awards is 400,000 shares ($0.01 par value per share). Restricted Awards vest on terms determined by the Board of Directors or its Compensation Committee at the time of grant. On December 6, 2006, the Company awarded 45,000 unrestricted shares and 258,345 restricted shares under this plan. All of the restricted shares currently outstanding vest annually over a four year period from the date of grant or earlier upon the event of a change in control, as defined. Any restricted Awards that have not vested at the time of termination of service to the Company are forfeited. The restricted Awards are considered issued and outstanding and have full voting rights and any dividends paid with respect to the restricted Awards will be accrued for the benefit of the person receiving the Award and will vest at the same time as the underlying Award. The Awards under the 2006 Restricted Stock Plan represented approximately 2.46% of all shares of common stock on an as-converted basis. At December 31, 2006, there were 96,651 Awards available for future grants under the 2006 Restricted Stock Plan. We have the right to repurchase, at not less than fair value, shares of common stock issued pursuant to the 2006 Restricted Stock Plan, in certain circumstances. In the event of a participant's termination of continuous service due to death or disability, the participant (or designated beneficiary or estate) has the right for 90 days thereafter to sell, or "put," shares of our common stock back to us at their fair market value. Both our redemption rights and the participants' put rights terminate immediately prior to an initial public offering of our equity securities. We have recorded the fair value of the common shares with the embedded put/call feature outside of permanent equity on our Consolidated Balance Sheet at December 31, 2006 in the line titled, "Obligation under common stock put/call option."

        The following is a summary of share activity under the 2006 Restricted Stock Plan:

	Shares	Weighted Average Grant Date Fair Value
December 6, 2006 (inception of plan) shares outstanding	—	—
Granted	303,349	$88.00
Vested	(45,000)	$88.00

December 31, 2006 unvested shares outstanding	258,349	$88.00

        Shares granted under the Restricted Stock Plan during the year ended December 31, 2006 had an aggregate fair value of $26.7 million, based upon a fair value of $88.00 per common share of common stock. At the grant date, 45,000 shares were immediately vested and as a result, we recognized $4.0 million of compensation expense as further discussed in Note 16, "Stockholders' (Deficit) Equity". At December 31, 2006, there was $19.6 million of unamortized share-based compensation cost associated with the outstanding restricted shares. That cost is expected to be recognized over a remaining weighted average amortization period of 3.25 years.

18.    Earnings Per Share

        The following table illustrates the calculation of our basic earnings per common share outstanding for the periods presented:

	Predecessor		Successor
	Year Ended December 31, 2004	Period from January 1, 2005 to March 31, 2005	Period from April 1, 2005 to December 31, 2005	Year Ended December 31, 2006
Income (loss) before extraordinary items	$5,300	$(11,600)	$(42,765)	$84,391
Less:
Dividends paid to preferred stockholders	—	—	(66,960)	(760,000)
Series A preferred stock undeclared dividends	—	—	(769)	(1,729)
Series B preferred stock undeclared dividends	—	—	(1,479)	(2,150)
Amortization of beneficial conversion feature	—	—	(7,713)	—
Accretion of common stock put/call option	—	—	(1,064)	(1,105)

Income (loss) available to common stockholders before extraordinary items	5,300	(11,600)	(120,750)	(680,593)
Extraordinary items	—	—	265,503	2,994

Net income (loss) available to common stockholders	$5,300	$(11,600)	$144,753	$(677,599)

Weighted average common shares outstanding	1,000,000	1,000,000	1,000,000	709,932

Basic income (loss) per common share available to common stockholders:
Income (loss) before extraordinary items	$5.30	$(11.60)	$(120.75)	$(958.67)
Extraordinary items	—	—	265.50	4.22

Net income (loss)	$5.30	$(11.60)	$144.75	$(954.45)

Pro forma income per common share before extraordinary items (unaudited):
Numerator:
Income before extraordinary items	$84,391

Denominator:
Shares used above	709,932
Pro forma adjustments to reflect assumed weighted average effect of conversion of preferred stock	3,123,941

Denominator for pro forma basic income per common share before extraordinary items	3,833,873

Pro forma basic income per common share before extraordinary items	$22.01

        The following table illustrates the calculation of our diluted earnings per common share outstanding for the periods presented:

	Predecessor		Successor
	Year Ended December 31, 2004	Period from January 1, 2005 to March 31, 2005	Period from April 1, 2005 to December 31, 2005	Year Ended December 31, 2006
Income (loss) before extraordinary items	$5,300	$(11,600)	$(42,765)	$84,391
Less:
Dividends paid to preferred stockholders	—	—	(66,960)	(760,000)
Series A preferred stock undeclared dividends	—	—	(769)	(1,729)
Series B preferred stock undeclared dividends	—	—	(1,479)	(2,150)
Amortization of beneficial conversion feature	—	—	(7,713)	—
Accretion of common stock put/call option	—	—	(1,064)	(1,105)

Income (loss) available to common stockholders before extraordinary items	5,300	(11,600)	(120,750)	(680,593)
Extraordinary items	—	—	265,503	2,994

Net income (loss) available to common stockholders	$5,300	$(11,600)	$144,753	$(677,599)

Weighted average common shares outstanding	1,000,000	1,000,000	1,000,000	709,932

Diluted income (loss) per common share available to common stockholders:
Income (loss) before extraordinary items	$5.30	$(11.60)	$(120.75)	$(958.67)
Extraordinary items	—	—	265.50	4.22

Net income (loss)	$5.30	$(11.60)	$144.75	$(954.45)

Pro forma income per common share before extraordinary items (unaudited):
Numerator:
Income before extraordinary items	$84,391
Plus interest on junior secured notes	13,290

Pro forma income before extraordinary items	$97,681

Denominator:
Weighted average common shares outstanding	709,932
Plus incremental shares from assumed conversions:
Series A preferred stock	1,393,151
Series B preferred stock	1,730,790
Junior secured notes	6,990,410
Stock options and restricted shares	211,009

Weighted average common shares—diluted	11,035,292

Pro forma diluted income per common share before extraordinary items	$8.85

19.    Employee Benefit Plans

       As Predecessor, we participated in various non-contributory defined benefit plans sponsored by Bayer, covering substantially all U.S. employees that generally provide for monthly pension payments to eligible employees upon retirement. We also participated in various defined contribution retirement savings plans available to most U.S. employees and provided certain health care and life insurance benefits for most U.S. retirees. As Predecessor, we incurred costs of $3.0 million for the three months ended March 31, 2005 and $11.6 million for the year ended December 31, 2004, related to these retirement benefits.

Savings Plan and Profit Sharing Plan

        We adopted the Talecris Biotherapeutics Holdings Corp. Employee Savings Plan ("Savings Plan") on April 1, 2005. The Savings Plan qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. In connection with our overall formation activities, we also approved a plan-to-plan transfer of all balances from the Bayer Corporation Employee Savings Plan for our employees who previously participated in that plan. In connection with our acquisition of the Precision shares, we approved the plan-to-plan transfer of all balances from the Precision Pharma Services, Inc. 401K Plan to our Savings Plan on July 1, 2005. New employees are eligible for enrollment from their date of hire.

        Eligible employees may elect, upon enrollment, to contribute a portion of their wages to the Savings Plan subject to certain limitations. For the year ended December 31, 2006 and the nine month period ended December 31, 2005, we matched 100% of the first 2% of employee contributions and 50% of the next 4% of employee contributions. Our contributions and employee contributions are fully vested when contributed. Effective January 1, 2007, the Savings Plan was amended whereby we will match 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Matching contribution expenses for the Savings Plan were $4.6 million and $2.7 million for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively.

        Under the profit sharing portion of the plan, we may contribute to eligible employees' Savings Plan accounts up to 3% of their salary. The percentage amount is based upon attainment of certain financial targets as established by the Board of Directors for any given period or year. The plan is discretionary with the percentage amount determined by the Board of Directors each year. Our expense for the profit sharing portion of the plan was $4.5 million and $2.7 million for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively.

Supplemental Savings Plan

        We adopted the Talecris Biotherapeutics Holdings Corp. Supplemental Savings Plan ("Supplemental Savings Plan") on April 1, 2005, and approved a plan-to-plan transfer of all balances from the Bayer Supplemental Savings Plan for our employees who previously participated in that plan. The Supplemental Savings Plan is an unfunded nonqualified deferred compensation plan in which employees at certain executive levels are eligible to defer pre-tax earnings as well as to make additional contributions, subject to certain limitations. The Company's matching contribution is similar to the Savings Plan described above and is fully vested when contributed. Matching contribution expense for both the year ended December 31, 2006 and for the nine months ended December 31, 2005 was $0.1 million.

20.    Deferred Compensation

        Effective October 1, 2006, the compensation committee of our Board of Directors approved the Special Recognition Bonus Plan ("Bonus Plan") as a vehicle for us to award certain employees, senior executives and members of the Board of Directors for the financial success of the Company from its inception through the effective date of the Bonus Plan. The Bonus Plan is an unfunded, non-qualified retirement plan as defined in the Internal Revenue Code. Under the Bonus Plan, aggregate bonus amounts totaling approximately $7.3 million are to be paid in five installments to eligible participants. The first installment under the Bonus Plan, totaling $2.5 million, was paid in October 2006, and subsequent installments of equal amounts of $1.2 million will be paid annually on March 15, 2007 through 2010. We record compensation cost over the vesting period lapses consistent with the classification of each recipient's salary. Compensation cost totaling $3.3 million was recorded during 2006, which represented the October 2006 cash payment and the vested unpaid cash amounts. At December 31, 2006, we have recorded $0.9 million within accrued expenses and other liabilities on the accompanying Consolidated Balance Sheets, representing the vested, but unpaid portion of the remaining installments. Employees eligible for awards under this Bonus Plan must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award. Vesting in the future payments will be accelerated for a "change of control," as defined, as well as for death or disability.

        On December 6, 2006, the Compensation Committee of the Board of Directors approved a restricted share and cash recognition award to certain employees, senior executives, and members of the Board of Directors for the financial success of the Company from its inception through the effective date of the award. Under the terms of the award, eligible participants were awarded cash awards aggregating $57.2 million, which is payable in four installments. The first installment of the cash award, representing $34.2 million, was paid in December 2006. The remaining $23.0 million of the cash award will be paid in equal installments on March 31, 2008 through 2010. We used part of the proceeds from our debt recapitalization for the December 2006 installment and to fully fund an irrevocable trust for our remaining obligations under this award. The assets within the trust are segregated from the assets of the Company and are protected from our creditors. Any interest income earned on trust assets accrues for the benefit of the eligible participants. The Company bears all administrative expenses for the maintenance of the trust. We record compensation cost as the vesting period lapses consistent with the classification of each recipient's salary. Compensation cost totaled $34.8 million during 2006, which represented the December cash payment and the vested unpaid cash amounts. Unamortized deferred compensation related to the assets held by the irrevocable trust award totaling $6.9 million and $15.5 million has been recorded in prepaid expenses and other and long-term other assets in the accompanying Consolidated Balance Sheet at December 31, 2006, respectively, based upon the anticipated vesting period. Employees eligible for these awards must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award. Vesting in the future payments will be accelerated for a "change of control," as defined, as well as for death or disability. Additional information regarding the recapitalization is included in Note 11, "Credit Agreements and Long-Term Debt." Additional information regarding the restricted share award is included in Note 17, "Share-Based Compensation."

21.    Segment Reporting

        As Predecessor and Successor, we operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products are derived from a single source, and result from a common manufacturing process. All products are manufactured from a single raw material source, human plasma, and are processed in whole, or in part, at our principal manufacturing facilities located in Clayton, North Carolina. Our Precision facility primarily supplies intermediate plasma fractions to our Clayton facilities. Gamunex brand IGIV and Prolastin brand A1PI constitute a majority of our net revenue.

        Although we sell our products worldwide, the majority of our sales were concentrated in the United States and Canada for the periods presented. As Successor, the majority of our international net revenue for the periods presented were generated through distribution channels provided by Bayer affiliates under the terms of various distribution agreements as further discussed in Note 5, "Transition Services Agreements." The terms of these distribution agreements generally require that we reimburse Bayer affiliates for certain SG&A expenses they incur. As Successor, we have recorded such SG&A expenses as a reduction of net revenue. As Predecessor, similar costs were appropriately recorded as SG&A.

        In the following table, we have presented our net revenue by significant category. Our Immunology product category includes products that are used to provide antibodies to patients who have a genetic or acquired inability to produce these antibodies and products that provide antibodies to counter specific antigens such as rabies. Our Pulmonology product category is currently composed of our Prolastin brand A1PI product which is used to treat patients with a genetic alpha-1 antitrypsin deficiency. Our Critical Care category includes products that are used to supplement, restore, or maintain normal plasma parameters such as volume or coagulation values.

	Predecessor		Successor
	Year Ended December 31, 2004	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005	Year Ended December 31, 2006
Net product revenue:
Immunology	$498,270	$153,677	$424,592	$710,010
Pulmonology	206,872	55,432	139,517	225,986
Critical Care	109,441	25,260	69,057	126,685
Other	31,917	11,131	21,773	51,808

Total net product revenue	846,500	245,500	654,939	1,114,489
Other revenue	—	—	13,039	14,230

Total net revenue	$846,500	$245,500	$667,978	$1,128,719

        In the following table, we have presented our net revenue by geographic region. Sales for each region are based on the geographic location of the customer. As Successor, the SG&A fees that we reimbursed to Bayer affiliates under the terms of distribution agreements in Europe, Canada, and other non-U.S. countries totaled $17.0 million and $16.9 million for the year ended December 31, 2006 and for the nine months ended December 31, 2005, respectively, and are reflected as a reduction of net revenue for these geographic regions. These SG&A reimbursements are included in "Other" net product revenue for the Successor periods shown above as such reimbursements are not directly attributable to specific products.

	Predecessor		Successor
	Year Ended December 31, 2004	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005	Year Ended December 31, 2006
United States	$514,627	$159,222	$518,498	$770,270
Canada	137,737	40,191	72,422	158,910
Europe	90,489	25,188	14,962	98,901
Other	103,647	20,899	62,096	100,638

Total net revenue	$846,500	245,500	$667,978	$1,128,719

        We did not maintain significant long-lived assets outside of the United States at December 31, 2006 and 2005.

22.    Subsequent Events

        Subsequent to December 31, 2006, on February 14, 2007, we executed six variable-to-fixed interest rate swap contracts with an aggregate notional principal amount of $700.0 million and two interest rate cap contracts with an aggregate notional principal amount of $175.0 million. The counterparty to both the interest rate swap and cap contracts is Morgan Stanley Capital Services, Inc. The swap and cap contracts are designated as cash flow hedges under SFAS No. 133. Additional information regarding these swap and cap contracts is included in Note 11, "Credit Agreements and Long-Term Debt."

        Subsequent to December 31, 2006, in March 2007, we reached an agreement with Bayer under which we recovered $9.0 million related to a pre-acquisition production issue as more fully discussed in Note 3, "Formational Transactions."

23.    Cash Flow Supplemental Disclosures

Supplemental disclosures of cash flow information

        Cash paid for:

	Predecessor		Successor
	Year Ended December 31, 2004	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005	Year Ended December 31, 2006
Interest	—	—	$10,887	$50,751
Income taxes	—	—	$24,675	$7,257

        Changes in operating assets and liabilities, excluding the effects of business acquisitions:

	Predecessor		Successor
	Year Ended December 31, 2004	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005	Year Ended December 31, 2006
Changes in:
Accounts receivable	$(40,600)	$8,100	$(116,248)	$(1,688)
Inventories	(44,600)	60,300	106,119	5,151
Prepaid expenses and other assets	15,000	1,100	(24,089)	(17,569)
Deferred income taxes	400	200	(9,578)	(15,167)
Accounts payable	(18,400)	5,300	17,797	5,897
Accrued expenses and other liabilities	5,100	(36,500)	74,483	64,414
Deferred margin	—	—	28,233	(18,764)

Total	$(83,100)	$38,500	$76,717	$22,274

Supplemental schedule of non-cash investing and financing activities

For the Year Ended December 31, 2006

        Accretion associated with the common stock with an embedded put/call feature that we issued to Bayer in connection with our overall formation activities on March 31, 2005 amounted to $1.1 million for the year ended December 31, 2006 and was charged directly to (accumulated deficit) retained earnings. We repurchased and retired the common stock from Bayer on September 15, 2006 and the embedded put/call feature was cancelled. Additional information regarding the common stock with an embedded put/call feature is included in Note 3, "Formational Transactions," and Note 16, "Stockholders' (Deficit) Equity."

        On December 6, 2006, we issued 45,000 shares of our common stock, valued at $88.00 per share by the Board of Directors, in lieu of a cash bonus, which has been recorded on our Consolidated Balance Sheet at December 31, 2006 in the line titled "Obligation under common stock put/call option". The aggregate grant date fair value of $4.0 million has been recorded as compensation expense for the year ended December 31, 2006. Additional information regarding the common stock issuance is included in Note 16, "Stockholders' (Deficit) Equity."

        In connection with our December 6, 2006 debt recapitalization, the then outstanding 14% Junior Secured Convertible Notes that we issued to Talecris Holdings LLC were converted into 900,000 shares of Series A Preferred Stock. Additional information regarding our debt recapitalization and the conversion of the 14% Junior Secured Convertible Notes is included in Note 11, "Credit Agreements and Long-Term Debt," and Note 15, "Redeemable Series A and B Senior Convertible Preferred Stock," respectively.

For the Nine Months Ended December 31, 2005

        On March 31, 2005, Talecris acquired certain assets and liabilities of Bayer Plasma from Bayer. The purchase price included cash consideration, the issuance of 1,000,000 shares of common stock that had an embedded put/call feature, and one share of Junior Preferred Stock. Additional information regarding this transaction is included in Note 3, "Formational Transactions."

        The fair value of the common stock issued to Bayer, which included an embedded put/call feature, was $10.8 million and was being accreted at an effective interest rate of 13.13% to its redemption amount of $15.0 million stated value plus 6% interest, compounded quarterly, over the five year period until the put could be exercised by Bayer. Accretion for the nine months ended December 31, 2005 was $1.1 million and was charged directly to (accumulated deficit) retained earnings. The common stock was repurchased and retired on September 15, 2006 and the embedded put/call feature was cancelled. Additional information regarding the common stock with an embedded put/call feature is included in Note 3, "Formational Transactions," and Note 16, "Stockholders' (Deficit) Equity."

        We issued 100,000 shares of Series A Preferred Stock in exchange for $10.0 million in cash, a portion of the funding to acquire the net assets of Bayer Plasma. The fair value of the Series A Preferred Stock was determined to be $7.1 million. The $2.9 million differential between the fair value and the face value was recorded as additional paid-in capital. We also recognized a beneficial conversion charge in the amount of $2.6 million related to the Series A Preferred Stock. Additional information regarding the Series A Preferred Stock that we issued in connection with our overall formation transaction is included in Note 3, "Formational Transactions," and Note 15, "Redeemable Series A and B Senior Convertible Preferred Stock."

        On April 12, 2005, we acquired 100% of the common stock of Precision in exchange for 192,310 shares of Series B Preferred Stock with a fair value of $13.6 million and the issuance of $2.8 million of 14% Junior Secured Convertible Notes. We recognized a beneficial conversion charge of $5.1 million related to the Series B Preferred Stock. Additional information regarding the acquisition of Precision and the Series B Preferred Stock is included in Note 3, "Formational Transactions," and Note 15, "Redeemable Series A and B Senior Convertible Preferred Stock."

        On December 30, 2005, our Board of Directors declared a cash dividend in the amount of $73.2 million. A total of $23.4 million was paid on December 31, 2005 and the balance of $49.8 million was paid in January 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members of International BioResources, L.L.C.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of members' deficit and of cash flows present fairly, in all material respects, the financial position of International BioResources, L.L.C. and its subsidiaries at November 18, 2006 and the results of their operations and their cash flows for the period from January 1, 2006 to November 18, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As further discussed in note 10, Members' deficit as of January 1, 2006, has been restated to correct an error regarding goodwill.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Raleigh, North Carolina
July 25, 2007

International BioResources, L.L.C and Subsidiaries

Consolidated Balance Sheet

November 18, 2006

Assets
Current assets:
Cash and cash equivalents	$1,756,278
Accounts receivable, net	11,572,986
Inventories	22,942,194
Prepaid expenses and other	1,618,345

Total current assets	37,889,803
Property and equipment, net	15,539,545
Goodwill	6,846,199
Other	538,086

Total assets	$60,813,633

Liabilities and Members' Deficit
Current liabilities:
Revolving loan	$14,799,882
Current portion of long-term debt and notes payable	14,152,680
Current portion of related party debt	1,553,529
Cash overdraft	463,983
Accounts payable	3,573,203
Accrued expenses and other liabilities	5,101,387
Accrued payroll, taxes, and benefits	1,150,575
Accrued interest	1,563,970
Deferred revenue	12,943,278
Litigation settlement, current	5,500,000

Total current liabilities	60,802,487
Litigation settlement, long-term	5,000,000
Long-term debt and notes payable	15,605,871
Long-term debt-related party	257,598

Total liabilities	81,665,956
Redeemable Class B Units	8,700,000
Members' deficit	(29,552,323)

Total liabilities and members' deficit	$60,813,633

The accompanying notes are an integral part of the consolidated financial statements.

International BioResources, L.L.C. and Subsidiaries

Consolidated Statement of Operations

For the Period From January 1 through November 18, 2006

Revenues	$73,043,732
Cost of goods sold	68,008,781

Gross profit	5,034,951
Selling, general, and administrative expenses	9,880,606
Litigation settlement expense	10,500,000

Operating loss	(15,345,655)

Other expenses:
Interest expense-net	3,862,231
Other expense-net	19,826

Total other expenses	3,882,057

Net loss	$(19,227,712)

The accompanying notes are an integral part of the consolidated financial statements.

International BioResources, L.L.C. and Subsidiaries

Consolidated Statement of Members' Deficit

For the Period from January 1 through November 18, 2006

	Class A Units	Accumulated Deficit	Total Members' Equity (Deficit)
January 1, 2006, as previously reported	$2,480,675	$(12,670,859)	$(10,190,184)
Adjustment (note 10)	—	1,165,573	1,165,573

January 1, 2006, as restated	2,480,675	(11,505,286)	(9,024,611)
Accretion of Class B Units to redemption value	—	(1,300,000)	(1,300,000)
Net loss	—	(19,227,712)	(19,227,712)

November 18, 2006	$2,480,675	$(32,032,998)	$(29,552,323)

The accompanying notes are an integral part of the consolidated financial statements.

International BioResources, L.L.C and Subsidiaries

Consolidated Statement of Cash Flows

For the Period From January 1 through November 18, 2006

Cash flows from operating activities:
Net loss	$(19,227,712)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	1,659,432
Amortization of debt issue costs	136,882
Changes in assets and liabilities:
Accounts receivable	(5,731,283)
Inventories	(12,950,805)
Prepaid expenses and other current assets	(245,516)
Other assets	(109,156)
Accounts payable	(2,000,755)
Accrued expenses and other liabilities	3,746,121
Accrued payroll, taxes, and benefits	445,408
Accrued interest	1,124,665
Litigation settlement	10,500,000
Deferred revenue	9,602,259

Net cash used in operating activities	(13,050,460)
Cash flows from investing activities:
Proceeds from sale of property and equipment	149,828
Purchase of property and equipment	(7,522,521)

Net cash used in investing activities	(7,372,693)
Cash flows from financing activities:
Net borrowings under revolving loan	8,477,026
Proceeds from long-term debt and notes payable	12,280,657
Payments on related party debt	(53,529)
Cash overdraft	107,622

Net cash provided by financing activities	20,811,776

Net increase in cash and cash equivalents	388,623
Cash and cash equivalents-beginning of period	1,367,655

Cash and cash equivalents-end of period	$1,756,278

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$3,366,095

Supplemental disclosure of non-cash financing activity:
Accretion of Class B Units to redemption value	$1,300,000

The accompanying notes are an integral part of the consolidated financial statements.

International BioResources, L.L.C. and Subsidiaries

Notes to Consolidated Financial Statements

November 18, 2006

1.    Summary of Significant Accounting Policies and Practices

        Description of Business—International BioResources, L.L.C. and Subsidiaries (the "Company") was incorporated in February 2001. The Company provides source plasma under contract to pharmaceutical companies. The Company operates in the United States of America.

        Principles of Consolidation—The consolidated financial statements include the financial statements of International BioResources, L.L.C. and its wholly owned subsidiaries, IBR-BYR, L.L.C. and IBR Plasmacenters, L.L.C. All significant intercompany balances and transactions have been eliminated in consolidation. As disclosed in footnote 9, the Company sold substantially all its assets and paid its debt. These predecessor financial statements are presented for purposes of SEC Rule 3-05 for significant acquisitions.

        Cash Equivalents—For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

        Inventories—Inventories are stated at the lower of cost or market. Cost is determined using the average cost method. Provisions are recorded to reduce inventories to their net realizable value.

        Property and Equipment—Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset.

        Intangible Assets—Intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets.

        Intangible assets represent goodwill that was acquired with the purchase of certain plasma center assets and has an indefinite useful life.

        Other Assets—Included in other assets are debt issuance costs which are amortized over the life of the related debt. Accumulated amortization totaled $282,556 at November 18, 2006.

        Deferred Revenue—Deferred revenue represents a liability for source plasma collected that has been prepaid by customers. The Company records deferred revenue at the time of the production and billing to customers and recognizes revenue when the source plasma is shipped.

        Income Taxes—The Company is organized as a limited liability company and has elected to be taxed as a partnership. No provision is made for income taxes because the liability is that of the member and not the Company.

        Revenue Recognition—Revenues from product sales and the related cost of goods sold are generally recognized when title and risk of loss are transferred to customers, collection is reasonably assured, and we have no further performance obligations.

        Use of Estimates—Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

        Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of—The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

2.    Property and Equipment

        The following is a summary at November 18, 2006, of property and equipment:

	Useful Life (Years)
Equipment	5	$5,472,752
Furniture, fixtures, and other	3-5	793,931
Leasehold improvements	15	14,066,191

		20,332,874
Less accumulated depreciation and amortization		(4,793,329)

Total property and equipment, net		$15,539,545

        Depreciation and amortization expense amounted to $1,659,432 for the period ended November 18, 2006.

3.    Long-Term Debt and Notes Payable

        Long-term debt and notes payable at November 18, 2006 consisted of the following:

Note payable to bank,	$725,065
Note payable under $4,500,000 equipment financing agreement	1,831,598
Note payable to former member in varying yearly installments, bearing interest at 5% through April 8, 2014	311,127
Note payable due in varying yearly installments, bearing interest at Prime Rate plus 5% through September 13, 2008 (12.50% at November 18, 2006)	7,268,200
Note payable due in monthly principal installments of $175,000 bearing interest at Prime Rate plus 2.5% through May 9, 2009 (10.75% at November 18, 2006)	9,763,158
Note payable under $5,000,000 financing agreement with a customer due within five years of licensure of related donor center, bearing interest at the twelve month LIBOR plus 2% (7.35% at November 18, 2006)	1,264,785
Notes payable due in varying monthly installments through May 2, 2007, bearing interest at 8.25%	311,547
Notes payable due in varying monthly installments through September 30, 2007, bearing interest at 9%	2,094,198
Notes payable due customer, bearing interest at 12%	6,500,000
Notes payable under agreements with related parties bearing interest at 12%	1,500,000

Total long-term debt and notes payable	31,569,678
Less current portion	(15,706,209)

Long-term debt and notes payable, excluding current portion	$15,863,469

        Maturities of long-term debt at November 18, 2006, and for each of the twelve month periods ended November 18, are as follows:

2007	$15,706,209
2008	5,549,478
2009	8,871,107
2010	39,750
2011	39,750
2012 and thereafter	1,363,384

Total	$31,569,678

  Revolving Credit and Term Loan Agreement

        As amended through May 9, 2006, the Company has a revolving credit agreement with a commercial lending institution, which expires May 9, 2009. This amended agreement provides for a $10,500,000 secured term note with the same commercial lending institution at the Prime Rate plus 2.5%. The term note has amended monthly principal installments of $175,000 through April 30, 2009, and the remaining balance is due on May 9, 2009. The Company may continue to borrow up to $15 million in revolving advances with this lending institution. The revolving advances, term note and any accrued but unpaid interest are due on May 9, 2009. The Company has provided the lender with a security interest in all accounts receivable and inventory other than accounts receivable and inventory secured by the customer financing noted below with a November 18, 2006 principal balance of $1,264,785. At November 18, 2006, the term note portion outstanding was $9,763,158 and the revolving credit advance portion was $14,799,882. The Company's long-term debt contains certain restrictive covenants. At November 18, 2006, the Company was in violation of certain of these covenants and obtained a waiver of the violations.

        Consistent with guidance in the Financial Accounting Standards Board Emerging Issues Task Force Consensus 95-22, Balance Sheet Classification of Borrowings Outstanding Under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and Lock-Box Agreement, the Company has classified its revolving credit facility balance outstanding at November 18, 2006 of $14,799,882 as a current liability. The classification of the revolving credit facility as a current liability is the result of the combination of subjective acceleration language, including a typical material adverse effect clause, in the loan agreement and the existence of a mandatory lock-box agreement. In addition, due to the inclusion of the subjective language, the Company is prohibited from reclassifying the outstanding borrowing under revolving advances as long-term under SFAS No. 6, Classification of Short-Term Obligations Expected to Be Refinanced.

  Other Long-term Agreements

        On October 31, 2003, the Company entered into a four year loan agreement with a bank in the amount $2,253,800 of which $725,065 remains outstanding at November 18, 2006. Interest accrues at 6.75% per year. The loan agreement has monthly installments of interest and principal in the amount of $56,923 through November 27, 2007.

        On October 3, 2005, the Company amended its supply agreement with a vendor to allow the Company to defer portions of payment obligations provided the Company meets certain minimum purchase requirements and vendor payment terms from October 2005 through June 2006. Repayment of the obligations begins October 1, 2006 and continues monthly for 10 months. As of November 18, 2006, the outstanding amount borrowed (including imputed interest) was $2,094,198 all of which is classified as current on the financial statements contained herein.

        On September 15, 2005, the Company amended an agreement with a third party originally dated July 12, 2003 and several subsequent amendments prior to the September 15, 2005 amendment. The amendment reflected, among other things, the principal amount of the note to be $8,768,200. There are quarterly interest payments at Prime Rate plus varying percentages depending on the year. Principal payments of $500,000 are to be made quarterly. The balance outstanding at November 18, 2006 was $7,268,200. The remaining balance is due at September 13, 2008.

  Equipment Purchasing Agreement

        The Company entered into a Master Security Agreement, dated May 9, 2006, to finance equipment purchases with a commercial lending institution, which allows for financing up to $4,500,000. The interest rate is 9.96% per annum, which is adjustable by the commercial lending institution based on the changes in the three Year Treasury Constant Maturities rate. The balance outstanding under the agreement at

November 18, 2006 was $1,831,598. The outstanding balance is collateralized by the related equipment. Monthly payments of approximately $66,500 are to be made to repay the loan, through May, 2009.

  Member Financing Agreements

        During 2005 and 2006, the Company entered into several financing agreements with its members. At November 18, 2006 the balance on these agreements totaled $1,500,000. According to the terms of the member financing agreements, the balance is due on demand. As a part of the above referenced $15 million three-year loan and security agreement stipulated, the member financing agreements could be paid up to the amount of fully subordinated debt required by the members of $1 million. As such, with the exception of a single allowable distribution of $500,000 plus interest to a member, the member financing agreements will not be satisfied until the revolving line of credit is satisfied.

        The Company has executed a membership equity interest buyout of a former member. The agreement was effective April 8, 2005 for an amount of $397,499 of which $311,127 remains outstanding at November 18, 2006. Interest accrues at 5% per year and interest and principal payments are paid on April 8 of each year with the final payment on April 8, 2014.

  Plasma Center Development Agreement

        As amended, the Company can borrow up to $5 million under a donor center development financing agreement with a plasma supply customer. This maximum principal amount includes the balance outstanding at November 18, 2006 of $1,264,785. The terms of the amended agreement require the Company to satisfy the financing amount once the financed plasma centers are licensed by the Food and Drug Administration ("FDA") with $2.50 per liter of the sales price applying to the debt amount. The maximum payback period of the financing plus any unpaid interest is five years after the FDA licensure of the plasma centers covered by this agreement. Interest is paid quarterly until the debt is satisfied and accrues at the 12-month LIBOR rate plus 2%. The customer has a security interest in the accounts receivable and inventory related to the centers developed to satisfy the plasma supply commitment.

  Supplier Financing Agreement

        During 2006 the Company financed certain insurance premiums. The Company makes varying monthly payments through May 2, 2007 at interest rates up to 8.25%. As of November 18, 2006, $311,547 remains outstanding.

  Customer Financing Agreements

        The Company signed two promissory notes with a customer to obtain operating capital. One note was dated July 21, 2006 for $1,000,000, and the second was dated July 24, 2006 for $500,000. Both notes have a maturity date of November 22, 2006 and carry interest of the lesser of 12% per annum or the maximum rate permitted by applicable law. The Company also received $5 million from the same customer during November 2006 in unsecured promissory notes. These notes also have a November 22, 2006 maturity date.

4.    Leases

        The Company has several non-cancelable operating leases, primarily for plasma center locations, that expire over the next nine years, most with varying renewal options. Rent expense for operating leases was $3,962,631 for the period ended November 18, 2006. Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of November 18, 2006, are as follows:

Years Ending December 31
2007	$4,202,529
2008	$4,133,220
2009	$4,179,741
2010	$4,161,586
2011	$4,089,221

        The Company leases several of its plasma center locations from affiliated companies. These leases are for varying terms expiring over the next nine years with varying renewal option periods. They have been classified as operating leases and are included in the data presented above. The Company also leases its office space from an affiliated company under a month-to-month lease. Total rent expense associated with these leases with affiliated parties was $1,665,391 for the period ended November 18, 2006.

5.    Membership Interest

        As established under the First Amended and Restated Operating Agreement (the "Operating Agreement") of International BioResources, L.L.C., the interests of the members in the Company are represented by two classes of units ("Units"). At November 18, 2006 the Units are comprised of 113,191 Class A Units ("Holders") and 14,396 Class B Units ("Preferred Holder"). The Preferred Holder is entitled to issuance of an additional 1,235 Class B Units for each year certain performance criteria are not met. The issuance of these additional Class B Units is effective the first day of the calendar year subsequent to year the performance criteria are not met. Through November 18, 2006, 2,470 units of Class B Units have been issued under this provision. The Class B Units of the Preferred Holder contain anti-dilution rights on the issuance of any new Class A Units, Class B Units or any other equity interest in the Company.

        The management of the Company rests with a Board of Directors. The Board of Directors consists of six members ("Directors"), five of whom are elected by the Holders and one of whom is elected by the Preferred Holder ("Class B Director"). Directors shall serve for one year or until their successors are elected. The Class B Director holds special voting rights requiring his or her affirmative vote or consent to approve certain actions of the Company.

        Each member has a separate Capital Account that is adjusted for contributions, distributions and their share of the Company's profits and losses,

        Losses, as defined by the Operating Agreement, are allocated first to all Holders pro rata in accordance to their Capital Account balances until each of the Holder's Capital Accounts balances are zero. Secondly, losses are allocated to the Preferred Holder until the Capital Account balance is zero. Profits, as defined by the Operating Agreement, are allocated in the reverse order of the losses, first to Preferred Holders and secondly to Holders.

        Cash and in-kind distributions can be made to the Holders and Preferred Holder at the discretion of Board of Directors. The cash distributions are first allocated to the Preferred Holder until the Preferred Holder shall have received an amount that, when combined with all prior distributions to the Preferred Holder shall be equal to a cumulative priority return of 6% per year calculated on the Preferred Holder's initial capital contribution. Secondly, cash distributions are allocated to all Holders other than the Preferred Holder, in an amount proportionately comparable to the Priority Return. Thirdly, distributions shall be made to all Holders and Preferred Holder pro rata in accordance with Unit ownership to the extent that each has been allocated profits as described in the preceding paragraph. Fourth, distributions shall be made to all Holders and Preferred Holder pro rata in accordance with their positive Capital Account balances until their Capital Accounts are reduced to zero and finally to all Holders and Preferred Holder in accordance with Unit ownership.

6.    Related-Party Transactions

        The Company enters into transactions with affiliated companies and individuals in the ordinary course of business. For the period ended November 18, 2006, amounts paid to related parties were as follows:

Consulting fees paid to affiliated company	$938,107
Lease expenses on rental property	$1,665,391

        At November 18, 2006, amounts owed to affiliated companies related to the above services totaled $11,914 and are included in accounts payable. Amounts at November 18, 2006, due under notes payable totaled $1,811,127.

7.    Commitments and Contingencies

        The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

        During the course of 2006, the Company negotiated with a customer regarding certain disputed contractual obligations. The settlement amount of $10,500,000 has been recorded as of November 18, 2006 and all disputes under the contract have been resolved.

        The Company has entered into several supply commitment arrangements with its customers. These arrangements require the Company to deliver minimum quantities of plasma units and open designated plasma collection centers within a stated period of time.

        In 2006, the Company was unable to fulfill the terms of one such arrangement with a customer to open designated collection centers within the allotted period of time. As a result, the Company entered into a Letter of Agreement with the customer in 2007 to defer any and all claims against the Company. The Letter of Agreement modifies the original terms of the supply commitment arrangement by extending the period of time the Company has to supply the agreed upon minimum quantity of source plasma and open the designated collection centers. If one or more of the terms of the Letter of Agreement are not completed by July 1, 2007, the customer may pursue all remedies available under the initial supply commitment agreement. Under the initial supply commitment arrangement the Company has also provided to the customer a 49% security interest in IBR PlasmaCenters, L.L.C. ("IBR PC"), the wholly owned subsidiary of the Company that owns the customers' financed designated collection centers. The security interest was provided as collateral for the portion of financing already provided by the customer for the development of the designated collection centers. The ownership interest will be released to the Company upon repayment of the principal portion of the financing.

8.    Business Concentrations

        During the period ended November 18, 2006, the Company sold 93% of its source plasma to one customer under an amended plasma supply agreement, initially dated May 30, 2003 ("Effective Date"), which agreement expires in January 2016. The agreement is renewable for successive two year terms. The agreement was cancelable with two years advance notice after the ninth year of the anniversary of the Amended Effective Date. The per unit sales price contained in the agreement is negotiated periodically based on market rates for source plasma. The Company entered into an agreement to sell substantially all of its operations to the customer (see Note 9).

9.    Subsequent Events

        On October 31, 2006, the Company entered into an agreement to sell substantially all of its assets and transfer certain short term liabilities at certain centers (21 licensed facilities, 12 unlicensed facilities and 25 undeveloped facilities) for $100 million cash, subject to a working capital adjustment, and contingent consideration up to $35 million in the form of stock in the customer. The contingencies are based on the licensure of certain centers and production targets of the acquired centers. Under the agreement concurrent with the closing, all debt of the Company was repaid on November 20, 2006.

10.    Restatement of Members' Deficit

        Effective January 1, 2006, the Company restated its Members' deficit in order to present redeemable equity securities in the mezzanine section of the balance sheet and to correct an error in the recording of goodwill resulting from the 2003 acquisition of a business.

        In compliance with SEC Rules and Regulations governing redeemable equity interests, Members' deficit has been adjusted to present the redemption value of the Class B Units outside permanent equity. The redemption value at January 1, 2006 was $7.4 million.

        Previously, the Company had recorded $7.2 million ($5.5 million net of accumulated amortization through December 31, 2005) as separately identifiable assets related to blood donor lists. The Company has subsequently determined that blood donor lists do not meet the definition of separately identifiable assets under Statements of Financial Accounting Standards No. 141 and 142, and the $7.4 million should have been recorded as goodwill. Accordingly, January 1, 2006 Members' deficit has been reduced by $1.7 million.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated costs and expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement, other than underwriting discounts and commissions. All amounts are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee. The following expenses will be borne solely by the registrant.

Securities and Exchange Commission registration fee		$30,700
National Association of Securities Dealers, Inc. filing fee		75,500
NASDAQ listing fee		*
Blue Sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees		*
Transfer Agent's fees		*
Miscellaneous expenses		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

        We are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests and, for any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

        In accordance with Section 102(b)(7) of the Delaware Law, our Restated Certificate of Incorporation contains a provision to limit the personal liability of our director's violations of their fiduciary duty. This provision eliminates each director's liability to us and our stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to us or to our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. In addition, our restated certificate of incorporation authorizes us to purchase and maintain insurance to protect itself and any director, officer, employee or agent of us or another business entity against any expense, liability or loss incurred by him or her in any such capacity or arising out of his or her status as such, regardless of whether we would have the power to indemnify such person under our bylaws or Delaware Law.

        The underwriting agreement with the underwriters will provide for the indemnification of our directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act.

        We maintain directors and officers liability insurance, which covers directors and officers against certain claims or liabilities arising out of the performance of their duties.

Item 15. Recent Sales of Unregistered Securities.

        The following sets forth information regarding unregistered securities sold by the registrant since its inception.

  (1)
  On March 31, 2005, the registrant issued 1,000,000 shares of our common stock and one share of junior preferred stock to Bayer HealthCare, LLC, a Delaware limited liability company, in connection with closing of the acquisition of the plasma business of Bayer.

  (2)
  On March 31, 2005, the registrant issued 100,000 shares of its series A senior convertible preferred stock to Talecris Holdings, LLC in connection with closing of the acquisition of the plasma business of Bayer.

  (3)
  On March 31, 2005, the registrant issued a 12% second lien term note in the aggregate principal amount of $25,000,000 to Cerberus-Plasma Holdings, LLC in connection with closing of the acquisition of the plasma business of Bayer.

  (4)
  On March 31, 2005, the registrant issued a 14% junior secured convertible note in the aggregate principal amount of $90,000,000 to Talecris Holdings, LLC in connection with closing of the acquisition of the plasma business of Bayer.

  (5)
  On April 12, 2005, the registrant issued 192,310 shares of its series B senior convertible preferred stock to Talecris Holdings, LLC, in connection with the closing of the acquisition of Precision Pharma Services Inc.  The aggregate fair market value of these securities was $13.6 million.

  (6)
  On April 12, 2005, the registrant issued a 12% second lien term note in the aggregate principal amount of $2,769,000 to Ampersand Plasma Holdings, L.L.C. in connection with the closing of the acquisition of Precision Pharma Services Inc.

  (7)
  On December 6, 2006, the registrant issued 900,000 shares of series A senior convertible preferred stock to Talecris Holdings, LLC in exchange for the conversion of $90,000,000 in principal amount of 14% junior secured convertible notes.

  (8)
  On June 9, 2007, the registrant issued 268,279 shares of common stock to International BioResources, L.L.C., a Louisiana limited liability company, in connection with the closing of the purchase of certain plasma centers valued at $124.87 per share.

  (9)
  Since March 31, 2005, the registrant has issued to directors, officers and employees options to purchase 1,710,502 shares of common stock (109,278 of which have been subsequently cancelled due to the termination of the officers and employees receiving such options), with per share exercise prices ranging from $11.11 to $170.00. As of July 25, 2007, there have been no exercises of such options. In addition, the registrant has issued 396,649 shares of restricted and/or fully vested shares of common stock to its directors, officers and employees, 2,062 of which have been subsequently cancelled due to the termination of the officers' and employees' receiving such shares.

        The issuance of securities described above in paragraphs (1) through (8) were exempt from registration under the Securities Act of 1933 in reliance on Regulation D and Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving any public offering. The purchasers of the securities in these transactions represented that they were "accredited investors" or "qualified institutional buyers" (as such terms are defined in Regulation D) and they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933 and that any resale must be made pursuant to a registration statement or an available exemption from registration. The sale of these securities was made without any general solicitation or advertising.

        The issuance of securities described above in paragraph (9) is exempt from registration under the Securities Act of 1933 in reliance on Rule 701 of the Securities Act pursuant to compensatory benefit plans approved by the registrant's board of directors.

        There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement*
3.1	Form of Restated Certificate of Incorporation of Talecris Biotherapeutics Holdings Corp.*
3.2	Form of Amended and Restated By-Laws of Talecris Biotherapeutics Holdings Corp.*
4.1	Form of Certificate of Talecris Biotherapeutics Holdings Corp. common stock*
4.2	Certificate of Designations, Rights and Preferences of Series A Senior Convertible Preferred Stock, as amended
4.3	Certificate of Designations, Rights and Preferences of Series B Convertible Preferred Stock, as amended
5.1	Opinion of Reed Smith LLP*
10.1	2005 Stock Option and Incentive Plan of Talecris Biotherapeutics Holdings Corp.
10.2	2006 Restricted Stock Plan of Talecris Biotherapeutics Holdings Corp.
10.3	Talecris Biotherapeutics Holdings Corp. Employee Savings Plan
10.4	Talecris Biotherapeutics Holdings Corp. Supplemental Savings Plan
10.5	Talecris Biotherapeutics Holdings Corp. Special Recognition Bonus Plan
10.6	Talecris Biotherapeutics Holdings Corp. Incentive Plan (Management Bonus Plan), as amended
10.7.1	Form of Stock Option Award Agreement (2005 form of agreement) under 2005 Stock Option and Incentive Plan of Talecris Biotherapeutics Holdings Corp.
10.7.2	Form of Stock Option Award Agreement (2006 form of agreement) under 2005 Stock Option and Incentive Plan of Talecris Biotherapeutics Holdings Corp.

10.8	Form of Restricted Stock Award Agreement under 2006 Restricted Stock Plan of Talecris Biotherapeutics Holdings Corp.
10.9	Form of Special Recognition Bonus and Restricted Stock Award Agreement
10.10	First Lien Term Loan Credit Agreement, dated as of December 6, 2006, among Talecris Biotherapeutics Holdings Corp., Talecris Biotherapeutics, Inc., Precision Pharma Services, Inc., Talecris Plasma Resources, Inc., and Morgan Stanley Senior Funding, Inc.
10.11	Second Lien Term Loan Credit Agreement, dated as of December 6, 2006, among Talecris Biotherapeutics Holdings Corp., Talecris Biotherapeutics, Inc., Precision Pharma Services, Inc., Talecris Plasma Resources, Inc., and Morgan Stanley Senior Funding, Inc.
10.12	Revolving Credit Agreement, dated as of December 6, 2006, among Talecris Biotherapeutics Holdings Corp., Talecris Biotherapeutics, Inc., Precision Pharma Services, Inc., Talecris Plasma Resources, Inc., Wells Fargo Foothill, Inc. and Wachovia Bank, N.A.
10.13	Pledge and Security Agreement, dated as of December 6, 2006, among Talecris Biotherapeutics Holdings Corp., Talecris Biotherapeutics, Inc., Precision Pharma Services, Inc., Talecris Plasma Resources, Inc., and Morgan Stanley Senior Funding, Inc.
10.14.1	Asset Purchase Agreement, dated October 31, 2006, by and among IBR-BYR L.L.C., International BioResources, L.L.C., IBR Plasma Centers, L.L.C., Talecris Plasma Resources, Inc., and Talecris Biotherapeutics Holdings Corp.
10.14.2	First Amendment to Asset Purchase Agreement, dated November 18, 2006, by and among IBR-BYR L.L.C., International BioResources, L.L.C., IBR Plasma Centers, L.L.C., Talecris Plasma Resources, Inc., and Talecris Biotherapeutics Holdings Corp.
10.14.3	Second Amendment to Asset Purchase Agreement, dated June 9, 2007, by and among IBR-BYR L.L.C., International Bioresources, L.L.C., IBR Plasma Centers, L.L.C., Talecris Plasma Resources, Inc., and Talecris Biotherapeutics Holdings Corp.
10.15	Escrow Agreement, dated November 18, 2006, by and among IBR-BYR L.L.C., International BioResources, L.L.C., IBR Plasma Centers, L.L.C., Talecris Plasma Resources, Inc., Talecris Biotherapeutics Holdings Corp., and J.P. Morgan Trust Company
10.16	Joinder to Restrictive Covenants, dated November 18, 2006, by Rodney Savoy and Robert Gagnard, and acknowledged by Talecris Plasma Resources, Inc. and Talecris Biotherapeutics Holdings Corp.
10.17	Transition Services Agreement, dated November 18, 2006, by and between International BioResources, L.L.C. and Talecris Plasma Resources, Inc.
10.18	License Agreement, dated November 18, 2006, by and between International BioResources, L.L.C. and Talecris Plasma Resources, Inc.
10.19	Profit Sharing Agreement, dated November 18, 2006, by and between International BioResources, L.L.C. and Talecris Plasma Resources, Inc.
10.20	Stockholders Agreement, dated November 18, 2006, by and among International BioResources, L.L.C., Talecris Holdings, LLC and Talecris Biotherapeutics Holdings Corp.
10.21	Stockholders Agreement, dated December 7, 2006, by and among Talecris Biotherapeutics Holdings Corp., Talecris Holdings, LLC and certain other stockholders of Talecris Biotherapeutics Holdings Corp. party thereto.
10.22	Employment Agreement, dated as of April 1, 2005 and amended and restated as of April 1, 2007, between Talecris Biotherapeutics Holdings Corp. and Lawrence D. Stern.

10.23	Amended and Restated Employment Agreement, dated as of June 12, 2007, between Talecris Biotherapeutics Holdings Corp. and Alberto Martinez, M.D.
10.24	Employment Agreement, dated September 14, 2005, between Talecris Biotherapeutics Holdings Corp. and John Hanson.
10.25	Employment Agreement, dated September 5, 2006, between Talecris Biotherapeutics Holdings Corp. and John F. Gaither, Jr.
10.26.1	Services Agreement, dated August 25, 2005, between Talecris Biotherapeutics, Inc. and Centric Health Resources, LLC
10.26.2	Amendment to Services Agreement, by and between Talecris Biotherapeutics, Inc. and Centric Health Resources, LLC
10.27.1	Management Agreement, dated as of March 31, 2005, by and between Cerberus-Plasma Holdings LLC, Ampersand 2001 Limited Partnership, Talecris Biotherapeutics Holdings Corp. and Talecris Biotherapeutics, Inc.
10.27.2	Amendment to Management Agreement, dated as of December 6, 2006, by and between Cerberus-Plasma Holdings LLC, Ampersand 2001 Limited Partnership, Talecris Biotherapeutics Holdings Corp. and Talecris Biotherapeutics, Inc.
10.28.1	Assignment and Second Amended and Restated Purchase Agreement for Fractionation Services and Commercial Products, dated as of April 1, 2005, between and amongst Canadian Blood Services, Bayer Inc., Bayer Healthcare LLC and Talecris Biotherapeutics, Inc. (F/K/A NPS Biotherapeutics, Inc.)*
10.28.2	Further Assignment and Extension Agreement, dated as of April 1, 2006, between and amongst Canadian Blood Services / Societe Canadienne Du Sang, Bayer Inc. and Talecris Biotherapeutics, Inc. (F/K/A NPS Biotherapeutics, Inc.)*
10.28.3	Further Amending Agreement, dated as of April 1, 2006, between and amongst Candian Blood Services / Societe Canadienne Du Sang, Talecris Biotherapeutics, Inc. (F/K/A NPS Biotherapeutics, Inc.) and Talecris Biotherapeutics Ltd.*
10.29.1	Assignment and Second Amended and Restated Purchase Agreement for Fractionation Services and Commercial Products, dated as of April 1, 2005, between and amongst Hema-Quebec, Bayer Inc., Bayer Healthcare LLC and Talecris Biotherapeutics, Inc. (F/K/A NPS Biotherapeutics, Inc.)*
10.29.2	Further Assignment and Extension Agreement, dated as of April 1, 2006, between and amongst Hema-Quebec, Bayer Inc. and Talecris Biotherapeutics, Inc. (F/K/A NPS Biotherapeutics, Inc.)*
10.29.3	Further Amending Agreement, dated as of April 1, 2006, between and amongst Hema-Quebec, Talecris Biotherapeutics, Inc. (F/K/A NPS Biotherapeutics, Inc.) and Talecris Biotherapeutics Ltd.*
10.30	Supply Agreement, dated as of March 30, 2005, by and between Bayer Healthcare LLC, Biological Products Division, and Talecris Biotherapeutics, Inc. (F/K/A NPS Biotherapeutics, Inc.)*
10.31.1	Retained Intellectual Property License Agreement, dated as of March 31, 2005, by and between Bayer Healthcare LLC and Talecris Biotherapeutics, Inc. (F/K/A NPS Biotherapeutics, Inc.)
10.31.2	Amendment to Retained Intellectual Property Licensing Agreement, entered into as of August 10, 2007, by and between Bayer Healthcare LLC and Talecris Biotherapeutics, Inc.

10.32	Manufacturing Agreement for Thrombate III and Prolastin A1PI, dated as of March 30, 2005, by and between Talecris Biotherapeutics, Inc. and Bayer Healthcare LLC, Biological Products Division*
10.33.1	Amended and Restated Master Services Agreement, dated as of April 1, 2006, by and between Bayer Healthcare LLC and Talecris Biotherapeutics, Inc.*
10.33.2	Attachment to Amended and Restated Master Services Agreement, dated as of April 1, 2006, by and between Bayer Healthcare LLC and Talecris Biotherapeutics, Inc.*
10.34.1	Distribution Agreement, dated as of March 31, 2005, by and between Talecris Biotherapeutics, Inc., Bayer Biologicals S.r.l., Bayer Healthcare LLC and the distributors party thereto*
10.34.2	Amendment to Distribution Agreement, dated as of April 1, 2006, by and between Talecris Biotherapeutics, Inc., Bayer Biologicals, S.r.l., Bayer Healthcare LLC and the distributors party thereto*
10.34.3	Amendment No. 2 to Distribution Agreement, dated as of July 18, 2007, by and between Talecris Biotherapeutics, Inc., Bayer Biologicals, Inc., Bayer Healthcare LLC and the distributors party thereto*
10.35	Amended and Restated European Product Sales Agreement (Phase I), dated as of August 1, 2007, by and between Talecris Biotherapeutics, GmbH and Bayer Biologicals S.r.l.*
10.36	Talecris Biotherapeutics Holdings Corp. Irrevocable Trust Agreement, dated as of December 6, 2006, by and between Talecris Biotherapeutics Holdings Corp. and Wilmington Trust Company, as trustee
14	Code of Ethics
21	List of Subsidiaries of Talecris Biotherapeutics Holdings Corp.
23.1	Consent of Reed Smith LLP (included in Exhibit 5.1)*
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.3	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.4	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
24.1+	Powers of Attorney+
24.2	Power of Attorney of Paul N. Clark

*
To be filed by amendment

+
Previously filed

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes:

  (1)
  That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  That for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Research Triangle Park, State of North Carolina, on September 24, 2007.

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.
By:	/s/ LAWRENCE D. STERN Name: Lawrence D. Stern Title: Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on September 24, 2007.

Signature	Title

/s/ LAWRENCE D. STERN Lawrence D. Stern	Chairman, Chief Executive Officer and Director (principal executive officer)
/s/ JOHN M. HANSON John M. Hanson	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)
* Alberto R. Martinez, M.D.	President, Chief Operating Officer and Director
* Steven F. Mayer	Director

* Stuart A. Auerbach	Director
* Richard A. Charpie	Director
* Paul N. Clark	Director
* Ruedi E. Waeger	Director
* W. Brett Ingersoll	Director
* James T. Lenehan	Director

By *	/s/ JOHN M. HANSON Name: John M. Hanson Title: Attorney-in-Fact

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA
Summary Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA
Selected Financial Data
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
INDUSTRY
BUSINESS
MANAGEMENT
Compensation Discussion & Analysis
SUMMARY COMPENSATION TABLE—Fiscal Year 2006
All Other Compensation—Fiscal Year 2006
NON-QUALIFIED DEFERRED COMPENSATION—Fiscal Year 2006
DIRECTOR COMPENSATION—Fiscal Year 2006
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Executive Compensation and Employment Agreements
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CERTAIN INDEBTEDNESS
Morgan Stanley First Lien Term Loan Credit Agreement
Morgan Stanley Second Lien Term Loan Credit Agreement
Wachovia Bank Revolving Credit Agreement
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITERS
VALIDITY OF COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Index to Financial Statements Talecris Biotherapeutics Holdings Corp.
Talecris Biotherapeutics Holdings Corp. Consolidated Balance Sheets (in thousands, except share amounts) (Unaudited)
Talecris Biotherapeutics Holdings Corp. Consolidated Income Statements (in thousands, except per share amounts) (Unaudited)
Talecris Biotherapeutics Holdings Corp. Consolidated Statements of Cash Flows (in thousands) (Unaudited)
Talecris Biotherapeutics Holdings Corp. Notes to Unaudited Consolidated Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Talecris Biotherapeutics Holdings Corp. Consolidated Balance Sheets (in thousands, except share amounts)
Talecris Biotherapeutics Holdings Corp. Combined Income (Loss) Statements (Predecessor) Consolidated Income Statements (Successor) (in thousands, except per share amounts)
Talecris Biotherapeutics Holdings Corp. Combined Statement of Changes in Parent's Net Investment (Predecessor) Consolidated Statements of Stockholders' (Deficit) Equity (Successor) (in thousands, except share amounts)
Talecris Biotherapeutics Holdings Corp. Combined Statements of Cash Flow (Predeccessor) Consolidated Statements of Cash Flow (Successor)
Talecris Biotherapeutics Holdings Corp. Notes to Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
International BioResources, L.L.C and Subsidiaries Consolidated Balance Sheet November 18, 2006
International BioResources, L.L.C. and Subsidiaries Consolidated Statement of Operations For the Period From January 1 through November 18, 2006
International BioResources, L.L.C. and Subsidiaries Consolidated Statement of Members' Deficit For the Period from January 1 through November 18, 2006
International BioResources, L.L.C and Subsidiaries Consolidated Statement of Cash Flows For the Period From January 1 through November 18, 2006
International BioResources, L.L.C. and Subsidiaries Notes to Consolidated Financial Statements November 18, 2006
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES